As confidentially submitted to the Securities and Exchange Commission on November 24, 2025. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AIAI HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

(Primary Standard Industrial Classification Code Number)

33-4103471

(I.R.S. Employer Identification Number)

17304 Preston Road, Suite 520

Dallas, TX 75252

(214) 935-9853

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Todd Furniss

Chief Executive Officer

17304 Preston Road, Suite 520

Dallas, TX 75252

(214) 935-9853

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Kenneth L. Betts, Esq.

Egan Nelson LLP

2911 Turtle Creek Boulevard, Suite 1100

Dallas, Texas 75219

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [ ☒ / ☐]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November 24, 2025

[TO BE DETERMINED] SHARES

AIAI Holdings Corporation

Common Stock

This prospectus relates to the registration of the resale of up to [_____________] shares, or the Shares, of our Class A common stock, or the common stock, by our stockholders identified in this prospectus, or the Registered Stockholders, in connection with our direct listing, or the Direct Listing, on the Nasdaq Global Market, or Nasdaq. Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may elect to sell their Shares covered by this prospectus, as and to the extent they may determine. If the Registered Stockholders choose to sell their Shares, we will not receive any proceeds from the sale of such Shares. We have engaged RBW Capital Partners, LLC as our financial advisor, or the Advisor, to advise and assist us we respect to certain matters relating to the Direct Listing.

No public market for our common stock currently exists, and our shares of common stock have a limited history of trading in private transactions. At the time of the Direct Listing, we will have issued an aggregate of [_______] shares of our common stock in private placements in connection with the acquisition of our portfolio companies at a price of $[_____] per share. For more information, see “Business—Our Portfolio Companies.” We have also engaged RBW Capital Partners LLC, as a placement agent, all securities offering through Dawson James Securities, Inc., for the sale of shares of our preferred stock to unaffiliated third parties in a private placement at a price of $[___] per share, such issuance to occur concurrently with the Direct Listing. [TERMS] Recent sales of our common stock or securities convertible into our common stock in private transactions may have little or no relation to the opening public price of the Shares on Nasdaq or the subsequent trading price of shares of our common stock on Nasdaq. For more information, see “Sale Price History of Our Capital Stock.”

Further, the listing of our common stock on Nasdaq, without a firm-commitment underwritten offering, is a novel method for commencing public trading in shares of our common stock and, consequently, the trading volume and price of shares of our common stock may be more volatile than if shares of our common stock were initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that the Shares are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor, must notify Nasdaq that the Shares are “ready to trade.” Once the Advisor has notified Nasdaq that the Shares are ready to trade, Nasdaq will confirm the Current Reference Price for the Shares, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of the Shares on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will be issued [_______[ shares of our common stock in connection with and at the time of the Direct Listing, but such shares are not registered under this prospectus, and the Advisor in not a Registered Stockholder. The Advisor will determine when the Shares are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see the section “Plan of Distribution” of this prospectus.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “AIAI.” We expect our common stock to begin trading on Nasdaq on or about [___], 2025.

If our Nasdaq application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete this Direct Listing. This listing is a condition to the offering. No assurance can be given that our Nasdaq application will be approved and that our common stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and we will terminate this Direct Listing.

Upon completion of this offering, our founder, John P. Rochon, will beneficially own all of our issued and outstanding shares of Class B common stock, each of which has 10 votes per share, which will constitute approximately 50.1% of the voting power of our outstanding voting securities, and therefore, we will be a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market LLC. We do not intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on page 8 for the risks and uncertainties you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [____], 2025

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the Registered Stockholders have authorized anyone to provide any information different from, or in addition to, the information contained in this prospectus and in any free writing prospectuses we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, their Shares only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of the Shares by the Registered Stockholders and the distribution of this prospectus outside the United States.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf registration process, the Registered Stockholders may, from time to time, sell common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our common stock.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under “Where You Can Find Additional Information.”

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and the related notes of the company and two of our Portfolio Companies (as defined below) included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Cautionary Note Regarding Forward-Looking Information.” Unless the context otherwise requires, the terms “AIAI,” “the company,” “we,” “us,” and “our” in this prospectus refer to AIAI Holdings Corporation and our consolidated subsidiaries, which initially consist solely of our Portfolio Companies, as hereinafter defined.

Overview

AIAI was formed for the purpose of creating an AI-powered ecosystem through acquiring and scaling companies that have high potential for increased operating results through the integration of our Artificial Intelligence, or AI into their operations. We are not simply an investment vehicle—we seek to improve the operating performance of our subsidiaries through the application of our proprietary AI. The AI that we apply to the companies that we acquire is licensed to us by Messier 42 LLC, or M42, a company controlled by our founder, John P. Rochon. See “Business—License Agreement.” AIAI identifies, acquires, and consolidates high potential, AI-adjacent companies through a thorough evaluation framework that looks beyond conventional metrics. Our unique assessment methodology is designed to identify hidden value that traditional approaches miss, creating opportunities for increased stockholder returns. We expect to generate value through technological integration, unlocking synergies between AI and operations that remain invisible to traditional approaches. By combining complementary capabilities, we create solutions that are greater than the sum of their parts.

The global technological landscape is experiencing a fundamental shift as the industry reaches the critical threshold where AI transforms from a promising technology to a transformative force. Through our access to M42’s proprietary integrated AI, we expect to be able to capitalize on what we see as the convergence of advanced AI, mature computing infrastructure, and market readiness. AIAI’s strategic thesis rejects the siloed application of AI and instead focuses on building an integrated ecosystem where specialized capabilities amplify each other across multiple verticals such as construction, healthcare, defense, blockchain data infrastructure, digital assets, and government services.

Our operating strategy is based on the premise that we anticipate generating a higher usage rate for our AI technology through applying it directly to the operations of our wholly-owned subsidiaries, which we believe will create greater stockholder value. We expect to implement this process through the acquisition of companies with AI integration potential as opposed to the generally accepted industry practice of negotiating individual license agreements with multiple unrelated clients. By creating a captive client base through targeted entity acquisitions, we expect to be able to implement our AI solutions in a shorter time period (which we anticipate will take four to six months following the acquisition of the target entity) as compared to the significantly longer time required to establish a third-party licensing arrangement which in our experience can last as long as 24 months to complete the full integration process. Additionally, we believe our acquisition versus licensing strategy will result in a reduced execution risk and lower pursuit costs than negotiating third-party technology licenses. A study conducted by Everest Research stated that 90% of all successful AI pilot projects were never implemented.

AIAI is not just participating in the evolution of the “Cognitive Revolution,” it is helping to shape it. By integrating diverse companies into a cohesive AI ecosystem, the company expects to unlock value traditional models cannot replicate. With a clear vision, robust portfolio, and actionable roadmap, AIAI believes it is poised to redefine industries and deliver significant value to its stockholders. Our licensed AI brings together the branches of mathematics, science, and engineering in a loosely coupled software platform that we believe can be applied to reveal undiscerned patterns and intelligence almost anywhere.

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We believe the following characteristics set us apart from our competitors:

●	Proven Management Team: John P. Rochon, the Chairman of our Board of Directors, along with the members of our management team, bring a track record of an aggregate of over [__] years of successful technology implementation and business transformation, generating approximately consistent returns through the acquisition, reorganization and disposition of approximately 350 separate companies across multiple industry segments.

●	Accelerated Implementation: Through the acquisition of the companies to which our AI will be implemented rather than engaging in what are frequently protracted licensing negotiations, we expect to be able to more rapidly implement our AI solutions than our competitors.

●	M42 Behavioral, Math, and Science AI Platform: The M42 AI, to which the company has access through a license agreement with M42, provides us such analytic tools as predictive modeling and pattern recognition, as well as many other proprietary AI fields to identify opportunities invisible to traditional analytics. See “Business—License Agreement.”

●	Cross-Vertical Perspective: Our acquisition strategy identifies target entities in multiple industry sectors, allowing the company to combine diverse capabilities to create synergistic value at industry intersections.

●	Ethical AI Leadership: Our operating strategy prioritizes responsible development with transparent, human-centric solutions.

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Acquisition Strategy

Our portfolio is and will be a deliberately curated ecosystem, not a random collection of assets. Our target investment is one that fits within our “CURA” parameters, consisting of companies that solve complex, urgent, and/or administrative problems. Our strategy targets companies with proprietary technologies and cross-vertical potential, which are analyzed using the following criteria:

●	Comprehensive Technology Assessment: We conduct a thorough evaluation of technological capabilities to ensure alignment with our ecosystem orientation, analyzing the integration potential, adaptive capacity, and complementary capabilities of a target.

●	Strategic Fit Assessment: We assess the strategic alignment to deliver long-term success, analyzing the cultural alignment, leadership adaptability, and long-term ecosystem contribution of a target. Essential to this evaluation is the ability to retain the existing management team of the target and our assessment of its ability to improve operations through the application of our AI technology.

●	Due Diligence and Valuation: Our due diligence review incorporates both the traditional financial assessment and the application of our unique ecosystem perspective, quantifying the synergies and developing integration roadmaps to incorporate ecosystem value into pricing of a target. We will focus on companies with financial statements that have been audited in accordance with the auditing standards of the American Institute of Certified Public Accountants, or AICPA, and have annual EBITDA of at least $10 million.

●	“Halo Effect” Integration: We apply our proprietary methodology for capability enhancement and ecosystem integration, assessing the enhanced capabilities, holistically, of a target, focusing on amplification rather than disruption.

We expect to concentrate on industry sectors that we believe have high potential for both financial returns and societal impact. Our initial focus will be on the following industries:

●	Construction

●	Healthcare

●	Manufacturing

●	Financial services

●	Energy and natural resources

●	Blockchain data infrastructure

●	Digital assets

●	Defense contracting

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We employ a systematic approach to portfolio development and optimization, through the application of the following guidelines:

●	Gap Analysis and Acquisition Prioritization. We continuously evaluate our portfolio to identify capability gaps and acquisition opportunities through periodic ecosystem assessments to ensure alignment between current capabilities and strategic objectives.

●	Build versus Buy. We apply a structured framework to determine when to develop capabilities internally as opposed to acquiring new companies, focusing on a number of factors, including technological complexity and development timeframes compared to market requirements.

●	Geographic Expansion. We evaluate the need to expand into new geographic areas based on balancing the prospective market opportunities against the operational considerations of expanding into new markets.

●	Portfolio Optimization. We continuously evaluate our portfolio to maximize the overall ecosystem value through, among other things, comparing regular performance assessments against strategic and financial objectives.

Recent Acquisitions

As of the time of the Direct Listing, AIAI will have acquired all of the issued and outstanding equity interests of the companies listed below, which agreements will close and become effective concurrently with the effectiveness of the registration statement of which this prospectus forms a part and the execution of the Nasdaq listing application. The consideration payable for these entities will be the number of shares of our common stock set forth in the table below issued at the initial price of $20.00 per share. Each of the acquisition agreements provides for the issuance of additional shares of our common stock in the event the initial offering price of our common stock in the Direct Listing is less than $20.00. Pursuant to the terms of the acquisition agreements for each of these companies, the companies will continue to be operated by their existing management teams or management we specifically designate. Additionally, in certain circumstances AIAI has agreed to provide additional capital required for working capital and capital expenditure purposes pursuant to annual budgets agreed to by the management teams of AIAI and each of the acquired companies. These companies are referred to collectively in this prospectus as the “Portfolio Companies.”

Portfolio Company	Aggregate Shares Issued ($20.00/share)
C.C. Carlton Industries, Ltd.	16,550,000	(1)
Constellation Network, Inc.	8,511,000
gTC MediGuide LP	2,000,000	(2)
AI Research Corporation	2,500,000
Vanguard Healthcare Solutions, LLC	600,000	(3)
Bond Street Limited, LLC	500,000

1.	Subject to adjustment based on amount of debt in existence as of closing.

2.	An additional 565,000 shares of common stock are issuable to the MediGuide equity holders if certain EBITDA thresholds are met post-closing

3.	An additional 1,200,000 shares of common stock are issuable to the Vanguard equity holders if certain EBITDA thresholds are met post-closing.

Our Portfolio

The following companies are owned by AIAI as of the time of the Direct Listing. The company’s current portfolio exemplifies its ecosystem acquisition strategy.

●	C.C. Carlton Industries, Ltd: C.C. Carlton Industries specializes in providing full-scope civil construction, project management and estimating services. The company has served Central Texas for over 30 years and has extensive experience with single family subdivisions, multi-family subdivisions, apartments, commercial sites, hospitals, medical office buildings, industrial sites, schools, and municipal projects.

●	Constellation Network, Inc.: Constellation is a digital evidence ecosystem that provides products and services to create a trust-based exchange for a communications bridge, which includes multiple revenue streams across hardware, software, and enterprise divisions. Constellation is advancing its mission to produce provable guarantees on the world’s data by applying its blockchain protocol to the U.S. military’s digital infrastructure.

●	gTC MediGuide LP: MediGuide provides a comprehensive suite of healthcare services, including (1) telehealth services, (2) Medical Second Opinion (MSO) that connects patients to the appropriate Top 50 healthcare provider in the world and their leading specialists, (3) preventive health programs for proactive care, and (4) Medical Treatment Abroad (MTA). MediGuide partners with approximately 120 multi-national companies covering approximately two million people in over 150 countries and delivers services in over 80 languages.

●	AI Research Corporation: AIR uniquely focuses on the foundational and game changing inventive new math and science required to overcome obstacles which have restricted scientists from Advanced Artificial Intelligence applications envisioned by U.S. Defense, National Security, and a multitude of commercial advanced applications.

●	Vanguard Healthcare Solutions, LLC.: Vanguard and its subsidiaries collaborate with physician and healthcare providers, offering consulting services that improve patient experiences, streamline operations, and enhance healthcare delivery. The services provided by Vanguard include case management services to accident victims, advisory services to clinics, medical equipment supply services, and training programs.

●	Bond Street Limited, LLC: Bond Street is a buildup platform company that uses its selling advantage to market scanners, software, copiers, printers, and subscription-based services. The company also remarkets a large selection of high-tech hardware mega-brands in a business-to-business and business-to-consumer by the largest industry OEMs.

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Future Acquisitions

We expect our portfolio to continue to evolve to capitalize on emerging opportunities and optimize overall ecosystem value. Our management and acquisition teams maintain a deep, broad network of relationships among key market participants. We believe these relationships and our research-driven origination methods provide us access to off-market opportunities that may not be available to our competitors.

In executing our acquisition strategy, we will integrate newly-acquired entities through the application of a structured yet flexible approach to technological and operational integration, enabling consistent execution while accommodating the unique characteristics of each business. This model balances autonomy with collaboration, leveraging a shared AI platform and cross-vertical data synergies to create adaptive intelligence. This model consists of three stages:

●	Foundation: In this initial phase, we set the groundwork for AI success, emphasizing data readiness, pilot projects, and governance structures to deliver responsible innovation from the start.

●	Acceleration: In the second phase, we seek to broaden and intensify the adoption of AI by the AIAI companies through integrating AI systems into core processes, establishing robust data, and driving cross-functional alignment.

●	Transformation: In the final phase, AI will be deeply embedded in every facet of the Portfolio Companies, and AIAI will leverage cross-company synergies.

Our Opportunity

We believe that the current stage of the evolution of the Cognitive Revolution marks an inflection point where AI transitions from a promising tool to a transformative force. This AI revolution represents a transformative opportunity in how businesses operate. The market in which we expect to compete includes, among others, the following elements:

●	The Global AI Market: According to Precedence Research, the global AI market is to projected to increase from $638.2 billion in 2024 to $1,807.8 billion in 2030, representing a ___% compound annual growth rate. Precedence Research also projects the US AI market will increase from $146.1 billion in 2024 to $415.8 billion in 2030.

●	Implementation Opportunity: According to a report from SAP, average global businesses will spend $26.8 million on AI in 2025, which is projected to deliver a return on investment (ROI) of 16%.

SAP also reports that there remain issues with strategic adoption of AI. Most AI investment is reported to be piecemeal (44%), based on department-led prioritization (32%), or ad hoc (15%). Only 9% of businesses are investing based on strategic, holistic prioritization. We believe this fragmented adoption of AI further supports our strategy of acquiring entire companies and applying our AI on an enterprise-wide basis.

The AI landscape is hypercompetitive, with rapid innovation cycles and high capital barriers. Traditional approaches, such as siloed R&D and linear roadmaps, are expected to struggle against AIAI’s ecosystem strategy, which focuses on value optimization through integration rather than direct development. We anticipate this positioning will create measurable advantages for AIAI, including rapid market responsiveness, multidimensional value creation, and reduced risk through strategic synergy.

Acquisition Pipeline

Our executive management and acquisition team maintains a deep, broad network of relationships among a wide range of market participants, including owners and lenders. We believe these relationships and research-driven origination methods provide us access to multiple acquisition opportunities, many of which may not be available to any competitor. As a result of the significant need for liquidity among an ever-increasing number of privately held companies, many of which fall within our investment criteria, we believe there will be an ample supply of attractive acquisitions in the future.

In the normal course of our business, we will regularly evaluate the market for companies that fit within our investment criteria to identify potential acquisition targets. As of the date of this prospectus, we are evaluating potential acquisitions with an aggregate of approximately of $1.5 billion in EBITDA that we have identified as warranting future investment consideration after initial review. As of the date of this prospectus, we have neither entered into letters of intent or purchase agreements with respect to any potential acquisitions nor have we begun a comprehensive due diligence review with respect to any of these companies. Accordingly, we do not believe that the acquisition of any of the companies under evaluation is probable as of the date of this prospectus.

Our Technology

We have entered into a license agreement with M42 pursuant to which the company has been granted exclusive use of the M42 integrated Behavioral (Psychometric) (PAI) and Mathematics and Science AI within the designated field of use. See “Business—License Agreement.” Additionally, as of the date of this prospectus, we indirectly own [__]% of the outstanding equity of M42. See “Business—Our Assets.” This proprietary technology represents what we believe is an advance in how machines can understand and predict human behavior and includes certain fundamental building blocks of Math and Science designed to rapidly deploy industry independent AI solutions. A crucial but often overlooked aspect of Psychometric AI is its capability for making non-obvious inferences about behavioral patterns and future actions.

The core principle of our licensed AI technology is that true advanced artificial intelligence should be rooted in mathematics and science but always interpreted through the lens of human experience. Unlike conventional AI, which in our experience often focuses narrowly on historic data pattern recognition and resulting learnings, PAI is engineered to capture and integrate essential human attributes such as creativity, reasoning, perception, and empathy. Mainstream AI, which is built on machine learning, statistics, and deterministic algorithms, excels at pattern recognition and language processing, but often produces outputs that lack depth, context, or genuine understanding. M42’s PAI, by contrast, delivers more nuanced, creative, and human-like results on top of the rich Math and Sciences. Our licensed AI is designed “with the end in mind,” integrating the mathematical and scientific fields to create a platform that is designed to measure up to the full breadth and depth of human intelligence.

License Agreement

As of the time of the Direct Listing, AIAI has entered into a License Agreement, or License Agreement, with M42 pursuant to which M42 has granted us a license for exclusive use of the M42 AI, consisting of data sources, object code, along with industry specific template applications which are directly applicable to several of the aforementioned applications, within the designated “field of use.” As a result, M42 may not, and will cause its affiliates (other than AIAI) not to, use or exploit the licensed AI within the field of use or compete with our company within our field of use. “Field of use” is defined under the License Agreement to mean the use of the licensed AI in a business model substantially similar to our company’s business model, which includes creating and operating an AI-powered ecosystem to scale companies across multiple industry segments with the expectation of improving operating results through the application of the licensed AI technology. Pursuant to the License Agreement, we issued [_______] shares of our common stock to M42 as consideration for the perpetual use of the licensed technology. In addition, we have agreed to pay M42 an annual fee of 3% of our annual revenues in consideration for ongoing development work, including, among other things, any operational elements, features and functional design specifications as requested by our company. We have no further payment obligations under the License Agreement. The License Agreement permits us to sublicense the technology to and through our Portfolio Companies subject to the same terms as the License Agreement, and the sublicenses shall revert back to us in the event that a Portfolio Company is sold or that the License Agreement is terminated. The License Agreement is perpetual but may be terminated by M42 for “Cause,” which is defined to include, among other things, the bankruptcy of AIAI and AIAI’s breach of a material term of the contract that is not cured within the applicable cure period.

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Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our common stock. The risks are described more fully below and include, but are not limited to, risks related to the following:

Summary of Risks Relating to our Business and Operations

●	We have no operating history or established financial sources.
●	We are subject to the risks, uncertainties, and difficulties frequently encountered by companies in their early stage of development.
●	Our business depends on our ability to attract new Portfolio Companies.
●	We may not be aware of characteristics of or deficiencies in the operations or assets on the companies we acquire.
●	We may be unable to identify and complete acquisitions of additional Portfolio Companies that meet our investment criteria.
●	If we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase proportionately or at all, and we may not be able to execute on our business strategy.
●	Our acquisition activities may pose risks that could harm our business.
●	We are highly dependent on the key personnel of AIAI and the management teams of each of the Portfolio Companies.
●	Our management team has limited public company experience.
●	We will need to continue to expand the size of our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.
●	Unfavorable market and economic conditions may have serious adverse consequences on our business, financial condition, results of operations stock price, and prospects.
●	If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences.
●	Our employees, independent contractors, consultants, or commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could have a material adverse effect on our business.
●	We face intense competition and could lose acquisition opportunities to our competitors.
●	If we fail to respond to rapid technological changes, extend our AI applicability, or develop new features and Functionality, or ability to remain competitive could be impaired.

Summary of Risks Related to Industry Verticals

Construction

●	If we are unable to accurately estimate the overall risks, requirements, or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.
●	Our operations are subject to hazards that may cause personal injury or property damage.
●	Supply chain disruptions may adversely affect our operations.
●	Adverse weather conditions may cause construction delays, which could slow the completion of our contracts.
●	Increased costs of labor and material may adversely affect our business.
●	Adverse economic conditions that impact consumer spending may materially affect our business.
●	Our results of operation fluctuate from quarter to quarter and year to year as they are affected, among other things, by the seasonal nature of the construction industry.

Healthcare

●	If reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to obtain or deliver services, our business could be harmed.
●	The federal government and several states have enacted laws restricting the amount out-of-network providers can charge and recover for their services.
●	We may receive reimbursement for virtual services that is less than for comparable in-person services.
●	Failure to timely or accurately bill for our services could have a negative impact on our revenue.
●	Adverse findings from inspections, reviews, audits, and investigations could have a negative impact on our business.
●	Our healthcare business depends on our ability to effectively implement our AI to maintain the uninterrupted operation and data integrity of our information technology and other business operations.
●	If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, our business could suffer.
●	We conduct business in a heavily regulated industry and if we fail to comply with these laws and regulations, we could incur penalties or be required to make significant changes to our operations.

Digital Assets

●	Our digital assets business is subject to the risks of natural disasters, power outages, telecommunications failures, public health crises, and similar events and to human-made problems such as cyberattacks.
●	The growth of the digital asset market is subject to a variety of factors and may not grow as we expect.
●	The characterization of a digital asset as a “security” could subject us to additional regulatory oversight.
●	Future developments regarding the treatment of digital assets for U.S. and foreign tax purposes could adversely impact our business.
●	Our customers’ funds and digital assets may fail to be adequately safeguarded by us or the third-party providers upon whom we rely.

Summary of Risks Relating to this Offering and Ownership of Our Common Stock

●	The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.
●	There is not current public market for our common stock and there can be no assurance that an active trading market will develop or continue and the market price for our common stock may be volatile.
●	The Advisor, which will own [_______] shares of our common stock on the date of the Direct Listing, may have a conflict of interest.
●	Future sales of common stock by the Registered Stockholders could cause our share price to decline.
●	We are an emerging growth company, and the reduced disclosure requirements applicable to such companies may make our stock less attractive to investors.
●	John Rochon, the chairman of our Board of Directors, will control us following the offering, and his interests may conflict with ours or yours.
●	If securities or industry analyst do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

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Corporate Information

We were incorporated in the State of Delaware in July 2024 as MXLII Corporation. On November 3, 2025, we changed our name to AIAI Holdings Corporation. Our principal executive offices are located at 17304 Preston Road, Suite 520, Dallas, Texas 75252, and our telephone number is (214) 935-9853. Our website address is [__________]. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not part of, this prospectus or any other report or document that we file with or furnish to the SEC. Investors should not rely on such information when deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are eligible to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies and may elect to take advantage of other exemptions from reporting requirements in our future filings with the Securities Exchange Commission (“SEC”). In particular, in this prospectus, these exemptions include:

●	presenting only two years of audited consolidated financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our registration statement of which this prospectus forms a part;

●	reduced disclosure about our executive compensation arrangements;

●	exemption from the requirements to hold non-binding advisory votes on executive compensation (“Say on Pay”);

●	extended transition periods for complying with new or revised accounting standards;

●	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and

●	the auditor not being required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock, and our consolidated financial statements may not be comparable to the consolidated financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes, before deciding to invest in our common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business and Operations, including the Portfolio Companies

We have no operating history or established financial sources.

We have no operating history and you should not rely on the past performance of other investment programs sponsored by affiliates of our founder to predict our future results. We were formed on July 19, 2024. As of the time of the Direct Listing, we have only acquired the assets, including the Portfolio Companies, as described under the caption “Business—Our Assets.” Moreover, we do not have any established financing sources. If our capital sources are insufficient to support our operations, we will not be successful.

As a result of our limited operating history and the fact that as of the date of this prospectus our AI technology has not been applied to the operations of any of the Portfolio Companies, our ability to forecast our future results of operations is limited and subject to a number of uncertainties. A number of factors could cause our growth rate to be adversely impacted, including any reduction in the acceptance of our AI, increased competition, reduction in our overall market, our inability to accurately forecast demand for our AI, or our failure, for any reason, to capitalize on growth opportunities. We will encounter uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our business would be harmed.

You should consider our prospects in light of the risks, uncertainties, and difficulties frequently encountered by companies that are, like us, in their early stage of development.

You should consider our prospects in light of the risks, uncertainties, and difficulties frequently encountered by companies that are, like us, in their early stage of development. To successfully implement our business strategy, we must, among other things:

●	Identify and acquire additional Portfolio Companies that further our growth strategy;

●	Increase the awareness of the AIAI name within the industry segments that we are targeting for investment;

●	Attract, integrate, motivate, and retain qualified personnel to manage our day-to-day operations;

●	Respond to competition for our Portfolio Companies and our targeted investments; and

●	Continue to build and expand our operations structure to support our business.

●	We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment.

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Our business depends on our ability to attract new Portfolio Companies.

To increase our revenue, we will need to attract and acquire additional Portfolio Companies. Our success will depend to a substantial extent on the widespread understanding and acceptance of our AI. Although the demand for artificial intelligence and its applications has increased in recent years, the market for these applications has continued to evolve.

Our business strategy depends on achieving revenue growth from anticipated increases in operating results from the application of our AI technology to the operations of the Portfolio Companies.

Our business strategy depends on achieving revenue growth from anticipated near-term increases in the operating results of our Portfolio Companies resulting from the application of our AI technology to their business operations. As a result, any delay in or failure to the complete implementation of our AI technology within the operations of our Portfolio Companies, or a weaker than anticipated improvement in such business operations from the application of our technology, could materially and adversely affect us and our growth prospects. Further, even if we are successful in fully integrating our technology into the business operations of our Portfolio Companies, the increases in operating results could be significantly less than our projections at the time of acquisition.

We may not be aware of characteristics of or deficiencies in the operations or assets of the companies that we acquire, which could have a material adverse effect on our business.

While we have established a robust due diligence review process for each of our acquisitions, newly acquired businesses may have characteristics or deficiencies unknown to us that could affect their valuation or revenue potential, and such companies may not ultimately perform to our expectations. We cannot assure you that the operating performance of any newly acquired companies will not decline under our management. Any characteristics or deficiencies in any newly acquired companies that adversely affect the value of the companies or their revenue-generation potential could have a material adverse effect on our results of operations and financial condition.

We may be unable to identify and complete acquisitions of additional Portfolio Companies that meet our investment criteria, which may have a material adverse effect on our growth prospects.

Our primary investment strategy involves the acquisition of companies with high potential for increased operating results through the application of AI. These activities require us to identify suitable acquisition candidates that meet our investment criteria and are compatible with our growth strategies. We may not be able to acquire companies identified as potential acquisition opportunities. Our ability to acquire companies on favorable terms, or at all, may expose us to the following significant risks:

●	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

●	even if we enter into agreements for the acquisition of companies, these agreements will be subject to conditions to closing, which we may be unable to satisfy; and

●	we may be unable to finance any given acquisition on favorable terms or at all.

If we are unable to acquire companies on favorable terms, or at all, our financial condition, results of operations, cash flows, and our ability to pay dividends on, and the per share trading price of our common stock, could be adversely affected. In addition, failure to identify or complete acquisitions of suitable companies could limit our growth.

If we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase proportionately or at all, and we may not be able to execute on our business strategy.

We expect that the number of our Portfolio Companies will increase significantly over the next couple of years. To manage our anticipated future growth effectively, we must maintain and enhance our financial and accounting systems and our IT infrastructure. Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in or exacerbate weakness in our infrastructure, systems, or controls give rise to operational mistakes, financial losses, loss of productivity or business opportunities, and result in loss of employees and reduced productivity of remaining employees. Our growth may also require significant capital expenditures. As we expand and make related upfront capital expenditures, our margins may be reduced until we recognize growth, if any, resulting from such capital expenditures. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected, and we may be unable to implement our business strategy, which would adversely affect our business, results of operations, and financial condition.

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Our acquisition activities may pose risks that could harm our business.

As a result of our future acquisitions, we may be required to incur debt and expenditures and issue additional shares of our common stock to pay for the acquired companies. These acquisitions may dilute our stockholders’ ownership interests, delay or prevent our profitability, and may expose up to risks such as:

●	the possibility that we may not be able to successfully integrate any future acquisitions into the Portfolio Companies;

●	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating the acquired properties, diverting their attention from our other objectives;

●	the possibility that we may not be able to retain key employees or maintain key business relationships of the acquired companies;

●	the possibility that we may overpay for a company;

●	the possibility that we will incur a disproportionate amount of increased operating expenses and cash requirements;

●	the possible loss or reduction in value of an acquired company;

●	the possibility that we may be unable to generate sufficient revenue from the acquired companies to meet our objectives in undertaking the acquisitions or even to offset the associated acquisition and

●	the possibility of pre-existing undisclosed liabilities or operational failures regarding the acquired companies.

We cannot assure you that the price for any future acquisitions will be similar to the prices paid for the existing Portfolio Companies. If our revenue does not keep pace with our potential acquisition and expansion costs, we may incur net losses. There is no assurance that we will successfully overcome these risks or other problems encountered with acquisitions.

We are highly dependent on the key personnel of AIAI and the management teams of each of the Portfolio Companies. If we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive industries in which we are engaged depends upon our ability to attract, motivate and retain highly qualified managerial personnel. We are highly dependent on the AIAI management and the management team of each of the Portfolio Companies. Although we have employment agreements with the senior executives of AIAI, substantially all of the key personnel of the Portfolio Companies do not have employment agreements and those that do exist provide for at-will employment, which means that any our employees could leave our employment at any time, with or without notice. From time to time, there may be changes to the AIAI executive team resulting from new hires or departures of executives, which could disrupt our business. Additionally, we currently do not have “key person” insurance on any of our employees.

Recruiting and retaining qualified employees, consultants and advisors for our businesses also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. This competition for and scarcity of qualified talent may drive increases in compensation and benefits for skilled personnel. This may increase our human capital costs, and we may not be able to attract and retain personnel on acceptable terms given the competition among numerous technology companies and academic institutions for skilled individuals. The replacement of one or more AIAI executive officers or other key employees would likely involve substantial costs and may significantly delay or prevent the achievement of our business objectives. Our business would be harmed if we fail to adequately plan for the succession of our executives or if we fail to effectively recruit, integrate, retain, and develop key talent and align our talent with our business needs, which could have a material adverse effect on our business, financial condition, results of operations, stock price, and prospects.

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To induce valuable employees to remain at our company, in addition to salary and cash incentives, we expect to provide stock grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies.

Our management team has limited public company experience.

Most of the members of our management team have limited public company experience. Our entire management team, as well as other of our personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in misstatements that may be material in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations, and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

We will need to continue to expand the size of our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As our acquisition and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;

●	managing our acquisition and development efforts effectively; and

●	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize newly developed AI innovations will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part, on certain independent organizations, advisors and consultants to provide certain services. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our ability to apply our AI technology to Portfolio Companies may be delayed or terminated. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

Unfavorable market and economic conditions may have serious adverse consequences on our business, financial condition, results of operations, stock price and prospects.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

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If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sale,; and other adverse consequences.

In the ordinary course of our business, we may process, collect, store, and transmit proprietary, confidential, and sensitive data, including de-identified personal data, intellectual property, proprietary business information and trade secrets (collectively, sensitive information). We may rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of information technology infrastructure, cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties.

Cyber-attacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” “hacktivists,” threat actors, personnel (through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We and the third parties upon which we rely may be subject to a variety of evolving threats, including, without limitation, social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, tornadoes, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, disruption of clinical trials, loss of data (including data related to clinical trials), and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees and employees of third parties on which we rely utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services and products. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

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We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

While we have established physical, electronic and organizational security measures to safeguard and secure our systems against security incidents, and rely on commercially-available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and address vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may have negative impacts to our reputation and cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Litigation arising in the ordinary course of business, including in connection with commercial disputes or employment claims, against us could be costly and time-consuming to defend.

We are subject, and in the future may become subject from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our partners in connection with commercial disputes, consumer class action claims, employment claims made by our current or former employees or other claims or proceedings. Litigation may result in substantial costs, settlement and judgments and may divert management’s attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our common stock.

Our employees, independent contractors, consultants, or commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, independent contractors, consultants, or commercial partners could include intentional, reckless, negligent, or unintentional failures to comply with government regulations, comply with applicable fraud and abuse laws, provide accurate information to third parties, including governmental agencies, report financial information or data accurately, or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of conducting our business operations, which could result in litigation or regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter this type of misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, stock price and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in government programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

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We face intense competition and could lose acquisition opportunities to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for AI products is intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards, and frequent new platform and application introductions and improvements. We anticipate continued competitive challenges from current competitors who may be able to provide services to potential acquisition candidates in a manner that is more cost effective and operationally attractive to management of these entities, and in many cases, these competitors are more established and enjoy greater resources than we do. We also expect competitive challenges from new entrants into the industry. If we are unable to anticipate or effectively react to these competitive challenges, our ability to continue to acquire companies which are receptive to the application of our AI could be reduced, and we could experience a decline in our growth rate and revenue that could adversely affect our business and results of operations.

Our main sources of current and potential competition fall into several categories:

●	internal IT organizations that develop internal solutions and provide self-support for their enterprises;

●	commercial enterprise and point solution software providers;

●	open source software providers with data management, machine learning, and analytics offerings;

●	public cloud providers offering discrete tools and micro-services with data management, machine learning, and analytics functionality;

●	system integrators that develop and provide custom software solutions;

●	legacy data management product providers; and

●	strategic and technology partners who may also offer our competitors’ technology or otherwise partner with them, including our strategic partners who may offer a substantially similar solution based on a competitor’s technology or internally developed technology that is competitive with ours.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition, longer operating histories, and larger customer bases;

●	larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

●	broader, deeper, or otherwise more established relationships with technology, channel, and distribution partners and customers;

●	wider geographic presence or greater access to larger customer bases;

●	greater focus in specific geographies or industries;

●	lower labor and research and development costs;

●	larger and more mature intellectual property portfolios; and

●	substantially greater financial, technical, and other resources to provide support, to make acquisitions, hire talent, and to develop and introduce new products.

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In addition, some of our larger competitors have substantially broader and more diverse platform and application offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential acquisition candidates from agreeing to be purchased by us. If we are unable to sufficiently differentiate our solutions from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance, or value, we may see a decrease in demand for our AI, which could adversely affect our business, operating results, and financial condition.

If we fail to respond to rapid technological changes, extend our AI applicability, or develop new features and functionality, our ability to remain competitive could be impaired.

The market for AI is characterized by rapid technological change and frequent new platform and application introductions and enhancements, changing customer demands, and evolving industry standards. The introduction of platforms and applications embodying new technologies can quickly make existing platforms and applications obsolete and unmarketable. The success of the application to the operations of our Portfolio Companies of any enhancements or improvements to our existing AI or any new applications depends on several factors, including timely completion, adequate quality testing, integration with existing technologies, and overall market acceptance.

Our ability to continue to attract additional Portfolio Companies will likely depend on our ability to enhance and improve our AI, to develop additional functionality and use cases, introduce new features and applications and interoperate across an increasing range of devices, operating systems, and third-party applications. Potential acquisition entities may require features and capabilities that our current AI does not have or may face use cases that our current AI does not address. We will invest significantly, through our license agreement with M42, in customizing and enhancing the AI to improve the quality and ease of the application of our AI to the business operations of our Portfolio Companies. There is no assurance that any enhancements to our AI will achieve those objectives. If these research and development investments do not accurately anticipate operational demand, we may be unable to acquire additional Portfolio Companies.

Any failure of our AI to be effectively applied to our existing or future Portfolio Companies could reduce the demand for our AI and, therefore, limit our ability to grow through the acquisition of additional Portfolio Companies. If we are unable to adapt our AI in a timely and cost-effective manner, our AI may become less marketable, less competitive, or obsolete, and our operating results may be adversely affected.

The introduction of new AI platforms and applications by competitors or the development of entirely new technologies to replace existing offerings could make our AI obsolete or adversely affect our business, results of operations, and financial condition. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of any new AI application experiences, features, or capabilities which may be required by existing or future Portfolio Companies. Any delays could result in adverse publicity, loss of revenue, or reduction in market acceptance, all of which could harm our business. Moreover, new productivity features for our AI may require substantial investment, and we have no assurance that such investments will be successful. If new entities do not widely adopt any new AI application features and capabilities, we may not be able to increase the number of Portfolio Companies.

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations, and obligations could harm our business.

Certain of our operations may subject us to numerous federal, state, local, and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other content, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

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The existing and emerging laws and regulations impose new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, there is a risk that the requirements of these laws and regulations, or of contractual or other obligations relating to privacy, data protection, data use, or information security, are interpreted or applied in a manner that is, or is alleged to be, inconsistent with our management and processing practices, our policies or procedures, or the features of our AI. We may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so. Although we endeavor to comply with our published policies, certifications, and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our published policies and documentation. Additionally, if third parties we work with, such as developers, violate applicable laws or regulations or our policies, such violations may have an adverse effect on our business, Any failure or perceived failure by us to comply with our privacy policies, our privacy-, data protection-, data use-, or information security-related obligations to customers or other third parties or any of our other legal obligations relating to privacy, data protection, data use, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our Portfolio Companies may limit the adoption and use of, and reduce the overall demand for, our AI.

Any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, or disclosure of our information, or regarding the manner in which the express or implied consent of customers for the collection, use, retention, or disclosure of such information is obtained, could increase our costs and require us to modify our AI, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process data or develop new applications and features.

Cybersecurity and data privacy incidents or breaches may inhibit our growth.

The confidentiality and security of our information, and that of third parties, is critical to our business. Our services involve the transmission, use, and storage of information, which may be confidential or contain personally identifiable information. Any cybersecurity or data privacy incidents could have a material adverse effect on our results of operations and financial condition. While we maintain a broad array of information security and privacy measures, policies and practices, our networks may be breached through a variety of means, resulting in someone obtaining unauthorized access to our information, to information of our Portfolio Companies, or to our intellectual property; disabling or degrading service; or sabotaging systems or information. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of our Portfolio Companies, through fraud or other forms of deceiving our employees, contractors, and vendors. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We will continue to incur significant costs to continuously enhance its information security measures to defend against the threat of cybercrime. Any cybersecurity or data privacy incident or breach may result in:

●	loss of revenue resulting from the operational disruption;

●	loss of revenue or increased bad debt expense due to the inability to invoice properly or to customer dissatisfaction resulting in collection issues;

●	loss of revenue due to loss of customers;

●	material remediation costs to recreate or restore systems;

●	material investments in new or enhanced systems in order to enhance our information security posture;

●	reputational damage resulting in the failure to retain or attract additional Portfolio Companies;

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●	costs associated with potential litigation or governmental investigations;

●	costs associated with any required notices of a data breach;

●	costs associated with the potential loss of critical business data;

●	difficulties enhancing or creating new products due to loss of data or data integrity issues; and

●	other consequences of which we are not currently aware but would discover through the process of remediating any cybersecurity or data privacy incidents or breaches that may occur.

Our brand, reputation and ability to attract and serve our Portfolio Companies are dependent in part upon the reliable performance of our technology.

Our brand, reputation, and ability to attract and serve our Portfolio Companies are dependent in part upon the reliable performance of, and our ability to apply, our AI to operations of our Portfolio Companies and their ability to access our AI. Interruptions in our systems, whether due to system failures, computer viruses, physical or electronic break-ins, or other factors, could affect the security or availability of our AI. Problems with the reliability or security of our systems could harm its reputation. Damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition, and operating results.

Risks Related to Industry Verticals

Construction

If we are unable to accurately estimate the overall risks, requirements, or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our construction revenue and backlog are derived from fixed unit price contracts, cost plus contracts, and lump sum contracts. The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, operating cost inflation and potential claims for liquidated damages. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenue exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our business, financial condition, results of operations and cash flows.

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The costs incurred and gross margin realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

●	on site conditions that differ from those assumed in the original bid or contract,

●	failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract,

●	contract or project modifications creating unanticipated costs not covered by change orders,

●	failure by our suppliers, subcontractors, designers, engineers, joint venture partners, or customers to perform their obligations,

●	delays in quickly identifying and taking measures to address issues which arise during contract execution,

●	changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment,

●	claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part,

●	difficulties in obtaining required governmental permits or approvals,

●	availability and skill level of workers in the geographic location of a project,

●	citations issued by any governmental authority, including OSHA,

●	unexpected labor conditions or work stoppages,

●	changes in applicable laws and regulations,

●	delays caused by weather conditions,

●	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel, and

●	mechanical problems with our machinery or equipment.

Many of our contracts contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public customers may seek to impose contractual risk-shifting provisions more aggressively or there could be statutory and other legal prohibitions that prevent or limit contract changes or equitable adjustments, which could increase risks and adversely affect our business, financial condition, results of operations and cash flows.

Our failure to meet the schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Our operations are subject to hazards that may cause personal injury or property damage. Failure to maintain safe work sites could subject us to liabilities and possible losses, which may not be covered by insurance.

Construction and maintenance sites, plants and quarries are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

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On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees or others, as well as expose ourselves to possible litigation. Despite having invested significant resources in safety programs and being recognized as an industry leader, a serious accident may nonetheless occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or customers and could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We maintain general liability and excess liability insurance, workers’ compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to increase operations.

To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation and health claims, or unfavorable developments on existing claims, our results of operations and financial condition could be materially and adversely affected.

Supply chain disruptions may adversely affect our operations.

At times or in certain markets, we rely on third-party vendors and manufacturers to supply or transport many of the materials necessary for our operations. Disruptions, shortages or delays in the transportation of materials; price increases from suppliers or manufacturers; or inability to source needed materials have occurred and may continue to occur, which could adversely affect our results of operations, financial condition, cash flows and harm customer relationships. National and regional demand for cement and liquid asphalt may at times outpace the supply in the market. This imbalance creates a temporary shortage which may cause prices to increase faster than downstream products. Any material disruption at the facilities of our suppliers or otherwise within its supply chain, whether as a result of downtime, pandemic-related shutdowns, work stoppages or facility damage could prevent us from meeting customer demands or expected timelines, require us to incur unplanned capital expenditures, or cause other material disruptions to our operations, any of which could have a material adverse effect on our operations, financial position and cash flows. Further, supply chain disruptions can occur from events out of our control such as fires, floods, severe weather, natural disasters, environmental incidents or other catastrophes.

Adverse weather conditions may cause construction delays, which could slow completion of our contracts and negatively affect our revenue and cash flows.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms, and high- and low- temperature extremes, occur in regions in which we operate and maintain infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks to our operations. Such risks could have an adverse effect on our financial condition, results of operations and cash flows. Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs. In addition, drought conditions could restrict the availability of water supplies or limit the ability to obtain water use permits, inhibiting the ability to conduct operations. To date, our construction operations have not experienced any material impacts to their financial condition, results of operations or cash flows due to severe weather or the other physical effects of climate change.

The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

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Increased costs of labor and materials may materially adversely affect our business, results of operations or financial condition.

Higher than expected costs of labor and materials, including transportation costs related to increased fuel pricing, may adversely affect our ability to realize profits on our construction projects. Inflation, interest rate impacts on our suppliers’ pricing, and supply chain failures are potential causes for such increased costs. It is difficult to accurately project these costs when bidding on a project, and there is no guarantee that we will be able to pass these higher costs on to our customers. As a result, an increase in such costs could have a material adverse effect on our business, results of operations, or financial condition.

Recent inflationary pressures have materially impacted our operations and may continue to do so in the future. Specifically, we have experienced delayed commencement dates on projects as we have had to revise budgets and proposals to account for the rising costs of labor and materials. Inflation has caused the prices of key construction materials, such as steel, lumber, and concrete, to rise substantially. These increased costs have made projects more expensive overall, which, in turn, could materially affect the number of new contracts awarded to us. Additionally, stronger lending requirements, elevated borrowing costs and increased financing rates have delayed our clients in securing construction loans, further impacting project timelines. While most of these inflationary costs are passed directly to the consumer as a pass-through cost, the cumulative effect of these delays and increased costs have and may continue to have a significant adverse impact on our profitability and cash flow, particularly if we are unable to fully recover these costs from our clients.

Adverse economic conditions that impact consumer spending may materially affect our business.

Our business, as well as the businesses of our partners, is significantly influenced by general economic conditions. Economic downturns, recessions, or periods of economic uncertainty can lead to reduced consumer spending, which may have a material adverse effect on our construction and development projects. During economic downturns, consumers often reduce spending, including on new homes and commercial properties. This reduction in consumer spending can lead to decreased demand for our construction and development services, resulting in lower revenues and profitability.

Economic conditions can also impact the availability and cost of financing for our projects. Tightened credit markets and higher interest rates can make it more difficult and expensive for us and our partners to secure the necessary funding for ongoing and future projects. This can delay or halt project development, further impacting our financial performance. Economic instability can lead to disruptions in the supply chain, affecting the availability and cost of materials and labor. Increased costs and delays in obtaining necessary resources can negatively impact project timelines and budgets, reducing our overall profitability. Economic conditions can also lead to increased market volatility, affecting property values and investment returns. Fluctuations in real estate markets can impact the valuation of our projects and the ability to sell or lease properties at favorable terms, further affecting our financial stability.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, and chemical substances, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to work on the project. Unsafe work conditions, including OSHA violations, also can increase employee and subcontractor turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures, implement ineffective safety procedures or fail to have adequate insurance policies in place, our employees and subcontractors could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

Our failure to meet the schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule, unless the result of non-fault issues such as force majeure, could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts, such as material shortages, changes to the scope of work or subcontractor performance, could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our clients.

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We could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications.

We provide our customers with materials designed to comply with building codes or other regulatory requirements, as well as any applicable contractual specifications. If our materials do not satisfy these requirements and specifications, material claims may arise against us, our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related matter, then resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

Our results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of the construction industry.

Our results of operations experience substantial fluctuations from quarter to quarter and year to year. Any negative economic conditions that occur during the months of traditionally higher sales of a given product could have a disproportionate effect on our results of operations for the entire fiscal year. We may also make strategic decisions to deliver and invoice customers at certain dates to lower costs or improve supply chain efficiencies or may be forced to do so because of supply chain issues or disruption. As a result, our results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, we incur significant additional expenses in the periods leading up to the beginning of new projects which may also result in fluctuations in our results of operations. Our annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond our control. This seasonality in revenues, expenses and margins, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, including major weather events such as hurricanes, geopolitical uncertainty, the cost or availability of raw materials or labor, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect our business, results of operations or financial condition.

We are subject to laws, rules and regulations regarding safety, health, environmental and noise pollution and other issues that could cause us to incur fines or penalties or increase our operating costs.

We are subject to federal, state local, and municipal laws, rules and regulations in the United States regarding product safety, health, environmental and noise pollution and other issues that could cause us to incur fines or penalties or increase our operating costs, all of which could have a material adverse effect on our business, results of operations or financial condition. Namely, we are required to comply with the Occupational Safety and Health Act of 1970, which helps to ensure safe and healthy working conditions for workers by setting and enforcing standards and by providing training, outreach, education, and assistance. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify our products, or harm to our reputation, which could have a material adverse effect on our business, results of operations or financial condition.

Healthcare

We operate in a competitive industry, and if we are not able to compete effectively, our business, results of operations and financial condition would be harmed.

The market for health care and the services related thereto is competitive. We compete in a highly fragmented market with direct and indirect competitors that offer varying levels of impact to key stakeholders such as patients, clinicians, payor partners, and primary care and other specialist physician partners. Our competitive success is contingent on our ability to address the needs of key stakeholders efficiently and with superior outcomes at scale compared with competitors. We compete across various segments within the health care market, including with respect to traditional health care providers and medical practices, technology platforms, care management and coordination, digital health, telehealth and health information exchange. Competition in our market involves changing technologies, evolving regulatory requirements and industry expectations, and changes in clinician and patient needs. If we are unable to keep pace with the evolving needs of our patients and clinicians and the evolving competitive landscape in a timely and efficient manner, demand for our services may be reduced and our business, financial condition and results of operations would be harmed.

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Our competitors primarily include other medical and healthcare service providers that deliver care in-person or through virtual visits. Our indirect competitors also include episodic consumer-driven point solutions, such as in-person and virtual life coaching, digital therapy and support tools and other technologies related to health care services. In addition to established health providers, we may face additional competition from new market entrants, including major retailers that have recently begun to offer in-person and virtual health care in certain markets. Generally, practices, certain hospitals, and other outpatient health providers in the local communities we serve provide services similar to those we offer, and, in some cases, our competitors may offer a broader array of services, more flexible hours or more desirable locations to patients and outpatient health providers than ours, and may have larger or more specialized medical staffs to serve patients. Furthermore, health care consumers are now able to access patient satisfaction data, as well as standard charges for services, to compare competing outpatient health providers; if any of our centers or our affiliated practices achieve poor results (or results that are lower than our competitors’) on patient satisfaction surveys, or if our standard charges are or are perceived to be higher than our competitors, we may attract fewer patients. Additional quality measures and trends toward clinical or billing transparency, including recently enacted price transparency rules that would require third-party payors to make their pricing information publicly available, may have a negative impact on our competitive position and patient volumes, as patients may prefer to use lower-cost health care providers if they deliver services that are perceived to be similar in quality to ours. Competition from specialized providers, medical practices, retailers, digital health companies and other parties could negatively impact our revenue and market share.

We may encounter competitors that have greater name recognition, longer operating histories or more resources than us. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or patient or clinician requirements and may have the ability to initiate or withstand substantial price competition. In light of these factors, even if our model is more effective than those of our competitors, current or potential patients or clinicians may choose to turn to our competitors. If we are unable to successfully compete in the healthcare market, our business and prospects would be materially harmed.

If reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to deliver services to our clients, our business could be harmed.

Private third-party payors pay for the services that we provide to many of our clients. If any commercial third-party payors reduce their reimbursement rates or elect not to cover some or all of our services, our business, results of operations and financial condition may be harmed. Third-party payors may also elect to create narrow networks, which may exclude our clinicians. Our payor relationships generally operate across multiple independent regional contracts. Changes in reimbursement rates from these or other large commercial payors could adversely impact our business and results of operations.

Our commercial payor contracts are typically structured as fee-for-service arrangements, pursuant to which we, or our affiliated practices, collect the fees for patient services. Under these arrangements, we assume financial risks related to changes in the mix of insured and uninsured patients and patients covered by government-sponsored health care programs, third-party reimbursement rates and patient volume.

A portion of our revenue comes from government health care programs. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and federal and state funding restrictions, each of which could increase or decrease program payments, as well as affect the cost of providing services to patients and the timing of payments. We are unable to predict the effect of recent and future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, deterioration in general economic conditions and the funding requirements from federal healthcare reform legislation, may affect the availability of taxpayer funds for Medicare and Medicaid programs. Changes in government health care programs may reduce the reimbursement we receive from them or private payors and could adversely impact our business and results of operations.

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A substantial decrease in patient volume, an increase in the number of uninsured or underinsured patients or an increase in the number of patients covered by government health care programs, as opposed to commercial plans that have higher reimbursement levels, could reduce our profitability and adversely impact future growth. In addition, we may be unable to enter new payor contracts on favorable terms, or at all. In some cases, our revenue decreases if our volume or reimbursement decreases, but our expenses, including clinician compensation, may not decrease proportionately.

There has also been a recent trend in the healthcare sector of payors shifting to new models and value-based care arrangements. Changing legislation and other regulatory and executive developments have led to the creation of new models of care and other initiatives in both the government and private sector. Value-based care incentivizes health care providers to improve both the health and well-being of their patients while concurrently managing the medical expenses or “spend” of a particular population. Value-based care reimbursement models implemented by government health care programs or private third-party payors could materially change the manner in which mental health providers are reimbursed. Any failure on our part to adequately implement strategic initiatives to adjust to these marketplace developments could have a material adverse impact on our business.

A nominal number of our current contracts provide for incremental payments tied to the attainment of quality or performance metrics. If we fail to obtain these metrics in future periods, our revenue may decrease relative to past periods. In addition, we may enter into contracts in the future that may include parallel or full risk sharing for identified populations. These agreements would expose us to significant financial downside in the event that we are not able to improve outcomes and reduce total cost of care for the populations. These contracts may include components of medical spending, increasing the size of potential downside risk relative to traditional fee-for-service mental health spending.

The federal government and several states have enacted laws restricting the amount out-of-network providers of services can charge and recover for such services.

In December 2020, in connection with the Consolidated Appropriations Act of 2021, the No Surprises Act introduced national limitations on physician billing for certain services furnished by providers who are not in-network with the patient’s self-insured health plan, individual or group health plan (including fully-insured plans) that will go into effect on January 1, 2022. In addition, several states where we conduct business have enacted or are considering similar laws that would apply to patients having state-regulated insurance. For example, Florida, Ohio and Texas have adopted their own balance billing laws that, in certain cases, prohibit out-of-network providers from billing patients in excess of in-network rates. These measures could limit the amount we can charge and recover for services we furnish where we or our clients have not contracted with the patient’s insurer and therefore could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Moreover, these measures could affect our ability to contract with certain payors and under historically similar terms and may cause, and the prospect of these changes may cause, payors to terminate their contracts with us and our affiliated practices, further affecting our business, financial condition, results of operations and cash flows. There is also risk that additional legislation at the federal and state level will give rise to major third-party payors leveraging this legislation or related changes as an opportunity to terminate and renegotiate existing reimbursement rates.

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Financial pressures on patients, as well as economic conditions, may adversely affect our patient volume.

We may be adversely affected by patients’ unwillingness to pay for treatment by our clinicians. Higher numbers of unemployed individuals generally translate into more individuals without health care insurance to help pay for services, thereby increasing the potential for persons to elect not to seek treatment if they cannot afford to self-pay. Growth of patient receivables or deterioration in the ability to collect on these accounts, due to changes in economic conditions or otherwise, could have an adverse effect on our business, results of operations and financial condition. In addition, patients with high deductible insurance plans may be less likely to seek treatment as a result of higher expected out-of-pocket costs.

We may receive reimbursement for virtual services that is less than for comparable in-person services, which would negatively impact revenue and results of operations.

From time to time, we may operate in states that have not adopted laws related to parity between reimbursement rates for virtual services and in-person care. If we are not able to enter into regional payor contracts that provide for reimbursement parity between in-person and virtual services, private payors may not reimburse for virtual services at the same rates as in-person care for all patients within that market. Currently, our reimbursement rates for virtual services and in-person care are substantially similar. This is driven by contractual arrangements with our payor partners or payor policies. If we are not able to enter into or renew payor contracts on these terms or if payor policies change, we may receive reimbursement for virtual services that is less than comparable to in-person services in such states, which would negatively impact our revenue with respect to such markets, and as a result, our business, financial condition and results of operations.

Failure to timely or accurately bill for our services could have a negative impact on our patient service revenue, bad debt expense and cash flow.

Billing for our services is complex. The practice of providing mental health services in advance of payment or prior to assessing a patient’s ability to pay for such services may have a significant negative impact on our patient service revenue, bad debt expense and cash flow. We bill numerous and varied payors, including self-pay patients and various forms of commercial insurance providers. Different payors typically have differing forms of billing requirements that must be met prior to receiving payment for services rendered. Self-pay patients and third-party payors may fail to pay for services even if they have been properly billed. Reimbursement to us is typically conditioned, among other things, on our providing the proper procedure and diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered or reduction in reimbursement. Additional factors that could complicate our billing include variation in coverage for similar services among various payors and the difficulty of adherence to specific compliance requirements, coding and various other procedures mandated by responsible parties. To the extent the complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as the increased potential for bad debt expense.

We face inspections, reviews, audits and investigations under our commercial payor contracts and pursuant to federal and state programs. These audits could have adverse findings that may negatively affect our business, including our results of operations, liquidity, financial condition and reputation.

We are subject to various inspections, reviews, audits and investigations to verify our compliance with applicable laws and regulations and any payor-specific requirements. Commercial payors and government programs reserve the right to conduct audits. We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit or investigation could result in:

●	refunding amounts we have been paid from payors;
●	state or federal agencies imposing fines, penalties and other sanctions on us;

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●	temporary suspension of payment for new patients to the practice;
●	decertification or exclusion from participation in one or more payor networks;
●	self-disclosure of violations to applicable regulatory authorities;
●	damage to our reputation;
●	the revocation of a clinician’s or a practice’s license; and
●	loss of certain rights under, or termination of, our contracts with commercial payors.

We have in the past and may in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations. If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the legal, document production and other costs associated with complying with these inspections, reviews, audits or investigations could be significant.

Our healthcare business depends on our ability to effectively implement our AI to maintain the uninterrupted operation and data integrity of our information technology and other business systems.

Our business is dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our patients, support our clinicians and payor partners and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party vendors we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our patients and clinicians and hinder our ability to provide care to patients, retain and attract patients, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.

Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate patient needs and expectations, enhance the patient experience, act as a differentiator in the market, protect against rapidly changing cybersecurity risks and threats, and keep pace with evolving privacy and security laws, requirements and regulations, including changes in payment regimes. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner.

Increasing regulatory and legislative changes will place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives for our technology platform. In addition, recent trends toward greater patient engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. We must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and patient needs. Failure to do so may present compliance challenges and impede our ability to deliver care to patients in a competitive manner. Even if successful, there can be no assurance that additional development projects will not be needed or arise in the future or that we have the necessary resources to complete such development projects. Further, the technological advances of our competitors or future competitors may result in our technologies or future technologies become uncompetitive or obsolete. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems could adversely affect our results of operations, financial position, and cash flow.

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Clinicians and affiliated practices may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against us, our clinicians and our affiliated practices. Although we, our clinicians and our affiliated practices carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and our clinicians’ insurance coverage. Our affiliated practices and clinicians carry professional liability insurance, and we separately carry a professional liability insurance policy, which covers medical malpractice claims. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our clinicians, our affiliated practices or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated medical group from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our health services, our business could suffer.

We believe that developing and maintaining widespread awareness of our brand and maintaining our reputation for delivering high-quality care to patients is important to attract new patients and clinicians and maintain existing patients and clinicians. In addition, we have a growing number of strategic relationships with primary care and other specialist physician partners to develop our integrated care model and referral networks. Market acceptance of our services and patient acquisition depends on educating people, as well as payors and partners, as to the distinct features, ease-of-use, positive lifestyle impact, efficacy, quality and other perceived benefits of our platform as compared to alternatives. In particular, market acceptance is dependent on our ability to sufficiently saturate a particular geographic area to deliver care to local patients. The level of saturation required depends on the needs of the local market and the preferences of the patients in that market. Further, we rely on referrals and placed advertisements to spread brand awareness. Referrals are dependent on patients relaying positive experiences with our services and clinicians. If we are not successful in demonstrating to existing and potential patients, clinicians and payors the benefits of our platform, if we are not able to sufficiently saturate a market in convenient locations for patients, or if we are not able to achieve the support of payors and physician partners for our model and services, we could experience lower than expected patient retention. Further, the loss or dissatisfaction of patients or clinicians may substantially harm our brand and reputation, inhibit widespread adoption of our services, reduce our revenue, and impair our ability to attract or retain patients and clinicians.

Our brand promotion activities may not generate awareness or increase revenue and, even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract or retain patients, clinicians, payors and physician partners necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness we seek.

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, results of operations and financial condition.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal and state governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors, our contractual relationships with affiliated clinicians, vendors and patients, our marketing activities and other aspects of our operations. Of particular importance are:

●	the federal Ethics in Patient Referrals Act, commonly referred to as the Stark Law, that, unless one of the statutory or regulatory exceptions apply, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties, and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the False Claims Act. The statute also provides for penalties for circumvention schemes;

●	the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal health care program, such as Medicare and Medicaid. Remuneration has been interpreted broadly to be anything of value, and could include compensation, discounts or free marketing services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government health care programs, including Medicare and Medicaid;

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●	the criminal health care fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations, which we collectively refer to as HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any health care benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	HIPAA, and its implementing regulations, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of protected health information (“PHI”);

●	the federal False Claims Act that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits;

●	the federal Civil Monetary Penalties Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

●	reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

●	similar state law provisions pertaining to Anti-Kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third party payor, including commercial insurers or services paid out-of-pocket by patients;

●	state laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with physicians and psychologists;

●	the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers;

●	laws that regulate debt collection practices as applied to our debt collection practices;

●	a provision of the Social Security Act that imposes criminal penalties on health care providers who fail to disclose or refund known overpayments;

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●	federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

●	risks related to employing or contracting with individuals or entities that are sanctioned or excluded from participation in government health care programs;

●	the Federal Substance Abuse Confidentiality Regulations known as 42 C.F.R. Part 2;

●	federal and state laws and policies that require health care providers to maintain licensure, certification or accreditation to provide physician and other professional services, to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs, as well as state insurance laws; and

●	state and federal statutes and regulations that govern workplace health and safety.

Because of the breadth of these laws and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the U.S. Department of Health and Human Services (“HHS”) Office of Inspector General (“OIG”) have continued their scrutiny of health care providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and mandatory minimum penalties per false claim or statement, health care providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating health care providers’ compliance with the health care reimbursement rules and fraud and abuse laws.

We are, and may in the future be, a party to various lawsuits, demands, claims, qui tam suits, governmental investigations and audits (including investigations or other actions resulting from our obligation to self-report suspected violations of law) and other legal matters, any of which could result in, among other things, substantial financial penalties or awards against us, mandated refunds, substantial payments made by us, required changes to our business practices, exclusion from future participation in Medicare, Medicaid and other health care programs and possible criminal penalties, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows and materially harm our reputation.

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The laws, regulations and standards governing the provision of health care services may change significantly in the future. We cannot assure you that any new or changed health care laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

Regulations related to health care are constantly evolving. To the extent regulations are revised, particularly with respect to state licensure laws, our ability to provide virtual service across regions will be hampered.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations and our ability to provide virtual services in certain jurisdictions. Areas of government regulation that, if changed, could be costly to us include: rules governing the practice of medicine by physicians; laws relating to licensure requirements for psychiatrists and other licensed mental health professionals; laws limiting the corporate practice of medicine and professional fee-splitting; laws governing the issuance of prescriptions in an online setting; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees.

In addition, a few states have imposed different, and, in some cases, additional, standards regarding the provision of services virtually. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations. If we are required to adapt our business model, we may be limited to only in-person services, which may have a material adverse effect on our business, financial condition and results of operations.

The impact of healthcare reform legislation and other changes in the healthcare industry and in health care spending on us is currently unknown, but may harm our business.

Our revenue is dependent on the healthcare industry and could be affected by changes in health care spending, reimbursement and policy. The healthcare industry is subject to changing political, regulatory and other influences. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “Affordable Care Act” or the “ACA”) in 2010 made major changes in how health care is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA as well as efforts to repeal or replace certain aspects of the ACA. Since the enactment of the Tax Cuts and Jobs Act of 2017, there have been additional amendments to certain provisions of the ACA, and it is possible that the then-current administration and Congress will likely continue to seek to modify or build on certain provisions of the ACA. We continue to evaluate the effect that the ACA and its possible modification or repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition. In addition to these legal challenges, the then-current administration may advance new healthcare policy goals and objectives through statute, regulation and executive order.

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Other legislative changes to provider reimbursement have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 (known as Medicare sequestration) and subsequent extensions, which began in 2013 and will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other health care funding, which may materially adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations.

Such changes in the regulatory environment may also result in changes to our payor mix that may affect our operations and revenue. In addition, certain provisions of the ACA authorize voluntary demonstration projects, which include the development of bundling payments for acute, inpatient hospital services, physician services and post-acute services for episodes of hospital care. Further, the ACA may adversely affect payors by increasing medical costs generally, which could have an effect on the industry and potentially impact our business and revenue as payors seek to offset these increases by reducing costs in other areas. Certain of these provisions are still being implemented and the full impact of these changes on us cannot be determined at this time.

Uncertainty regarding future amendments to the ACA as well as new legislative proposals to reform health care and government insurance programs, along with the trend toward managed health care in the United States, could result in reduced demand and prices for our services. We expect that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third party payors will pay for health care products and services, which could adversely affect our business, financial condition and results of operations.

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If our or our vendors’ security measures fail or are breached and unauthorized access to our employees’, patients’ or partners’ data is obtained, our systems may be perceived as insecure, we may incur significant liabilities, including through private litigation or regulatory action, our reputation may be harmed, and we could lose patients and partners.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of employees and others, as well as the PHI of our patients. Several laws and regulations require us to keep this information secure. Because of the extreme sensitivity of the information we store and transmit, the security features of our and our third-party vendors’ computer, network and communications systems infrastructure are critical to the success of our business. We cannot be sure that our security features and processes or that our vetting and oversight of third parties will be sufficient. We also exercise limited control over third-party vendors, which increases our vulnerability to problems with the technology and information services they provide. Determined threat actors would likely be able to penetrate our security or the security of our vendors with enough skills, resources, and time. A breach or failure of our or our third-party vendors’ network, hosted service providers or vendor systems could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers such as denial-of-service and phishing attacks, nation-state attacks, political protests, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. We are also dependent on a technology supply chain that involves many third parties, some of whom may not be known to us, and each of these companies may also be a source of potential risk to our patients, operations and reputation. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks, including on companies within the healthcare industry. As cyber threats continue to evolve, we and our third-party vendors may be unable to anticipate all potential threats. We may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors’ security measures fail or are breached, it could result in unauthorized persons accessing sensitive patient data (including PHI), a loss of or damage to our data, or an inability to access data sources, process data or provide our services to our patients. A security incident may even remain undetected for an extended period, and we or our third-party vendors may be unable to anticipate such threats and attacks or implement adequate preventive measures. Such failures or breaches of our or our third-party vendors’ security measures, or our or our third-party vendors’ inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect patient, provider or investor confidence in us, and reduce the demand for our services from existing and potential patients. In addition, we could face litigation, damages for contract breach, monetary penalties or regulatory actions for violation of applicable laws or regulations and incur significant costs to comply with applicable data breach notification laws and to implement remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and related expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Our Board of Directors will be briefed periodically on cybersecurity and risk management issues, and we will implement a number of processes to avoid cyber threats and to protect privacy. However, the processes we have implemented in connection with such initiatives may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. Our failure to adhere to, or successfully implement processes in response to, evolving cybersecurity threats and changing legal or regulatory requirements in this area could result in legal liability or damage to our reputation in the marketplace.

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Should an attacker gain access to our network or the network of our third-party vendor, including by way of example, using compromised credentials of an authorized user, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems, such as data encryption (including data at rest encryption), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our information systems must be continually updated, patched and upgraded to protect against known vulnerabilities. The volume of new vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyber-attackers exploit these known vulnerabilities before they have been addressed. Due to the systems and platforms that we operate, the increased frequency at which vendors are issuing security patches to their products, the need to test patches and, in some cases, coordinate with clients and vendors, before they can be deployed, we continuously face the substantial risk that we cannot deploy patches in a timely manner. These risks can be heightened as we acquire and work to integrate additional centers. We are also dependent on third-party vendors to keep their systems patched and secure in order to protect our information systems and data. Any failure related to these activities and any breach of our information systems could result in significant liability and have a material adverse effect on our business, reputation and financial condition.

Our use and disclosure of PII, including PHI, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure such information we hold could result in significant liability or reputational harm and, in turn, substantial harm to our affiliated practices, affiliated clinicians, patient base and revenue.

The privacy and security of personally identifiable information, or PII, stored, maintained, received or transmitted electronically is a major issue in the United States. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to “unfairness” and “deception,” as enforced by the Federal Trade Commission and state attorneys general, continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any allegations about us, our affiliated practices or our affiliated clinicians with regard to the collection, processing, use, disclosure, or security of PII or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

We also publish statements to our patients and stakeholders that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue or misleading, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including state privacy and confidentiality laws (including state laws requiring disclosure of breaches) and HIPAA.

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HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, health care clearinghouses and certain health care providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us. Certain of our entities and affiliated practices are covered entities, while our management service entities are business associates.

HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic health care transactions, including activities associated with the billing and collection of health care claims.

HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations include civil monetary penalties per violation, subject to annual maximums. However, a single breach incident can result in violations of multiple standards, which could result in significant fines. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal fine and up to one-year of imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

In addition, HIPAA mandates that the Secretary of Health and Human Services (“HHS”) conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public website. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. We have experienced minor breaches of PHI in the ordinary course of business, but none have involved more than 500 individuals. Further, the HHS Office for Civil Rights (“OCR”) published a proposed rule in January of 2021, which, among other things calls for greater care coordination and an individual’s rights to access patient records. The proposed rule specifically encourages the disclosure of PHI when needed to help individuals experiencing substance use disorder, serious mental illness and in emergency circumstances. The proposed rule is subject to a regulatory suspension announced by the Biden administration and we do not know when (or if) the final rule will be published or whether there may be additional changes to the regulations, but when it is, we will need to evaluate and potentially update our HIPAA regulatory programs and documentation to comply with such requirements.

Additionally, we may be required to comply with the Federal Substance Abuse Confidentiality Regulations known as 42 C.F.R. Part 2. In July 2020, new regulations overhauled these laws to better align with HIPAA and make other updates to facilitate better coordination of care in response to the opioid epidemic. The federal government could initiate criminal charges for violations of Part 2, which include $500 for the first offense; and $5,000 for all subsequent offenses and seek fines up to $5,000 per violation for individuals and $10,000 per violation for organizations. Under the CARES Act, Congress also gave HHS the authority to issue civil money penalties for violations of Part 2, ranging from $100 to $50,000 per violation depending on the level of culpability.

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Further, the U.S. federal government and various states and governmental agencies have adopted or are considering adopting various laws, regulations and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. For example, California implemented the California Confidentiality of Medical Information Act, that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. There are many other state-based data privacy and security laws and regulations that may impact our business. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI or PII, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

In addition to the applicable federal and state laws, we are also subject to PCI DSS, a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processor fail to comply with the PCI DSS, we may incur significant fines or liability and lose access to major payment card systems. Our systems are subject to annual review under the PCI DSS requirements, and we have historically had, may now have, and may have in the future have items that require improvement. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of health care reform. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between health care companies and health care providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any such investigations, prosecutions, convictions or settlements could result in significant financial penalties, damage to our brand and reputation, and a loss of customers, any of which could have an adverse effect on our business.

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Blockchain Industry and Technology

If we do not compete effectively in our target markets, our business, financial condition, and results of operations could be adversely affected.

The blockchain industry is highly innovative, rapidly evolving, and characterized by significant competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on blockchain-based services.

Further, the recent change in administration has led to a more favorable federal regulatory environment for digital assets, which has encouraged more traditional technology companies to enter the digital asset industry. Such companies may have significantly greater financial, technical, marketing and other resources than we do, which may allow them to more efficiently identify and capitalize upon opportunities and trends, transition and adapt their products and services, and devote greater resources to marketing and advertising, all of which could adversely affect our ability to compete effectively.

Despite this regulatory shift, our competition to date includes companies, in particular those located outside the United States, who are not required to or do not comply with the same regulatory compliance standards as us or who are subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. The business models of such competitors rely on or benefit from being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions.

We also intend to expend significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate. Such costs are expected increased as we expanded our products and services that we offer. We expect to continue to incur significant costs to satisfy our legal and compliance obligations, which our unregulated or less regulated competitors have not had to and will not incur.

Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development in blockchain technology, and we expect these companies to continue to develop similar or superior products and technologies that compete with us. Further, more traditional technology and data infrastructure businesses may choose to offer blockchain-based services in the future as the industry gains adoption. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:

●	greater name recognition, longer operating histories, larger customer bases, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	greater customer support resources;

●	greater resources to make acquisitions;

●	larger and more mature intellectual property portfolios; and

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings.

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If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be adversely affected.

Any negative publicity regarding digital asset industry may have an outsized negative effect on consumer confidence.

As is the case with other novel technology, compared to more established and well-known industries, any negative publicity regarding blockchain technology and digital assets companies could have an outsized negative effect on confidence in blockchain technology. For example, since the inception of blockchain technology, there have been incidents of smart contract developers acting maliciously and misappropriating funds, and numerous digital asset businesses and platforms have been sued, investigated, or shut down due to fraud, illegal activities, the sale or issuance of unregistered securities, manipulative practices, business failure, and cyberattacks or security breaches. In addition, the energy usage and environmental impact of certain blockchains have attracted considerable attention, which could potentially create a negative consumer sentiment and perception of digital assets.

Adverse economic conditions and geopolitical events may adversely affect our digital asset business.

Our performance is subject to general economic conditions and their impact on blockchain technology adoption, digital assets and our customers. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. The impact of general economic conditions on the digital assets ecosystem is highly uncertain and dependent on a variety of factors, including market adoption of stablecoins and other digital assets, global trends in the blockchain economy, central bank monetary policies, and other events beyond our control. Geopolitical developments, such as the current conflict between Russia and Ukraine and related economic and other retaliatory measures taken by the United States, the European Union, and others, the ongoing Israel-Hamas conflict, trade wars, tariffs imposed by the new administration, and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and digital asset markets. Our business, results of operations, financial condition, and prospects may be materially and adversely affected by any negative impact on the global economy and digital assets market resulting from the conflicts in Ukraine or the Middle East, new trade policies including tariffs, or any other geopolitical tension or general adverse economic condition.

Our business is subject to the risks of natural disasters, power outages, telecommunications failures, public health crises and similar events, and to interruptions by human-made problems such as war, terrorism, cyberattacks, government shutdowns and other actions, which may impact the demand for our products or services.

Events beyond our control may damage our ability to maintain our platform and provide services to our customers. Such events include, but are not limited to, hurricanes, earthquakes, fires, floods, and other natural disasters, pandemics, power outages, telecommunications failures, and similar events. Because we rely heavily on our servers, computer and communications systems, and the internet to conduct our business and provide high-quality service to our customers, disruptions could harm our ability to effectively run our business. Moreover, our customers, partners, and other service providers face similar risks, which could directly or indirectly impact our business, financial condition, and results of operations. This means that an outage of our platform could result in our system being unavailable for a significant period of time. Terrorism, cyberattacks, and other criminal, tortious, or unintentional actions could also give rise to significant disruptions to our operations. In addition, the long-term effects of climate change on the global economy and in particular our industry are unclear; however, we recognize that there are inherent climate-related risks wherever business is conducted. Examples include drought and water scarcity, warmer temperatures, wildfires, and air quality impacts and power shutoffs associated with wildfire prevention. In addition, acts of war and other armed conflicts, disruptions in global trade, travel restrictions, quarantines, terrorism, government shutdowns and other civil, political, and geopolitical unrest could cause disruptions in our business, including, but not limited to, our business with the federal government, and lead to interruptions, delays, or loss of critical data. All of the foregoing could adversely affect our business, financial condition, and results of operations.

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The future development and growth of blockchain technology is subject to a variety of factors that are difficult to predict and evaluate. If the blockchain industry does not grow as we expect, our business, financial condition, and results of operations could be adversely affected.

The first implementation of blockchain technology occurred in 2008 and remains in the early stages of development. As such, the technology has not been widely adopted, particularly by incumbent technology companies, so demand for the technology remains limited. Though we believe that the anticipated benefits of blockchain technology will create such demand, there can be no assurance that this will occur, or if it does occur, that it will be in the near term.

The further growth and development of blockchain networks, and the protocols, applications and digital assets bult thereon, represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

●	many blockchain networks have limited operating histories and are still in the process of developing and making significant decisions that will affect the design, functionality, and governance of their respective blockchain networks, any of which could adversely affect their adoption;

●	many blockchain networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce software bugs, security risks, or adversely affect the respective networks;

●	several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, the overall blockchain industry could be adversely affected;

●	security issues, software bugs, and software errors have been identified with many blockchain networks, some of which have been exploited by malicious actors. Any weaknesses identified with a blockchain network could adversely affect its speed, security, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a blockchain network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to digital asset holders, damage the network’s reputation and security, and adversely affect its value;

●	the emergence of quantum computing and its potential for shortening the time required by governments, criminals, and unauthorized third parties to factor and derive the very large seed numbers (e.g., private keys) associated with current blockchain networks poses a future risk to current approaches to blockchain cryptography that protect many digital assets from theft or loss;

●	the development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks;

●	if rewards and transaction fees for miners or validators on any particular blockchain network are not sufficiently high to attract and retain miners or validators, a particular network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack;

●	if the costs of electricity, environmental restrictions, and regulations make it uneconomic for miners to operate or maintain blockchain networks, the overall security and efficiency of blockchain networks may be adversely affected, potentially impacting their reliability and attractiveness to users and investors;

●	the governance of many decentralized blockchain networks and protocols is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular blockchain network or protocols, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network or protocol’s utility and ability to respond to challenges and grow;

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Various other technical issues have also been uncovered from time to time that have or could have resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of blockchain technology may be significantly affected and, as a result, our business, financial condition, and results of operations could be adversely affected.

The blockchain industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain technology and digital assets may adversely impact our business, financial condition, and results of operations.

Our products and services contain third-party open-source software components. Failure to comply with the terms of the underlying open-source software licenses could harm our business.

Our products and services contain software modules licensed to us by third-party authors under “open-source” licenses. We also make certain of our own software available to customers for free under various open-source licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our products and services.

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use or grant other licenses to our intellectual property. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to reengineer some or all of our software.

Although we monitor our use of open-source software to avoid subjecting our products and services to conditions we do not intend, we have not recently conducted an extensive audit of our use of open-source software and, as a result, there can be no assurance that our processes for controlling our use of open-source software in our products and services are, or will be, effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open-source software license, we could face litigation, infringement, or other liability. We may also be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to reengineer our products or services, to discontinue or delay the provision of our offerings if reengineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code.

Moreover, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our products and services. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate open-source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software.

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The status of a particular digital asset, including our own native digital asset, as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset or product offering, or if the regulatory framework with respect to digital assets changes, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff, under previous administrations, have taken the position that a range of digital assets, products and services fall within the definition of a “security” under the U.S. federal securities laws. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset, product or service is a security or the offering thereof constitutes a securities offering under federal securities laws currently depends on the application of various judicial precedents interpreting the definition of a “security” under the U.S. federal securities laws. The application of the relevant judicial precedents requires a highly complex, fact-driven analysis. Accordingly, whether any given digital asset, product or service may ultimately be deemed to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset, product or service could be deemed a “security” or “securities offering” under applicable laws. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

With limited exception, the SEC and its staff generally do not provide advance guidance of the status of any particular digital asset, product or service as a security or the offering or sale thereof as a securities offering. For example, the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019. The SEC staff has also issued certain no-action letters and has brought various enforcement actions and entered into settlements with numerous digital asset economy participants alleging that certain digital assets or digital asset related products or services constituted a securities offering. However, these statements, framework and settled enforcement actions are not rules or regulations of the SEC, and are not binding on the SEC or courts. For instance, on April 5, 2025, then-acting SEC Chair Mark Uyeda announced that the SEC is conducting a review of the April 2019 digital asset security framework and other related guidance issued between 2019 and 2022 to determine whether to rescind or modify such guidance. There is therefore no certainty as to whether particular digital assets, products or services are securities or whether the offering of any such digital assets, products or services constitutes a securities offering or implicates a security offering, in each case under the U.S. federal securities laws. Moreover, the SEC and the Commodity Futures Trading Commission (the “CFTC”) and their senior officials have, at times, taken conflicting positions in public statements and enforcement actions as to whether a particular digital asset is a security. Furthermore, the views of the SEC and its staff in this area have evolved over time, and, at times, have appeared contradictory.

Additionally, the Securities Act does not preempt U.S. state law with respect to determining whether a digital asset, product or service is a security. Each state has the right to enforce its own securities laws and may ultimately determine that a digital asset, product or service is a security even if the SEC has elected not to pursue enforcement or it or its staff have given assurances that it would not do so, or a digital asset, product or service is otherwise excluded from the meaning of a security at the federal level.

If any of the digital assets we hold were considered a security, U.S. exchanges that list such digital assets will either have to register as a national securities exchange or de-list such digital assets. The delisting of these digital assets would have a significantly adverse impact on the liquidity of such digital assets, which would likely have a material adverse impact on our ability to generate revenue by selling digital assets we hold.

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Litigation, regulatory actions, and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions due to several factors and from various sources, including the highly regulated nature of the digital assets industry and the focus of state and federal enforcement agencies on this sector. The evolving regulatory landscape, with heightened scrutiny and enforcement, further exacerbates these risks.

From time to time, we have been and expect to be involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and other self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings, in the event of negative findings arising from these reviews. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the digital assets industry have been the subject of: (i) putative class action lawsuits; (ii) state attorney general actions and other state regulatory actions; (iii) federal regulatory enforcement actions, including, among others, actions relating to alleged unfair, deceptive or abusive acts or practices; and (iv) violations of state licensing and money transmission

The regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement result in significant operational and compliance costs and may prevent us from providing certain products and services. There can be no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, may have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes, including, but not limited to, California’s Digital Financial Asset Law and Illinois’ Digital Assets and Consumer Protection Act, or under federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities. Even if certain regulatory requirements are reduced or eliminated, there can be no assurance that the uncertainty created by such changes will not affect how we conduct our business and, in turn, have a material adverse effect on our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, may result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and could generate litigation or regulatory investigations that subject us to additional risk.

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Our interactions with a blockchain may expose us to SDN or blocked persons and new legislation or regulation could adversely impact our business or the market for digital assets.

The Office of Financial Assets Control (“OFAC”) of the U.S. Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our policy prohibits any transactions with such SDN individuals, and while we have internal procedures in place, we may not be adequately capable of determining the ultimate identity of the individual or entity with whom we transact with respect to selling cryptocurrency assets or providing access to our blockchain technology. We are unable to predict the nature or extent of new and proposed legislation and regulation affecting the blockchain industry, or the potential impact of the use of digital assets by SDN or other blocked or sanctioned persons, which could have material adverse effects on our business and our industry more broadly. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, all of which could harm our business and reputation.

The characteristics of crypto assets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams; if any of our customers do so or are alleged to have done so, it could adversely affect us.

Digital assets and the blockchain industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital assets have characteristics, such as the speed with which digital assets transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital asset transactions and encryption technology that anonymizes these transactions, that make digital assets particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of blockchain-based software that accepted digital assets from illegal activities include Tornado Cash and Samurai Wallet, two decentralized “mixers” that facilitated the obfuscation of digital assets procured from illegal activities. The developers of these two mixers have been charged and convicted of federal crimes relating to the use of Tornado Cash and Samurai Wallet. Furthermore, U.S. regulators, including the SEC, CFTC, and Federal Trade Commission, as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the FBI has noted the increasing use of digital currency in various ransomware and romance scams.

While we believe that our risk management and compliance framework, which includes thorough reviews we conduct as part of our due diligence process, is reasonably designed to detect any such illicit activities conducted by our potential or existing customers, we cannot ensure that we will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain digital asset transactions make them more difficult to track, fraudulent transactions may be more likely to occur. We or our potential banking counterparties may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. If one of our customers (or in the case of digital asset exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital assets, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and adversely affect our business, financial condition and results of operations.

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A large portion of our operating cash flow is derived from the sale of digital assets.

The sale of digital assets that we hold constitutes a large portion of our operating cash flow. If the prices of the digital assets that we hold decreases, our ability to fund our operations could be materially impacted. Similarly, if liquidity in the digital assets that we hold decreases, or if we become unable to access that liquidity due to regulatory issues, the loss of exchange accounts or the absence of counterparties to transact with in private transactions, our ability to generate operating cash flows could be materially impacted.

A large portion of our assets are concentrated in a single digital asset, our native Constellation digital asset.

Our native Constellation digital asset comprises a large portion of our digital asset treasury and of our assets overall. As such, a decline in the price of our native digital asset could have a significant and adverse impact on our ability to generate revenue from the sale of our native digital asset, which in turn would have a material adverse effect on our business and financial condition. Similar, a decline in the liquidity for our native digital asset, or in our ability to access such liquidity, could have a significant and adverse impact on our ability to generate revenue from the sale of our native digital asset, which in turn would have a materially adverse effect on our business.

The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

Digital assets have historically experienced high levels of volatility far in excess of that experienced in fiat currencies or publicly-traded equity securities. A number of factors contribute to changes in digital asset prices and volatility, including changes in the supply and demand for a particular digital asset, regulatory actions, market sentiment, macroeconomic factors, utility of a particular digital asset, and idiosyncratic events such as exchange outages or commentary on social media. We are exposed to price volatility with respect to the digital assets we own. A decline in price may require us to take an impairment charge on our digital assets, and a decline in the value of the digital assets we hold in higher concentrations, including our native Constellation digital asset, may have a larger adverse impact on our operating results in any given period. Volatility in the value of digital assets or other market factors may limit our ability to convert digital assets into fiat currency at attractive prices or at all.

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The loss or destruction of private keys required to access any digital assets we hold may be irreversible.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to wallets containing digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets, wallets and blockchain networks have been, and may in the future be, subject to cyberattacks or security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our digital assets could adversely our ability to access or sell our digital assets and subject us to significant financial losses in addition to losing customer trust in us and our products.

Digital assets held by us are not subject to FDIC or SIPC protections and are not insured.

We do not hold our digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, our digital assets are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. Further the digital assets held by us are not insured. Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages, which could adversely affect our operations and financial condition.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard-setting bodies.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

Further, there have been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition considerations. As such, there remains significant uncertainty on how companies should account for stablecoin and other digital asset transactions, value, and related revenue. Additionally, on January 21, 2025, the SEC launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for digital assets, and on January 23, 2025 the SEC repealed Staff Accounting Bulletin 121 and issued Staff Accounting Bulletin 122 – further evidencing the shifting landscape for digital asset accounting. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and/or restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, results of operations, financial condition, and prospects.

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Future developments regarding the treatment of digital assets for U.S. and foreign tax purposes could adversely impact our business, financial condition, and results of operations.

Due to the new and evolving nature of digital assets and the absence of comprehensive tax guidance with respect to digital asset products and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving digital assets, such as the purchase and sale of digital assets, the wrapping or bridging of digital assets, and the provision of staking rewards and other digital asset incentives and rewards products, are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of digital asset transactions for U.S. and foreign tax purposes.

In 2014, the U.S. Internal Revenue Service (the “IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency is “property,” is not “currency” for purposes of the rules relating to foreign currency gain or loss, and may be held as a capital asset. From time to time, the IRS has released other notices and rulings relating to the tax treatment of virtual currency or digital assets reflecting the IRS’s position on certain issues. The IRS has not addressed many other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.

There continues to be uncertainty with respect to the timing, character and amount of income inclusions for various digital asset transactions. Although we believe our treatment of digital asset transactions for federal income tax purposes is consistent with existing positions from the IRS and/or existing U.S. federal income tax principles, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset transactions and products, it is possible the IRS and various U.S. states may disagree with our treatment of certain digital asset transactions for U.S. tax purposes, which could adversely affect our customers and the vitality of our business. Similar uncertainties exist in the foreign markets in which we operate with respect to direct and indirect taxes, and these uncertainties and potential adverse interpretations of tax law could impact the amount of tax we and our non-U.S. customers are required to pay, and the vitality of our platforms outside of the United States.

There can be no assurance that the IRS, the U.S. state revenue agencies, local U.S. tax authorities or foreign tax authorities will not alter their respective positions with respect to digital assets in the future or that a court would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations under U.S. federal, U.S. state or local, or foreign tax law. Any such developments could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of digital assets and the broader blockchain industry. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers, and could impact our business, both domestically and abroad.

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Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and protect our intellectual property rights for application to our Portfolio Companies, or if our intellectual property rights are inadequate, our competitive position could be harmed.

Our commercial success will depend in part on our ability to obtain and maintain our intellectual property protection in the United States and other countries with respect to our technology, including the AI that we have licensed from M42. We may also rely in part on trade secret, copyright, and trademark laws, and confidentiality, licensing, and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting intellectual property applications in the United States and abroad related to our technology. The steps we take to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside of the United States.

Further, the examination process may require us or M42, as applicable, to narrow the claims for any intellectual property applications, which may significantly limit the scope of the protection that may be obtained if these applications issue. Any such applications may not result in patents or copyrights being issued that protect the applicable intellectual property, in whole or in part, or which effectively prevent others from commercializing competitive products. The rights that may be granted under any issued patents or copyrights may not provide us with the proprietary protection or competitive advantages we are seeking. Even if our applications are issued, they may not be issued in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. If we are unable to obtain and maintain protection for our technology or if the scope of the protection obtained is not sufficient, our competitors could develop and commercialize technology similar or superior to ours in a non-infringing manner, and our ability to successfully commercialize our existing and future technologies may be adversely affected.

In addition, the intellectual property prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable intellectual property applications at a reasonable cost or in a timely manner. Although we will enter into non-disclosure and confidentiality agreements with parties who have access to confidential or proprietary technology, such as our employees, employees of the Portfolio Companies, collaborators, and other third parties, any of these parties may breach the agreements and disclose such technology, thereby jeopardizing our ability to seek protection. It is also possible that we or M42 will fail to identify patentable aspects of our research and development efforts in time to obtain any patent protection.

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Any pending applications cannot be enforced against third parties practicing the inventions claimed in such applications unless and until a patent or copyright has been issued relating to such applications with a claim that covers infringing third-party activity. Because the issuance of a patent or copyright is not conclusive as to its inventorship, scope, validity, or enforceability, issued patents may be challenged in the courts or patent offices in the United States and abroad, including through opposition proceedings, derivation proceedings, post-grant review, inter partes review, post-grant review, derivation proceedings, interference proceedings or litigation. Such proceedings may result in the loss of protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our or M42’s ability to stop others from using or commercializing similar or identical technology, or limit the duration of the protection for our technology. Protecting against the unauthorized use of our intellectual property rights is expensive, time-consuming, difficult and in some cases may not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent or copyright claims, and proving any such infringement may be even more difficult. If we and M42 are unable to obtain, maintain, and protect the intellectual property our competitive advantage could be harmed, and it could result in a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties, including the License Agreement, or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

As of the date of this prospectus, we have entered into the License Agreement and may in the future need to obtain licenses from others to advance our acquisition activities. These license agreements are expected to impose customary use and development restrictions and other obligations on us. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize the technology covered by the intellectual property under any such license agreements. If the License Agreement, or any such other licenses, were to be terminated, or if the underlying intellectual property protections were to fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, technology identical to ours and we may be required to cease our commercialization of our technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues and our respective compliance therewith;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of rights under any collaborative development relationships;

●	any diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

●	the priority of invention of proprietary technology.

In addition, the License Agreement and any other agreements under which we may license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over the intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully commercialize the technology, including the application of the licensed AI to our Portfolio Companies, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

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If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology could be adversely affected.

In addition to seeking intellectual property protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and confidential and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators, contractors, and other third parties who have access to our technology. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. In addition, we cannot be certain that our technology and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our technology or independently develop substantially equivalent information and techniques. In the event of unauthorized use or disclosure of our proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants, or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information including a breach of our confidentiality agreements. Enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, some courts in and outside of the United States are less willing or unwilling to protect certain types of confidential information. If any of our confidential information were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. The disclosure of our trade secrets or the independent development of our trade secrets by a competitor or other third party would impair our competitive position and may materially harm our business, financial condition, results of operations, stock price and prospects.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Our commercial success depends on our ability to apply our AI to our Portfolio Companies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any other future technology, including interference proceedings, post-grant review, inter partes review and derivation proceedings before the United States Patent and Trademark Office (or similar proceedings in foreign jurisdictions). Third parties may assert infringement or other intellectual property claims against us based on existing patents or patents that may be granted in the future. As the application of AI continues to expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties. If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such intellectual property rights are invalid or unenforceable, we could be required to obtain a license from such third party to continue applying our AI to our Portfolio Companies. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. In addition, in any such proceeding or litigation, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar material adverse effect on our business. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

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We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our intellectual property or misappropriate or otherwise violate our intellectual property rights. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. If we were to initiate legal proceedings against a third party to enforce our intellectual property rights, the defendant could counterclaim that any existing intellectual property protection is invalid and/or unenforceable. In intellectual property litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Our licensed intellectual property, and any we own in the future, may become involved in priority or other intellectual property related disputes. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of our owned or licensed intellectual property rights. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to conduct intellectual property related litigations or proceedings than we can. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation and other intellectual property related proceedings could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or other intellectual property-related proceeding could put some or all of our intellectual property rights at risk of being invalidated, held unenforceable, or interpreted narrowly.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the United States, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any such proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock, and could have a material adverse effect on our ability to raise necessary funds. Any of the foregoing may have a material adverse effect our business, financial condition, results of operations, stock price and prospects.

If we fail to comply with our obligations in the License Agreement and any other intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

It is possible that M42 may conclude that we have materially breached the License Agreement and might therefore terminate the agreement, thereby removing our ability to apply the AI to our Portfolio Companies. If the License Agreement is terminated, or if the underlying intellectual property protection fails to provide the intended market exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, AI technology similar or identical to ours. Moreover, if the License Agreement is terminated, M42 may be able to prevent us from utilizing the technology covered by the agreement. If we breach the agreement and do not adequately cure such breach, the rights in the technology licensed to us under the License Agreement will revert to M42 at no cost to M42. This could have a material adverse effect on our competitive business position, our financial condition, our results of operations, and our business prospects.

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The resolution of any contract interpretation disagreement that may arise under the License Agreement could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have previously applied to our Portfolio Companies or impair our ability to maintain such application on commercially acceptable terms, we may be unable to continue to operate our Portfolio Companies in the manner in which they had been previously operated, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

This is not an underwritten initial public offering of common stock. This listing of our common stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

●	There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of shares of our common stock. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our common stock during the period immediately following the listing. See also “— Our common stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.”

●	There is not a fixed number of shares of common stock available for sale. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any or all of their common stock and there may initially be a lack of supply of, or demand for, our common stock on Nasdaq. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their common stock in the near term resulting in an oversupply of our common stock, which could adversely impact the public price of our common stock once listed on Nasdaq and thereafter.

●	The Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer of only a portion of their shares of Common Stock. In a firm-commitment underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our common stock and other significant stockholders, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following our listing, it may result in an oversupply of our common stock in the market, which could adversely impact the public price of our common stock.

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Such differences from a firm-commitment underwritten initial public offering could result in a volatile trading price for our common stock and uncertain trading volume, which may adversely affect your ability to sell any common stock that you may purchase.

Our common stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.

We expect our common stock to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for any of our securities, and an active market for our common stock may not develop or be sustained after the listing, which could depress the market price of shares of our common stock and could affect the ability of our stockholders to sell our common stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our common stock. An inactive market may also impair our ability to raise capital by selling shares of our common stock, our ability to motivate our employees through equity incentive awards, and our ability to acquire other companies by using shares of our common stock as consideration.

In addition, we cannot predict the prices at which our common stock may trade on Nasdaq following the listing of our common stock. The opening trading price of our common stock may be unrelated to historical sales prices of our common stock and the market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that the shares of our common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that the shares of our common stock are ready to trade, Nasdaq will confirm the Current Reference Price for the shares of our common stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of shares of our common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. The Advisor will determine when the shares of our common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers.

Consequently, upon listing on Nasdaq, the public price of our common stock may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

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Furthermore, because of our novel listing process on Nasdaq, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our common stock, if the price of our common stock or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our common stock on Nasdaq and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our common stock and an unsustainable trading price if the price of our common stock significantly rises upon listing and institutional investors believe our common stock is worth less than retail investors, in which case the price of our common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public price of our common stock. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our common stock and cause volatility in the trading price of our common stock. In addition, demand for our common stock may be adversely affected by any actual or perceived damage to our public reputation or brand recognition.

The public price of our common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	changes in the industries in which we operate;

●	variations in our operating performance and the performance of our competitors in general;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	publication of research reports by securities analysts about us or our competitors or the industries in which we operate;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

●	additions and departures of key personnel;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of our common stock available for public sale; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

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The Advisor, which will own [_______] shares of our common stock on the date of the Direct Listing, may have a conflict of interest.

Given RBW Capital Partners’ dual role as our financial advisor under Nasdaq direct listing rules and its status as a stockholder may present a conflict of interest. A conflict of interest situation can arise when a person or an entity has interests that may make it difficult to perform its work objectively and effectively. Conflicts of interest may also arise if a person or entity receives personal benefits as a result of their position. Nasdaq will determine the Current Reference Price of our common stock in the Direct Listing in consultation with the Advisor in its capacity as our financial advisor. The Advisor will determine when the shares of our common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing, and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. We have agreed to issue the Advisor [_______] shares of our common stock at the time of the Direct Listing. As the Advisor will receive substantial benefits as a result of the Direct Listing, the existence of such financial interests may result in a conflict of interest on the part of the Advisor between what it may believe is best for the Company and its stockholders and what it may believe is best for itself.

Future sales of common stock by the Registered Stockholders and other existing stockholders could cause our share price to decline.

We currently expect our common stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our common stock and there has not been a sustained history of trading in our common stock in “over-the-counter” markets. While our common stock may be sold after our listing on Nasdaq by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 under the Securities Act, unlike a firm-commitment underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of common stock and there may initially be a lack of supply of, or demand for, common stock on Nasdaq. As described herein, certain shares of our common stock outstanding as of the date hereof will be registered under this registration statement. There can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of common stock, resulting in an oversupply of our common stock on Nasdaq. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of market demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the public price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock.

You may be diluted by future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

We have adopted an amended and restated certificate of incorporation which authorizes us to issue shares of common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our common stock, either by diluting the voting power of our common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our common stock.

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The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price, causing economic dilution to the holders of common stock.

Because we have no obligation to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We currently intend to retain a substantial portion of available funds and any future earnings to fund the future acquisitions and to provide capital for the growth of our business. Any determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt securities or credit facility. As a result, capital appreciation, if any, of the common stock you purchase in this offering will be your sole source of gain for the foreseeable future.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) December 31, 2030, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated tiler” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

It is possible that some investors will fund our common stock less attractive as a result of the foregoing, which may result in a less active trading market for our common stock and higher volatility in our stock price.

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John Rochon, the Chairman of our Board of Directors, will control us, and his interests may conflict with ours or yours.

Immediately following this offering, an investment entity affiliated John Rochon, the chairman of our Board of Directors, will beneficially own 100% of our Class B Common Stock, representing approximately 50.1% of the voting power held after this offering and will, therefore, control the vote of all matters submitted to a vote of our stockholders, which will enable him to control the election of the members of our Board of Directors and other corporate decisions. Accordingly, for such period of time, Mr. Rochon will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, during this period, Mr. Rochon will be able to cause or prevent a change of control of us or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

Mr. Rochon and his affiliates engage in a broad spectrum of business activities. In the ordinary course of their business activities, Mr. Rochon and his affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders. Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering will provide that none of Mr. Rochon, any of his affiliates, or any director who is not employed by us or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Mr. Rochon also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Mr. Rochon may have an interest in pursuing acquisitions, divestitures, and other transactions that, in his judgment, could enhance his investment, even though such transactions might involve risks to you.

Upon listing of our shares on Nasdaq, we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we will qualify for exemptions from certain corporate governance requirements. If we elect to utilize one or more of these exemptions, you will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, Mr. Rochon will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of our Board of Directors consist of independent directors;
●	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Although we have no current intention to utilize one or more of these exemptions following this offering, if we ultimately determine to do so you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Investors in this offering may never obtain a return on their investment.

The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy.”

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If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

The trading market for our shares will be influenced, in part, by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

Provisions of our amended and restated certificate of incorporation and bylaws may delay or prevent a take-over that may not be in the best interests of our stockholders.

In addition to the ownership by Mr. Rochon of a controlling percentage of our common stock, provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have anti-takeover effects, which include, among others, authorizing the issuance of shares of preferred stock which will have such rights and preferences determined from time to time by our Board of Directors. Our Board of Directors may, without stockholder approval (except as may be required under Nasdaq rules), issue additional preferred shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Our amended and restated certificate of incorporation provides for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action arising pursuant to any provision of the General Corporation Law of the State of Delaware, or the DGCL, our certificate of incorporation or our bylaws or (d) any action asserting a claim governed by the internal affairs doctrine and (ii) to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Pursuant to our planned amended and restated certificate of incorporation, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our common stock will be deemed to have had notice of and consented to the forum selection clause in our planned amended and restated certificate of incorporation described in this paragraph.

The foregoing provision would not preclude stockholders that assert claims under the Exchange Act from bringing such claims in federal court, to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

We believe our choice of forum provision may benefit us by providing increased consistency in the application of Delaware law by chancellors and judges particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder’s ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims. In addition, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the choice of forum provision, and there can be no assurance that such provision will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

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General Risk Factors

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we would not be required to incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Emerging growth companies are exempted from certain of these requirements, but we may be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

We are required to maintain internal controls over financial reporting. After this offering is completed, we must perform certain system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

If we are not able to comply with certain requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in all control systems, misstatements due to error or fraud may occur and not be detected.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

●	changes in tax laws or the regulatory environment;

●	changes in accounting and tax standards or practices;

●	changes in the composition of operating income by tax jurisdiction; and

●	our operating results before taxes.

Because we do not have any history of operating at our present scale and have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

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We have identified material weaknesses in the internal control over financial reporting of one of our Portfolio Companies and may identify additional material weaknesses in the future. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud If we fail to establish and maintain effective internal controls over financial reporting, our operating results and our ability to operate our business could be harmed.

Our company has not previously been required to document and test its internal controls over financial reporting, nor has management been required to certify the effectiveness of its internal controls, and our auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Similarly, our company has not been subject to the SEC’s internal control reporting requirements. Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

In connection with the audit of CCCI, for the years ended December 31, 2024 and 2023, CCCI and its independent public accountants identified material weaknesses in CCCI’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that CCCI and its public accountants identified in CCCI’s financial statements occurred because CCCI was a private company that had not previously been audited and had maintained a complement of resources with various levels of accounting knowledge, experience, and expertise that were not commensurate with its prospective public reporting needs. These material weaknesses relate to the lack of formal control over design and implementation, including those over information technology general control, and the lack of a sufficient complement of personnel within the financial and accounting function with an appropriate degree of knowledge, experience, and training.

We are initiating various remediation efforts, but we cannot reasonably estimate the cost of such remediation plan at this time. We can give no assurance that such efforts will remediate these material weaknesses relating to internal control over financial reporting or that additional material weaknesses in CCCI’s internal control over financial reporting will not be identified in the future.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, the regulations of the Nasdaq Capital Market, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. After this offering is completed, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We anticipate that the process of building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. For example, we expect that we will need to implement and expand our systems and processes to enhance and streamline the management of our financial, accounting, human resources and other functions.

However, such systems will likely require us to complete many processes and procedures for the effective use of the systems, which may result in substantial costs. Any disruptions or difficulties in implementing or using these systems could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to implement proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

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Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. We intend to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	the implementation of our business model and strategic plans and the timing, progress and results of our acquisition program;

●	our ability to compete with existing and new competitors in existing and new markets and products;

●	unanticipated technology needs and developments and our ability to address those needs and developments;

●	our expectations regarding our ability to meet existing performance obligations and maintain the operations of our Portfolio Companies;

●	our ability to integrate new and enhanced technology into our existing and developing ecosystem;

●	the rate and degree of market acceptance of our acquisition and operating strategy;

●	the increased expenses associated with being a public company;

●	our ability to meet expectations regarding revenue, cost of revenue and operating expenses and our ability to maintain future profitability;

●	our ability to establish or maintain collaborations or strategic relationships;

●	our competitive position; and

●	the sufficiency of our cash and cash equivalents to meet our liquidity needs.

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We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET, AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the accuracy or completeness of the data contained in such sources. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. For more information, see “Principal and Registered Stockholders.”

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DIVIDEND POLICY

We currently intend to pay quarterly cash dividends to the holders of our Class A common stock, commencing with the first full fiscal quarter following the first anniversary of date of this prospectus. While we current intend to distribute 25% of our operating cash flow less working capital and capital expenditure requirements, which we refer to herein as “Free Cash Flow,” to the holders our Class A common stock on a quarterly basis, the determination as to the declaration and payment of dividends will be at the discretion of our Board of Directors. We will not pay any dividends on the shares of our Class B common stock. Any such determination will depend upon our business prospects, operating results, financial condition, capital requirements, general business conditions, and other factors that our Board of Directors may deem relevant. The funds available for distribution, if any, will be net of the funds that are required to fund the operating costs of our business, including, without limitation, costs incurred to identify and acquire additional Portfolio Companies and capital contributions made to our subsidiaries to fund working capital and capital expenditures.

BUSINESS

General

AIAI was formed for the purpose of creating an AI-powered ecosystem through acquiring, and scaling companies that have high potential for increased operating results through the integration of our AI into their operations. We are not simply an investment vehicle—we seek to improve the operating performance of our Portfolio Companies through application of our proprietary AI. The AI that we apply to our subsidiaries is licensed to us by M42, a company controlled by our founder, John P. Rochon. See “—License Agreement.” AIAI identifies, acquires, and consolidates high potential, AI-adjacent companies through a thorough evaluation framework that looks beyond conventional metrics. Our unique assessment methodology is designed to identify hidden value that traditional approaches miss, creating opportunities for increased stockholder returns. We expect to generate value through technological integration, unlocking synergies between AI and operations that remain invisible to traditional approaches. By combining complementary capabilities, we create solutions that are greater than the sum of their parts.

The global technological landscape is experiencing a fundamental shift as the industry reaches the critical threshold where AI transforms from a promising technology to a transformative force. Through our access to the integrated proprietary M42 AI, we expect to be able to capitalize on the convergence of advanced AI, mature computing infrastructure, and market readiness. AIAI’s strategic thesis rejects the siloed application of AI and instead focuses on building an integrated ecosystem where specialized capabilities amplify each other across multiple verticals such as construction, healthcare, defense, blockchain data infrastructure, digital assets, and government services.

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Our operating strategy is based on the premise that we anticipate generating a higher usage rate for our AI technology through applying it directly to our Portfolio Companies, which we believe will create greater stockholder value. We expect to implement this process through the acquisition of companies with AI integration potential as opposed to the generally accepted industry practice of negotiating individual license agreements with multiple unrelated clients. By creating a captive client base through targeted entity acquisitions, we expect to be able to implement our AI solutions in a shorter time period (which we anticipate to be four to six months following the identification of an acquisition candidate) as compared to significantly longer time required to establish a third party licensing arrangement, which in our experience can last as long as 24 months to complete integration process. Additionally, we believe this strategy will result in a reduced execution risk and lower pursuit costs than negotiating third-party technology licenses.

AIAI is not just participating in the evolution of the “Cognitive Revolution,” it is helping to shape it. By integrating diverse companies into a cohesive AI ecosystem, the company expects to unlock value traditional models cannot replicate. With a clear vision, robust portfolio, and actionable roadmap, AIAI believes it is poised to redefine industries and deliver significant value to its stockholders. Our AI brings together the branches of mathematics, science, and engineering in a loosely coupled software platform that we believe can be applied to reveal undiscerned patterns and intelligence almost anywhere.

What Sets Us Apart

We believe the following characteristics set us apart from our competitors:

●	Proven Management Team: Mr. Rochon, the Chairman of our Board of Directors, along with the members of our management team, bring a track record of over [ ] years of successful technology implementation and business transformation, generating consistent returns through the acquisition, reorganization and disposition of approximately 350 separate companies across multiple industry segments.

●	Accelerated Implementation: Through the acquisition of companies to which our AI will be implemented rather than engaging in what are frequently protracted licensing negotiations, we expect to be able to more rapidly implement our AI solutions than our competitors.

●	M42 Behavioral AI Platform: The M42 AI, to which the company has access through a license agreement with M42, provides us such analytic tools as predictive modeling and pattern recognition, in addition to many other proprietary AI fields to identify opportunities invisible to traditional analytics. See “—License Agreement.”

●	Cross-Vertical Perspective: Our acquisition strategy identifies target entities in multiple industry sectors, allowing the company to combine diverse capabilities to create synergistic value at industry intersections.

●	Ethical AI Leadership: Our operating strategy prioritizes responsible development with transparent, human-centric solutions.

Our Opportunity

We believe that the current stage of the evolution of the Cognitive Revolution marks an inflection point where AI transitions from a promising tool to a transformative force. This AI revolution represents a transformative opportunity in how businesses operate. The market in which we expect to compete includes, among others, the following elements:

●	The Global AI Market: According to Precedence Research, the global AI market is to projected to increase from $638.2 billion in 2024 to $1,807.8 billion in 2030, representing a ___% compound annual growth rate. Precedence Research also projects the US AI market will increase from $146.1 billion in 2024 to $415.8 billion in 2030.

●	Implementation Opportunity: According to a report from SAP, average global businesses will spend $26.8 million on AI in 2025, which is projected to deliver a return on investment (ROI) of 16%.

SAP also reports that there remain issues with strategic adoption of AI. Most AI investment is reported to be piecemeal (44%), based on department-led prioritization (32%), or ad hoc (15%). Only 9% of businesses are investing based on strategic, holistic prioritization. We believe this fragmented adoption of AI further supports our strategy of acquiring entire companies and applying our AI on an enterprise-wide basis.

The AI landscape is hypercompetitive, with rapid innovation cycles and high capital barriers. Traditional approaches, such as siloed R&D and linear roadmaps, are expected to struggle against AIAI’s ecosystem strategy, which focuses on value optimization through integration rather than direct development. We anticipate this positioning will create measurable advantages for AIAI, including rapid market responsiveness, multidimensional value creation, and reduced risk through strategic synergy.

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Growth Strategy

General

Our growth strategy consists of multiple dimensions, beginning with our acquisition strategy. We will actively identify and acquire companies demonstrating strong potential for AI-driven enhancement, focusing on organizations with strong underlying business fundamentals and clear opportunities for value creation through AI implementation. Our target investment is one that fits within our “CURA” parameters, consisting of companies that solve complex, urgent, and/or administrative problems. Our portfolio is and will be a deliberately curated ecosystem, not a random collection of assets. Our strategy targets companies with proprietary technologies and cross-vertical potential, which are analyzed using the following criteria:

●	Comprehensive Technology Assessment: We conduct a thorough evaluation of technological capabilities to assess alignment with our ecosystem orientation, analyzing the integration potential, adaptive capacity, and complementary capabilities of a target.

●	Strategic Fit Assessment: We assess the strategic alignment to deliver long-term success, analyzing the cultural alignment, leadership adaptability, and long-term ecosystem contribution of a target.

●	Due Diligence and Valuation: Our due diligence review incorporates both the traditional financial assessment and the application of our unique ecosystem perspective, quantifying the synergies and developing integration roadmaps to incorporate ecosystem value into pricing of a target.

●	“Halo Effect” Integration: We apply our proprietary methodology for capability enhancement and ecosystem integration, assessing the enhanced capabilities, holistically, of a target, focusing on amplification rather than disruption.

Our market expansion efforts will extend beyond our current operational footprint through carefully planned geographic expansion and sector development initiatives. We will enter into new markets through a combination of operations and strategic partnerships, always maintaining our commitment to rapid implementation and value creation. In each new market, we will establish comprehensive regulatory compliance frameworks and adapt our implementation methodologies to address local requirements and cultural considerations. We expect that this approach will enable us to maintain our accelerated implementation timeline even as we expand into new regions and sectors.

Targeted Industry Segments

We expect to concentrate on industry sectors that we believe have high potential for both financial returns and societal impact. Our initial focus will be on the following industries:

●	Construction

●	Healthcare

●	Manufacturing

●	Financial services

●	Energy

●	Blockchain-based data infrastructure

●	Digital assets

●	Defense contracting

Set forth below are descriptions of the reasons why we our focusing our acquisition activities are certain targeted industries segments or verticals and how we believe our AI can assist operating performance.

Healthcare

The healthcare industry is not only essential for individual well-being—it is also a major driver of the global economy. Healthcare represents a significant portion of GDP, supporting millions of jobs and determining government policy.

The constant demand for more efficient and dynamic technology to manage persistent growth fuels investment and job creation, making healthcare one of the most resilient sectors even during economic downturns. However, the financial side of the industry isn’t without its challenges. High costs and significant fraud, waste, and abuse drain healthcare professionals, providers, and patients.

At the intersection of economics and care delivery lies the debate over efficiency, access, and sustainability. Behavioral AI improves healthcare delivery, streamlines patient interactions, and enhances predictive analytics. Whether that is helping healthcare professionals to improve care or assisting insurance partners to eliminate fraud, waste, and abuse, we believe behavioral AI helps provide better care for less.

There is an increasing urgency to transform the healthcare sector, to streamline its processes, to severely curb the drain of fraud, waste, and abuse and to engage the insightfulness of AI to advance one of the most critical, yet bloated, sectors to a much higher level of technical insight and responsiveness. Healthcare fraud, waste and abuse is well documented in the United States. Our AI can assist in identifying patterns of these activities and can help to reduce the underlying crimes while saving money and allowing for a contingent recovery of fraudulent payments.

Manufacturing

The manufacturing industry is a major driver of economic development, serving as both a major employer and a powerful engine for national growth. It encompasses everything from heavy industries like steel and automotive production to high-tech sectors such as electronics and precision equipment. Manufacturing doesn’t just produce goods, it acts as the backbone of the economic system that delivers those goods.

Economically, manufacturing plays a key role in exports, GDP, and job creation. It provides a wide range of employment opportunities, from skilled labor and machine operators to engineers and logistics professionals. As countries compete in global markets, advanced manufacturing techniques like AI have become central to staying efficient and cost-effective.

Helping to improve worker safety, eliminating extraneous waste from human blindspots, and reducing overall overhead by taking on heavy cognitive loads through automation, behavioral AI is a force multiplier for the manufacturing industry, another industrial revolution. Through leveraging the power of AI, manufacturing can stay more stable and cost-efficient, providing a competitive edge in a shifting global landscape.

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Financial Services

The financial services sector is crucial in the global economy. Companies across all industries require access to capital to drive growth, implement cost-saving initiatives, and invest in innovative practices. In addition, companies turn to advisors to give expertise guidance in an extremely complex economic landscape. In this process, companies can find themselves foundering when critical decisions made by advisors are designed to primarily benefit themselves, rather than the companies.

Utilizing deep experience and specialized teams of advisors, along with a focus on profound solutions across a broad field of industries, we expect to provide direction and investment to not only help companies scale and improve revenues, but to undergo transformative change through access to sophisticate technologies and seasoned leadership. From treasury management functions to holdings of crypto-currency, we expect to provide ground-up advisory services to financial services entities acquired in the future.

In a landscape that is increasingly uncertain and ruthless, establishing trusted advisory partnerships is more important than ever. What we expect to deliver is more than just capital—we anticipate providing deep insight and clarity to empower companies to not only navigate short-term complexity but to emerge transformed, stronger, smarter, and better equipped for sustained growth.

Energy and Natural Resources

As global energy demand continues to rise, the need for reliable energy solutions has never been more critical. It is absolutely crucial to national policies as well as economic stability. The energy sector is largely responsible for the continued operation and expansion of substantially all other industry segments.

We anticipate concentrating on the acquisition of midstream energy companies. These companies operate in the intermediate phase of the oil and gas industry, providing transportation, storage, and wholesale marketing of crude oil and natural gas. These companies play a crucial role in ensuring the continuous flow of energy resources from upstream producers to downstream end users and are crucial to the energy supply chain, linking raw resource extraction with refined product distribution.

Facing challenges such as price instability, government regulation, reliance on infrastructure, and a constantly growing demand, companies are under pressure to constantly innovate and sharpen their practices to find a competitive edge, not only domestically, but globally. This economic environment is ripe for transformation through the strategic use of behavioral AI that can help mitigate risk, optimize operations, and provide stability. By observing how operators interact with complex systems, it helps spot inefficiencies, reduce the chance of costly errors, and improve safety.

The energy sector plays a bedrock role in the global economy. It supports millions of jobs, drives investment, and influences all other operations. Through radical technology and innovative leadership, we aim to revolutionize the energy sector to provide greater stability and profitability.

Defense Contracting

The defense industry remains one of the most strategically important and economically significant sectors in the world. As a cornerstone of national security and technological progress, it consistently receives strong government backing, making it one of the most resistant sectors to economic downturns.

Behavioral AI revolutionizes how defense institutions make decisions, manage operations, and assess threats. By analyzing human interaction patterns and unlocking deep insights, behavioral AI reveals a hidden frontier in the defense field.

As global threats shift into asymmetric and digital dangers, the need for advanced solutions rises.

By aligning capital with visionary leadership and breakthrough technologies, we can help shape the future of global security.

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Portfolio Development

We employ a systematic approach to portfolio development and optimization, through the application of the following guidelines:

●	Gap Analysis and Acquisition Prioritization. We continuously evaluate our portfolio to identify capability gaps and acquisition opportunities through periodic ecosystem assessments to ensure alignment between current capabilities and strategic objectives.

●	Build versus Buy. We apply a structured framework to determine when to develop capabilities internally as opposed to acquiring new companies, focusing on a number of factors, including technological complexity and development timeframes compared to market requirements.

●	Geographic Expansion. We evaluate the need to expand into new geographic areas based on balancing the prospective market opportunities against the operational considerations of expanding into new markets.

●	Portfolio Optimization. We continuously evaluate our portfolio to maximize the overall ecosystem value through, among other things, comparing regular performance assessments against strategic and financial objectives.

Selection and Integration

Our evaluation of potential acquisitions is implemented through the application of a comprehensive due diligence plan, consisting of the following elements. The goal of our due diligence review is to assess the efficacy of the application of our AI to the operations of the target so that we acquire only those companies whose operations can be significantly enhanced through our AI and that fit into our overall operational ecosystem.

Understanding the Target’s Operational Foundation and Product Strategy

We begin our analysis by reviewing the target’ mission statement, product offerings, and services to understand the company’s operational and product focus. We then examine the target markets to gauge operational demands and product applicability. We also interview key management of the target to explore team organization, workflow management, operational priorities and product strategies. Finally, we assess current products and services for readiness to scale.

Evaluating Technical Capabilities and Infrastructure

We then assess the technical systems and infrastructure supporting the target’s AI functionality, product delivery, and scalability potential. During this process, we examine any AI technologies currently used for reliability and accuracy to assess any impediments to the application of our AI to the target’s existing operations. We also investigate the target’s data collection and management processes to evaluate consistent functionality and product performance. Finally, we assess the target’s overall expertise in AI, including certain tools required for the application of our AI to the target’s operations. This allows us to determine what additional personnel will be needed in order for the target to realize the full effect of our AI.

Reviewing Operational Execution, Team Capabilities, and Product Delivery

We then evaluate how the target executes its operations and the management team’s ability to maintain AI functionality and their capacity to deliver and productize services. During this process, we assess the management team’s operational and product development expertise. We also review resource management to evaluate efficiency in supporting product operations. Additionally, we examine the customer support process for functional reliability and service delivery and conduct a security audit to confirm product integrity.

Assessing Operational Resilience, Risks, and Product Stability

Our next step is to determine the resilience of operations, any risks to AI functionality, product stability by evaluating, among other things, technical risk impacting product reliability, dependency on a single or limited number of resources or suppliers, and prior product or service performance.

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Planning for Operational Integration and Product Enhancement

Our due diligence process also includes an evaluation of the steps that will need to be taken, post-acquisition, to ensure the smooth integration of our AI into the target’s existing and contemplated operations with the goal of enhancing functionality and productization. This process includes, among other things, evaluating the feasibility of integrating our AI into the target’s existing information technology systems, identifying key personnel to be retained, aligning customer support and workflows to enhance product or service delivery, and data and database integration.

Recent Acquisitions

At the time of the Direct Listing, AIAI will have acquired all of the issued and outstanding equity interests of the companies listed below, which agreements will close and become effective concurrently with the effectiveness of the registration statement of which this prospectus forms a part and the execution of the Nasdaq listing application. The consideration payable for these entities will be the number of shares of our common stock set forth in the table below issued at the initial price of $20.00 per share. Each of the acquisition agreements provides for the issuance of additional shares of our common stock in the event the initial offering price of our common stock in the Direct Listed is less than $20.00. Pursuant to the terms of the acquisition agreements for each of these companies, the companies will continue to be operated by their existing management teams. In certain circumstances, AIAI has agreed to provide additional capital required for working capital and capital expenditure purposes pursuant to annual budgets agreed to by the management teams of AIAI and each of the acquired companies.

Portfolio Company	Aggregate Shares Issued ($20.00/share)
C.C. Carlton Industries, Ltd.	16,550,000	(1)
Constellation Network Inc.	8,510,000
gTC MediGuide LP	2,000,000	(2)
AI Research Corporation	2,500,000
Vanguard Healthcare Solutions LLC	600,000	(3)
Bond Street Limited LLC	500,000

1.	Subject to adjustment based on amount of debt in existence as of closing.

2.	An additional 565,000 shares of common stock are issuable to the MediGuide equity holders if certain EBITDA there should are met post-closing

3.	An additional 1,200,000 shares of common stock are issuable to the Vanguard equity holders if certain EBITDA thresholds are met post-closing.

Our Assets

Our Portfolio Companies

●	C.C. Carlton Industries, Ltd.: C.C. Carlton Industries has served Central Texas for over 30 years. They specialize in providing full-scope Civil Construction, Project Management, and Estimating services. With a bonding capacity of $200 Million and $50 Million on any one job, they have extensive experience with single family subdivisions, multi-family subdivisions, apartments, commercial sites, hospitals, medical office buildings, industrial sites, schools, and municipal projects. Their Estimating Department uses state-of-the-art estimating software that allows them to provide bids in a very timely manner and with a high level of accuracy. Priding themselves on the relationships that they develop with their customers, subcontractors, and suppliers, there is no project too small or too big for C.C. Carlton Industries.

●

Constellation Network, Inc.: Constellation is a digital evidence ecosystem that provides products and services to create a trust-based exchange for a communications bridge which includes multiple revenue streams across hardware, software, and enterprise divisions. Constellation is advancing its mission to produce provable guarantees on the world’s data by applying its blockchain protocol to, among other things, the U.S. military’s digital infrastructure.

●	GTC MediGuide LP: MediGuide provides a comprehensive suite of healthcare services, including (1) telehealth services, (2) Medical Second Opinion (MSO) that connects patients to appropriate Top 50 healthcare provider in the world and their leading specialists, (3) preventative health programs for proactive care, and (4) Medical Treatment Abroad (MTA). MediGuide bridges gaps in specialized care, particularly in regions with limited access to top-tier expertise, by facilitating global second opinions and access to over 50 renowned medical centers, without providing direct medical opinions or diagnoses itself. MediGuide also offers an online Preventative Health Program that enables secure and convenient annual screenings, allowing for early illness detection and better health outcomes, with the flexibility to complete screenings at home or work. MediGuide arranges virtual consultations for primary care, specialty care, and chronic disease management, ensuring insured individuals have timely access to healthcare professionals for a wide range of medical concerns. MediGuide’s International Concierge Services ensure seamless medical treatment abroad by managing pre-treatment procedures like MSO in the insured’s home country and providing local assistance when the insured arrives at world-leading medical centers for care. MediGuide partners with insurance companies to offer medical second opinions, international concierge, and digital health services to policyholders, generating stable, long-term revenue through per-policyholder fees.

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●	AI Research Corporation: Established in December 2018, AIR has uniquely focused on the foundational and game changing inventive new math required to leap over roadblocks which have limited and prevented scientists from Advanced Artificial Intelligence applications envisioned in US Defense, National Security, and a multitude of commercial advanced applications. Our foundational IP enables real-time edge analytics and distributed collaborative sensing. Our technology distributes the edge equipment payload and computational payload, while leveraging non-monotonic reasoning and ability to turn exponentially complex and explosive computations into a simple polynomic time calculation. What previously required a single large stationary heavy piece of equipment or computer can now be broken into parts and integrated across small edge devices, such as drones, in real time, thereby improving sensing by orders of magnitude. Immediate applied use cases include healthcare, oil, gas, and aquafer discovery, along with rare earth metals, critical metals and precious metals, as well as mapping deep ground with penetrating subsurface imagery of infrastructure and oceanic deep-water.

●	Vanguard Healthcare Solutions, LLC: Vanguard and its subsidiaries collaborate with physicians and healthcare providers, offering consulting services that improve patient experiences, streamline operations, and enhance healthcare delivery. Vanguard primarily generates revenue through its subsidiary, Pathways Injury Consultants, which offers case management services to accident victims by referring them to medical professionals and attorneys, particularly in cases where doctors may be unwilling to testify in accident-related legal proceedings. In addition to Pathways, Vanguard offers advisory services to clinics, supply medical equipment, and provide training programs. Through these initiatives, they help improve the operational efficiency and effectiveness of healthcare providers, generating revenue through service fees, referral income, equipment sales, course fees, and attorney subscriptions.

●	Bond Street Limited (BSL): Geoffrey Hinton, the godfather of artificial intelligence “AI” holds the view that AI starts with Pixels, progresses through analytics, and downloads back to Pixels. AI demands vast amounts of data including numbers, words, and symbols all be transmitted or uploaded as pixels. Once collected by scanning and uploading data the outputs from the analytics must return to pixels again which can be conveyed, shared, downloaded and printed back into potential actions described presented in pixels. A unique build-up platform company with significant potential, the company has a special selling advantage and uses it to market scanners, software, copiers, printers, and subscription-based services. The company also remarkets a large selection of high-tech hardware mega-brands in a business to business, and business to consumer environment. These remarketing efforts are financially supported and sponsored by the largest industry OEMs. The company enjoys top security clearance from the U.S. government and supplies the Pentagon, House of Representatives and Senate as well as other high security government clients like the FBI and other agencies with a strong focus on the securitization of sensitive compartmented information. The company is advantaged as a service disabled veterans operated small business (SDVOSB) and also has the prized Schedule 36 (MAS) status permitting government sponsored purchases across a broad range of products and services. This Multiple Award Schedule (MAS) provides federal agencies with solutions to modernize offices, reduce operational costs, and free up resources in order to focus on core mission activities. The Company’s salesforce is comprised of 1,292 sales representatives managed by 83 sales partners across 108 offices and serves as an essential avenue to the consumer for its product partners’ offline and online products and services.

Investment in M42

As of the time of the Direct Listing, we also own [_____] shares of preferred stock issued by Messier Blocker Corporation (“Blocker Corp.”), an entity that owns [_]% of the issued and outstanding equity of M42. The preferred stock pays an annual dividend of 3% and has a liquidation preference of $5,000 per share. The preferred stock ranks senior to the common stock of Blocker Corp. and all other classes or series of capital stock issued by Blocker Corp. unless the terms of such stock expressly provide that it ranks senior to or on parity with the preferred stock. The holders of the preferred stock do not have any right to convert the preferred stock into any other equity issued by either Blocker Corp. or M42, and preferred stock is not redeemable at either the option of the holders or Blocker Corp.

Major Subsidiaries

C.C. Carlton Industries, Ltd.

General

Founded in 1993, C.C. Carlton Industries, Ltd. (“CCCI”) is a well-established civil construction company based in Texas, specializing in delivering full-scope civil construction, project management, and estimating services. With over 30 years of experience serving Texas, we have focused on civil construction services and established a strong reputation for excellence in the construction industry. Our services include clearing, site preparation, excavation, wet utility installation, dry utility installation, lift and pump stations, water treatment plants, concrete structures, streets and parking lots. Additionally, our landscaping division offers irrigation, revegetation, aquatic plantings, and custom wall construction. Backed by our deep industry expertise and proven estimating processes, we have designed and managed a diverse range of projects, such as single-family subdivisions, multi-family subdivisions, apartments, commercial sites, hospitals, medical office buildings, industrial sites, schools, and municipal projects.

CCCI is dedicated to fostering long-term relationships with our clients, driven by our commitment to transparency, ethical practices, and adherence to the highest standards of quality. Our team of experienced professionals works collaboratively to deliver innovative solutions tailored to meet the unique needs of each project, ensuring customer satisfaction and project success. As we continue to grow and adapt to the evolving construction landscape, CCCI remains committed to enhancing our capabilities and expanding our service offerings, positioning ourselves as a leader in the civil construction sector in Central Texas.

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We expect the strong demand for our services will continue, driven by (i) population growth in Texas resulting in public and private development, (ii) state and local government funding, and (iii) the need to repair and upgrade infrastructures. We are prequalified to perform Texas Department of Transportation work, which gives us enhanced credibility and competitive advantage in a region where public infrastructure is expanding rapidly. As of September 30, 2025 and December 31, 2024, our remaining performance obligation backlog was $125.7 million and $131.9 million, respectively.

Operations

CCCI primarily derives revenue from fixed-price contracts in the civil construction sector with a focus on construction of site utilities, roads, bridges, and concrete structures in Texas. We specialize in providing full-scope civil construction, project management, and estimating services, including but not limited to wet and dry utility installation, paving and concrete structures, site clearing and grading, lift and pump stations, and treatment plants. Additionally, our landscaping division offers irrigation, revegetation, aquatic plantings, and custom wall construction. This diverse expertise is essential for executing a variety of projects, including single-family subdivisions, multi-family subdivisions, commercial sites, hospitals, medical office buildings, industrial sites, schools, and municipal projects with efficiency and scalability.

We recognize revenue over time as work is completed, typically using an input measure such as costs incurred to date relative to total estimated costs at completion to measure progress. Costs that do not depict progress toward satisfaction of the performance obligation are included in contract costs but may not result in revenue being recognized, such as significant re-work.

Trends and Key Factors Affecting Performance

We believe our future performance will be influenced by a number of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

Weather, Natural Disasters, and Emergencies

The performance of our operation in a given period can be impacted by adverse weather conditions, severe weather events, natural disasters or other emergencies, which include, among other things, heavy or prolonged snowfall, icing, or rainfall, hurricanes, tropical storms, tornadoes, floods, extreme temperatures, wildfires, and pandemics. These conditions and events can negatively impact our financial results due to, among other things, the termination, deferral or delay of projects, reduced productivity and exposure to significant liabilities. See “Risk Factors—Risks Related to Industry Verticals—Construction.”

Seasonality

Our operations are typically affected more by weather conditions during the first and fourth quarters of our fiscal year, because cold, snowy or wet conditions can create challenging working environments that are more costly for our customers or cause delays on projects. This may alter our construction schedules and can create variability in our revenues, profitability and the required number of employees. Second and third quarter revenues are typically the highest of the year, as a greater number of projects are underway and operating conditions, including weather, are normally more accommodating.

Our Ability to Obtain New Projects and Manage Existing Projects

We bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to enter promising new markets. Our purpose-built engineering estimating software allows us to provide bids in a timely manner with high-level of data accuracy. The potential customers often conduct rigorous competitive processes for awarding contracts. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. See “Risk Factors—Risks Related to Industry Verticals—Construction.”

We are subject to variation in scope and cost of projects from our original projections. In certain circumstances, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. Our experience has often been that customers have been willing to negotiate equitable adjustments to the contract compensation or completion time provisions if unexpected circumstances arise. However, this process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. See “Risk Factors—Risks Related to Industry Verticals—Construction.”

Our costs primarily consist of payroll, equipment, materials, and other project related expenses. Our contracts are typically fixed price, and if we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract due to higher than estimated costs. Additionally, our costs and profitability can be adversely affected by factors such as inflation, tariffs, supply chain and other operational inefficiencies. Our future growth also depends on our ability to accurately estimate and control construction costs, a major part of which consists of implementing AIAI’s Artificial Intelligence in our engineering, estimating, and operational processes going forward. Also, our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We strive to minimize exposure to labor and material price increases in our project bids and the manner in which we execute our work. In our fixed price contracts, we attempt to insulate ourselves from the unfavorable effects of inflation, when possible, by incorporating escalating wage and price assumptions into our construction cost estimates, by obtaining firm fixed price quotes from major subcontractors and material suppliers, by securing purchase commitments for materials early in the project schedule and by including contingency for these risks in our bid price. Construction and other materials used in our construction activities are generally available locally from multiple sources. See “Risk Factors.”

Our Ability to Obtain Bonding Will Have a Material Impact on Our Business

We are often required to provide surety bonds securing our performance under our contracts. Our ability to obtain surety bonds primarily depends on our working capital, past performance, capitalization, credit rating, management expertise, overall capacity of the surety market and other factors. If we are unable to obtain reasonably priced surety bonds in the future, it could significantly affect our ability to be awarded new contracts and could, consequently, have a material adverse effect on our business, results of operations and financial condition.

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Constellation Network

General

Since its founding in 2017, Constellation has established credibility across both public and private sectors through the development and validation of its Hypergraph network technology. Constellation has successfully delivered secure, scalable, and verifiable decentralized infrastructure to the U.S. Department of Defense, completing one of the first government contracts to demonstrate applied decentralized infrastructure for data assurance. These achievements underscore Constellation’s ability to bridge cutting-edge blockchain innovation with mission-critical enterprise and government use cases.

Business and Technology

Constellation operates as a multi-layer organization developing applications, software, and hardware that leverage its native decentralized network, the Hypergraph blockchain. Hypergraph is designed for compatibility with existing digital workflows, providing a flexible foundation for modern, data-driven systems.

Through Constellation OS (“Constellation Open Source”), Constellation provides developer tools, APIs, and software components that integrate open-source technologies with the Hypergraph to modernize enterprise systems. These tools enable developers to issue digital assets, create decentralized application-specific networks, integrate digital wallets, and verify custom data streams. Hypergraph’s microservice-based architecture supports a wide range of business logic and data use cases, offering scalability and interoperability beyond traditional linear blockchains.

Digital Evidence Platform

Constellation’s Digital Evidence platform is a proprietary solution designed to bring verifiable data integrity to the big data sector. Built on the Constellation Open Source framework, Digital Evidence combines Constellation’s decentralized network technology with enterprise-grade tools for data verification, auditability, and automation.

Unlike conventional data assurance systems, Digital Evidence provides a multi-tenant, scalable framework that enables organizations to verify and exchange data with cryptographic certainty. The platform addresses the growing demand for trusted, audit-ready data exchange across high-security and data-intensive industries, including mobility, Internet of Things (IoT), real-world assets, communications, artificial intelligence, healthcare, and finance.

As concerns over data privacy, cybersecurity, and the reliability of centralized systems continue to rise, Constellation’s proprietary approach delivers decentralized, cryptographically secured, and scalable data solutions that modernize and transform enterprise and government data infrastructures with verifiable automation.

Strategic Position and Outlook

Constellation’s core technology and ecosystem development strategy position us to capitalize on the increasing demand for secure, interoperable, and verifiable data systems. Constellation continues to develop commercial partnerships and integrations that extend its Hypergraph technology into real-world, revenue-generating applications.

Constellation believes that its architecture - combining blockchain-grade security, enterprise composability, and AI integration - will play a critical role in the evolution of trusted digital infrastructure across both public and private sectors.

Operations

Constellation generates revenue through multiple streams including government contracts, blockchain infrastructure services and fees, digital asset sales, hardware and SaaS subscription revenue through its retail analytics platform, and data verification services through emerging enterprise products like Digital Evidence. Constellation’s technological framework allows custom blockchain deployments with the ability to incorporate licensing fee structures and traditional SaaS subscriptions.

Constellation’s operations are characterized into the following principal areas:

Digital asset operations

●	Rewards (Node, Transaction Fees and Staking): Constellation earns rewards by operating validator nodes and participating in blockchain staking activities. Revenue is recognized when performance obligations are satisfied, typically upon block validation or receipt of rewards. Rewards are measured at fair value using the quoted price of the related digital asset at contract inception, which generally aligns with reward receipt date. Subsequent changes in fair value are recorded as gains or losses on digital assets when realized, not as revenue.

Digital evidence data validation services

●	Non-Recurring Engineering Fees: Constellation earns a non-recurring engineering fees for customized features, services, and software. Revenue is recognized based on milestone completion tied to development of the deliverables.

Retail analytics technology

●	Dor subscription revenue: Subscription revenue is generated from providing access to Constellation’s proprietary retail analytics platform (“Dor”). Customers pay a fixed fee for access, with revenue recognized over time on a straight-line basis throughout the subscription term, typically one year.
●	Equipment sales revenue: Constellation earns revenue from the sale of foot-traffic monitoring hardware, recognized at a point in time, upon delivery to the customer.

Blockchain infrastructure and Web3 services

●	Government & network licensing income: Constellation earns revenue from government contracts and network licensing arrangements. These agreements generally require Constellation to provide access to its blockchain protocol, related development services, or licenses for use over a specified period. Revenue is recognized as the underlying services are provided or when control of the licensed rights transfers to the customer, which may be over time or at a point in time depending on contract terms. Payments are typically received in advance or in installments based on milestones specified in the agreement. Amounts received in advance of performance are recorded as deferred revenue until the performance obligation is satisfied.

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Future Acquisitions

We expect our portfolio to continue to evolve to capitalize on emerging opportunities and optimize overall ecosystem value. Our management and acquisition teams maintain a deep, broad network of relationships among key market participants. We believe these relationships and our research-driven origination methods provide us access to off-market opportunities that may not be available to our competitors.

In executing our acquisition strategy, we will integrate newly-acquired entities through the application of the “One Roman” integration model, which provides a structured yet flexible approach to technological and operational integration, enabling consistent execution while accommodating the unique characteristics of each business. This model balances autonomy with collaboration, leveraging a shared AI platform and cross-vertical data synergies to create adaptive intelligence. This model consists of three stages:

●	Foundation: In this initial phase, we set the groundwork for AI success, emphasizing data and IT readiness, pilot projects, and governance structures to deliver responsible innovation from the start.

●	Acceleration: In the second phase, we seek to broaden and intensify the adoption of AI by the AIAI companies through integrating AI systems into backend, operational, and core processes, establishing robust data analysis and action, and driving cross-functional alignment.

●	Transformation: In the final phase, AI is deeply embedded in every facet of the AIAI portfolio companies through leveraging cross-company synergies, deepening and extending each business while leaping forward through AI more rapidly and effectively.

Acquisition Pipeline

Our executive management and acquisition team maintains a deep, broad network of relationships among a wide range of market participants, including owners and lenders. We believe these relationships and our research-driven origination methods provide us access to multiple acquisition opportunities, many of which may not be available to any of our competitors. As a result of the significant need for liquidity among an ever-increasing number of privately held companies, many of which fit within our investment criteria, we believe there will be an ample supply of attractive acquisitions in the future.

In the normal course of our business, we will regularly evaluate the market for companies that fit within our investment criteria to identify potential acquisition targets. As of the date of this prospectus, we are evaluating potential acquisitions with an aggregate of approximately $1.5 billion in EBITDA that we have identified as warranting future investment consideration after initial review. As of the date of this prospectus, we have neither entered into letters of intent or purchase agreements with respect to any potential acquisitions nor have we begun a comprehensive due diligence review with respect to any of these companies. Accordingly, we do not believe that the acquisition of any of the companies under evaluation is probable as of the date of this prospectus.

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Our Technology

We have entered into a license agreement with M42 pursuant to which the company has been granted exclusive use of the integrated M42 Behavioral (Psychometric) and Mathematics and Science AI within the designated field of use. See “—License Agreement.” Additionally, as of the date of this prospectus, we indirectly own [__]% of the outstanding equity of M42. This proprietary technology represents what we believe is an advance in how machines can understand and predict human behavior over and includes certain fundamental building blocks of Math and Science designed to rapidly deploy industry independent AI solutions. A crucial but often overlooked aspect of Psychometric AI (PAI) is its powerful capability for making non-obvious inferences about behavioral patterns and future actions.

The core principle of our licensed technology is that true advanced artificial intelligence should be rooted in mathematics but always interpreted through the lens of human experience. Unlike conventional AI, which in our experience often focuses narrowly on modeling historic data, PAI is engineered to capture and integrate essential human attributes such as creativity, reasoning, perception, and empathy. Mainstream AI, which is built on machine learning, statistics, and deterministic algorithms, excels at pattern recognition and language processing, but often produces outputs that lack depth, context, or genuine understanding. M42’s PAI, by contrast, delivers more nuanced, creative, and human-like results on top of the rich Math and Sciences. Our licensed AI is designed “with the end in mind,” integrating hundreds of mathematical and scientific fields to create a platform that measures up to the full breadth and depth of human intelligence.

License Agreement

As of the time of the Direct Listing, AIAI has entered into the License Agreement with M42 pursuant to which M42 has granted us a license for the exclusive use of the M42 AI, consisting of data sources, object code, and APIs, along with industry specific template applications which are directly applicable to several of the aforementioned applications, within the designated “field of use.” As a result, M42 may not, and will cause its affiliates (other than AIAI) not to, use or or exploit the licensed AI technology or compete with our company within the field of use. “Field of use” is defined under the License Agreement to mean use of the M42 AI technology in a business model substantially similar to our company’s business model, which includes creating and operating an AI-powered ecosystem to scale companies across multiple industry segments with the expectation of improving operating results through the application of the licensed AI technology. Pursuant to the License Agreement, we issued [_______] shares of our common stock to M42 as consideration for the perpetual use of the licensed technology. In addition, we have agreed to pay M42 an annual fee of 3% of our annual revenues in consideration for ongoing development work, including, among other things, any operational elements, features and functional design specifications as requested by our company. We have no further payment obligations under the License Agreement. The License Agreement permits us to sublicense the technology to and through our Portfolio Companies subject to the same terms as the License Agreement, and the sublicense shall revert back to us in the event that a Portfolio Company is sold or that the License Agreement is terminated. The License Agreement is perpetual but may be terminated by M42 for “Cause,” which is defined to include, among other things, the bankruptcy of AIAI and AIAI’s breach of a material term of the contract that is not cured within the applicable cure period.

The Application of AI to Specific Industry Segments

Set forth below are examples we believe demonstrate how the application of AI to companies in the industry segments that we are targeting should be able improve their operations.

Construction

AI is reshaping the construction industry by enhancing efficiency, safety, and sustainability, particularly in the use of heavy equipment and broader operations, as described below:

●	Autonomous Heavy Equipment:

o	AI enables autonomous or semi-autonomous operation of heavy machinery like excavators, bulldozers, and cranes. Equipment manufacturers are developing AI-driven equipment that uses sensors, cameras, and GPS for precise navigation and task execution.

o	Example: Autonomous dozers can perform repetitive tasks like grading with minimal human intervention, reducing labor costs and risk while improving precision.

o	Impact: Increases productivity, reduces human error, and enhances safety by limiting operator exposure to hazardous conditions.

●	Predictive Maintenance for Equipment:

o	AI analyzes data from IoT sensors on heavy equipment to predict maintenance needs before failures occur. Machine learning models identify patterns in wear, vibration, or temperature to schedule timely repairs.

o	Example: AI systems can monitor equipment health in real-time, alerting operators to potential issues.

o	Impact: Increases operational utilization, minimizes downtime, extends equipment lifespan, and reduces repair costs.

●	Site Planning and Optimization:

o	AI-powered software like Autodesk’s BIM 360 uses machine learning to optimize construction site layouts, equipment placement, and material flows. Digital twins simulate equipment usage to streamline workflows.

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o	Example: AI can determine the most efficient routes for heavy equipment to reduce fuel consumption and time.

o	Impact: Boosts project efficiency, reduces costs, and lowers environmental impact.

●	Safety Monitoring:

o	AI integrates with drones, cameras and wearables to monitor construction sites in real-time, detecting unsafe behaviors or conditions around heavy equipment. Computer vision identifies risks like workers in blind spots or equipment malfunctions.

o	Example: Smartvid.io uses AI to analyze site footage and flag safety hazards.

o	Impact: Reduces accidents, ensures compliance with safety regulations, and protects workers.

●	Resource and Equipment Allocation:

o	AI algorithms optimize the scheduling and allocation of heavy equipment based on project timelines, weather conditions, and resource availability. Machine learning predicts equipment demand across multiple sites.

o	Example: AI platforms like ALICE optimize crane usage by analyzing project schedules and site constraints.

o	Impact: Improves resource efficiency, reduces idle time, and accelerates project delivery.

●	Robotics and Automation:

o	AI-powered robots, such as those developed by Built Robotics, automate tasks like bricklaying, concrete pouring, or rebar tying, working alongside heavy equipment. These robots use AI to adapt to site conditions.

o	Example: Robotic arms on excavators can perform precise digging tasks in confined spaces.

o	Impact: Enhances productivity, reduces labor shortages, and improves precision.

●	Environmental Impact Reduction:

o	AI optimizes equipment usage to minimize fuel consumption and emissions. Machine learning models analyze operational data to recommend eco-friendly practices, like hybrid or electric heavy equipment.

o	Example: Volvo’s AI-driven hybrid excavators adjust power usage based on task requirements.

o	Impact: Supports sustainability goals, reduces carbon footprint, and complies with environmental regulations.

●	Training and Simulation:

o	AI-powered virtual reality (VR) and augmented reality (AR) systems train operators on heavy equipment in simulated environments and may allow them to be operated remotely. Machine learning tailors training to individual skill levels.

o	Example: CM Labs’ Vortex simulators use AI to replicate real-world equipment handling scenarios.

o	Impact: Improves operator skills, reduces training costs, and enhances safety.

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●	Cost Estimation and Project Management:

o	AI tools analyze historical data and real-time inputs to provide accurate cost estimates for equipment usage and project timelines. Platforms like Togal, use AI to automate quantity takeoffs and equipment planning.

o	Impact: Improves budgeting accuracy, reduces cost overruns, and enhances project profitability.

●	Drones and AI for Site Monitoring:

o	Drones equipped with AI analyze aerial footage to track equipment usage, monitor progress, and detect issues like material shortages or equipment inefficiencies as well as perform site security monitoring.

o	Example: DroneDeploy’s AI processes site imagery to provide actionable insights for equipment management.

o	Impact: Enhances oversight, improves decision-making, and reduces delays.

Challenges and Considerations:

●	High Initial Costs: Implementing AI technologies requires significant investment in equipment, software, and training.

●	Data Integration: AI relies on quality data, which can be challenging to aggregate from disparate construction systems.

●	Workforce Adaptation: Workers need training to operate AI-driven equipment and adapt to new workflows.

●	Cybersecurity: Connected equipment is vulnerable to cyberattacks, requiring robust security measures.

Future Potential:

●	Full Automation: Advancements in AI could lead to fully automated construction sites where heavy equipment operates with minimal human oversight.

●	Ai-Driven Design: Generative AI could optimize equipment designs for specific construction tasks, improving efficiency.

●	Sustainability: AI could further reduce waste and energy use, aligning with global net-zero goals.

Medical

AI is significantly transforming the U.S. medical vertical, enhancing patient care, operational efficiency, and innovation across healthcare systems. Below are key ways AI is making a positive impact, tailored to the U.S. context:

●	Enhanced Diagnostics and Early Detection:

o	AI-powered tools analyze medical imaging (e.g., X-rays, MRIs, CT scans) with high accuracy to detect conditions like cancer, cardiovascular diseases, and neurological disorders earlier than traditional methods.

o	Example: Google Health’s AI model for breast cancer screening outperforms radiologists in detecting abnormalities, as shown in studies with U.S. healthcare providers.

o	Impact: Improves patient outcomes, reduces misdiagnosis rates, and lowers treatment costs through early intervention.

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●	Personalized Medicine and Treatment Plans:

o	AI analyzes genetic data, medical histories, and lifestyle factors to tailor treatments for individual patients. Machine learning models predict responses to drugs or therapies, optimizing outcomes.

o	Example: IBM Watson Health’s oncology platform helps U.S. hospitals like Memorial Sloan Kettering design personalized cancer treatments.

o	Impact: Increases treatment efficacy, reduces adverse effects, and supports precision medicine initiatives, a growing focus in U.S. healthcare.

●	Administrative Efficiency and Cost Reduction:

o	AI automates tasks like medical coding, billing, and appointment scheduling, reducing administrative burdens on healthcare providers. Natural language processing (NLP) streamlines electronic health record (EHR) management.

o	Example: Nuance’s AI-powered clinical documentation, saves physicians hours on paperwork.

o	Impact: Cuts operational costs, allows clinicians to focus on patient care, and improves hospital profitability.

●	Predictive Analytics for Population Health:

o	AI models analyze large datasets (e.g., EHRs, insurance claims) to predict disease outbreaks, identify high-risk patients, and optimize resource allocation. This is critical for managing chronic diseases, which affect many of U.S. adults.

o	Example: Epic Systems’ AI tools help U.S. health systems like Kaiser Permanente predict patient readmissions for conditions like heart failure.

o	Impact: Reduces hospital readmissions, improves preventive care, and supports value-based care models.

●	Telemedicine and Virtual Health Assistants:

o	AI-powered chatbots and virtual assistants provide 24/7 patient support, triaging symptoms, and guiding patients to appropriate care. This is vital in the U.S., where telehealth usage continues to increase.

o	Example: Babylon Health’s AI chatbot, used by some U.S. providers, assesses symptoms and connects patients to telehealth services.

o	Impact: Expands access to care in rural areas, reduces ER overcrowding, and enhances patient engagement.

●	Drug Discovery and Development:

o	AI accelerates drug discovery by simulating molecular interactions and identifying promising compounds, reducing the time and cost of bringing drugs to market (average: $2.6 billion, 12 years in the U.S.).

o	Example: Pfizer uses AI platforms like Atomwise to identify potential treatments for diseases like Alzheimer’s.

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o	Impact: Speeds up innovation, addresses unmet medical needs, and strengthens the U.S. pharmaceutical industry.

●	Surgical Assistance and Robotics:

o	AI-powered robotic systems assist surgeons with precision and minimally invasive procedures, improving outcomes and reducing recovery times. Computer vision guides instruments in real-time.

o	Example: Intuitive Surgical’s da Vinci system, widely used in U.S. hospitals, leverages AI for procedures like prostatectomies.

o	Impact: Enhances surgical accuracy, reduces complications, and shortens hospital stays.

●	Mental Health Support:

o	AI-driven tools analyze speech patterns, social media activity, or wearable data to detect mental health issues like depression or anxiety.

o	Example: Woebot, an AI chatbot, provides cognitive behavioral therapy (CBT) to U.S. patients, improving access to mental health support.

o	Impact: Addresses therapist shortages, reduces stigma, and supports early intervention.

●	Fraud Detection and Cybersecurity:

o	AI detects fraudulent claims and billing patterns in the U.S. healthcare system, which loses $100 billion annually to fraud. AI also strengthens cybersecurity for patient data, critical under HIPAA regulations.

o	Example: Optum’s AI tools analyze Medicare claims to flag anomalies for investigation.

o	Impact: Saves costs, protects patient privacy (data breaches cost $10.1 million per incident in 2024), and ensures trust in healthcare systems.

●	Health Equity and Access:

o	Ai identifies disparities in care delivery by analyzing demographic and socioeconomic data, helping providers address inequities. AI-driven language models also improve communication with non-English-speaking patients.

o	Example: AI tools at Cleveland Clinic target underserved populations to improve access to screenings.

o	Impact: Reduces health disparities, aligns with U.S. policy goals, and improves outcomes for marginalized groups.

Challenges and Considerations:

●	Regulatory Compliance: AI systems must adhere to FDA regulations and HIPAA, which can slow adoption (e.g., only 300 AI medical devices were FDA-approved by 2024).

●	Bias in AI Models: Inaccurate or biased datasets can exacerbate inequities, as seen in early COVID-19 AI tools underperforming for minority groups.

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●	Cost and Integration: High implementation costs and interoperability issues with legacy systems hinder scalability.

●	Ethical Concerns: Patient privacy and AI decision transparency remain critical, with 60% of Americans expressing distrust in AI healthcare applications (2023 Pew survey).

Future Potential:

●	AI-Driven Public Health: Enhanced AI could predict and manage pandemics, building on lessons from COVID-19, where AI models forecasted case surges.

●	Wearable Integration: AI could leverage data from wearables for real-time health monitoring and chronic disease management.

●	Policy Support: U.S. initiatives like the 2023 Executive Order on AI safety may accelerate trustworthy AI adoption in healthcare.

Employees

As of the date of this prospectus, we have [____] full-time employees across our administration, acquisition, implementation, marketing, and administrative functions. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good. Our human capital strategy focuses on attracting, developing, and retaining exceptional talent across all areas of our organization. We have developed comprehensive training programs to ensure our employees maintain the highest levels of expertise in our technology and implementation methodologies.

Properties

We do not currently own any properties. We lease the space at which our corporate headquarters are located [describe lease terms].

Government Regulation

The regulatory environment in which we and our Portfolio Companies operate requires careful attention to multiple frameworks and requirements. We maintain comprehensive compliance programs addressing data privacy regulations, including GDPR, CCPA, and HIPPA, as well as sector-specific requirements in healthcare, financial services, and other regulated industries, Our technology incorporates privacy protection and security measures from the ground up, enabling us to comply with applicable requirements while delivering effective solutions. We also actively monitor and participate in the development of AI-specific regulations and standards, aligning our technology and implementation practices with emerging regulatory requirements.

Legal Proceedings

We are not currently involved in any legal proceedings; however, we may in the future be involved in actual and/or threatened legal proceedings, claims, investigations, and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, and governmental inquiries involving intellectual property, data privacy, and data protection, consumer protection, securities, employment, contractual rights, civil rights infringement, false or misleading advertising or other legal and/or regulatory proceedings relating to our business.

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Competition

We are fundamentally competing with the internal software development efforts of our potential customers.

Organizations frequently attempt to build their own data platforms before turning to implement ours. In trying to build something on their own, they generally rely on a patchwork of custom solutions, outside consultants, IT services companies, packaged enterprise and open-source software, and significant internal IT resources.

In addition, our competitors include large enterprise software companies, government contractors, and system integrators which are seeking to license their technologies to prospective target companies. We also face competition from emerging companies as well as established companies that are only now beginning to enter this market.

The principal competitive factors in the markets in which we operate include platform capabilities and product functionality; data security and privacy; ease and speed of adoption, use, and deployment; product innovation; pricing and cost structures; customer experience, including support; and brand awareness and reputation.

While we believe we generally compete favorably with our competitors, as well as with software developed by customers internally, based on these competitive factors, some of our competitors have greater name recognition, longer operating histories, and larger customer bases; larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products; broader, deeper, or otherwise more established relationships with technology, channel, and distribution partners and customers; wider geographic presence or greater access to larger potential customer bases; greater focus in specific geographies; lower labor and research and development costs; larger and more mature intellectual property portfolios; and substantially greater financial, technical, and other resources to provide support, to make acquisitions, and to develop and introduce new products.

Our company maintains a strong focus on scaling and innovation, recognizing that breakthroughs require diverse perspectives and experiences. The intellectual property portfolio which we license from M42, is protected through highly protected trade secret, patents, trademarks, and proprietary information agreements, which we believe provides a strong foundation for sustained competitive advantage.

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MANAGEMENT

Directors, Executive Officers and Director Nominees

The following table provides information regarding our directors, officers and director nominees as of the date of this prospectus.

Name	Age	Position
John P. Rochon, Ph.D.		Chairman of the Board
Todd A. Furniss		Chief Executive Officer and Director
Stephanie Liebman		Executive Vice President and Chief Financial Officer
Kenneth Betts		Executive Vice President and General Counsel
Barbara Barton Weiszhaar		Senior Vice President and Chief Accounting and Tax Officer
Eric L. Affeldt		Director Nominee
Tom Cosentino		Director Nominee
Jeffrey F. Glajch		Director Nominee
Melvin Greer, Ph.D.		Director Nominee
Doohi Lee, MD		Director Nominee
Jeanne L. Phillips		Director Nominee
Donald M. Remy		Director Nominee
Andrew Schaap		Director Nominee

Each of our directors will hold office until the fourth annual meeting of our stockholders following the date pf this prospectus and thereafter will hold office until the next annual meeting of our stockholders or, in either case, until his or her successor has been elected and qualified or until his or her death resignation, or removal. Our executive officers are appointed by our Board of Directors and hold office until their death, resignation, or removal from office.

Directors

John P. Rochon, Ph.D.

John P. Rochon, Ph.D., is the founder of AIAI and the Founder of, and served as the Chairman of M42, a strategic investment firm focused on deep tech and life sciences, since _______. He is a highly accomplished American businessman, investor, and philanthropist with more than four decades of success across finance, operations, business planning, marketing, political strategy, and private equity. By the age of 40, he served as Chairman and CEO of Mary Kay Inc., where he led the successful leveraged buyout (“LBO”) of the company, one of the most notable private transactions in the early era of consumer-focused LBOs. Over the course of his career, he has led or participated in more than 350 business transactions across a wide range of industries.

Mr. Rochon is the founder of Richmont Capital Partners, a private investment and business holding company, and the Rochon Family Office, a multi-billion-dollar single-family office headquartered in Dallas, Texas.

In addition to his investment and board work, Mr. Rochon is actively involved in philanthropic initiatives focused on preventing sexual violence and child trafficking, including funding advanced Psychometric AI, driven behavioral pattern detection programs through the Rochon Family Trust.

He holds a B.Sc. from the University of Toronto (University College) and an MBA from the University of Toronto (Rotman School of Management) and conducted Ph.D. coursework at the University of Texas at Dallas. Mr. Rochon holds Doctor of Philosophy degrees from three universities with technology research profiles: Kiev National University, the Royal Academy of Economics and Technology (Switzerland), and WSB University (Poland). We believe that Mr. Rochon’s extensive knowledge of AI technology and his extensive corporate and leadership experience as the founder of our company and M42 qualify him to serve on our Board of Directors.

Todd A. Furniss

Todd A. Furniss is a seasoned executive, private equity investor, and healthcare strategist with over 35 years of global experience spanning operations, consulting, and investment across the Americas, Europe, and Asia. He is the Founder of, and has been CEO of gTC Group, a private equity firm focused on middle-market healthcare and business services companies, since _________. Mr. Furnisss also leads TFIP Group, a private equity firm focused on middle-market services companies.

Mr. Furniss also leads TFIP Group, a healthcare research firm dedicated to developing and advocating for improvements to the U.S. healthcare system to make it more accessible, less complex, and more affordable. He is a published author (The 60% Solution: Rethinking Healthcare), a recognized thought leader on healthcare and public policy, and a frequent media contributor.

Mr. Furniss is a co-founder of PlumTree Partners, a private equity firm launched in 2008, was the President and COO of the Everest Group, a consulting and research firm, and an executive at EDS, where he led large-scale business development initiatives and M&A strategies totaling over $6.5 billion.

He serves on multiple boards, including Parkland Health, where he chairs the Audit Committee, and Denison Ministries, and has a long-standing commitment to civic and charitable causes.

Mr. Furniss holds a Juris Doctor from George Mason University School of Law and a B.A. in Political Science from Old Dominion University. We believe that Mr. Furniss’ experience as an entrepreneur and venture capitalist, as well as his experience as a corporate leader and co-founder of our company, qualify him to serve on our Board of Directors.

Jeffrey F. Glajch

Jeffrey F. Glajch is a veteran corporate finance leader with a proven track record of driving financial strategy, operational efficiency, and enterprise growth across global industrial and specialty chemical companies. He served as Chief Financial Officer of Orion S.A. from April 2022 until September 2025, where he oversaw corporate finance, investor relations, risk management, IT and corporate sustainability. Prior to that, Mr. Glajch served as the Chief Financial Officer of Graham Corporation from March 2009 until April 2022.

Mr. Glajch has held senior financial leadership roles at companies including Graham Corporation, Air Products, Great Lakes Chemical, Fisher Scientific, and Walt Disney World Co., with experience spanning both public and private enterprises. His strategic and operational oversight has supported growth initiatives across North America and international markets. He has extensive experience in business development, IT and Human Resources.

In addition to his executive responsibilities, Mr. Glajch is active on advisory boards such as the Colorado State University Finance Department. He is also involved in organizations supporting individuals with disabilities.

Mr. Glajch holds an MBA from Purdue University, a MS in Administrative Science from Johns Hopkins University, a MS in Chemical Engineering from Clarkson University, and a B.S. in Chemistry from Carnegie Mellon University. We believe that Mr. Glajch’s financial expertise, as well as his experience as the financial officer of multiple entities, including the chief financial officer of a public company, qualify him to serve on our Board of Directors.

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Andrew Schaap

Andrew Schaap is a seasoned executive and digital infrastructure innovator with more than 25 years of leadership experience across data centers, IT, private equity, and real estate. He has served as the CEO of Aligned Data Centers since [______], where he leads one of North America’s fastest-growing data center platforms, delivering adaptive and sustainable infrastructure solutions for hyperscale and enterprise clients. Under his leadership, the company has achieved over 65x growth, completed international acquisitions, and executed multi-billion-dollar capital raises, while championing environmental and operational efficiency.

Prior to joining Aligned, Mr. Schaap spent over a decade at Digital Realty Trust (NYSE: DLR), where he served as Senior Vice President and led global client-driven builds and major international transactions across Asia-Pacific. His earlier roles include executive positions at Sterling Network Services and Sysix Technologies.

Mr. Schaap currently serves on the boards of DC Delta, Aligned Data Centers, and the Infrastructure Masons Advisory Council, and is a mentor with Great Minds in STEM, promoting diversity and access in technology education. He also advises the SMU Lyle School of Engineering, where he helped launch the world’s first Master’s program in Datacenter Systems Engineering.

He holds a B.A. in Business Administration and Marketing from Cornerstone University and has completed executive programs in Negotiation and Management Training at Harvard University. We believe Mr. Schaap’s extensive corporate and leadership experience, including executive positions at numerous entities, coupled with his private equity experience, qualify him to serve on our Board of Directors.

Honorable Donald M. Remy

The Honorable Donald M. Remy is a respected leader in public service, corporate governance, and legal affairs, with a distinguished career spanning government, law, sports, and business. He is the Founder and CEO of The Remy Group, a consulting firm advising global clients on strategy, compliance, and leadership development. Secretary Remy has served as [__________] since [________].

From 2021 to 2023, Secretary Remy served as the 9th Deputy Secretary of the U.S. Department of Veterans Affairs, overseeing a $325 billion budget and leading one of the largest integrated healthcare and benefits systems in the world. He previously held senior roles at the Department of Justice, the U.S. Army, Fannie Mae, and served as Chief Operating Officer and Chief Legal Officer at the NCAA. Earlier in his career, he was a partner at Latham & Watkins and O’Melveny & Myers, specializing in complex litigation and regulatory matters.

Remy currently serves on several corporate and nonprofit boards, including The Mayo Clinic, AlixPartners, Granicus, and The Congressional Award. He is a recipient of the U.S. President’s Lifetime Achievement Award and has been recognized by Forbes, Savoy, Financial Times, and Black Enterprise as one of the most influential figures in law, business, and sports.

He earned his undergraduate degree from Louisiana State University and his law degree, cum laude, from Howard University School of Law. Remy served as an officer in the United States Army where he earned the National Defense Service Medal and the Meritorious Service Medal. We believe that Mr. Remy’s extensive corporate and leadership experience, including the unique perspective that he brings as the former Deputy Secretary of the U.S. Department of Veteran Affairs, qualify him to serve on our Board of Directors.

Doohi Lee, MD

Dr. Doohi Lee is a board-certified physician and nationally recognized leader in regenerative medicine, cosmetic surgery, and laser therapies. As Founder and Medical Director of Advanced Surgical Arts in Plano, Texas, he integrates minimally invasive surgical techniques with advanced biologics such as stem cells, PRP, and exosomes to promote healing and natural aesthetic outcomes. Dr. Lee also oversees Mind for Life Brain Center and Texas Diagnostics & Surgery, where he applies a holistic approach to both external rejuvenation and internal health optimization.

Over his multi-decade career, Dr. Lee has served as an adjunct professor at UT Southwestern and held academic appointments at Albany Medical College and New York Medical College. He was among the first physicians in the Dallas–Fort Worth area to be board certified in vein medicine and is credited with introducing musculoskeletal ultrasound to the U.S. Olympic Team in 1996. He also served as a medical educator for NASA astronauts aboard the International Space Station.

Dr. Lee is the creator of the Diamond Matrix®, a comprehensive framework that applies principles of integrative medicine to support full-spectrum wellness. He has earned numerous awards, including a Gold Medal from the American College of Phlebology, and has authored peer-reviewed publications and book chapters in musculoskeletal imaging and regenerative medicine. He currently serves as an editorial reviewer for several medical journals and remains active as a speaker, consultant, and international educator in laser technologies and aesthetic surgery.

Dr. Lee earned his M.D. from Case Western Reserve University School of Medicine, completed a fellowship in musculoskeletal radiology at the Hospital for Special Surgery, and holds a B.S. in biomedical engineering from Case Institute of Technology. He has completed multiple post-graduate fellowships and is board certified in regenerative medicine, anti-aging medicine, aesthetic medicine, laser surgery, phlebology, pain management, and diagnostic radiology. We believe Dr. Lee’s extensive experience in the healthcare section, as well as his academic and entrepreneurial experience, qualify him to serve on our Board of Directors.

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Eric L. Affeldt

Eric L. Affeldt is an accomplished executive and board leader with a distinguished track record in operations, strategic growth, and private equity across the travel, leisure, and healthcare sectors. He has served as Chairman of Blade Air Mobility, Inc. (NASDAQ: BLDE), a technology-powered global air mobility platform, since [______]. Prior to the, Mr. Affeldt served as [_______] of Blade. Blade merged with Experience Investment Corp., a company led by Mr. Affeldt, in April 2021. He also serves as Chairman of Vail Health, a nonprofit community health system based in Colorado, and is a past Chairman of The George W. Bush Presidential Center Executive Advisory Council.

From 2006 to 2017, Mr. Affeldt served as President and Chief Executive Officer of ClubCorp (NYSE: MYCC), the world’s largest owner and operator of private golf and dining clubs. Under his leadership, ClubCorp underwent transformative growth, including its public listing on the NYSE and eventual $2.2 billion sale to Apollo Global Management in 2017. Before joining ClubCorp, he was a principal at KSL Capital Partners, a private equity firm focused on travel and leisure investments. He previously served as President and CEO of KSL Fairways, Doral Golf Resort and Spa in Florida, and the combined PGA West and La Quinta Resort and Club in California. He also held the role of President at General Aviation Holdings, Inc.

Mr. Affeldt has served on numerous public and private boards, including as Non-Executive Chairman of Cedar Fair Entertainment Company (NYSE: FUN) from 2010 to 2019. He is a former member of the Young Presidents Organization (YPO), the former manager of the Belgian National Baseball Team, and has been a director of Vail Health since 2017.

Recognized for his leadership and integrity, Mr. Affeldt was named Golf Inc. Magazine’s “Most Powerful Person in Golf” in 2010, 2014, and 2015. He received the Cecil B. Day Ethics Award from Florida State University’s Dedman School of Hospitality in 2013 and was inducted into the University of Houston’s Hospitality Hall of Honor in 2016. In 2015, he was named “Best CEO” in the consumer leisure sector by Institutional Investor and was also named to the Institutional Investor All-America Executive Team.

Mr. Affeldt holds a B.A. in Political Science and Religion from Claremont McKenna College (1979). We believe Mr. Affeldt’s extensive corporate and leadership experience, including his experience as an executive and director of multiple public companies, qualify him to serve on our Board of Directors.

Honorable Jeanne L. Phillips

Ambassador Jeanne Phillips is a seasoned diplomat, business executive, and civic leader with a distinguished career in both public service and corporate affairs. She served for 23 years in various leadership roles at Hunt Consolidated, Inc., where she has served as Senior Vice President of Corporate Engagement and International Relations since [__________]. In such capacity she ahs led the company’s global government relations, media strategy, and philanthropic initiatives. She also served as President of Hunt Global Partnerships, the company’s social impact platform focused on building sustainable community partnerships worldwide. She now serves as Senior Counsel to Hunt Consolidated, Inc. Ambassador Phillips is also the founder and president of JLP Global Strategies, Inc., a boutique consulting firm advising public and private companies on corporate governance, crisis management, and media strategy.

From 2001 to 2003, Ambassador Phillips served as the U.S. Permanent Representative to the Organization for Economic Co-operation and Development (OECD) in Paris, France, appointed by President George W. Bush. During her tenure, she championed anti-bribery enforcement, corporate governance reform, and modernization efforts within the OECD. She also previously held senior roles in U.S. presidential inaugurations, serving as Executive Director of the 54th and Chairman of the 55th Presidential Inaugural Committees.

Ambassador Phillips has served on several corporate and nonprofit boards, including Murphy USA Inc., Turtle & Hughes Inc., and the George W. Bush Presidential Center, where she continues to shape policy and leadership initiatives.

She holds a B.A. from Southern Methodist University. We believe Ambassador Phillips’ extensive corporate and executive experience, as well as the unique perspectives she brings as a former U.S. ambassador and the founder of and active participant in numerous media, crisis management, and philanthropic organizations, qualify her to serve on our Board Directors.

Melvin Greer, Ph.D.

Dr. Melvin Greer is a nationally recognized data science and artificial intelligence leader with more than two decades of experience driving innovation across government, commercial, and academic sectors. Dr. Greer has served as Intel Fellow and Chief Data Scientist at Intel Corporation since [________], where he is responsible for advancing the company’s AI and data science platforms, with expertise spanning machine learning, neuromorphic computing, and blockchain security models.

Dr. Greer holds multiple patents and has authored five books and over 400 research papers, with his work cited more than 4,000 times globally. He serves as a Senior Advisor to the FBI IT and Data Division, and at UC Berkeley’s Goldman School of Public Policy, where he shapes national policy on emerging technologies. He also teaches AI applications as an adjunct faculty at Johns Hopkins University.

A recipient of numerous awards, including the BEYA Technologist of the Year, the BDPA Lifetime Achievement Award, and LinkedIn’s Top 10 Voices in Data Science, Dr. Greer is a board member of the U.S. National Academy of Science, Engineering, and Medicine.

He earned his Ph.D. in Data Management from International American University and holds advanced degrees in computer information systems and information systems from American University. We believe Dr. Greer’s extensive experience with AI and other technology, including obtaining patents and authoring research materials, as well as his experience as a Senior Advisor to the FBI, qualify him to serve on our Board of Directors.

Brigadier General (Ret.) Tom Cosentino

Brigadier General (Ret.) Tom Cosentino is a highly respected strategic advisor and national security expert with over three decades of operational, geopolitical, and executive leadership experience. He has served as Chief Executive Officer of Governance Risk Global (GRG) since [______], where he leads initiatives in risk assessment, brand protection, operational resilience, and capital delivery strategies for companies operating in defense, national security, and infrastructure.

General Cosentino is a strategic advisor to M42, where he focuses on the application of advanced technologies, including Artificial Intelligence, to both private-sector innovation and national defense priorities. He is also Co-Chairman of the Advisory Board for American Battery Factory and a senior advisor to a number of organizations across defense, aerospace, energy, and supply chain resilience, including Cerberus Capital Management, Zeva Holdings/NextGenID, Team Housing Solutions, Baker SCI, and the Middle East Media Research Institute.

Prior to entering the private sector, General Cosentino completed a 31-year career in the U.S. Army, culminating in his role as the 28th Commandant of the National War College, the premier strategic leadership institution serving the U.S. military, civilian agencies, and international allies. His prior assignments included Deputy Director for Political-Military Affairs for the Middle East at the Joint Chiefs of Staff, Deputy Commanding General for Regional Support in Afghanistan (NATO Training Mission), and Chief of Strategy, Plans, and Assessments for the U.S.-led security transition mission in Iraq, where he helped design and implement plans to train and equip over 400,000 Iraqi Army and Police forces. From 2015 to 2023, General Cosentino served as Chief Operating Officer and Secretary of the Board for Business Executives for National Security (BENS), where he oversaw governance activities and advanced strategic dialogue between civilian and military leadership. He continues to support BENS today as a Senior Advisor.

General Cosentino holds a B.S. in Political Science from the University of the State of New York, a Master’s Degree in International Relations from Georgetown University, and a Master’s Degree in National Security and Strategic Studies from the U.S. Naval War College. We believe General Cosentino’s extensive corporate and leadership and public service experience, including his expertise in strategic leadership, qualify him to serve on our Board of Directors.

Executive Officers

Stephanie Liebman

Executive Vice President and Chief Financial Officer

Stephanie Liebman is a strategic financial executive with a distinguished track record of leadership across global enterprises. She has extensive experience in finance operations, process automation, and risk management, Ms. Liebman is known for building high-performing teams, driving operational rigor, ensuring financial integrity, and fostering a culture of accountability and innovation.

Ms. Liebman served as Chief Accounting Officer and Senior Vice President of Finance Operations at HP Inc. from December 2023 to July 2025, where she oversaw global accounting operations, financial controls, and governance processes. She remained at HP Inc. as Senior Vice President, Finance Strategic Advisor through September 2025. From February 2023 to December 2023, she was Senior Vice President and Chief Operations Officer of Finance. Prior to returning to HP for that role, she spent four years at NTT DATA Services, from March 2019 to January 2023 as Senior Vice President and Head of Risk Management, FP&A, and Real Estate. Before her tenure at NTT, Ms. Liebman held several senior leadership roles during an earlier chapter at HP, including Chief Audit Executive and Vice President of Enterprise Services Financial Operations. Early in her career, she held leadership roles at Electronic Data Systems (EDS) and led the global audit integration of EDS into HP.

Throughout her career, Ms. Liebman has received numerous leadership excellence awards and actively participates in multiple professional accounting and leadership organizations.

Ms. Liebman is a Certified Public Accountant (CPA) and Certified Fraud Examiner (CFE). She holds a Bachelor of Science in Accounting from Arizona State University. Her professional credentials and cross-industry experience make her a respected authority in finance governance and strategic enterprise leadership.

Kenneth Betts

Executive Vice President and General Counsel

Kenneth L. Betts has over 40 years of private-practice experience advising companies across a broad spectrum of industries, including commercial real estate, retail, and financial services. Mr. Betts is widely recognized for his deep expertise in capital markets, corporate finance, mergers, and acquisitions. He has represented issuers, underwriters, and placement agents in both public and private equity and debt offerings and has served as outside counsel for corporate governance matters and SEC reporting obligations.

Prior to joining the Company, Mr. Betts served as a partner at Egan Nelson LLP from November 2024 to [________], 2026. Prior to that, he was a partner at Winston & Strawn LLP from January 2017 to October 2024. His transactional experience spans public and private securities offerings, restructurings, and mergers. He has also advised clients on acquisitions and dispositions of assets and equity securities, reorganizations and recapitalizations, the formation of joint ventures and partnerships, and the structuring and formation of investment funds.

Mr. Betts earned his Juris Doctor from the University of Kentucky College of Law in 1985, after graduating with a Bachelor of Arts in History, with honors, from Stanford University in 1979.

Barbara Barton Weiszhaar

Senior Vice President and Chief Accounting and Tax Officer

Barbara Barton Weiszhaar is a seasoned corporate executive with nearly four decades of experience leading global tax, finance, and operational functions. With deep expertise in corporate governance, financial transformation, and strategic leadership, Ms. Weiszhaar has served as a trusted advisor through periods of complex change, including multinational mergers, corporate separations, and compliance modernization. Her ability to align financial operations with broader business goals has earned her a reputation for integrity, innovation, and results-driven leadership.

Ms. Weiszhaar began her career at Electronic Data Systems (EDS), ultimately serving as Chief Tax Officer and supporting key audit and deal functions. Following HP’s acquisition of EDS in 2008, she transitioned to Hewlett-Packard and later HP Inc., holding senior leadership roles including Chief Tax Officer, Interim Controller, and Chief of Staff/COO to the CFO from 2008 to April 2023. In these roles, she led the global tax integration of EDS into HP, oversaw the strategic tax planning during the corporate separation of HP into Hewlett Packard Enterprise and HP Inc., and built a world-class tax and finance function. Her leadership extended across compliance, M&A, audit resolution, financial reporting, and workforce development initiatives. Ms. Weiszhaar has served as Financial Consultant to HP from June 2023.

Ms. Weiszhaar has held numerous board and advisory roles with leading organizations and led many initiatives to support talent development. She has been recognized with several leadership and performance awards.

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Ms. Weiszhaar holds a Master of Business Administration from the University of North Texas and a Bachelor of Business Administration in Accounting from Texas State University. Her educational foundation has been central to her success in navigating complex financial landscapes and delivering strategic outcomes throughout her distinguished career.

Family Relationships

There are no family relationships among our directors or executive officers.

Outside Director Compensation Policy

Our Outside Director Compensation Policy was adopted by our Board of Directors and approved by our stockholders in November 2025. Our Outside Director Compensation Policy became effective on the day of the effectiveness of the registration statement of which this prospectus forms a part.

Pursuant to our Outside Director Compensation Policy, each non-employee director, other than Mr. Rochon (or “outside director”), is eligible to receive compensation for his or her service consisting of cash retainers and equity awards. Our Board of Directors may amend, alter, suspend, or terminate the Outside Director Compensation Policy at any time and for any reason, provided that no such amendment, alteration, suspension, or termination will materially impair the rights of an outside director with respect to compensation that already has been paid or awarded, unless otherwise mutually agreed in writing between the outside director and us. The Outside Director Compensation Plan is administered by our Board of Directors or a designated committee of our Board of Directors.

Cash Compensation. Under our Outside Director Compensation Policy, all Non-Founder Outside Directors will be entitled to receive the following annual cash compensation for their services:

Member of the Board of Directors:	$100,000
Audit Committee Chair:	$30,000
Risk Committee Chair:	$25,000
Finance, Investment and Compensation Committee Chair:	$25,500
Nominating & Corporate Governance Committee Chair:	$25,000
Compensation Committee Chair:	$22,500

For clarity, each Outside Director who serves as the chair of a committee will receive only the additional annual fee for services as the chair of the committee and not the additional annual fee for services as a member of the committee while serving as such chair.

Each annual cash retainer and additional annual fee will be paid quarterly in arrears on a prorated basis to each outside director who has served in the relevant capacity at any point during the immediately preceding fiscal quarter, and such payment will be made no later than 30 days following the end of such immediately preceding fiscal quarter.

Equity Compensation. Outside Directors are entitled to receive all types of awards other than incentive stock options under our 2025 Plan, including discretionary awards not covered under the Outside Director Compensation Policy. Under the Outside Director Compensation Policy, nondiscretionary, automatic grants of equity awards will be made to Outside Directors as follows:

●	Initial Award. Each person who first becomes an Outside Director (either by election or appointment) following the effective date of the Outside Director Compensation Policy will be granted an equity award on the first trading day on or after such individual first becomes an Outside Director consisting of shares of restricted stock with a value of $150,000. If an individual was a member of our Board of Directors and also an employee, becoming an Outside Director due to termination of employment will not entitle the Outside Director to an initial award. Each such initial award will be scheduled to vest as follows: one-third of the shares subject to the initial award will be scheduled to vest on each of the one, two, and three year anniversaries of the date the individual first became an Outside Director, in each case subject to the Non-Founder Outside Director continuing to be a service provider through the applicable vesting date.

●	Annual Award. Each Outside Director will be granted an award of shares of restricted stock on the first trading day immediately following each of the first two anniversaries of the effectiveness of the Direct List and thereafter following each annual meeting of our stockholders that occurs after the effectiveness of the Outside Director Compensation Policy with a value of $150,000, with any resulting fractional shares rounded down to the nearest whole share; provided, however, that if the date an individual first became an Outside Director occurred after the date of the annual meeting (the “Prior Meeting”) that occurred immediately before the annual meeting to which the annual award relates (the “Current Meeting”), then the annual award granted to such Outside Director will be prorated based on the number of whole months that the individual served as an Outside Director after the date of the Prior Meeting through the date of the Current Meeting (with any resulting fractional share rounded down to the nearest whole share). Each annual award will be scheduled to vest on the earlier of (i) the one year anniversary of the annual award’s grant date, or (ii) the day immediately before the date of the next annual meeting following the annual award’s grant date, in each case, subject to the Outside Director continuing to be a service provider through the applicable vesting date.

The “value” for the awards of the shares of restricted stock described above means the grant date fair value determined in accordance with U.S. generally accepted accounting principles, or such other methodology as our Board of Directors or a designated committee of our Board of Directors may determine prior to the grant of the applicable award.

Pursuant to our Outside Director Compensation Policy, in the event of change in control, each outside director will be treated in accordance with the terms of our 2020 Plan.

Outside Directors also may be eligible to receive other compensation and benefits, as may be determined by our Board of Directors or a designated committee of our Board of Directors from time to time. In addition, each outside director’s reasonable, customary, and properly documented, out-of-pocket expenses in connection with service on our Board of Directors or any committee of our Board of Directors will be reimbursed by us.

Pursuant to our Outside Director Compensation Policy, no Outside Director may be granted awards with values, and be provided any other compensation (including without limitation any cash retainers or fees) with amounts that, in any fiscal year, in the aggregate, exceed $250,000. Any awards or other compensation provided to an individual (a) for his or her services as an employee, or for his or her services as a consultant other than as an Outside Director, or (b) prior to the effective date of the Outside Director Compensation Policy, will be excluded for purposes of the foregoing limits.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or during the past fiscal year served, as a member of our Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

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Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	Any breach of their duty of loyalty to us or our stockholders
●	Any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law
●	Unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the Delaware General Corporation Law
●	Any transaction from which they derived an improper personal benefit

Our amended and restated bylaws require us to indemnify our directors and executive officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other officers, employees, and other agents as set forth in the Delaware General Corporation Law.

We have entered into indemnification agreements with each of our directors and executive officers, which require us to indemnify them against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay in connection with any proceeding to which such person is made or threatened to be made a party by reason of the fact that such person is or was a director, officer, employee, or other agent of ours, provided such person acted in good faith and in a manner such person reasonably believed to be in our best interests.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CORPORATE GOVERNANCE

Composition of our Board of Directors

Our current Board of Directors consists of John P. Rochon and Todd A. Furniss.

Each of Messrs. Affeldt, Cosentino, Glajch, Greer, Lee, Remy, and Schaap and Ms. Phillips will become directors on the effective date of this offering. Our Board of Directors may establish the authorized number of directors from time to time by resolution. Each of the directors at the time of the Direct Listing will hold office for a three year period, expiring on the date of the fourth annual meeting of stockholders following the date of this prospectus. At each annual meeting of stockholders thereafter, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the next annual meeting following election.

Director Independence

Under the listing requirements and rules of the Nasdaq Stock Market LLC (Nasdaq Listing Rules), a majority of our directors must be independent directors. Messrs. Affeldt, Cosentino, Greer, Lee, Remy, and Schaap and Ms. Phillips are considered independent based on the listing standards of Nasdaq. In order to promote open discussion among independent directors, our Board of Directors intends to adopt a policy of regularly conducting executive sessions of independent directors at scheduled meetings led by the lead independent director and at such other times requested by other independent directors. Executive sessions shall not include Messrs. Furniss, Glajch, and Rochon.

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Committees of our Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, a risk committee, a nominating and corporate governance committee, and a finance, investment and technology committee each of which will operate pursuant to a charter to be adopted by our Board of Directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Our Board of Directors may also establish other committees from time to time to assist our company and our Board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq Global Market, our committees’ charters will be available on our website at [_________]. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit Committee

Our audit committee will consist of [______________]. Our Board of Directors has determined that each of [________] and [_________] satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(l) of the Exchange Act. The chair of our audit committee will be [________], who our Board of Directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our Board of Directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee will include, among other things:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
●	recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing quarterly earnings releases.

Compensation Committee

Our compensation committee will consist of [____________]. The chair of our compensation committee will be [_____________]. Our Board of Directors has determined that each of [__________] and [____________] is independent under Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

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The principal duties and responsibilities of our compensation committee will include, among other things:

●	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to our Board of Directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to our Board of Directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy, and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to our Board of Directors the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of [_____________]. The chair of our nominating and corporate governance committee will be [____________]. Our Board of Directors has determined that each of [____________] and [___________] is independent under Nasdaq listing standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

●	developing and recommending to our Board of Directors criteria for board and committee membership;
●	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;
●	reviewing the composition of our Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;
●	identifying individuals qualified to become members of our Board of Directors;
●	recommending to our Board of Directors the persons to be nominated for election as directors and to each of the board’s committees;
●	reviewing and recommending to our Board of Directors appropriate corporate governance guidelines; and
●	overseeing the evaluation of our Board of Directors.

Code of Conduct and Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Fallowing the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at [_______]. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Advisory Board

We have assembled an advisory board with expertise in AI and multiple industry segments. The members of our advisory board have made significant contributions in their individual fields. Members of our advisory board provide strategic advice to us in fields pertinent to AI as well as multiple industry segments which represent companies we currently own and those we expect to target and perform other such services as may be mutually determined by us and the advisory board member. Our advisory board meets on an as-needed basis, based on our need for advice in their fields of expertise from time to time.

We provide compensation for their time and on a per meeting basis to members of our scientific advisory board. We also reimburse each member of advisory board for all reasonable and necessary travel expenses in connection with the performance of his or her services. Our advisory board includes: [_________].

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Board Leadership Structure

Our Board of Directors and management believe that the choice of whether the Chair of our Board of Directors should be an executive of our company, or a non-executive or independent director, depends upon a number of factors, taking into account the candidates for the position and the best interests of our company and our stockholders. John P. Rochon serves as the Board Chair. Mr. Rochon’s operating and leadership experience as a director of our company since its inception made him a compelling choice for Board Chair. [__________] will serve as lead independent director of our Board of Directors. As lead independent director, Mr. [_______] will preside over executive sessions of the independent directors and serves as a liaison between the independent directors and our management team.

Risk Oversight

Through our Risk Committee, our Board of Directors oversees a company-wide approach to risk management. Our Board of Directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our Board of Directors has ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our Risk Committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interest. Our Risk Committee is responsible for overseeing the management of risks associated with the independence of our Board of Directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our Board of Directors.

Director and Officer Indemnification Agreements

We intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

EXECUTIVE COMPENSATION

The following table provides certain information regarding compensation awarded to, earned by or paid to persons serving as our principal executive officer and our principal financial officer.

Summary Compensation Table

We had no employees prior to the effective date of the registration statement of which this prospectus forms a part. The description of the employment agreements provided below provides an overview of the cash and equity compensation that our company will pay to our executive officers.

Employment Agreements

On [_________], 2025, the Company entered into a employment agreements (the “Furniss Employment Agreement”) with Todd Furniss to serve as Chief Executive Officer of the Company. The term of the Furniss Employment Agreement will commence upon the effective date of the Direct Listing and continue until December 31, 2028. The term will automatically renew for successive one-year periods until either party delivers written notice of their intent not to renew at least 180 days prior to the expiration of the then effective term. The Furniss Employment Agreement provides for a base salary of $1,200,000 and an annual discretionary cash performance bonus targeted at 100% of his annual base salary. The actual amount of any such bonus will be determined by the Compensation Committee by reference to the attainment of applicable company and/or individual performance objectives. In connection with entering into his employment agreement, Mr. Furniss will be granted an award of restricted shares of our common stock. This restricted stock award will vest in three annual installments, with the first such installment occurring as of the effective date of the Direct Listing and the other two occurring on the first and second anniversaries of such effective date, subject to his continued service through the applicable vesting date. In addition, beginning in calendar year 2026 and each calendar year thereafter, Mr. Furniss shall be eligible to receive an annual equity award as determined by the Compensation Committee in its sole discretion. Mr. Furniss will also be eligible to participate in customary health, welfare, and fringe benefit plans, and subject to certain restrictions, healthcare benefits will be provided to him and his eligible dependents at our sole expense. The Furniss Employment Agreement may be terminated by either Mr. Furniss or by our company at any time and for any reason or no reason at all, subject to the terms of the Furniss Employment Agreement. Upon termination of the Furniss Employment Agreement by our company without “cause” or by Mr. Furniss for “good reason” (as each such term is defined in the Furniss Employment Agreement) or because our company elects not to renew the term of the Furniss Employment Agreement, then, in addition to any accrued amounts, Mr. Furniss will be entitled to receive: (1) an amount, payable over a 12 month period, equal to the sum of (a) two times his base salary then in effect, (b) the average annual bonus earned by him for the prior two fiscal years, and (c) the average value of any equity award(s) made to him during the prior two fiscal years or if fewer than two fiscal years have lapsed, over such lesser number of years and (2) accelerated vesting of all outstanding equity awards held by Mr. Furniss as of the termination date. Mr. Furniss’s right to receive the severance payments and benefits described above is subject to his delivery and non-revocation of an effective general release in favor of our company. The Furniss Employment Agreement also contains customary confidentiality and non-solicitation provisions. Upon the termination of employment by reason of death or disability, Mr. Furniss or his estate will be entitled to accelerated vesting of all outstanding equity awards held by Mr. Furniss as of the termination date, in addition to any accrued amounts.

On [_________], 2025, the Company entered into an employment agreement (“Liebman Employment Agreement”) with Ms. Stephanie Liebman to serve as Executive Vice President and Chief Financial Officer of the Company. The term of the Liebman Employment Agreement will commence upon the effective date of the Direct Listing and continue until December 31, 2028. The term will automatically renew for successive one-year periods until either party delivers written notice of their intent not to renew at least 180 days prior to the expiration of the then effective term. The Liebman Employment Agreement provides for a base salary of $500,000 and an annual discretionary cash performance bonus targeted at 100% of her annual base salary. The actual amount of any such bonus will be determined by the Compensation Committee by reference to the attainment of applicable company and/or individual performance objectives. In connection with entering into her employment agreement, Ms. Liebman will be granted an award of restricted shares of our common stock. This restricted stock award will vest in three annual installments, with the first such installment occurring as of the effective date of the Direct Listing and the other two occurring on the first and second anniversaries of such effective date, subject to her continued service through the applicable vesting date. In addition, beginning in calendar year 2026 and each calendar year thereafter, Ms. Liebman shall be eligible to receive an annual equity award as determined by the Compensation Committee in its sole discretion. Ms. Liebman will also be eligible to participate in customary health, welfare, and fringe benefit plans, and subject to certain restrictions, healthcare benefits will be provided to her and her eligible dependents at our sole expense. The Liebman Employment Agreement may be terminated by either Ms. Liebman or by our company at any time and for any reason or no reason at all, subject to the terms of the Liebman Employment Agreement. Upon termination of the Liebman Employment Agreement by our company without “cause” or by Ms. Liebman for “good reason” (as each such term is defined in the Liebman Employment Agreement) or because our company elects not to renew the term of the Liebman Employment Agreement, then, in addition to any accrued amounts, Ms. Liebman will be entitled to receive: (1) an amount, payable over a 12 month period, equal to the sum of (a) two times her base salary then in effect, (b) the average annual bonus earned by her for the prior two fiscal years, and (c) the average value of any equity award(s) made to her during the prior two fiscal years or if fewer than two fiscal years have lapsed, over such lesser number of years and (2) accelerated vesting of all outstanding equity awards held by Ms. Liebman as of the termination date. Ms. Liebman’s right to receive the severance payments and benefits described above is subject to her delivery and non-revocation of an effective general release in favor of our company. The Liebman Employment Agreement also contains customary confidentiality and non-solicitation provisions. Upon the termination of employment by reason of death or disability, Ms. Leibman or her estate will be entitled to accelerated vesting of all outstanding equity awards held by Ms. Liebman as of the termination date, in addition to any accrued amounts.

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On [_________], 2025, the Company entered into an employment agreement (“Betts Employment Agreement”) with Kenneth Betts to serve as Executive Vice President and General Counsel of the Company. The term of the Betts Employment Agreement will commence upon the effective date of the Direct Listing and continue until December 31, 2028. The term will automatically renew for successive one-year periods until either party delivers written notice of their intent not to renew at least 180 days prior to the expiration of the then effective term. The Betts Employment Agreement provides for a base salary of $600,000 and an annual discretionary cash performance bonus targeted at 100% of his annual base salary. The actual amount of any such bonus will be determined by the Compensation Committee by reference to the attainment of applicable company and/or individual performance objectives. In connection with entering into his employment agreement, Mr. Betts will be granted an award of restricted shares of our common stock. This restricted stock award will vest in three annual installments, with the first such installment occurring as of the effective date of the Direct Listing and the other two occurring on the first and second anniversaries of such effective date, subject to his continued service through the applicable vesting date. In addition, beginning in calendar year 2026 and each calendar year thereafter, Mr. Betts shall be eligible to receive an annual equity award as determined by the Compensation Committee in its sole discretion. Mr. Betts will also be eligible to participate in customary health, welfare, and fringe benefit plans, and subject to certain restrictions, healthcare benefits will be provided to him and his eligible dependents at our sole expense. The Betts Employment Agreement may be terminated by either Mr. Betts or by our company at any time and for any reason or no reason at all, subject to the terms of the Betts Employment Agreement. Upon termination of the Betts Employment Agreement by our company without “cause” or by Mr. Betts for “good reason” (as each such term is defined in the Betts Employment Agreement) or because our company elects not to renew the term of the Betts Employment Agreement, then, in addition to any accrued amounts, Mr. Betts will be entitled to receive: (1) an amount, payable over a 12 month period, equal to the sum of (a) two times his base salary then in effect, (b) the average annual bonus earned by him for the prior two fiscal years, and (c) the average value of any equity award(s) made to him during the prior two fiscal years or if fewer than two fiscal years have lapsed, over such lesser number of years and (2) accelerated vesting of all outstanding equity awards held by Mr. Betts as of the termination date. Mr. Betts’s right to receive the severance payments and benefits described above is subject to his delivery and non-revocation of an effective general release in favor of our company. The Betts Employment Agreement also contains customary confidentiality and non-solicitation provisions. Upon the termination of employment by reason of death or disability, Mr. Betts or his estate will be entitled to accelerated vesting of all outstanding equity awards held by Mr. Betts as of the termination date, in addition to any accrued amounts.

On [_________], 2025, the Company entered into an employment agreement (“Weiszhaar Employment Agreement”) with Ms. Barbara Barton Weiszhaar to serve as Senior Vice President and Chief Accounting and Tax Officer of the Company. The term of the Weiszhaar Employment Agreement will commence upon the effective date of the Direct Listing and continue until December 31, 2028. The term will automatically renew for successive one-year periods until either party delivers written notice of their intent not to renew at least 180 days prior to the expiration of the then effective term. The Weiszhaar Employment Agreement provides for a base salary of $450,000 and an annual discretionary cash performance bonus targeted at 50% of her annual base salary. The actual amount of any such bonus will be determined by the Compensation Committee by reference to the attainment of applicable company and/or individual performance objectives. In connection with entering into her employment agreement, Ms. Weiszhaar will be granted an award of restricted shares of our common stock. This restricted stock award will vest in three annual installments, with the first such installment occurring as of the effective date of the Direct Listing and the other two occurring on the first and second anniversaries of such effective date, subject to her continued service through the applicable vesting date. In addition, beginning in calendar year 2026 and each calendar year thereafter, Ms. Weiszhaar shall be eligible to receive an annual equity award as determined by the Compensation Committee in its sole discretion. Ms. Weiszhaar will also be eligible to participate in customary health, welfare, and fringe benefit plans, and subject to certain restrictions, healthcare benefits will be provided to her and her eligible dependents at our sole expense. The Weiszhaar Employment Agreement may be terminated by either Ms. Weiszhaar or by our company at any time and for any reason or no reason at all, subject to the terms of the Weiszhaar Employment Agreement. Upon termination of the Weiszhaar Employment Agreement by our company without “cause” or by Ms. Weiszhaar for “good reason” (as each such term is defined in the Weiszhaar Employment Agreement) or because our company elects not to renew the term of the Weiszhaar Employment Agreement, then, in addition to any accrued amounts, Ms. Weiszhaar will be entitled to receive: (1) an amount, payable over a 12 month period, equal to the sum of (a) two times her base salary then in effect, (b) the average annual bonus earned by her for the prior two fiscal years, and (c) the average value of any equity award(s) made to her during the prior two fiscal years or if fewer than two fiscal years have lapsed, over such lesser number of years and (2) accelerated vesting of all outstanding equity awards held by Ms. Weiszhaar as of the termination date. Ms. Weiszhaar’s right to receive the severance payments and benefits described above is subject to her delivery and non-revocation of an effective general release in favor of our company. The Weiszhaar Employment Agreement also contains customary confidentiality and non-solicitation provisions. Upon the termination of employment by reason of death or disability, Ms. Weiszhaar or her estate will be entitled to accelerated vesting of all outstanding equity awards held by Ms. Weiszhaar as of the termination date, in addition to any accrued amounts.

Employee Benefit and Stock Plans

2025 Incentive Award Plan

Our 2025 Incentive Award Plan (the “2025 Plan”) was adopted by our Board of Directors in November 2025 and approved by our stockholders. Our 2025 Plan became effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Our 2025 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), to our employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, and performance awards to our employees, directors, and consultants.

Authorized Shares. A total of 6,000,000 shares of our common stock are reserved for issuance pursuant to our 2025 Plan. The number of shares of our common stock available for issuance under our 2025 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2027, equal to the least of:

●	The number of shares of common stock reserved for the immediately preceding fiscal year;

●	Seven and one-half percent (7.5%) of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

●	such other amount as the administrator of our 2025 Plan determines.

If a stock option or stock appreciation right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an exchange program, the unissued shares will become available for future grant or sale under our 2025 Plan. Shares of restricted stock, RSUs, or stock-settled performance awards that are reacquired by us due to failure to vest or are forfeited to us or are surrendered pursuant to an exchange program will become available for future grant or sale under our 2025 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2025 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2025 Plan. Shares subject to an award used to pay the exercise price of the award or satisfy the tax withholding obligations related to the award will become available for future grant or sale under our 2025 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2025 Plan.

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Plan Administration. Our Compensation Committee or, in the sole discretion of our Board of Directors, the Board of Directors administers our 2025 Plan. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2025 Plan and make all determinations deemed necessary or advisable for administering our 2025 Plan, including but not limited to: the power to determine the fair market value of our common stock; select the service providers to whom awards may be granted; determine the number of shares covered by each award; approve forms of award agreements for use under our 2025 Plan; determine the terms and conditions of awards (including, but not limited to, the exercise price, the times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto); construe and interpret the terms of our 2025 Plan and awards granted under it, including but not limited to determining whether and when a change in control has occurred; establish, amend, and rescind rules and regulations relating to our 2025 Plan, and adopt sub-plans relating to the 2025 Plan; interpret, modify, or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards; allow participants to satisfy tax withholding obligations in any manner permitted by the 2025 Plan; delegate ministerial duties to any of our employees; authorize any person to take any steps and execute, on our behalf, any documents required for an award previously granted by the administrator to be effective; temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, provided that, unless prohibited by applicable laws, such suspension shall be lifted in all cases not less than ten trading days before the last date that the award may be exercised; allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award; and make any determinations necessary or appropriate under the adjustment provisions of the 2025 Plan. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or canceled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants to the full extent permitted by law.

Stock Options. Our 2025 Plan permits the grant of options. The exercise price of options granted under our 2025 Plan must be at least equal to the fair market value of our common stock on the date of grant, except that options may be granted with a lower exercise price to a service provider who is not a U.S. taxpayer, or pursuant to certain transactions. The term of an option is determined by the administrator, provided that the term of an incentive stock option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, check or wire transfer, cashless exercise, net exercise, promissory note, shares, or other consideration or method of payment acceptable to the administrator, to the extent permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award, the option will remain exercisable for thirty days. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Our 2025 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The term of stock appreciation rights is determined by the administrator. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for thirty days following the termination of service. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2025 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right must be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Our 2025 Plan permits the grant of restricted stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2025 Plan, determines the terms and conditions of such awards. The administrator has the authority to impose whatever conditions to vesting it determines to be appropriate (for example, the administrator will be able to set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards have voting rights with respect to such shares upon grant without regard to vesting but will not be entitled to receive dividends and other distributions paid with respect to such shares while such shares are unvested, in each case, unless the administrator provides otherwise. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

RSUs. Our 2025 Plan permits the grant of RSUs. Each RSU will represent an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2025 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator has the authority to set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the vesting, or reduce or waive the criteria that must be met for vesting of the RSUs or the time at which any restrictions will lapse or be removed.

Performance Awards. Our 2025 Plan permits the grant of performance awards. Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator may establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance awards to be paid out to participants. The administrator has the authority to set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. Each performance award’s threshold, target, and maximum payout values are established by the administrator on or before the grant date. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance award. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, in shares, or in some combination thereof.

Outside Directors. Our outside (non-employee) directors are eligible to receive all types of awards (except for incentive stock options) available for issuance under our 2025 Plan.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2025 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of our common stock or other of our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting our shares occurs (including a change in control), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2025 Plan, will adjust the number and class of shares that may be delivered under the 2025 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2025 Plan. The conversion of any of our convertible securities and ordinary course repurchases of our shares or other securities will not be treated as an event that will require adjustment under the 2025 Plan.

Liquidation or Dissolution. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed liquidation or dissolution.

Merger or Change in Control. Our 2025 Plan provides that in the event of a merger or change in control, as defined under our 2025 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent, including, without limitation, that such award will be continued by the successor corporation or a parent or subsidiary of the successor corporation. An award generally will be considered continued if, following the transaction, (i) the award gives the right to purchase or receive the consideration received in the transaction by holders of our shares or (ii) the award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been received upon the exercise or realization of the award at the closing of the transaction, which payment may be subject to any escrow applicable to holders of our common stock in connection with the transaction or subjected to the award’s original vesting schedule. The administrator is not required to treat all awards or portions thereof the vested and unvested portions of an award, or all participants similarly.

In the event that a successor corporation or its parent or subsidiary does not continue an outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not continued, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, all of his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and all performance goals or other vesting requirements for his or her performance awards will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws, and the administrator may also specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events.

Amendment; Termination. The administrator has the authority to amend, alter, suspend, or terminate our 2025 Plan provided such action. However, no amendment, alteration, suspension or termination of our 2025 Plan or an Award under it may, taken as a whole, materially impair the existing rights of any participant without the participant’s consent. Our 2020 Plan automatically will terminate in 2035, unless we terminate it sooner.

86

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On [November XX, 2025], AIAI Holdings Corporation (“AIAI”, “AIAI Holdings”, or “the Company”) entered into separate agreements (each a “Purchase Agreement”, and together, the “Purchase Agreements”) with C.C. Carlton Industries, Ltd. (“CCCI”), Constellation Network, Inc. (“Constellation”), gTC MediGuide LP (“MediGuide”), Vanguard Health Solutions, LLC (“Vanguard”), AI Research Corporation (“AIR”), and Bond Street Limited, LLC (“Bond Street”) (each referred to individually as a “Portfolio Company” and collectively as the “Portfolio Companies”). The Acquisitions are expected to close simultaneously with effectiveness of the registration statement and completion of the direct public listing of our Class A common stock. The acquisition of these Portfolio Companies is collectively referred to as “the Acquisitions” herein.

On [November XX, 2025], AIAI entered into a license agreement (the “License Agreement”), with M42 pursuant to which M42 has granted us a license to use, add to, build upon, modify, improve, enhance, and create derivative works from the M42 AI technology within the the designated field of use. See “Business—License Agreement.” Effectiveness of the License Agreement is conditioned upon effectiveness of the registration statement and completion of our direct public listing. Pursuant to the License Agreement, we will issue shares of our Class A common stock valued at [$502.7 million] to M42 as consideration for the perpetual use of the licensed technology. Additionally, on [November XX, 2025] AIAI entered into an AI services agreement (the “AI Services Agreement”) with M42 under which M42 will provide ongoing updates and enhancements to the AI technology licensed by us under the License Agreement, and provide assistance with implementation of AI at our Portfolio Companies in exchange for consideration equal to 3% of our annual net revenues on a consolidated basis, payable in cash or shares of our common stock. The License Agreement permits AIAI to sublicense the technology to Portfolio Companies subject to the same terms as the License Agreement, except that the sublicensees may not grant sublicenses and the sublicense shall revert back to AIAI in the event that a Portfolio Company is sold or that the License Agreement is terminated. The License Agreement may be terminated by either party for cause upon the occurrence of certain events. After the Acquisitions, each Portfolio Company, will leverage the licensed psychometric AI to enhance service offerings and improve financial performance through increased sales and operational efficiency. Prior to completion of the Acquisitions, the M42 psychometric AI was not utilized by AIAI or any of the Portfolio Companies.

Prior to the Acquisitions, AIAI has no operations other than the incurrence of transaction advisory costs in connection with the Acquisitions and direct public listing process; its activities are limited to pursuing potential targets and negotiating the License Agreement.

Additionally, on [November XX, 2025], AIAI entered into a share exchange agreement with a newly formed C-corporation, Messier Blocker Corporation (“M42 Blocker Corp”). Under the terms of the share exchange agreement, contemporaneous with closing of the acquisitions and effectiveness of the License Agreement, AIAI will issue shares of Class A common stock valued at [$326 million] in exchange for non-voting preferred stock of M42 Blocker Corp whose principal asset is a non-controlling investment in M42.

Furthermore, conditioned upon effectiveness of the registration statement and immediately prior to completion our direct public listing, AIAI will issue non-voting convertible preferred stock (“the Convertible Preferred Stock”) with a redemption value of $16.3 million in a private placement transaction with an unrelated third-party investor in exchange for $15 million in cash proceeds, which will be utilized for general corporate purposes. The Convertible Preferred Sick shall be convertible into Class A common stock of AIAI at a fixed conversion price equal to the listing price of our common stock at the Closing Date (as defined below) (the “Fixed Conversion Price”). The investor shall have the option to convert the Convertible Preferred Stock at an alternative conversion price which shall be 96% of the lowest daily Volume-Weighted Average Price (VWAP) during the ten (10) Trading Days immediately preceding the Conversion Date but in no event lower than 20% of the Fixed Conversion Price (the “Floor Price”). The Convertible Preferred Stock shall be redeemable at the option of AIAI, at any time and in its sole discretion, upon not less than 30 trading days’ prior written notice to the investor, provided that any such redemption shall be in a minimum amount of $1 million unless otherwise agreed by the investor, at a redemption price equal to 115% of the outstanding amount being redeemed. The investor shall hold no redemption rights with respect to the Convertible Preferred Stock.

The following unaudited pro forma condensed combined financial information has been prepared from the respective historical consolidated financial statements of AIAI and the Portfolio Companies and has been adjusted to reflect (i) completion of the Acquisitions and the related transactions with M42, (ii) Issuance of the Convertible Preferred Stock and (iii) exchange of the Portfolio Companies’ equity interests for common stock of AIAI and associated income tax effects, collectively (the “Transactions”). The unaudited pro forma condensed combined balance sheet is presented as if the Transactions had occurred on September 30, 2025 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025, and for the year ended December 31, 2024, are presented to give effect to the Transactions as if they occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial information;

●	historical audited financial statements of AIAI as of December 31, 2024 and for the period between formation date (July 19, 2024) and December 31, 2024, which are included in this registration statement.

●	historical audited consolidated financial statements of CCCI as of and for the year ended December 31, 2024, which are included in this registration statement.

87

●	historical audited consolidated financial statements of Constellation as of and for the year ended December 31, 2024, which are included in this registration statement.

●	historical unaudited condensed financial statements of AIAI as of and for the nine months ended September 30, 2025, which are included in this registration statement.

●	historical unaudited condensed consolidated financial statements of CCCI as of and for the nine months ended September 30, 2025, which are included in this registration statement.

●	historical unaudited condensed consolidated financial statements of Constellation as of and for the nine months ended September 30, 2025, which are included in this registration statement.

Historical financial statements for each of MediGuide, AIR, Vanguard, and Bond Street (collectively, the “Other Portfolio Companies”), as of and for the year ended December 31, 2024 and for the nine months ended September 30, 2025 are not included in this Prospectus as pursuant to Rule 3-13 under Regulation S-X, the SEC has granted a waiver from the requirements of Rule 3-05 of Regulation S-X to provide financial statements of the Other Portfolio Companies in connection with the Acquisitions.

The unaudited pro forma condensed combined financial information should also be read together with the section of this registration statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which discusses the historical results of operations for AIAI, CCCI, and Constellation.

The Acquisitions, with the exception of the acquisition of Bond Street, which is an entity under common control of AIAI’s founder (the “Founder”), shall be accounted for as business combinations using the acquisition method of accounting, with AIAI as the acquirer. The acquisition of Bond Street, as an entity under common control, will be accounted under the pooling-of-interests method. Following the closing of the Acquisitions, AIAI’s management team will be that of the registrant which will control and manage the Portfolio Companies, and its Founder will remain in control via voting rights granted through a class of super-voting common shares (the “Class B common stock”) which shall be issued to the Founder at upon effectiveness of the direct listing of our Class A common stock at a ratio of one Class B share to ten Class A shares outstanding. The Class B common stock shall have no economic participation rights, and in the event of liquidation, holders of Class B common stock shall be entitled to receive an amount equal to par value ($0.001) multiplied by the then outstanding shares Class B common stock.

The pro forma condensed combined financial information has been prepared to reflect transaction accounting adjustments to AIAI’s historical financial information. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not indicative of the operating results that would have occurred if the Acquisitions and the related transactions had been completed as of the dates set forth above, nor is it indicative of the future results of AIAI Holdings Corporation following the Acquisitions and the related transactions.

In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Portfolio Companies in connection with the acquisition, AIAI used publicly available benchmarking information along with other relevant assumptions, including market participant assumptions. The purchase price allocation relating to the Acquisitions is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurance that the final valuations will not result in material changes to this preliminary purchase price allocation. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Acquisitions or of any integration costs. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of AIAI following the Acquisitions and the related transactions.

88

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2025

(dollars in thousands)

					Transaction Accounting Adjustments
	AIAI Holdings Corporation (Historical)	CCCI (Historical Adjusted) (Note 2)	Constellation (Historical Adjusted) (Note 2)	Other Portfolio Companies (Historical Adjusted) (Note 3)	Purchase Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined

ASSETS
Current assets
Cash and cash equivalents	$-	$873	$1,839	$1,862	$(2,600)	5a	$15,000	5n	$16,981
							7	5p
Accounts receivable	-	41,104	54	12,363	-		-		53,521
Contract assets	-	11,742	-	-	-		-		11,742
Due from related parties - current	-	-	3,104	956	-		-		4,060
Inventory	-	-	550	258	-		-		808
Digital assets	-	-	3,691	-	5,936	5d	-		9,627
Restricted digital assets	-	-	680	-	-		-		680
Prepaid expenses and other current assets	-	-	28	3,102	-		-		3,130
Total Current assets	-	53,719	9,946	18,541	3,336		15,007		100,549
Non-current assets
Property and equipment, net	-	21,735	40	140	5,957	5b	-		27,872
Investment in M42 Blocker Corp	-	-	-	-	-		326,000	5k	326,000
Operating lease right-of-use assets, net	-	2,069	-	-	124	5h	-	5m	2,193
Finance lease right-of-use assets, net	-	6,074	-	43	(824)	5h	-		5,293
Goodwill	-	-	-	6,769	402,295	5g	-		409,064
Intangible assets	-	-	-	744	236,135	5c	502,700	5j	889,736
							150,157	5p
Due from related parties - non current	-	1,543	-	-	-		-		1,543
Other non-current assets	-	-	480	477	-		-		957
Total Non-current assets	-	31,421	520	8,173	643,687		978,857		1,662,658
Total Assets	$-	$85,140	$10,466	$26,714	$647,023		$993,864		$1,763,207
LIABILITIES
Current liabilities
Accounts payable	$-	$41,043	$140	$9,074	$-		$-		$50,257
Accrued expenses and other current liabilities	427	683	1,734	1,499	29,709	5a	19,795	5i	53,847
Contract liabilities	-	9,107	-	-	-		-		9,107
Short-term debt	-	-	-	4,080	-		-		4,080
Due to related parties	-	-	-	49	-		-		49
Current portion of long-term debt	-	1,692	-	-	-		-		1,692
Operating lease obligation - current maturities	-	1,449	-	-	-		-	5m	1,449
Finance lease obligation - current maturities	-	2,241	-	45	-		-		2,286
Deferred revenue	-	-	1,377	1,235	-		-		2,612
Total Current liabilities	427	56,215	3,251	15,982	29,709		19,795		125,379
Non-current liabilities
Long-term debt	-	7,647	-	2,223	-		-		9,870
Operating lease obligation	-	744	-	-	-		-		744
Finance lease obligation	-	3,007	-	-	-		-		3,007
Other long-term liabilities	-	-	-	96	52,979	5f	225,039	5p	278,114
Total Non-current liabilities	-	11,398	-	2,319	52,979		225,039		291,735
Total Liabilities	$427	$67,613	$3,251	$18,301	$82,688		$244,834		$417,114
COMMITMENTS AND CONTINGENCIES
EQUITY
Shareholders’ equity
Class A common stock	$-	$-	$-	$-	$30	5a	$26	5j	$73
							17	5k
							7	5o
Class B common stock	-	-	-	-	-		-		7
Common stock	-	-	-	90	(90)	5e	-		-
Partners’ capital	-	17,527	-	7,745	(25,272)	5e	-		-
Members’ equity	-	-	-	117	(117)	5e	-		-
Additional paid in capital	1,025	-	19,645	1,722	594,674	5a	502,674	5j	1,357,829
					(18,616)	5e	325,983	5k
					35	5f	5,667	5l
							(74,980)	5p
Convertible preferred shares	-	-	-	-	-		15,000	5n	15,000
Non-controlling interests	-	-	-	378	(378)	5e	-		-
Accumulated other comprehensive loss	-	-	-	(41)	41	5e	-		-
Accumulated deficit	(1,452)	-	(12,430)	(1,598)	14,028	5e	(19,795)	5i	(26,816)
							(5,667)	5l
							98	5p
Total shareholders’ equity (deficit)	(427)	17,527	7,215	8,413	564,335		749,030		1,346,093
Total liabilities and shareholders’ equity	$-	$85,140	$10,466	$26,714	$647,023		$993,864		$1,763,207

89

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(dollars in thousands, except shares data)

					Transaction Accounting Adjustments
	AIAI Holdings Corporation (Historical)	CCCI (Historical Adjusted) (Note 2)	Constellation (Historical Adjusted) (Note 2)	Other Portfolio Companies (Historical Adjusted) (Note 3)	Purchase Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined

Revenue
Products	$-	$-	$74	$3,896	$-		$-		$3,970
Services	-	192,359	2,995	8,263	-		-		203,617
Total Revenue	-	192,359	3,069	12,159	-		-		207,587
Cost of sales	-	167,814	468	6,743	658	6b	-		175,683
Gross profit	-	24,545	2,601	5,416	(658)		-		31,904
Transaction advisory costs	1,452	-	-	-	-		-		1,452
Research and development expenses	-	-	-	-	-		-		-
Selling, general, and administrative expenses	-	17,200	8,444	4,332	20,501	6a	97,929	6d	162,889
					46	6b	4,250	6e
							2,759	6f
							1,200	6g
							6,228	6i
							-	6l
Gain on digital assets	-	-	(7,249)	-	-		-		(7,249)
Loss on disposal of property and equipment	-	35	-	-	-		-		35
Loss on disposal of lease	-	-	-	-	-		-		-
Operating income	(1,452)	7,310	1,406	1,084	(21,205)		(112,366)		(125,223)
Interest expense, net	-	527	(99)	462	-		-		890
Other (income) expense, net	-	190	(94)	112	-		-		208
Income (loss) before income taxes	(1,452)	6,593	1,599	510	(21,205)		(112,366)		(126,321)
Provision for income tax	-	-	1,062	21	(2,698)	6j	(24,412)	6k	(26,027)
Net income (loss)	(1,452)	6,593	537	489	(18,507)		(87,954)		(100,294)
Net income (loss) attributable to non-controlling interest	-	-	-	32	(32)	6c	-		-
Net income (loss) attributable to AIAI Holdings Corporation	$(1,452)	$6,593	$537	$457	$(18,475)		$(87,954)		$(100,294)
Loss per share:
Basic and Diluted	$(2.17)								$(1.36)
Weighted average common stock:
Basic and Diluted	670								73,538,463

90

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(dollars in thousands, except shares data)

					Transaction Accounting Adjustments
	AIAI Holdings Corporation (Historical)	CCCI (Historical Adjusted) (Note 2)	Constellation (Historical Adjusted) (Note 2)	Other Portfolio Companies (Historical Adjusted) (Note 3)	Purchase Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue
Products	$-	$-	$401	$65	$-		$-		$466
Services	-	208,724	5,977	18,432	-		-		233,133
Total Revenue	-	208,724	6,378	18,497	-		-		233,599
Cost of sales	-	176,108	750	11,061	724	6b	-		188,643
Gross profit	-	32,616	5,628	7,436	(724)		-		44,956
Transaction advisory costs	-	-	-	-	-		-		-
Research and development expenses	-	-	114	-	-		-		114
Selling, general, and administrative expenses	-	19,553	9,486	5,655	27,332	6a	130,571	6d	234,862
					51	6b	11,333	6e
							3,678	6f
							400	6g
							19,795	6h
							7,008	6i
							-	6l
Gain on digital assets	-	-	(3,611)	-	-		-		(3,611)
Gain on disposal of property and equipment	-	(7)	-	-	-		-		(7)
Gain on disposal of lease	-	-	-	-	-		-		-
Operating income	-	13,070	(361)	1,781	(28,107)		(172,785)		(186,402)
Interest expense, net	-	1,638	(4)	673	-		-		2,307
Other (income) expense, net	-	122	(24)	(186)	-		-		(88)
Income (loss) before income taxes	-	11,310	(333)	1,294	(28,107)		(172,785)		(188,621)
Provision for income tax	-	-	488	-	(3,202)	6j	(33,651)	6k	(36,365)
Net income (loss)	-	11,310	(821)	1,294	(24,905)		(139,134)		(152,256)
Net income (loss) attributable to non-controlling interest	-	-	-	229	(229)	6c	-		-
Net income (loss) attributable to AIAI Holdings Corporation	$-	$11,310	$(821)	$1,065	$(24,676)		$(139,134)		$(152,256)
Loss per share:
Basic and Diluted	$-								$(2.09)
Weighted average common stock:
Basic and Diluted	-								72,806,179

91

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X. The historical information of AIAI and the Portfolio Companies is presented in accordance with accounting principles generally accepted in the United States of America.

The unaudited pro forma condensed combined financial information is presented as follows:

●	The unaudited pro forma condensed combined balance sheet as of September 30, 2025 is prepared using AIAI’s unaudited condensed balance sheet as of September 30, 2025 and the Portfolio Companies’ unaudited condensed consolidated balance sheets as of September 30, 2025.

●	The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025, is prepared using AIAI’s unaudited condensed statement of operations for the nine months ended September 30, 2025, and the Portfolio Companies’ unaudited condensed consolidated statements of operations for the nine months ended September 30, 2025

●	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, is prepared using AIAI’s audited statement of operations for the year ended December 31, 2024, the audited consolidated statements of operations of CCCI and Constellation for the year ended December 31, 2024, and the Other Portfolio Companies’ unaudited consolidated statements of operations for the year ended December 31, 2024.

The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification (“ASC”) 805, Business Combinations, with AIAI treated as the accounting acquirer for the Acquisitions. As discussed above, Bond Street has been determined to be under common control with AIAI prior to the Acquisitions, and accordingly, the assets and liabilities have been recognized at their historical cost basis under the pooling-of-interests method. Among the Portfolio Companies acquired, CCCI represents the most significant entity based on its relative size, fair value, and strategic importance to the Company’s business operations in relation to AIAI. Accordingly, management has determined CCCI to be the Predecessor entity of AIAI.

The purchase consideration and purchase price allocation are preliminary and are based upon estimates of the fair market values of the assets and liabilities of Portfolio Companies as of September 30, 2025, utilizing currently available information. Assumptions and estimates underlying the pro forma adjustments, preliminary purchase consideration, and preliminary purchase price allocations are described in the accompanying notes, which should be read in conjunction with the pro forma condensed combined financial information.

As of the date of this filing, the necessary valuations to arrive at the required final estimates of the fair value and the related allocation of purchase price to acquired assets and liabilities have not been completed, nor have all adjustments necessary to conform Portfolio Companies accounting policies to those of AIAI been identified. A final determination of the fair value of Portfolio Companies’ assets and liabilities will be based on those that exist as of the date on which the closing occurs (the “Closing Date”), and therefore, cannot be made prior to the completion of the Acquisitions. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The final purchase price allocation and measurement of purchase consideration will be performed subsequent to closing and may be materially different than that reflected herein.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what AIAI’s financial condition or results of operations would have been if the Acquisitions and the related transactions had occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of AIAI. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.

Note 2. Reclassifications and Accounting Policy Adjustments

As AIAI Holdings Corporation had substantially no business operations prior to the consummation of the Acquisitions, its limited accounting policies are not in conflict with those of the Predecessor. Management has performed an initial analysis of accounting policies of Constellation and the Other Portfolio companies to align to those of the Predecessor noting no material policy differences. Additionally, management has performed an initial analysis of the expected financial statement presentation of the combined company and has identified the reclassification adjustments described below for CCCI and Constellation to align accounting policies and financial statement presentation with that of the combined company. For the Other Portfolio Companies, the historical balances presented in Note 3 are after incorporating the reclassification adjustments, if any.

92

2(a) Reclassification Adjustments for CCCI (Balance Sheet as of September 30, 2025) (in thousands):

AIAI Holdings Corporation	CCCI	CCCI Historical	Adjustments	Notes	CCCI Historical Adjusted
ASSETS
Current assets
Cash and cash equivalents	Cash and cash equivalents	$873	$-		$873
Accounts receivable		-	41,104	(a)	41,104
	Contracts receivable	36,510	(36,510)	(a)	-
	Retainage receivable - closed contracts	4,594	(4,594)	(a)	-
Contract assets		-	11,742	(b)	11,742
	Costs and estimated earnings in excess of billings on contracts in progress	1,226	(1,226)	(b)	-
	Retainage receivable - open contracts	10,516	(10,516)	(b)	-
Due from related parties – current		-	-		-
Inventory		-	-		-
Digital assets		-	-		-
Restricted digital assets		-	-		-
Prepaid expenses and other current assets		-	-		-
Total current assets	Total current assets	53,719	-		53,719
Non-current assets
Property and equipment, net	Property and equipment, net	21,735	-		21,735
Investment in M42 Blocker Corp		-	-		-
Operating lease right-of-use assets, net	Operating right-of-use of assets, net	2,069	-		2,069
Finance lease right-of-use assets, net	Finance right-of-use of assets, net	6,074	-		6,074
Goodwill		-			-
Intangible assets		-			-
Due from related parties - non current	Due from related party	1,543			1,543
Other non-current assets		-			-
Total non-current assets	Total non-current assets	31,421	-		31,421
Total assets	Total assets	$85,140	$-		$85,140

LIABILITIES
Current liabilities
Accounts payable		$-	$41,043	(c)	$41,043
	Trade payable	36,344	(36,344)	(c)	-
	Retainage payable - closed contracts	4,699	(4,699)	(c)	-
Accrued expenses and other current liabilities	Accrued expenses	683	-		683
Contract liabilities		-	9,107	(d)	9,107
	Billings in excess of costs and estimated earnings on contracts in progress	2,877	(2,877)	(d)	-
	Retainage payable - open contracts	6,230	(6,230)	(d)	-
Short-term debt		-	-		-
Due to related parties	Due to related party	-	-		-
Current portion of long-term debt		-	1,692	(e)	1,692
	Notes payable - current portion	1,692	(1,692)	(e)	-
Operating lease obligation - current maturities	Operating lease obligation - current maturities	1,449	-		1,449
Finance lease obligation - current maturities	Finance lease obligation - current maturities	2,241	-		2,241
Deferred revenue		-	-		-
Total current liabilities	Total current liabilities	56,215	-		56,215
Non-current liabilities
Long-term debt		-	7,647	(f)	7,647
	Notes payable	2,647	(2,647)	(f)	-
	Lines of credit	5,000	(5,000)	(f)	-
Operating lease obligation	Noncurrent operating lease obligation	744	-		744
Finance lease obligation	Noncurrent finance lease obligation	3,007	-		3,007
Other long-term liabilities		-	-		-
Total non-current liabilities	Total non-current liabilities	11,398	-		11,398
Total liabilities	Total liabilities	$67,613	$-		$67,613

COMMITMENTS AND CONTINGENCIES

EQUITY
Shareholders’ equity
Common stock		$-	$-		$-
Partners’ capital	Partners’ capital	17,527	-		17,527
Members’ equity		-	-		-
Additional paid in capital		-	-		-
Non-controlling interests		-	-		-
Accumulated other comprehensive loss		-	-		-
Retained earnings (deficit)		-	-		-
Total shareholders’ equity		17,527	-		17,527
Total liabilities and shareholders’ equity		$85,140	$-		$85,140

a) Reclassification of Contracts receivable and Retainage receivable - closed contracts to Accounts Receivable.

b) Reclassification of Costs and estimated earnings in excess of billings on contracts in progress and Retainage receivable - open contracts to Contract Assets.

c) Reclassification of Retainage payable - closed contracts and Trade payable to Accounts Payable.

d) Reclassification of Billings in excess of costs and estimated earnings on contracts in progress and Retainage payable - open contracts to Contract liabilities.

e) Reclassification of Notes payable - current portion to Current portion of long-term debt.

f) Reclassification of Notes payable and Lines of credit to Long-term debt.

93

2(b) (i) Reclassification Adjustments for CCCI (Statement of Operations for the nine months ended September 30, 2025) (in thousands):

AIAI Holdings Corporation	CCCI	CCCI Historical	Adjustments	Notes	CCCI Historical Adjusted
Revenue
Products		$-	$-		$-
Services		-	192,359	(a)	192,359
	Revenue from contracts	192,359	(192,359)	(a)	-
Total revenue					-
Cost of sales			167,814	(b)	167,814
	Cost of contracts	167,814	(167,814)	(b)	-
Gross profit		24,545	-		24,545

Research and development expenses		-	-		-
Selling, general, and administrative expenses	General and administrative expenses	17,200	-		17,200
Gain on digital assets		-	-		-
Gain on disposal of property and equipment	Gain on disposal of property and equipment	35	-		35
Gain on disposal of lease	Gain on disposal of lease	-	-		-
Provision for income tax	Provision for state taxes	190	(190)	(c)	-
Operating income (loss)		7,120	(190)		7,310

Interest expense, net	Interest expense	527	-		527
Other (income) expense, net		-	190	(c)	190
Income (loss) before income taxes	Income before taxes	6,593	-		6,593
					-
Net income (loss)	Net income	6,593	-		6,593
Net income (loss) attributable to non-controlling interest		-	-		-
Net income (loss) attributable to controlling interest		$6,593	$-		$6,593

a) Reclassification of Revenue from contracts to Services.

b) Reclassification of Cost of contracts to Cost of sales.

c) Reclassification of Provision for state taxes to Other (income) expense, net

94

2(b)(ii) Reclassification Adjustments for CCCI (Statement of Operations for the year ended December 31, 2024) (in thousands):

AIAI Holdings Corporation	CCCI	CCCI Historical	Adjustments	Notes	CCCI Historical Adjusted
Revenue
Products		$-	$-		$-
Services		-	208,724	(a)	208,724
	Revenue from contracts	208,724	(208,724)	(a)	-
Total revenue		208,724	-		208,724
Cost of sales			176,108	(b)	176,108
	Cost of contracts	176,108	(176,108)	(b)	-
Gross profit		32,616	-		32,616

Research and development expenses		-	-		-
Selling, general, and administrative expenses	General and administrative expenses	19,553	-		19,553
Gain on digital assets		-	-		-
Gain on disposal of property and equipment	Gain on disposal of property and equipment	(7)	-		(7)
Gain on disposal of lease	Gain on disposal of lease	-	-		-
Provision for income tax	Provision for state taxes	122	(122)	(c)	-
Operating income (loss)		12,948	(122)		13,070

Interest expense, net	Interest expense	1,638	-		1,638
Other (income) expense, net		-	122	(c)	122
Income (loss) before income taxes	Income before taxes	11,310	-		11,310
					-
					-
Net income (loss)	Net income	11,310	-		11,310
Net income (loss) attributable to non-controlling interest		-	-		-
Net income (loss) attributable to controlling interest		$11,310	$-		$11,310

a) Reclassification of Revenue from contracts to Services revenue.

b) Reclassification of Cost of contracts to Cost of sales.

c) Reclassification of Provision for state taxes to Other (income) expense, net

95

2(c) Reclassification Adjustments for Constellation (Balance Sheet as of September 30, 2025) (in thousands)

AIAI Holdings Corporation	Constellation	Constellation Historical Balance	Adjustments	Notes	Constellation Historical Adjusted
ASSETS
Current assets
Cash and cash equivalents	Cash at bank	$1,839	$-		$1,839
Accounts receivable	Trade and other receivables	54	-		54
Contract assets		-	-		-
Due from related parties - current		-	3,104	(a)	3,104
	Officer loans receivables	3,104	(3,104)	(a)	-
Inventory		-	550	(b)	550
	Dor inventory	550	(550)	(b)	-
Digital assets	Operating digital currencies	3,691	-		3,691
Restricted digital assets	Restricted digital currencies	680	-		680
Prepaid expenses and other current assets	Prepaid expenses	28	-		28
Total current assets	Total current assets	9,946	-		9,946
Non-current assets
Property and equipment, net	Property and equipment, net	40	-		40
Investment in M42 Blocker Corp		-	-		-
Operating lease right-of-use assets, net		-	-		-
Finance lease right-of-use assets, net		-	-		-
Goodwill		-	-		-
Intangible assets		-	-		-
Due from related parties - non current		-	-		-
Other non-current assets		-	480	(c)	480
	Investment deposits	200	(200)	(c)	-
Deferred tax asset	Deferred tax asset	280	(280)	(c)	-
Total non-current assets	Total non-current assets	520	-		520
Total assets	Total assets	$10,466	$-		$10,466

LIABILITIES
Current liabilities
Accounts payable	Trade and other payables	$140	$-		$140
Accrued expenses and other current liabilities		-	1,734	(d)	1,734
	Wages payable	40	(40)	(d)	-
	Income tax payable	1,694	(1,694)	(d)	-
Contract liabilities		-	-		-
Short-term debt		-	-		-
Due to related parties		-	-		-
Current portion of long-term debt		-	-		-
Operating lease obligation - current maturities		-	-		-
Finance lease obligation - current maturities		-	-		-
Deferred revenue	Deferred revenue	1,377	-		1,377
Total current liabilities	Total current liabilities	3,251	-		3,251
Non-current liabilities
Long-term debt		-	-		-
Operating lease obligation		-	-		-
Finance lease obligation		-	-		-
Other long-term liabilities		-	-		-
Total non-current liabilities	Total non-current liabilities	-	-		-
Total liabilities	Total liabilities	$3,251	$-		$3,251

COMMITMENTS AND CONTINGENCIES

EQUITY
Shareholders’ equity
Common stock	Common stock	$-	$-		$-
Partners’ capital		-	-		-
Members’ equity		-	-		-
Additional paid in capital	Additional paid-in capital	19,645	-		19,645
Non-controlling interests		-	-		-
Accumulated other comprehensive loss		-	-		-
Retained earnings (deficit)	Retained earnings (deficit)	(12,430)	-		(12,430)
Total shareholders’ equity		7,215	-		7,215
Total liabilities and equity		$10,466	$-		$10,466

a) Reclassification of Officer loans receivables to Due from related parties- current.

b) Reclassification Dor inventory to Inventory.

c) Reclassification Investment deposits and Deferred tax asset to Other non-current assets.

d) Reclassification Wages payable and Income tax payable to Accrued expenses and other current liabilities.

96

2(c) (i) Reclassification Adjustments for Constellation (Statement of Operations for the nine months ended September 30, 2025) (in thousands):

AIAI Holdings Corporation	Constellation	Constellation Historical Balance	Adjustments	Notes	Constellation Historical Adjusted
Revenue
Products		$-	$74	(a)	$74
	Equipment sales revenue	74	(74)	(a)	-
Services		-	2,995	(b)	2,995
	Dor subscription revenue	924	(924)	(b)	-
	Government & network license income	117	(117)	(b)	-
	Rewards (node/staking)	1,954	(1,954)	(b)	-

Total revenue	Total operating revenues	3,069	-		3,069
Cost of sales	Cost of sales	468	-		468
Gross profit		2,601	-		2,601

Research and development expenses	Research and development	-	-		-
Selling, general, and administrative expenses		-	8,444	(c)	8,444
	Salaries, wages and benefits	4,450	(4,450)	(c)	-
	Professional fees	2,241	(2,241)	(c)	-
	Advertising and promotion	277	(277)	(c)	-
	General and administrative expenses	1,476	(1,476)	(c)	-
Gain on digital assets	Digital assets (gains) losses	(7,249)	-		(7,249)
Gain on disposal of property and equipment		-	-		-
Gain on disposal of lease		-	-		-
Operating income (loss)	Operating income (loss)	1,406	-		1,406
Interest expense, net	Interest earned	(99)	-		(99)
Other (income) expense, net		-	(94)	(d)	(94)
	Other miscellaneous income	(53)	53	(d)	-
	Unrealized Gain/loss	(41)	41	(d)	-
Income (loss) before income taxes	Income (loss) before income tax	1,599	-		1,599
Provision for income tax	Provision for income tax	1,062	-		1,062
Net income (loss)	Net income (loss)	537	-		537
Net income (loss) attributable to non-controlling interest		-	-		-
Net income (loss) attributable to controlling interest		$537	$-		$537

a) Reclassification of Equipment sales revenue to Products revenue.

b) Reclassification of Dor subscription revenue, Government & network license income and Rewards (node/staking) to Services revenue.

c) Reclassification of Salaries, wages and benefits, Professional fees, Advertising and promotion, and General and administrative expenses to Selling, general, and administrative expenses.

d) Reclassification of Other miscellaneous income and Unrealized gain/loss to Other (income) expense, net.

97

2(c) (ii) Reclassification Adjustments for Constellation (Statement of Operations for the year ended December 31, 2024) (in thousands):

AIAI Holdings Corporation	Constellation	Constellation Historical Balance	Adjustments	Notes	Constellation Historical Adjusted
Revenue
Products		$-	$401	(a)	$401
	Equipment sales revenue	401	(401)	(a)	-
Services	Dor subscription revenue	1,189	4,788	(b)	5,977
	Government & network license income	816	(816)	(b)	-
	Rewards (node/staking)	3,972	(3,972)	(b)	-

Total revenue	Total operating revenues	6,378	-		6,378
Cost of sales	Cost of sales	750	-		750
Gross profit		5,628	-		5,628

Research and development expenses	Research and development	114	-		114
Selling, general, and administrative expenses		-	9,486	(c)	9,486
	Salaries, wages and benefits	4,037	(4,037)	(c)	-
	Professional fees	3,350	(3,350)	(c)	-
	Advertising and promotion	800	(800)	(c)	-
	General and administrative expenses	1,299	(1,299)	(c)	-
Gain on digital assets	Digital assets (gains) losses	(3,611)	-		(3,611)
Gain on disposal of property and equipment		-	-		-
Gain on disposal of lease		-	-		-
Operating income (loss)	Operating income (loss)	(361)	-		(361)
Interest expense, net	Interest earned	(4)	-		(4)
Other (income) expense, net			(24)	(d)	(24)
	Other miscellaneous income	(24)	24	(d)	-
Income (loss) before income taxes	Income (loss) before income tax	(333)	-		(333)
Provision for income tax	Income taxes expense	488			488
Net income (loss)	Net income (loss)	(821)	-		(821)
Net income (loss) attributable to non-controlling interest		-	-		-
Net income (loss) attributable to controlling interest		$(821)	$-		$(821)

a) Reclassification of Equipment sales revenue to Products revenue.

b) Reclassification of Dor subscription revenue, government & network license income and rewards (node/staking) to Services revenue.

c) Reclassification of Salaries, wages and benefits, Professional fees, Advertising and promotion, and General and administrative expenses to Selling, general, and administrative expenses

d) Reclassification of Other miscellaneous income to Other (income) expense, net.

98

Note 3. Combined Financial Statements of Portfolio Companies

3(a) The following table presents the combined balance sheet of Other Portfolio Companies as of September 30, 2025 (in thousands):

	MediGuide	Vanguard	AIR	Bond Street	Total
ASSETS
Current assets
Cash and cash equivalents	$685	$42	$36	$1,099	$1,862
Accounts receivable	475	10,476	-	1,412	12,363
Contract assets	-	-	-	-	-
Due from related parties - current	41	71	840	4	956
Inventory	-	-	-	258	258
Digital assets	-	-	-	-	-
Restricted digital assets	-	-	-	-	-
Prepaid expenses and other current assets	2,631	440	31	-	3,102
Total current assets	3,832	11,029	907	2,773	18,541
Non-current assets
Property and equipment, net	13	2	-	125	140
Investment in M42 Blocker Corp	-	-	-	-	-
Operating lease right-of-use assets, net	-	-	-	-	-
Finance lease right-of-use assets, net	43	-	-	-	43
Goodwill	5,362	-	-	1,407	6,769
Intangible assets	143	-	601	-	744
Due from related parties - non current	-	-	-	-	-
Other non-current assets	227	250	-	-	477
Total non-current assets	5,788	252	601	1,532	8,173
Total assets	$9,620	$11,281	$1,508	$4,305	$26,714

LIABILITIES
Current liabilities
Accounts payable	$445	$7,596	$-	$1,033	$9,074
Accrued expenses and other current liabilities	732	393	77	297	1,499
Contract liabilities	-	-	-	-	-
Short-term debt	1,605	49	2,414	12	4,080
Due to related parties	49	-	-	-	49
Current portion of long-term debt	-	-	-	-	-
Operating lease obligation - current maturities	-	-	-	-	-
Finance lease obligation - current maturities	45	-	-	-	45
Deferred revenue	1,119	-	-	116	1,235
Total current liabilities	3,995	8,038	2,491	1,458	15,982
Non-current liabilities
Long-term debt	-	2,223	-	-	2,223
Operating lease obligation	-	-	-	-	-
Finance lease obligation	-	-	-	-	-
Other long-term liabilities	-	-	-	96	96
Total non-current liabilities	-	2,223	-	96	2,319
Total liabilities	$3,995	$10,261	$2,491	$1,554	$18,301

COMMITMENTS AND CONTINGENCIES

EQUITY
Shareholders’ equity
Common stock	$-	$-	$90	$-	$90
Partners’ capital	7,745	-	-	-	7,745
Members’ equity	1	(796)	-	912	117
Additional paid in capital	-	-	1,722	-	1,722
Non-controlling interests	(6)	384	-	-	378
Accumulated other comprehensive loss	(41)	-	-	-	(41)
Retained earnings (deficit)	(2,074)	1,432	(2,795)	1,839	(1,598)
Total shareholders’ equity	5,625	1,020	(983)	2,751	8,413
Total liabilities and shareholders’ equity	$9,620	$11,281	$1,508	$4,305	$26,714

99

3(b)(i) The following table presents the combined statements of operations for other Portfolio Companies for the nine months ended September 30, 2025 (in thousands):

	MediGuide	Vanguard	AIR	Bond Street	Total
Revenue
Products	$-	$-	$-	$3,896	$3,896
Services	4,207	3,091	-	965	8,263
Total revenue	4,207	3,091	-	4,861	12,159
Cost of sales	2,016	2,097	-	2,630	6,743
Gross profit	2,191	994	-	2,231	5,416
Research and development expenses	-	-	-	-	-
Selling, general, and administrative expenses	1,426	478	1,011	1,417	4,332
Gain on digital assets	-	-	-	-	-
Gain on disposal of property and equipment	-	-	-	-	-
Gain on disposal of lease	-	-	-	-	-
Operating income (loss)	765	516	(1,011)	814	1,084
Interest expense, net	199	260	-	3	462
Other (income) expense, net	24	-	-	88	112
Income (loss) before income tax	542	256	(1,011)	723	510
Provision for income tax	21	-	-	-	21
Net income (loss)	521	256	(1,011)	723	489
Net income (loss) attributable to non-controlling interest	(6)	38	-	-	32
Net income (loss) attributable to controlling interest	$527	$218	$(1,011)	$723	$457

3(b)(ii) The following table presents the combined statements of operations for other Portfolio Companies for the year ended December 31, 2024 (in thousands):

	MediGuide	Vanguard	AIR	Bond Street	Total
Revenue
Products	$-	$-	$-	$65	$65
Services	5,876	6,402	-	6,154	18,432
Total revenue	5,876	6,402	-	6,219	18,497
Cost of sales	3,097	4,378	-	3,586	11,061
Gross profit	2,779	2,024	-	2,633	7,436
Research and development expenses	-	-	-	-	-
Selling, general, and administrative expenses	2,572	685	514	1,884	5,655
Gain on digital assets	-	-	-	-	-
Gain on disposal of property and equipment	-	-	-	-	-
Gain on disposal of lease	-	-	-	-	-
Operating income (loss)	207	1,339	(514)	749	1,781
Interest expense, net	661	-	9	3	673
Other (income) expense, net	(306)	-	-	120	(186)
Income (loss) before income tax	(148)	1,339	(523)	626	1,294
Provision for income tax	-	-	-	-	-
Net income (loss)	(148)	1,339	(523)	626	1,294
Net income (loss) attributable to non-controlling interest	(10)	239	-	-	229
Net income (loss) attributable to controlling interest	$(138)	$1,100	$(523)	$626	$1,065

100

Note 4. Calculation of Purchase Consideration and Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial information reflects the Acquisitions of the Portfolio Companies other than Bond Street for an estimated fair value of purchase consideration of $627.0 million, of which $624.5 million is payable in Class A common stock of AIAI Holdings Corporation and $2.55 million payable in cash. Of total equity purchase consideration, $594.8 million is expected to be transferred on effectiveness of this registration statement and completion of our direct public listing (the “Closing Date”) with the remaining contingent consideration with fair value of $29.7 million payable over a period of up to five years after Closing Date, as discussed in Note 5(a). The calculation of estimated purchase consideration is as follows:

Consideration Transferred

(in thousands)	CCCI	Constellation	Other Portfolio Companies	Total
Estimated fair value of AIAI Class a common stock to be issued (1)	$322,534	$170,220	$131,709	$624,463
Estimated fair value of pre-combination service (2)	-	-	-	-
Estimated transaction costs to be paid by AIAI on behalf of Portfolio companies	1,500	500	550	2,550
Total estimated purchase consideration	$324,034	$170,720	$132,259	$627,013

(1) Pursuant to the purchase agreements executed by AIAI with the Portfolio Companies, AIAI will acquire 100% of the outstanding equity of the following Portfolio Companies in exchange for Class A common stock of AIAI Holdings Corporation with an estimated fair value as follows:

●	CCCI for approximately $322.5 million in AIAI Class A common stock and $1.5 million in cash, payable at Closing Date

●	Constellation for $170.2 million in AIAI Class common stock and $0.5 million in cash, payable at Closing Date

●	Other Portfolio Companies:

◌	MediGuide for $40 million in AIAI Class A common stock and $0.15 million in cash, payable at Closing Date, and contingent consideration valued at $9 million, payable in the form of AIAI Class A common stock

◌	Vanguard for $12 million in AIAI Class A common stock and $0.1 million in cash, payable at Closing Date, and contingent consideration valued at $20.7 million, payable in the form of AIAI Class A common stock

◌	AIR for $50 million in AIAI Class A common stock and $0.3 million in cash, payable at Closing Date.

Additionally, Bond Street will be acquired for $10 million in AIAI Class A common stock and $0.05 million in cash, payable at Closing Date. As Bond Street is under common control with AIAI, this consideration will be excluded from purchase accounting adjustments and treated as an equity transaction with the Founder while Bond Street net assets are recognized based upon their historical carrying values as of the Closing Date.

(2) Reflects the fair value of pre-combination services attributable to share-based compensation awards originally issued by Constellation, for which AIAI will issue replacement equity awards at the Closing Date.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the Portfolio Companies’ identifiable assets acquired, and liabilities assumed by AIAI will be recorded at the acquisition date fair values, with the exception of Bond Street, which will be recorded at historical carrying value as it represents a combination of entities under common control of the Founder. The excess purchase price over the fair value of identifiable assets and liabilities of the remaining Portfolio Companies is recorded as goodwill. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the Acquisitions. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the Acquisitions and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to, changes in the estimated fair value of the identifiable assets acquired and liabilities assumed as of the Closing Date, which could result from changes in market conditions, discount rates, cost assumptions and other factors.

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The following table sets forth a preliminary allocation of the estimated purchase consideration to the Portfolio Companies’ identifiable tangible and intangible assets expected to be acquired and liabilities expected to be assumed by AIAI , based on the unaudited condensed balance sheet of the Portfolio Companies as of September 30, 2025, adjusted for the reclassifications and accounting policy adjustments as discussed above, with the excess recorded as goodwill:

(in thousands)	CCCI	Constellation	Other Portfolio Companies	Total
ASSETS
Cash and cash equivalents	$873	$1,839	$763	$3,475
Accounts receivable	41,104	54	10,950	52,108
Contract assets	11,742	-	-	11,742
Due from related parties - current	-	3,104	952	4,056
Inventory	-	550	-	550
Digital assets	-	9,627	-	9,627
Restricted digital assets	-	680	-	680
Prepaid expenses and other current assets	-	28	3,102	3,130
Property and equipment, net	27,690	41	16	27,747
Operating lease right-of-use assets, net	2,193	-	-	2,193
Finance lease right-of-use assets, net	5,250	-	43	5,293
Intangible assets	107,484	23,383	106,013	236,880
Due from related parties - non current	1,543	-	-	1,543
Other non-current assets	-	480	477	957
Total assets	$197,879	$39,786	$122,316	$359,981
LIABILITIES
Accounts payable	$41,043	$140	$8,041	$49,224
Accrued expenses and other current liabilities	683	1,734	1,202	3,619
Contract liabilities	9,107	-	-	9,107
Short-term debt	-	-	4,068	4,068
Due to related parties	-	-	49	49
Current portion of long-term debt	1,692	-	-	1,692
Operating lease obligation - current maturities	1,449	-	-	1,449
Finance lease obligation - current maturities	2,241	-	45	2,286
Deferred revenue	-	1,377	1,119	2,496
Long-term debt	7,647	-	2,223	9,870
Operating lease obligation	744	-	-	744
Finance lease obligation	3,007	-	-	3,007
Other long-term liabilities	27,632	4,054	21,328	53,014
Total liabilities	$95,245	$7,305	$38,075	$140,625
Net assets acquired (a)	102,634	32,481	84,241	219,356
Estimated purchase consideration (b)	324,034	170,720	132,259	627,013
Estimated goodwill (b) - (a)	$221,400	$138,239	$48,018	$407,657

Goodwill represents the excess of the preliminary estimated purchase consideration for Portfolio Companies other than Bond Street over the estimated fair value of the underlying net assets acquired with respect to those Portfolio companies. The excess of the fair value of AIAI equity issued in exchange for Bond Street and the historical cost basis of Bond Street net assets does not give rise to goodwill as this transaction is deemed to be an equity contribution from an owner rather than a business combination. As such, Bond Street net assets have been recognized based upon their historical carrying values. Goodwill recognized in the Acquisitions is not expected to be deductible for tax purposes.

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Note 5. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Purchase Accounting Adjustments

In connection with business combination accounting for the Portfolio Companies, management has preliminarily identified purchase price accounting adjustments as summarized below. Management has preliminarily determined that the fair value of certain acquired assets and liabilities including working capital balances and variable rate indebtedness have historical carrying values that approximate fair value, and accordingly, no fair value adjustments have been presented related to these accounts. Additionally, management has preliminarily determined that contractual lease terms at the Portfolio Companies approximate market rates, resulting in no fair value adjustments related to acquired leases. Further, management has preliminarily determined that recalibration of Portfolio Company right of use assets and lease liabilities to align with the remaining minimum lease payments consistent with the requirements of ASC 842, Leases, is not expected to result in material adjustments to their historical carrying values as reported by the Portfolio Companies.

(a)	Represents the total estimated fair value purchase consideration of $627.0 million for acquiring Portfolio Companies other than Bond Street, plus the historical carrying value of Bond Street net assets of $2.8 million, deemed to be an equity contribution from the Founder. Of the total fair value of purchase consideration transferred in exchange for Portfolio Companies, $594.8 million will comprise of issuance of approximately [29.74 million] shares of AIAI Class A common stock, par value $0.001. Additionally, purchase consideration includes $2.55 million in cash remitted to Portfolio Company owners as reimbursement of seller transaction costs. The remaining $29.7 million estimated fair value of purchase consideration represents contingent consideration payable in the form of AIAI Class A common stock and has been recorded within accrued expenses and other current liabilities on the pro forma condensed combined balance sheet. Consideration issued in exchange for Bond Street equity will consist of approximately 500,000 shares of AIAI Class A common stock, par value $0.001 and $0.05 million in cash. Estimated shares of AIAI Class A common stock are based upon an expected initial listing price of [$20] per share.

(b)	Represents an adjustment to record property and equipment of Portfolio Companies other than Bond Street at estimated fair value. Preliminary property and equipment values reflected in the pro forma financial information are provided below. The depreciation expense related to these assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of income, as further described in Note 6(b).

(in thousands)	Useful Life (years)	CCCI	Constellation	Other Portfolio Companies	Total
Buildings and improvements	20	$1,900	$-	$-	$1,900
Construction equipment	6	24,467	-	-	24,467
Other property and equipment	2-5	1,323	41	16	1,380
Fair value of Property and equipment (a)		$27,690	$41	$16	$27,747
Historical carrying value of Property and equipment (b)		21,733	41	16	21,790
Net adjustment to Property and equipment, net (a) - (b)		$5,957	$-	$-	$5,957

(c)	Represents an adjustment to record acquired intangible assets at their estimated fair value. Preliminary identifiable intangible assets reflected in the pro forma financial information are provided below. The amortization related to these identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations, as further described in Note 6(a). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates.

(in thousands)	Useful Life (years)	CCCI	Constellation	Other Portfolio Companies	Total
Fair value of intangible assets:
Customer relationships	14-25	$86,692	$1,241	$23,638	$111,571
Customer backlog	2	5,208	-	-	5,208
Trademarks and domain names	6 - 7	15,584	1,174	8,727	25,485
Partner relationships	13 - 14	-	-	20,754	20,754
Software	3 - 6	-	20,968	3,129	24,097
Acquired technology	5	-	-	49,765	49,765
Total fair value of acquired intangible assets (a)		$107,484	$23,383	$106,013	$236,880
Historical carrying value of intangible assets (b)		-	-	745	745
Net adjustment to Intangible assets (a) - (b)		$107,484	$23,383	$105,268	$236,135

(d)	Represents an adjustment to record digital assets held by Constellation at their estimated fair value.

(e)	Represents the elimination of Portfolio Companies’ historical equity balances upon closing. All non-controlling interests in the Portfolio Companies will be eliminated in connection with the Acquisitions as AIAI will acquire all outstanding equity interests of the Portfolio Companies.

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(f)	Represents an adjustment to record deferred tax assets and liabilities associated with differences between book and tax basis arising from the preliminary purchase price allocation, primarily resulting from the Closing Date value of intangible assets. Deferred taxes are established based on a blended statutory tax rate based on jurisdictions where income is generated. The effective tax rate following the Acquisitions could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the fair value of the identifiable intangible assets and liabilities.

(g)	Represents an adjustment record goodwill based upon the excess of fair value of purchase consideration above the estimated fair value of identifiable assets and liabilities of the Portfolio Companies other than Bond Street.

(in thousands)	CCCI	Constellation	Other Portfolio Companies	Total
Goodwill resulting from Acquisitions (Note 4) (a)	$221,400	$138,239	$48,018	407,657
Historical goodwill (b)	-	-	5,362	5,362
Net adjustment to goodwill (a) – (b)	$221,400	$138,239	$42,656	$402,295

(h)	Represents an adjustment to remeasure acquired right of use assets and lease liabilities be equal to the estimated present value of remaining minimum lease payments as of the Closing Date.

Other Transaction Accounting Adjustments

(i)	Represents AIAI’s estimated transaction costs of $21.2 million, consisting of advisory, legal, accounting and auditing fees and other professional fees, that have not been recognized and accrued in the historical financial statements of AIAI. These costs are recorded as an increase in accrued expenses and other current liabilities and reduction in retained earnings in the unaudited condensed combined pro forma balance sheet. Refer also to Note 6(h) for discussion of related impacts to the unaudited condensed combined pro forma statement of operations.

(j)	Represents recognition of an intangible asset related to the acquired perpetual license to M42 Psychometric AI Platform pursuant to the IP License Agreement. As consideration for the license, AIAI will issue approximately [25.135 million shares] of Class A common stock with an estimated fair value of $502.7 million to M42 at the Closing Date; estimated shares of AIAI Corporation common stock are based upon an expected initial listing price of [$20] per share. The amortization related to this intangible asset is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations, as further described in Note 6(d).

(k)	Represents an adjustment to recognize at estimated fair value AIAI’s initial investment in preferred stock of M42 Blocker Corp, whose principal asset is a non-controlling equity investment in M42. Following the initial investment, AIAI’s investment in M42 Blocker Corp will be measured in accordance with ASC 321 Investments – Equity Securities. As consideration for preferred shares of M42 Blocker Corp, AIAI will issue approximately [16.3 million shares] of Class A common stock with an estimated fair value of $326 million; estimated shares of AIAI Class A common stock are based upon an expected initial listing price of [$20] per share.

(l)	Represents share-based compensation expense in the form of $5.7 million in fully vested AIAI Class A common shares, which will be issued to certain AIAI officers conditioned upon effectiveness of our direct public listing. Refer to Note 6(e) below discussion of the impact of these and other equity awards issued at the Closing Date in our unaudited pro forma condensed combined statements of operations.

(m)	Represents an adjustment to recognize a right of use asset and lease liability in accordance with ASC 842, Leases, related to operating lease of office space to be entered M42 upon effectiveness of the direct listing our Class A common stock. [As of the date of this Prospectus, the lease terms have not yet been established.]

(n)	Represents issuance of the Convertible Preferred Stock for $15 million in cash consideration in a private placement transaction contemporaneous with the effectiveness of the direct listing our Class A common stock.

(o)	Represents issuance of Class B common stock to the Founder upon effectiveness of the direct listing of our Class A common stock. Class B common stock shall be issued in exchange for cash equal to the par value of issued shares.

(p)	Represents an adjustment to recognize deferred income tax liabilities associated with the other transaction accounting adjustments, presented as if the Transactions had occurred on September 30, 2025. A blended statutory tax rate of approximately 22% has been assumed for all pro forma adjustments. The blended statutory tax rate is not necessarily indicative of the effective tax rate following the Acquisitions, which could be significantly different depending on post-acquisition activities, including cash needs and the geographical mix of income.

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Note 6. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Purchase Accounting Adjustments

(a)	Represents the adjustment to record elimination of historical amortization expense and recognition of new amortization expense related to acquired identifiable intangible assets based on the estimated fair value and the associated estimated useful life. Amortization expense is calculated based on the estimated fair value of each of the identifiable intangible assets and the associated estimated useful life as discussed in Note 5(c) above. The amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available.

The adjustment for the amortization of the identifiable intangible assets acquired for the nine months ended September 30, 2025, is as follows:

	For the nine months ended September 30, 2025
(in thousands)	CCCI	Constellation	Other Portfolio Companies	Total
Amortization on fair value of Intangible assets:
Customer relationships	$2,601	$67	$1,266	$3,934
Customer backlog	2,131	-	-	2,131
Trademarks and domain names	1,670	147	1,004	2,821
Partner relationships	-	-	1,197	1,197
Software	-	2,621	394	3,015
Acquired technology	-	-	7,465	7,465
Total	$6,402	$2,835	$11,326	$20,563
Less: Historical amortization of intangible assets	-	-	62	62
Total additional amortization expense	$6,402	$2,835	$11,264	$20,501

The adjustment for the amortization of the identifiable intangible assets acquired for the year ended December 31, 2024, is as follows:

	For the year ended December 31, 2024
(in thousands)	CCCI	Constellation	Other Portfolio Companies	Total
Amortization on fair value of Intangible assets:
Customer relationships	$3,468	$89	$1,688	$5,245
Customer backlog	2,841	-	-	2,841
Trademarks and domain names	2,226	196	1,338	3,760
Partner relationships	-	-	1,596	1,596
Software	-	3,495	524	4,019
Acquired technology	-	-	9,953	9,953
Total	$8,535	$3,780	$15,099	$27,414
Less: Historical amortization of intangible assets	-	-	82	82
Total additional amortization expense	$8,535	$3,780	$15,017	$27,332

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(b)	Represents the adjustment to record elimination of historical depreciation expense and recognition of revised depreciation expense related to the property and equipment acquired based on the estimated fair value and the associated estimated useful life as of September 30, 2025. The depreciation of property and equipment is based on the estimated remaining useful lives of the assets as discussed in Note 5(b) above. The depreciation is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available.

The adjustment to depreciation expense for the nine months ended September 30, 2025, is as follows:

	For the nine months ended September 30, 2025
(in thousands)	CCCI	Constellation	Other Portfolio Companies	Total
Depreciation on fair value of Property and equipment	$2,648	$16	$6	$2,670
Less: Historical depreciation of Property and equipment	1,954	12	-	1,966
Total additional depreciation expense	$694	$4	$6	$704
Allocated to FSLI:
Cost of sales	$658	$-	$-	$658
Selling, general, and administrative expenses	36	4	6	46

The adjustment to depreciation expense for the year ended December 31, 2024, is as follows:

	For the year ended December 31, 2024
(in thousands)	CCCI	Constellation	Other Portfolio Companies	Total
Depreciation on fair value of Property and equipment	$3,530	$21	$8	$3,559
Less: Historical depreciation of Property and equipment	2,760	18	6	2,784
Total additional depreciation expense	$770	$3	$2	$775
Allocated to FSLI:
Cost of sales	$724	$-	$-	$724
Selling, general, and administrative expenses	46	3	2	51

(c)	Reflects adjustment for the elimination of net income attributable to non-controlling interest holders of MediGuide and Vanguard for the for the nine months ended September 30, 2025 and for the year ended December 31, 2024. All equity held by non-controlling interests will be acquired by AIAI Corporation on connection with the Acquisitions.

Other Transaction Accounting Adjustments

(d)	Represents an adjustment to record amortization expense on the IP License intangible obtained from M42. The amortization expense is calculated based on the fair value of consideration transferred in exchange for the IP License and an estimated economic life of 5 years . The amortization expense of $97.9 million and $130.6 million for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively, is inclusive of an increase in cost basis of the intangible asset resulting from the recognition of deferred income tax liabilities as described in Note 5(p)

(e)	Represents an adjustment to recognize share-based compensation expense over the vesting period related to Class A restricted stock that will be issued by AIAI to certain officers upon effectiveness of our direct public listing. Awards issued to officers at the Closing Date will have an estimated fair value of $17 million, with one-third vesting at the Closing Date and two thirds vesting over two years following the completion of the direct listing of our Class A common stock.

(f)	Reflects incremental cash compensation expense payable to officers and directors of AIAI based upon employments agreements and our outside director compensation policy, respectively. Compensation arrangements will be effective upon completion of the direct listing of our equity. Incremental cash compensation for officers and directors of AIAI is estimated to be $2.8 million and $3.7 million for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

(g)	Represents share-based compensation expense related to issuance of an initial award of AIAI Class A restricted stock that will be issued to outside directors conditioned upon effectiveness of our direct public listing, with a vesting period of three years. Estimated compensation expense is $0.3 million for the nine months ended September 30, 2025 and $0.4 million for the year ended December 31, 2024. Additionally reflects share-based compensation expense related to issuance of an annual awards of Class A restricted stock with a one year vesting term commencing upon the first anniversary of the Closing Date, with estimated compensation expense of $0.9 million for nine months ended September 30, 2025.

(h)	Reflects AIAI’s estimated transaction costs of $21.2 million to be incurred through the effective date of the direct listing our Class A common stock. Transaction costs consist of advisory, legal, accounting and auditing fees and other professional fees, that have not been recognized and accrued in the historical financial statements of AIAI or the Portfolio Companies as of September 30, 2025. This is a non-recurring item.

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(i)	Reflects an annual service fee payable to M42 equal to 3% of AIAI’s total revenues in exchange for updates to the AI platform and related AI implementation services under the AI Service Agreement with M42. The estimated fee payable is $6.2 million and $7 million for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

(j)	Reflects removal of the Portfolio Companies’ income tax provisions and recording of an AIAI corporate income tax provision based upon the unaudited pro forma combined statements of operations of AIAI as if all Portfolio Companies were taxed as a corporation with an estimated effective tax rate of 27%. Additionally, reflects tax effects of fair value adjustments arising from purchase accounting for the Acquisitions at a blended statutory tax rate of 22% for the nine months ended September 30, 2025, and for the year ended December 31, 2024, The blended statutory tax rate used for the unaudited pro forma condensed combined financial statements will likely vary from the actual effective tax rates in periods as of and subsequent to the completion of the Transactions.

(k)	Reflects estimated income tax effect of the other transaction accounting adjustments, presented as if the Transactions had occurred on January 1, 2024. A blended tax rate of approximately 22% has been assumed for the nine months ended September 30, 2025, and for the year ended December 31, 2024, for all pro forma adjustments. The blended statutory tax rate is not necessarily indicative of the effective tax rate following the Acquisitions, which could be significantly different depending on post-acquisition activities, including cash needs and the geographical mix of income.

(l)	Represents an adjustment to record lease expense for the nine months ended September 30, 2025, and for the year ended December 31, 2024, pursuant to an operating lease of office space from M42 which is to be entered upon the completion of the direct public listing of our Class A common stock. [As of the date of this Prospectus, the lease terms have not yet been established.]

Note 7. Loss per share

The following table sets forth the computation of pro forma basic and diluted loss per share for the year for the nine months ended September 30, 2025 and for the year ended December 31, 2024. As Class B common stock are not participating securities, the computation of loss per share has been presented based upon the estimated weighted average of Class A common stock outstanding during each fiscal period.

	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Numerator:
Pro forma net loss attributable to AIAI common shareholders	$(100,294)	$(152,256)
Denominator:
Shares of AIAI Class A common stock to be issued in exchange for CCCI equity	16,126,713	16,126,713
Shares of AIAI Class A common stock to be issued in exchange for Constellation equity	8,511,000	8,511,000
Shares of AIAI Class A common stock to be issued in exchange for MediGuide equity	2,448,950	2,000,000
Shares of AIAI Class A common stock to be issued in exchange for Vanguard equity	600,000	600,000
Shares of AIAI Class A common stock to be issued in exchange for AIR equity	2,500,000	2,500,000
Shares of AIAI Class A common stock to be issued in exchange for Bond Street equity	500,000	500,000
Shares of AIAI Class A common stock to be issued in exchange for IP License	25,135,000	25,135,000
Shares of AIAI Class A common stock to be issued in exchange for Investment in M42 Blocker Corp	16,300,000	16,300,000
Shares of AIAI Class A common stock to be issued pursuant to equity awards to officers and directors	566,667	283,333
Shares of AIAI Class A common stock to be issued in exchange for transaction advisory services	850,133	850,133
Pro Forma weighted average shares (basic and diluted):	73,538,463	72,806,179
Pro forma net loss per share attributable to AIAI Class A common Stock:
Basic and diluted	$(1.36)	$(2.09)

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our capitalization, as of September 30, 2025, as follows:

● on an actual basis and

● on a pro forma basis, giving effect to (i) the acquisition of the Portfolio Companies and the issuance of an aggregate of 30.2 million shares of our Class A common stock with respect thereto; (ii) the issuance of an aggregate of 16.3 million shares of our Class A common stock to M42 Blocker Corporation in exchange for $326 million in non-voting preferred stock of M42 Blocker Corporation; (iii) the issuance of 25.1 million shares of our Class A common stock to M42 as consideration for the License Agreement (see “Business—License Agreement”); (iv) the issuance of an aggregate of 1.1 million shares of our Class A common stock to officers and providers of transaction advisory services; (v) the issuance of 7.3 million shares of our Class B Common Stock to our Founder, John P. Rochon; and (v) the issuance of $15 million shares of our convertible preferred stock to third-party investors pursuant to a private placement effective as of the date of this prospectus.

You should read this table together with the financial statements and the accompanying notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that is included elsewhere in this prospectus.

	As of September 30, 2025
	(Dollars in thousands, except shares amounts)
	CCCI (Predecessor) Actual	AIAI Holdings Corporation Pro Forma
Cash and cash equivalents	$873	$16,981
Indebtedness
Short-term debt	$-	$4,080
Finance lease liabilities (including current portion)	5,248	5,293
Long-term debt (including current portion), net of debt issuance costs	9,339	11,562
Total debt	14,587	20,935

Shareholders’ deficit
Partners’ capital	$17,527	$-
Class A common stock of AIAI Holdings Corporation, $0.001 par value per share, no shares authorized, issued or outstanding at September 30, 2025, on an actual basis; [●] shares authorized, 72.80 million shares issued and outstanding on a pro forma basis	-	73
Class B common stock of AIAI Holdings Corporation, $0.001 par value per share, no shares authorized, issued or outstanding at September 30, 2025, on an actual basis; [●] shares authorized, 7.28 million shares issued and outstanding on a pro forma basis	-	7
Convertible preferred stock	-	15,000
Additional paid-in capital	-	1,357,829
Accumulated deficit	-	(26,816)
Total stockholders’ deficit	17,527	1,346,093
Total capitalization	$32,114	$1,367,028

The pro forma information discussed above is illustrative only and will be adjusted based upon actual listing price of our Class A common stock. Pro forma shares of Class A common stock issued and outstanding have been estimated are based upon an assumed [$20] per share direct listing price. The actual listing price may differ materially from the assumptions used in this table.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of each of the registrant, AIAI Holdings Corporation, the registrant’s “predecessor company”, C.C. Carlton Industries, Ltd., and the largest remaining Portfolio Company, Constellation Network, Inc., together with their financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding future performance, liquidity, and capital resources that involve risks, uncertainties, and assumptions that could cause actual results to differ materially from our expectations. The actual results may differ materially from those contained in or implied by any such forward-looking statements. Factors that could cause such differences include those identified below and those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. We assume no obligation to update any of these-forward looking statements.

AIAI HOLDINGS CORPORATION

Overview

AIAI Holdings Corporation (“AIAI”) operates through a unique business model that applies its licensed AI technology to strategic acquired portfolio companies. Our business generates revenue through products and services distributed by our subsidiary Portfolio Companies—the operating companies we acquire and enhance through AI implementation.

Our anticipated accelerated timeline of four to six months for the implementation of our AI technology, compared to our perceived industry standard of 24-36 months, represents a significant competitive advantage and drives our financial performance. This accelerated time frame for the implementation of our AI should enable faster revenue recognition from technology services while allowing more rapid realization of operational improvements in acquired companies.

Key Factors Affecting Our Performance

Implementation Efficiency

Our financial performance depends significantly on maintaining our accelerated implementation timeline. Any extension of this timeline could increase implementation costs, delay the realization of expected cost savings, and reduce revenue growth at our portfolio companies expected to be achieved through utilization of our licensed AI, and potentially impact customer satisfaction at our portfolio companies. Our ability to maintain AI implementation efficiency while scaling operations across multiple sectors and geographies directly impacts our profitability and growth potential.

Acquisition Performance

The success of our acquisition strategy materially affects our financial results. Key factors include our ability to:

●	Identify suitable acquisition targets at appropriate valuations
●	Complete effective due diligence under time constraints
●	Successfully integrate acquired companies
●	Implement our AI solutions within acquired operations
●	Achieve projected operational improvements
●	Maintain consistent implementation timelines across acquisitions

Market Conditions

Our performance is influenced by general economic conditions, technology spending trends, and sector-specific factors across our target industries. Economic downturns could impact both technology services revenue and acquisition opportunities. Market conditions also affect our ability to maintain our targeted dividend policy and achieve desired returns on acquisitions.

Results of Operations

Period from July 19, 2024 (inception) through December 31, 2024

AIAI was formed on July 19, 2024 and did not conduct any operations or incur expenses during the period from formation through December 31, 2024. Accordingly, there are no comparative financial results or operational activities to report for that period.

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Nine months ended September 30, 2025 and period from July 19, 2024 (inception) through September 30, 2024

The following table sets forth, for the periods indicated, certain statements of comprehensive loss data:

	Nine months ended September 30, 2025	Period from July 19, 2024 (inception) through September 30, 2024
Revenue
Products	$—	$—
Services	—	—
Total revenue	—	—
Cost of sales	—	—
Gross profit	—	—
Transaction advisory costs	1,452	—
Operating Income	(1,452)	—
Other income (expense), net	—	—
Loss before income taxes	(1,452)	—
Provision for income tax	—	—
Net loss	$(1,452)	$—

For the nine months ended September 30, 2025, AIAI did not conduct any substantive business operations other than incurring expenses incidental to the direct listing process, as further discussed below. As a result, there was no revenue-generating activity or operational performance to report for the period.

As discussed above, AIAI did not conduct any operations or incur expenses during 2024, and accordingly, there are no operational activities or financial results to report for the period from July 19, 2024 (inception) through September 30, 2024.

Operating Expenses

Transaction advisory costs

Transaction advisory costs increased $1.5 million or 100.0%, from zero in the period ended September 30, 2024 to $1.5 million in the nine months ended September 30, 2025. This increase was due to transaction costs incurred in connection with the evaluation and execution of strategic initiatives related to identification of portfolio companies and completion of the direct listing of our common stock including legal, accounting, and advisory services.

Provision for income taxes

The Company has net operating loss carryforward deferred tax assets of $0.3 million related to pre-tax losses incurred during the nine months ended September 30, 2025. A full valuation allowance has been recorded on the operating loss carryforward deferred tax asset as of September 30, 2025.

Liquidity and Capital Resources

Overview

Prior to the completion of the direct listing of our common stock and the contemporaneous closing of the acquisition transactions for our Portfolio Companies, our liquidity needs primarily consist of working capital requirements associated transaction advisory costs incurred in connection with the direct listing of our common shares. Our principal sources of liquidity are funded through capital contributions provided by our Founder or affiliated entities under common control of our Founder. As of September 30, 2025 and December 31, 2024, we did not have cash or financial assets of our own, nor did we have any indebtedness. During these periods, we did not conduct any substantive business operations, and all liquidity needs were met exclusively through capital contributions by our Founder and our affiliates who made payments to service providers on our behalf.

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Following completion of the direct listing of our common stock and the contemporaneous closing of the acquisition transactions for our Portfolio Companies our liquidity needs will primarily consist of working capital requirements for the operations of our Portfolio Companies as well as incremental general and administrative costs associated with operating as a public company, acquisition funding, capital expenditures, research and development investments, and dividend payments to our stockholders. Our principal sources of liquidity will be cash generated from operations, available cash and cash equivalents, borrowings under one or more credit facilities, and access to capital markets, including the private placement of equity securities.

 Contractual Obligations

As of the date of this Prospectus, our contractual obligations, the effectiveness of which are substantially all contingent up on the successful completion of the direct listing of our common stock on a U.S. stock exchange and acquisition of our Portfolio Companies, consisted primarily of:

●	Earnout obligations related to acquisition of the Portfolio Companies
●	Employment agreements with key personnel
●	Technology license agreement with M42
●	Contingent fees due to providers of legal and capital markets advisory services incurred in connection with the direct listing of our common shares
●	Operating lease commitments for office facilities

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

Business Combinations

Our acquisition strategy requires significant judgments in allocating purchase price to acquired assets and liabilities, including identifying and valuing intangible assets. We must also estimate the future performance of acquired companies and the expected synergies from implementing our AI solutions, which affects the valuation of acquired businesses and potential earnout obligations.

We account for business combinations in accordance with Accounting Standard Codification (“ASC”) Topic 805, which requires the identification of the acquirer, determination of the acquisition date, and recognition and measurement of the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The purchase price is allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. Significant judgment is required in identifying and valuing intangible assets, estimating future performance of acquired entities, and assessing expected synergies. Any excess of the purchase price over the fair value of net assets acquired is recognized as goodwill.

Off-Balance Sheet Arrangements

As of September 30, 2025 and December 31, 2024, we did not have any relationships with unconsolidated entities or financial partnerships designed to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Prior to the closing of the acquisitions of our Portfolio Companies we have no cash and cash equivalents or debt obligations and therefore no interest rate risk. Following the acquisition of our Portfolio Companies, sources of interest rate risk will primarily include acquired debt obligations of our Portfolio Companies and any future debt obligations. Changes in interest rates affect the returns we can earn on our cash and cash equivalents and the cost of any future debt financing for acquisitions or operations.

Effects of Inflation and Tariffs

While inflationary cost increases can affect our income from operations’ margin, we believe that inflation generally has not had a material adverse effect on our results of operations. Other than the potential for increased inflation as a result of new tariffs and retaliatory actions by other countries, inflationary cost increases are not expected to have a material adverse effect on our results of operations

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	Reduced disclosure about our executive compensation arrangements
●	Exemption from the requirements to hold non-binding advisory votes on executive compensation
●	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting
●	Extended transition periods for complying with new or revised accounting standards

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We will remain an emerging growth company until the earliest of the end of the fiscal year in which we have more than $1.235 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period.

C.C. CARLTON INDUSTRIES, LTD.

Overview

Founded in 1993, CCCI is a well-established civil construction company based in Texas, specializing in delivering full-scope civil construction, project management, and estimating services. With over 30 years of experience serving Texas, we have focused on civil construction services and established a strong reputation for excellence in the construction industry. Our services include clearing, site preparation, excavation, wet utility installation, dry utility installation, lift and pump stations, water treatment plants, concrete structures, streets and parking lots. Additionally, our landscaping division offers irrigation, revegetation, aquatic plantings, and custom wall construction. Backed by our deep industry expertise and proven estimating processes, we have designed and managed a diverse range of projects, such as single-family subdivisions, multi-family subdivisions, apartments, commercial sites, hospitals, medical office buildings, industrial sites, schools, and municipal projects.

CCCI is dedicated to fostering long-term relationships with our clients, driven by our commitment to transparency, ethical practices, and adherence to the highest standards of quality. Our team of experienced professionals works collaboratively to deliver innovative solutions tailored to meet the unique needs of each project, ensuring customer satisfaction and project success. As we continue to grow and adapt to the evolving construction landscape, CCCI remains committed to enhancing our capabilities and expanding our service offerings, positioning ourselves as a leader in the civil construction sector in Central Texas.

We expect the strong demand for our services will continue, driven by (i) population growth in Texas resulting in public and private development, (ii) state and local government funding, and (iii) the need to repair and upgrade infrastructures. We are prequalified to perform Texas Department of Transportation work, which gives us enhanced credibility and competitive advantage in a region where public infrastructure is expanding rapidly. As of September 30, 2025 and December 31, 2024, our remaining performance obligation backlog was $125.7 million and $131.9 million, respectively.

See “Business” section included elsewhere in this prospectus for a more detailed description of our business.

Revenue Model

CCCI primarily derives revenue from fixed-price contracts in the civil construction sector with a focus on construction of site utilities, roads, bridges, and concrete structures in Texas. We specialize in providing full-scope civil construction, project management, and estimating services, including but not limited to wet and dry utility installation, paving and concrete structures, site clearing and grading, lift and pump stations, and treatment plants. Additionally, we offer landscaping services including irrigation, revegetation, aquatic plantings, tree replacement, and decorative wall construction. This diverse expertise is essential for executing a variety of projects, including single-family subdivisions, multi-family subdivisions, commercial sites, hospitals, medical office buildings, industrial sites, schools, and municipal projects with efficiency and scalability.

We recognize revenue over time as work is completed, typically using an input measure such as costs incurred to date relative to total estimated costs at completion to measure progress. Costs that do not depict progress toward satisfaction of the performance obligation are included in contract costs but may not result in revenue being recognized, such as significant re-work.

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Trends and Key Factors Affecting Performance

We believe our future performance will be influenced by a number of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

Weather Natural Disasters and Emergencies

The performance of our operation in a given period can be impacted by adverse weather conditions, severe weather events, natural disasters or other emergencies, which include, among other things, heavy or prolonged snowfall, icing, or rainfall, hurricanes, tropical storms, tornadoes, floods, extreme temperatures, wildfires, and pandemics. These conditions and events can negatively impact our financial results due to, among other things, the termination, deferral or delay of projects, reduced productivity and exposure to significant liabilities. See “Risk Factors.”

Seasonality

Our operations are typically affected more by weather conditions during the first and fourth quarters of our fiscal year, because cold, snowy or wet conditions can create challenging working environments that are more costly for our customers or cause delays on projects. This may alter our construction schedules and can create variability in our revenues, profitability and the required number of employees. Second and third quarter revenues are typically the highest of the year, as a greater number of projects are underway and operating conditions, including weather, are normally more accommodating.

Our Ability to Obtain New Projects

We bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to enter promising new markets. The potential customers often conduct rigorous competitive processes for awarding contracts. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. See “Risk Factors.”

Our Ability to Obtain Approval of Change Orders and Successfully Pursue Claims

We are subject to variation in scope and cost of projects from our original projections. In certain circumstances, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. Our experience has often been that customers have been willing to negotiate equitable adjustments to the contract compensation or completion time provisions if unexpected circumstances arise. However, this process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. See “Risk Factors.”

Our Ability to Estimate and Control Construction Costs

Our costs primarily consist of payroll, equipment, materials, and other project related expenses. Our contracts are typically fixed price, and if we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract due to higher than estimated costs. Additionally, our costs and profitability can be adversely affected by factors such as inflation, tariffs, supply chain and other operational inefficiencies. Our future growth also depends on our ability to accurately estimate and control construction costs, a major part of which consists of implementing AIAI’s Artificial Intelligence in our estimating and operational processes going forward. Also, our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We strive to minimize exposure to labor and material price increases in our project bids and the manner in which we execute our work. In our fixed price contracts, we attempt to insulate ourselves from the unfavorable effects of inflation, when possible, by incorporating escalating wage and price assumptions into our construction cost estimates, by obtaining firm fixed price quotes from major subcontractors and material suppliers, by securing purchase commitments for materials early in the project schedule and by including contingency for these risks in our bid price. Construction and other materials used in our construction activities are generally available locally from multiple sources. See “Risk Factors.”

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An Inability to Obtain Bonding Could Have a Negative Impact on Our Operations and Results

We are often required to provide surety bonds securing our performance under our contracts. Our ability to obtain surety bonds primarily depends on our working capital, past performance, capitalization, credit rating, management expertise, overall capacity of the surety market and other factors. If we are unable to obtain reasonably priced surety bonds in the future, it could significantly affect our ability to be awarded new contracts and could, consequently, have a material adverse effect on our business, results of operations and financial condition.

Key Performance Indicators and Non-GAAP Measures

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. In assessing the performance of our business, net income is the primary measure that management uses to assess performance. In addition to net income, we also consider a variety of other key performance measures, including non-GAAP measures. The key performance measures used by management for determining how our business is performing are total revenue, income from operations, net income, gross profit, gross margin, and adjusted EBITDA, which is a non-GAAP measure.

We believe that these key financial measures provide useful information to users of our financial statements in understanding and evaluating our results of operations in the same manner as our management team. The presentation of these key performance measures, including Adjusted EBITDA, which is a non-GAAP financial measure, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. See “Non-GAAP Measures” below.

The following table sets forth our key performance measures for the periods indicated below:

	Nine Months Ended
(in thousands)	September 30, 2025	September 30, 2024
Total revenue	$192,359	$160,157
Gross profit	24,545	24,963
Gross margin	12.8%	15.6%
Income from operations	7,120	8,615
Net income	6,593	7,519
Adjusted EBITDA	$11,067	$12,086

	Fiscal Year Ended
(in thousands)	December 31, 2024	December 31, 2023
Total revenue	$208,724	$180,400
Gross profit	32,616	22,569
Gross margin	15.6%	12.5%
Income from operations	12,948	12,926
Net income	11,310	11,859
Adjusted EBITDA	$17,728	$17,529

Adjusted EBITDA

Adjusted EBITDA is calculated as net income adjusted to exclude interest expense, income tax expense and depreciation and amortization, further adjusted to exclude share-based compensation, non-core costs related to strategic initiatives, and certain other non-recurring charges. We use Adjusted EBITDA to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. See “Non-GAAP Measures” below for a reconciliation of Adjusted EBITDA to net income.

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Components of Results of Operations

Revenues

We generate revenue by providing comprehensive civil construction, project management, and estimating services in Texas. Our contracts are typically fixed-price, and we generally recognize revenue over time as performance obligations are satisfied and control over promised goods or services are transferred to our customers, in accordance with Accounting Standard Codification (“ASC”) Topic 606. This method assesses the extent of progress based on the ratio of costs incurred to date against the total estimated costs to complete the performance obligation. Estimating total costs to complete requires us to make informed estimates regarding material costs and availability, labor costs and productivity, as well as overhead expenses.

Costs of contracts

Costs of Contracts consist of all direct and indirect costs on construction contracts, including raw materials, labor, equipment costs, and subcontractor costs. The cost of significant uninstalled materials, re-work, or scrap is generally excluded from the cost-to-cost measure of progress as it is not proportionate to the entity’s progress in satisfying the performance obligation. We expect our cost of contracts to increase in absolute dollars in future periods as we grow our business. As we execute additional cost-optimization initiatives, we expect our cost of contracts as a percentage of revenue to decrease over time.

General and administrative expenses

General and administrative expenses primarily consist of costs for estimating and bidding, business development, and costs related to our operational offices such as finance leases that are not allocated to direct contract costs and expenses related to our corporate functions. General and administrative expenses are expensed as incurred. We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with public company reporting obligations, and increased costs for investor relations and professional services. We expect that our general and administrative expenses will increase in future periods and vary from period to period as a percentage of revenue.

Depreciation and amortization

Depreciation and amortization include the depreciation of fixed assets, including construction equipment, transportation equipment, furniture and fixtures, office equipment, and leasehold improvements. Depreciation and amortization expense is included in the consolidated statements of income within cost of contracts and general and administrative expenses.

Interest expense

Interest expense primarily consists of the interest incurred on our lines of credit, finance leases, notes payable, and amortization of debt issuance costs, such as debt origination and commitment fees.

Provision for state taxes

Tax expenses primarily consist of the State of Texas franchise tax. CCCI’s primary operations are classified as a partnership for federal income tax purposes reportable by its members and are not subject to federal and certain state income taxes. Accordingly, we make no provision for federal and state income taxes in our consolidated financial statements except for certain state franchise, excise, and margin tax payable by the partnership entity. Following the completion of this offering, CCCI expects to be subject to taxation as a corporation.

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Results of Operations

Comparison of the nine months ended September 30, 2025 and September 30, 2024

The following table summarizes our consolidated results of operations for the nine months ended September 30, 2025 and September 30, 2024, and the changes between periods.

	For the Nine Months Ended
	September 30, 2025	September 30, 2024	$ Change	% Change
(in thousands)
Income
Revenue from contracts	$192,359	$160,157	$32,202	20.1%
Cost of contracts	167,814	135,194	32,620	24.1%
	24,545	24,963	(418)	(1.7)%
Operating Expenses
General and administrative expenses	17,200	16,247	953	5.9%
Loss (gain) on disposal of property and equipment	35	(21)	56	(266.7)%
Provision for state taxes	190	122	68	55.7%
Income from operations	7,120	8,615	(1,495)	(17.4)%
Other expense
Interest expense	(527)	(1,096)	569	(51.9)%
Net Income	$6,593	$7,519	$(926)	(12.3)%

Revenues

Revenue increased by $32.2 million in the nine months ended September 30, 2025, or 20.1%, to $192.4 million in the nine months ended September 30, 2025 from $160.2 million in the nine months ended September 30, 2024, primarily due to higher contract volumes, achieved through our strategy to expand contract volume by offering more competitive pricing.

Cost of contracts

Cost of contracts increased by $32.6 million in the nine months ended September 30, 2025, or 24.1%, to $167.8 million in the nine months ended September 30, 2025 from $135.2 million in the nine months ended September 30, 2024. Cost of contracts as a percentage of revenue has increased by 2.8%, from 84.4% in 2024 to 87.2% in 2025, due to increased costs of inputs, such as materials, labor, and subcontractor expenses that couldn’t be passed on to customers, as well as our more aggressive pricing strategy which contributed to revenue growth.

General and administrative expenses

G&A expenses increased by $1.0 million in the nine months ended September 30, 2025, or 5.9%, to $17.2 million in the nine months ended September 30, 2025 from $16.2 million in the nine months ended September 30, 2024, primarily due to higher advertising spend supporting the contract-winning strategy, professional fees related to public listing preparation, and increased insurance costs from fleet expansion. Additionally, the Company hired additional employees to support these initiatives.

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Interest expense

Interest expense decreased by $0.6 million in the nine months ended September 30, 2025, or 51.9%, to $0.5 million in the nine months ended September 30, 2025 from $1.1 million in the nine months ended September 30, 2024. Reduction in interest expense was driven by a shift in financing strategy away from lease financing toward notes payable, as well as timing of entering into newly issued notes during the 2025 fiscal period.

Comparison of fiscal year 2024 to fiscal year 2023

The following table summarizes our consolidated results of operations for the fiscal years ended December 31, 2024, and December 31, 2023, and the changes between periods.

	For the Fiscal Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
(in thousands)
Income
Revenue from contracts	$208,724	$180,400	$28,324	15.7%
Cost of contracts	176,108	157,831	18,277	11.6%
	32,616	22,569	10,047	44.5%
Operating Expenses
General and administrative expenses	19,553	8,794	10,759	122.3%
Gain on disposal of property and equipment	(7)	(155)	148	(95.5)%
Loss on lease modification	-	907	(907)	(100.0)%
Provision for state taxes	122	97	25	25.8%
Income from operations	12,948	12,926	22	0.2%
Other expense
Interest expense	(1,638)	(1,067)	(571)	53.5%
Net income	$11,310	$11,859	$(549)	(4.6)%

Revenues

Revenue increased by $28.3 million in fiscal year 2024, or 15.7%, to $208.7 million in fiscal year 2024 from $180.4 million in fiscal year 2023, primarily due to increases in contract prices and number of contracts signed during 2024. In 2024, project mix shifted towards more higher-value projects. Additionally, we were able to expand our customer base and successfully bid on more projects with new customers.

Cost of contracts

Cost of contracts increased by $18.3 million in fiscal year 2024, or 11.6%, to $176.1 million in fiscal year 2024 from $157.8 million in fiscal year 2023. Cost of contracts as a percentage of revenue has decreased by 3.1%, from 87.5% in 2023 to 84.4% in 2024, due to efficiency gained from increased use of subcontractors and the associated reduced equipment costs as they are assumed by subcontractors.

General and administrative expenses

G&A expenses increased by $10.8 million in fiscal year 2024, or 122.3%, to $19.6 million in fiscal year 2024 from $8.8 million in fiscal year 2023, primarily due to increases in payroll costs as the company expanded its administrative workforce to meet the anticipated increase in business operations in future periods.

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Gain on disposal of property and equipment

Gains on sale of assets decreased by $0.2 million in fiscal year 2024, or 95.5%, to less than $0.1 million in fiscal year 2024 from $0.2 million in fiscal year 2023, primarily due to an overall decrease in disposals during fiscal year 2024.

Loss on lease modification

Loss on lease modification decreased by $0.9 million in fiscal year 2024, or 100.0%, to $0.0 million in fiscal year 2024 from a $0.9 million loss in fiscal year 2023. The loss in fiscal year 2023 was primarily due to expiration of three finance leases on equipment for which CCCI elected not to exercise the purchase option at the end of the lease term, resulting in a loss upon derecognition of the remaining right of use asset.

Interest expense

Interest expense increased by $0.5 million in fiscal year 2024, or 53.5%, to $1.6 million in fiscal year 2024 from $1.1 million in fiscal year 2023. While year-over-year changes in our interest typically tracks our debt, the modest increase in interest expense relative to the increases in net debt is due to timing of draws and repayments under our revolving debt facility.

Provision for state taxes

Tax expense associated with the Texas franchise tax increased by less than $0.1 million in fiscal year 2024, or 25.8%, to $0.1 million in fiscal year 2024 from less than $0.1 million from fiscal year 2023, in line with the increase in gross margin for the fiscal year 2024.

Non-GAAP Measures

In addition to net income determined in accordance with U.S. GAAP, the Company uses Adjusted EBITDA, a non-GAAP measure, to evaluate its business, measure its performance and make strategic decisions. Adjusted EBITDA is calculated as net income adjusted to exclude interest expense, income tax expense and depreciation and amortization, further adjusted to exclude share-based compensation, non-core costs related to strategic initiatives, certain non-recurring public company costs, system implementation and enhancement costs and certain other non-recurring charges.

Management uses Adjusted EBITDA to assess the CCCI’s financial performance because it allows them to compare its operating performance on a consistent basis across periods by removing the effects of CCCI’s capital structure, asset base and other items that impact the comparability of financial results from period to period. CCCI presents Adjusted EBITDA because it believes it provides useful information regarding the factors and trends affecting its business in addition to measures calculated in accordance with U.S. GAAP.

Management believes that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing its financial performance and results of operations across reporting periods by excluding items it does not believe are indicative of its core operating performance. Net income is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. CCCI’s non-GAAP financial measure should not be considered as an alternative to the most directly comparable U.S. GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis.

In evaluating Adjusted EBITDA, you should be aware that in the future that the CCCI may incur expenses that are the same as or similar to some of the adjustments in such presentation. CCCI’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that the management will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of CCCI’s operating results as reported under U.S. GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

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The table below presents our Adjusted EBITDA, reconciled to our net income for the periods indicated:

	Nine Months Ended
(in thousands)	September 30, 2025	September 30, 2024
Net income	$6,593	$7,519
Adjusted for:
Depreciation and amortization	3,722	3,370
Interest expense	527	1,096
Provision for state taxes	190	122
Loss (gain) on disposal of property and equipment	35	(21)
Adjusted EBITDA	$11,067	$12,086

Adjusted EBITDA for the year ended September 30, 2025 was $11.1 million, a decrease of $1.0 million, or 8.3%, from $12.1 million for the year ended September 30, 2024. The primary driver of the decrease was an increase in general and administrative expenses related to expansion of our administrative workforce in anticipation of growth, partially offset by greater sales from increased contract volume.

	Year Ended
(in thousands)	December 31, 2024	December 31, 2023
Net income	$11,310	11,859
Adjusted for:
Depreciation and amortization	4,665	3,755
Interest expense	1,638	1,067
Provision for state taxes	122	97
Gain on disposal of property and equipment	(7)	(156)
Loss on lease modification	-	907
Adjusted EBITDA	$17,728	$17,529

Adjusted EBITDA for the year ended December 31, 2024 was $17.7 million, an increase of $0.2 million, or 1.1%, from $17.5 million for the year ended December 31, 2023. The primary driver of the increase was higher construction contract volumes achieved through our aggressive pricing strategy, partially offset by an increase in general and administrative expenses related to expansion of our administrative workforce.

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, investments, available borrowing capacity under our line of credit and cash generated from operations. We believe that our existing cash on hand and cash generated from operations and available capacity will be sufficient to meet our liquidity needs in the short term. Our ability to satisfy our long-term liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the civil construction industry, availability and cost of raw materials and other factors, many of which are beyond our control.

Cash provided by operating activities was $13.1 million for the nine months ended September 30, 2025 compared to $12.3 million for the nine months ended September 30, 2024. Cash used in investing activities was $3.2 million for the nine months ended September 30, 2025 compared to $5.7 million for the nine months ended September 30, 2024, as a result of a decrease in capital expenditures on machinery and equipment. Cash used in financing activities was $11.6 million for the nine months ended September 30, 2025 compared to $11.1 million for the nine months ended September 30, 2025, driven by greater paydowns on our line credit, partially offset by a lower volume of finance lease payments and reduced distributions to owners. As of September 30, 2025, we had $0.9 million cash on hand.

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Cash provided by operating activities was $13.9 million in fiscal year 2024 compared to $17.7 million in fiscal year 2023. Cash used in investing activities was $5.7 million in fiscal year 2024 and $2.1 million in fiscal year 2023, driven by an increase in capital expenditures. Cash used in financing activities was $10.5 million in fiscal year 2024 and $20.7 million in fiscal year 2023 driven by greater borrowing under our line of credit during 2024 to finance equipment purchases after having paid down outstanding principal on our line of credit during 2023. As of December 31, 2024, we had $2.5 million cash on hand.

As of September 30, 2025 and December 31, 2024, our working capital was in a deficit in which our current liabilities exceeded current assets by $2.5 million and $0.6 million, respectively. Due to the nature of our supplier and customer contracts as well as the timing of payments, we expect to continue to fluctuate between a surplus and deficit of net working capital. Additionally, as of September 30, 2025 and December 31, 2024, our current deferred revenue totaled $2.9 million and $4.8 million, respectively. This is primarily due to the timing and nature of our deferred revenue where advanced payments and billings in excess of revenues recognized are recorded as deferred revenue and recognized into revenue as CCCI satisfies the underlying performance obligation.

Lines of credit

We maintained a revolving credit note agreement (the “Revolving Credit Note”) with an interest rate of 1% plus Prime (Prime being the highest prime rate published in the Wall Street Journal or announced by the principle office of Citibank, N.A., J.P. Morgan Chase or Bank of America), but at no less than 7% per annum and no more than 14% per annum, and a maturity date of January 24, 2028. The effective interest rate was approximately 8.2% and 8.1% for the years ended December 31, 2024, and 2023, respectively.

As of September 30, 2025 the maximum availability was $9.4 million, and the principal balance outstanding was $0. As of December 31, 2024 and 2023, the maximum availability was $12.4 million and $5.3 million, and the principal balance outstanding was $8.7 million and $5.2 million, respectively. As of September 30, 2025 and December 31, 2024 and 2023, there were no debt covenant violations.

We also maintain an $8 million revolving line of credit (the “Revolving Credit Line”) which bears interest at the Wall Street Journal’s prime rate plus 0.50% and has a maturity date of December 26, 2026. As of September 30, 2025, the principal balance outstanding was $5.0 million with $3.0 million available to borrow. As of December 31, 2024 and 2023, the principal balance outstanding was $0 and $0, with $8.0 million and $8.0 million available to borrow, respectively. As of September 30, 2025 and December 31, 2024 and 2023, there were no debt covenant violations.

Notes payable

As of September 30, 2025, CCCI also has outstanding notes payable totaling $4.9 million with maturity dates ranging from October 2027 through June 2029. As of December 31, 2024 and 2023, outstanding notes payable totaled $1.1 million and $0.9 million, respectively. These notes were primarily issued to equipment suppliers and are secured by machinery and equipment. The notes carry interest rates between 0.0% to 8.5% with monthly installment payments. CCCI continues to monitor and manage its equipment financing obligations.

Cash Flows

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

(in thousands)	Nine Months Ended
	September 30, 2025	September 30, 2024
Net cash provided by operating activities	$13,112	$12,268
Net cash used in investing activities	(3,233)	(5,726)
Net cash used in financing activities	(11,551)	(11,148)
Net decrease in cash and cash equivalents	$(1,672)	$(4,606)

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Operating Activities

Net cash provided by operating activities in the nine months ended September 30, 2025 increased by $0.8 million compared to the nine months ended September 30, 2024, primarily due to a $1.3 million favorable change in operating assets and liabilities and a $0.4 million favorable change in non-cash expenses, partially offset by a $0.9 million unfavorable change in net income.

Net income was unfavorable by $0.9 million as we generated net income of $6.6 million in the nine months ended September 30, 2025 as compared to net income of $7.5 million in the nine months ended September 30, 2024. The reasons for the decrease in net income are set forth under “—Results of operations.”

The change in operating assets and liabilities during the nine months ended September 30, 2025 resulted in a $1.3 million increase in cash as compared to the change in operating assets and liabilities during the nine months ended September 30, 2024. This change was driven by timing differences related to collections on construction contract receivables and raw material purchases and vendor payments on construction contracts.

Investing Activities

Net cash used in investing activities decreased by $2.5 million in the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024. The decrease in net cash used in investing activities was principally the result of a $2.9 million decrease in capital expenditures for machinery and equipment.

Financing Activities

Net cash used by financing activities increased by $0.4 million in the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024. The variance was primarily driven by greater paydowns of principal on our line credit, partially offset by a lower volume of finance lease payments and reduced distributions to owners in the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024.

We believe that our existing cash on hand and cash generated from operations and available capacity will be sufficient to meet our liquidity needs in the short term. Our ability to satisfy our long-term liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the construction industry, availability and cost of raw materials and other factors, many of which are beyond our control.

(in thousands)	Year Ended
	December 31, 2024	December 30, 2023
Net cash provided by operating activities	$13,905	$17,661
Net cash used in investing activities	(5,684)	(2,115)
Net cash used in financing activities	(10,521)	(20,678)
Net increase in cash and cash equivalents	$(2,300)	$(5,132)

Operating Activities

Net cash provided by operating activities in 2024 decreased by $3.8 million compared to 2023, primarily due to a $3.3 million unfavorable change in operating assets and liabilities, a $0.6 million unfavorable change in net income, partially offset by a $0.1 million favorable change in non-cash expenses.

Net income was unfavorable by $0.6 million as we generated net income of $11.3 million in 2024 as compared to net income of $11.9 million in 2023. The reasons for the decrease in net income are set forth under “—Results of operations.”

The change in operating assets and liabilities during 2024 resulted in a $3.3 million decrease in cash as compared to the change in operating assets and liabilities during 2023. This change was driven by timing differences related to collections on construction contract receivables and raw material purchases and vendor payments on construction contracts.

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Investing Activities

Net cash used in investing activities increased by $3.6 million in 2024 as compared to 2023. The increase in net cash used in investing activities was principally the result of a $2.8 million increase in purchases of machinery and equipment in anticipation of increased contract volumes.

Financing Activities

Net cash used by financing activities decreased by $10.2 million in 2024 as compared to 2023. The variance was primarily due to increased draws under our M&T Revolver to finance equipment purchases in 2024 compared to 2023 which saw a pay down of principal amounts due under our line of credit.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of the financial statements in conformity with U.S. GAAP requires the use of certain judgments, estimates and assumptions that impact the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, as amounts of revenue and expenses during the period. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements.

On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. We review our financial reporting and disclosure practices and accounting policies periodically to confirm that they provide accurate and transparent information relative to the current economic and business environment. A summary of our significant accounting policies is included in Note A – Summary of Significant Accounting Policies to our audited consolidated financial statements included elsewhere in this prospectus.

We believe that our critical accounting policies and estimates are:

Revenue recognition

Our accounting policies establish principles for recognizing revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related ASUs. The majority of our contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct. However, occasionally we have contracts with multiple performance obligations.

For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation using the observable stand-alone selling price, if available, or alternatively the best estimate of the stand-alone selling price of each distinct performance obligation in the contract. The primary method used to estimate stand-alone selling price is the expected cost plus a margin approach for each performance obligation.

Revenue related to contracts with customers is recognized over time as work is completed due to the continuous transfer of control to the customer, typically using an input measure such as costs incurred to date relative to total estimated costs at completion to measure progress. Costs that do not depict progress toward satisfaction of the performance obligation are included in contract costs but may not result in revenue being recognized, such as significant re-work.

Revenue from contracts with customers is measured based on consideration specified in a contract with a customer, and excludes any amount collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue producing transaction, that are collected by us from a customer, are excluded from revenue.

Costs of revenues earned include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. The cost of significant uninstalled materials, re-work, or scrap is generally excluded from the cost-to-cost measure of progress as it is not proportionate to the entity’s progress in satisfying the performance obligation.

Costs to fulfill a contract, including mobilization costs, prior to substantive work beginning are capitalized as incurred and amortized over the expected duration of the contract. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

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Contract Estimates Including Claims, Unapproved Change Orders and Variable Consideration

We account for long-term contracts through the use of various techniques to estimate total transaction price, total estimated costs at completion, and progress toward satisfaction of performance obligations which are used to recognize revenue earned. Unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. Total estimated costs at completion can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion and push the timing and amount of revenue recognition.

To the extent that original cost estimates are modified, estimated costs to complete the increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of CCCI’s contracts gives rise to several types of variable consideration that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which CCCI has an enforceable right to compensation or obligation for a reduction, which can result in increases or decreases to a contract’s transaction price. The effect of a change in variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis.

Contract modifications can result in contract specifications or requirements that either create new or changes existing enforceable rights and obligations of the parties to the contract. CCCI considers unapproved change orders to be contract modifications for which customers have agreed to changes in the scope of the contract but have not agreed to the price.

Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as a part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

Contract assets and contract liabilities

We bill customers on long-term construction contracts depending upon agreed-upon contractual terms, which may include milestone billings based on the completion of certain phases of the work, or when services are provided. When as a result of contingencies, billings cannot occur until after the related revenue has been recognized, the result is unbilled revenue, which is included in contract assets. Additionally, CCCI may receive advances or deposits from customers before revenue is recognized, resulting in deferred revenue, which is included in contract liabilities.

Retainage for which CCCI has an unconditional right to payment that is only subject to the passage of time are classified as contracts receivable. Retainage subject to conditions other than the passage of time does not meet the definition of a receivable and are therefore included in contract assets and contract liabilities, as determined on a contract-by-contract basis.

Contract assets represent revenues recognized in excess of amounts paid or payable (contract receivables) to CCCI on uncompleted contracts. Contract liabilities represent CCCI’s obligation to perform on uncompleted contracts with customers for which CCCI has received payment or for which contract receivables are outstanding.

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Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of our business, we are exposed to market risks, including interest rate risk and effects of inflation. We currently do not enter into derivatives or other financial instruments for trading or speculative purposes. We only have operations in the U.S. and do not have material foreign currency exposure.

Interest Rate Risk

We are primarily exposed to interest rate risk through the Revolving Credit Note and Revolving Credit Line. As of September 30, 2025, we had $5.0 million of aggregate principal amount outstanding under the Revolving Credit Line, which at the Wall Street Journal’s prime rate plus 0.50%, and we had no outstanding balance under the Revolving Credit Note, which bears interest at 1% plus Prime (Prime being the highest prime rate published in the Wall Street Journal or announced by the principle office of Citibank, N.A., J.P. Morgan Chase or Bank of America), but at no less than 7% per annum and no more than 14% per annum.

As of December 31, 2024 and 2023, we had $8.7 million and $5.2 million, respectively, of aggregate principal amount outstanding under the Revolving Credit Note. As of December 31, 2024 and 2023, we had no outstanding balance under the Revolving Credit Line.

We do not currently intend to hedge our exposure to interest rate risk. The impact of a 1% increase in interest rates on our outstanding debt as of September 30, 2025 would result in an annual increase in interest expense of approximately $0.1 million.

We are exposed to market risk for changes in interest rates applicable to our cash and cash equivalents and debt. We have cash and cash equivalents totaling $0.9 million as of September 30, 2025. We had cash and cash equivalents totaling $2.5 million and $4.8 million as of December 31, 2024 and 2023, respectively. Our cash and cash equivalents were invested in demand deposit accounts.

Effects of Inflation and Tariffs

While inflationary cost increases can affect the profitability of our construction contracts, we believe that inflation generally has not had a material adverse effect on our results of operations as we have been successful in passing on higher labor and raw material cost to customers. CCCI operates in or provides services to capital-intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to CCCI and its customers, such as cement and steel, among other things. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect CCCI’s business, financial condition and results of operations. Other than the potential for increased inflation as a result of new tariffs and retaliatory actions by other countries, inflationary cost increases are not expected to have a material adverse effect on our results of operations.

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CONSTELLATION NETWORK, INC.

Overview

Since its founding in 2017, Constellation Network, Inc. (“Constellation”) has established credibility across both public and private sectors through the development and validation of its Hypergraph network technology. Constellation has successfully delivered secure, scalable, and verifiable decentralized infrastructure to the U.S. Department of Defense, completing one of the first government contracts to demonstrate applied decentralized infrastructure for data assurance. These achievements underscore Constellation’s ability to bridge cutting-edge blockchain innovation with mission-critical enterprise and government use cases.

Business and Technology Overview

Constellation operates as a multi-layer organization developing applications, software, and hardware that leverage its native decentralized network, the Hypergraph blockchain. Hypergraph is designed for compatibility with existing digital workflows, providing a flexible foundation for modern, data-driven systems.

Through Constellation OS (“Constellation Open Source”), Constellation provides developer tools, APIs, and software components that integrate open-source technologies with the Hypergraph to modernize enterprise systems. These tools enable developers to issue digital assets, create decentralized application-specific networks, integrate digital wallets, and verify custom data streams. Hypergraph’s microservice-based architecture supports a wide range of business logic and data use cases, offering scalability and interoperability beyond traditional linear blockchains.

Digital Evidence Platform

Constellation’s Digital Evidence platform is a proprietary solution designed to bring verifiable data integrity to the big data sector. Built on the Constellation Open Source framework, Digital Evidence combines Constellation’s decentralized network technology with enterprise-grade tools for data verification, auditability, and automation.

Unlike conventional data assurance systems, Digital Evidence provides a multi-tenant, scalable framework that enables organizations to verify and exchange data with cryptographic certainty. The platform addresses the growing demand for trusted, audit-ready data exchange across high-security and data-intensive industries, including mobility, Internet of Things (IoT), real-world assets, communications, artificial intelligence, healthcare, and finance.

As concerns over data privacy, cybersecurity, and the reliability of centralized systems continue to rise, Constellation’s proprietary approach delivers decentralized, cryptographically secured, and scalable data solutions that modernize and transform enterprise and government data infrastructures with verifiable automation.

Strategic Position and Outlook

Constellation’s core technology and ecosystem development strategy position us to capitalize on the increasing demand for secure, interoperable, and verifiable data systems. Constellation continues to develop commercial partnerships and integrations that extend its Hypergraph technology into real-world, revenue-generating applications.

Constellation believes that its architecture - combining blockchain-grade security, enterprise composability, and AI integration - will play a critical role in the evolution of trusted digital infrastructure across both public and private sectors.

See “Business” section included elsewhere in this prospectus for a more detailed description of our business.

Revenue Model

Constellation generates revenue through multiple streams including government contracts, blockchain infrastructure services and fees, digital asset sales, hardware and SaaS subscription revenue through its retail analytics platform, and data verification services through emerging enterprise products like Digital Evidence. Constellation’s technological framework allows custom blockchain deployments with the ability to incorporate licensing fee structures and traditional SaaS subscriptions.

Constellation’s operations are characterized into the following principal areas:

Digital asset operations

●	Rewards (Node, Transaction Fees and Staking): Constellation earns rewards by operating validator nodes and participating in blockchain staking activities. Revenue is recognized when performance obligations are satisfied, typically upon block validation or receipt of rewards. Rewards are measured at fair value using the quoted price of the related digital asset at contract inception, which generally aligns with reward receipt date. Subsequent changes in fair value are recorded as gains or losses on digital assets when realized, not as revenue.

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Digital evidence data validation services

●	Non-Recurring Engineering Fees: Constellation earns a non-recurring engineering fees for customized features, services, and software. Revenue is recognized based on milestone completion tied to development of the deliverables.

Retail analytics technology

●	Dor subscription revenue: Subscription revenue is generated from providing access to Constellation’s proprietary retail analytics platform (“Dor”). Customers pay a fixed fee for access, with revenue recognized over time on a straight-line basis throughout the subscription term, typically one year.

●	Equipment sales revenue: Constellation earns revenue from the sale of foot-traffic monitoring hardware, recognized at a point in time, upon delivery to the customer.

Blockchain infrastructure and Web3 services

●	Government & network licensing income: Constellation earns revenue from government contracts and network licensing arrangements. These agreements generally require Constellation to provide access to its blockchain protocol, related development services, or licenses for use over a specified period. Revenue is recognized as the underlying services are provided or when control of the licensed rights transfers to the customer, which may be over time or at a point in time depending on contract terms. Payments are typically received in advance or in installments based on milestones specified in the agreement. Amounts received in advance of performance are recorded as deferred revenue until the performance obligation is satisfied.

Trends and Key Factors Affecting Performance

We believe our future performance will be influenced by a number of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

Growth in new products and services

We believe we have a sizable opportunity to grow our business through the introduction of new products and services utilizing our multi-tenant blockchain integration platform. Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of scaling our SaaS and digital evidence technology going forward and growing our SaaS and data verification fee revenue from current services and products. We anticipate that competition across our products and services will intensify as both existing and new competitors introduce innovative solutions or enhance their offerings for clients. As the industry matures, pricing pressures may arise over time. We are committed to continuous innovation to develop new blockchain solutions while delivering a superior user experience and maintaining our reputation as a trusted partner in the government sector to mitigate the impact of these competitive challenges. See “Risk Factors.”

Price and volatility of digital assets

The result of our business can be impacted by the highly volatile nature of digital assets (such as Constellation “DAG” and Lattice Token “LTX”). Changing consumer confidence and resultant fluctuations in the price of various digital assets may cause uncertainty in the market and could negatively impact trading volumes of digital assets, which would negatively impact our business and operating results. See “Risk Factors.”

Regulation in U.S. and international markets

Our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with regulations. We operate in an industry characterized by rapid technological change, evolving business models, and a complex regulatory landscape. As the industry matures, we may experience fluctuations in our operations as a result of change in laws and regulations that are applicable to our business. See “Risk Factors.”

SaaS strategy implementation

Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of scaling our SaaS technology going forward and growing our SaaS revenue from current services and products, as well as successful integration of AIAI’s Artificial Intelligence technology into our operations to build scalable AI-ready blockchain infrastructure.

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Liquidity Constraints and Trading Limitations

Unlike traditional financial instruments, cryptocurrencies are not universally accepted as legal tender and may have limited liquidity in certain markets. Constellation’s ability to convert their digital assets into fiat currency or other digital assets may be constrained by market conditions, exchange trading volumes, or operational restrictions. A lack of liquidity could impact our ability to monetize the acquired digital assets efficiently. See “Risk Factors.”

Key Performance Indicators and Non-GAAP Measures

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. In assessing the performance of our business, net income is the primary measure that management uses to assess performance. In addition to net income, we also consider a variety of other key performance measures, including non-GAAP measures. The key performance measures used by our management for determining how our business is performing are total revenue, income from operations, net income, and adjusted EBITDA, which is a non-GAAP measure.

We believe that these key financial measures provide useful information to users of our financial statements in understanding and evaluating our results of operations in the same manner as our management team. The presentation of these key performance measures, including Adjusted EBITDA, which is a non-GAAP financial measure, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. See “Non-GAAP Measures” below.

The following table sets forth our key performance measures for each of the periods indicated below:

	Nine Months Ended
(in thousands)	September 30, 2025	September 30, 2024
Total revenue	$3,069	$4,751
Income (loss) from operations	1,406	(749)
Net income (loss)	537	(881)
Adjusted EBITDA	$3,202	$(373)

	Fiscal Year Ended
(in thousands)	December 31, 2024	December 31, 2023
Total revenue	$6,378	$8,075
Income (loss) from operations	(361)	4,180
Net income (loss)	(821)	4,022
Adjusted EBITDA	$102	$4,686

Adjusted EBITDA

Adjusted EBITDA is calculated as net income adjusted to exclude interest expense, income tax expense and depreciation and amortization, further adjusted to exclude share-based compensation, other income (expense), restructuring charges and non-core costs related to strategic initiatives, and certain other non-recurring charges. We use Adjusted EBITDA to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. See “Non-GAAP Measures” below for a reconciliation of Adjusted EBITDA to net income.

Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Components of Results of Operations

Revenues

We generate our revenue from four broadly categorized offerings: (i) Dor subscription revenue, which relates to subscription fees paid by our customers for the use of our web-based retail analytics platform connected to our Dor foot traffic sensor technology, (ii) equipment sales revenue related to our Dor foot traffic sensor technology, (iii) government and network license income, derived from service fees associated with data transmission, interoperability, and digital infrastructure modernization under government contracts, and (iv) blockchain rewards (nodes/staking) which is earned by operating validator nodes and participating in blockchain staking activities. Revenue is recognized when performance obligations are satisfied.

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During the nine months ended September 30, 2025, we derived 30.1% from Dor subscription revenue, 2.4% from equipment sales revenue, 63.7% from blockchain rewards (node/staking), and 3.8% from government and network license income. During the nine months ended September 30, 2024, we derived 18.7% from Dor subscription revenue, 8.1% from equipment sales revenue, 65.9% from blockchain rewards (node/staking), and 7.2% from government and network license income.

During the year ended December 31, 2024, we derived 18.6% from Dor subscription revenue, 6.3% from equipment sales revenue, 62.3% from blockchain rewards (node/staking), and 12.8% from government and network license income. During 2023, we derived 12.4% from Dor subscription revenue, 41.0% from equipment sales revenue, 34.6% from blockchain rewards (node/staking), and 11.9% from government and network license income.

Cost of sales

Cost of sales primarily consists of hardware components, labor, and other costs directly attributable to the acquisition and production of Door Traffic Miner (“DTM”) equipment and Dor foot-traffic sensor equipment. Costs of sold equipment are expensed as incurred, generally when control transfers to customers. Also included within the cost of sales are hosting costs for our Dor SaaS platform.

Salaries, wages and benefits

Salaries, wages, and benefits encompass the total compensation provided to our employees, including base salaries, bonuses, and various employee benefits such as health insurance, retirement contributions, and other incentives. These expenses are recognized in the period incurred and are essential for attracting and retaining talent, supporting operational growth, and driving the successful execution of our business initiatives.

Professional fees

Professional fees primarily consist of costs incurred for services provided by external consultants, legal advisors, and other professional service providers that support our operations. These fees are recognized as expenses in the period they are incurred and are essential for ensuring compliance with regulatory requirements, enhancing operational efficiency, and facilitating strategic initiatives.

Research and development

Research and development include employee and contractor compensation, supplies and materials for new service development, depreciation and amortization, and regulatory compliance costs. R&D is expensed as incurred. We expect to continue investing in R&D and, accordingly, expect our R&D expenses to increase and vary as we continue developing and improving our services.

Advertising and promotion

Advertising and promotion expenses include costs associated with marketing initiatives aimed at promoting our products and services to potential customers. These expenses are recognized in the period incurred and play a crucial role in supporting our growth objectives and expanding our market presence.

General and administrative expenses

General and administrative expenses primarily consist of salaries and wages and other administrative costs, such as information technology (“IT”) fees, marketing and headcount-related expenses. We expect to incur additional expenses as a result of operating as a component of a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange and expenses related to compliance and reporting, and expenses for investor relations and other professional services.

Digital assets (gains) and losses

Realized gains and losses on digital assets are proceeds from sales of our digital assets, such as DAG and LTX less our cost basis for said assets.

Other income (expense), net

Other income (expense), net primarily includes interest income (expense), net and other miscellaneous income.

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Income tax expense

Income taxes have been considered for all items included in the statements of loss included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Results of Operations

Nine months ended September 30, 2025 compared to nine months ended September 30, 2024

The following table summarizes our consolidated results of operations for the nine months ended September 30, 2025 and September 30, 2024, and the changes between periods.

	For the Nine Months Ended
	September 30, 2025	September 30, 2024	$ Change	% Change
(in thousands)
Revenue:
Dor subscription revenue	$923	$889	$35	3.9%
Equipment sales revenue	74	387	(313)	(80.9)%
Government & network license income	117	341	(224)	(65.8)%
Rewards (node/staking)	1,954	3,133	(1,179)	(37.7)%
Total revenue	3,069	4,750	(1,681)	(35.4)%
Costs and expenses:
Cost of sales	468	530	(62)	(11.7)%
Salaries, wages and benefits	4,450	2,851	1,599	56.1%
Professional fees	2,241	2,292	(51)	(2.2)%
Research and development	-	14	(14)	(100.0)%
Advertising and promotion	277	397	(120)	(30.2)%
General and administrative expenses	1,476	877	599	68.2%
Digital assets gains	(7,249)	(1,461)	(5,788)	(396.2)%
Total operating costs and expenses	1,663	5,500	(3,837)	(69.8)%
Operating income (loss)	1,406	(750)	2,156	(287.7)%
Other income (expense), net	193	13	180	1,384.6%
Income (loss) before income tax	1,599	(737)	2,336	(317.3)%
Income tax expense	(1,062)	(145)	(917)	632.4%
Net income (loss)	$537	$(882)	$1,419	161.0%

Dor subscription revenue

Dor subscription revenue increased by less than $0.1 million in the nine months ended September 30, 2025, or 3.9%, to $0.9 million in the nine months ended September 30, 2025 from $0.9 million in the nine months ended September 30, 2024, primarily attributable to an increase in the number of active SaaS subscriptions year over year.

Equipment sales revenue

Equipment sales revenue decreased by $0.3 million in the nine months ended September 30, 2025, or 80.9%, to $0.1 million in the nine months ended September 30, 2025 from $0.4 million in the nine months ended September 30, 2024, primarily due to reduced marketing efforts for the DTM and corresponding reduction in sales volumes. Also contributing to the decline was a discontinuation of DTM DAG-based rewards received for installation and the transition to a commission-based reward structure.

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Government & network license income

Government & network license income decreased by $0.2 million in the nine months ended September 30, 2025, or 65.8%, to $0.1 million in the nine months ended September 30, 2025 from $0.3 million in the nine months ended September 30, 2024, primarily driven by a change in political leadership and rotating government personnel. These factors led to fewer executed contracts and lower average contract values compared to the prior year.

Rewards (node/staking)

Rewards (node/staking) revenue decreased by $1.1 million in the nine months ended September 30, 2025, or 37.7%, to $2.0 million in the nine months ended September 30, 2025 from $3.1 million in the nine months ended September 30, 2024, primarily driven by a decline in the fair value per token received, as well as the discontinuation of the DTM DAG rewards program. While the volume of blockchain activity and reward distributions remained relatively consistent, the lower token valuations at the time of receipt, combined with the conclusion of DTM-related rewards, resulted in a reduction in recognized revenue compared to the prior year period.

Cost of sales

Cost of sales decreased by less than $0.1 million in the nine months ended September 30, 2025, or 11.7%, to $0.5 million in the nine months ended September 30, 2025 from $0.5 million in the nine months ended September 30, 2024, primarily driven by a decrease volume of units shipped, partially offset by an increase in cost per unit due to a shift in product mix away from DTM equipment towards standard Dor sensors with a higher per unit cost, as well as an increase in hosting costs for our Dor SaaS platform.

Salaries, wages and benefits

Salaries, wages and benefits increased by $1.6 million in the nine months ended September 30, 2025, or 56.1%, to $4.5 million in the nine months ended September 30, 2025 from $2.9 million from the nine months ended September 30, 2024, primarily related to expanded executive leadership, general staffing growth and compensation adjustments aligned with the development and enhancement product lines including Digital Evidence, Delegated Staking for further securing the decentralized network, Stargazer Wallet support, and a decentralized exchange interface.

Professional Fees

Professional fees decreased by $0.1 million in the nine months ended September 30, 2025, or 2.2%, to $2.2 million in the nine months ended September 30, 2025 from $2.3 million in the nine months ended September 30, 2024. The majority of professional fees relate to development and support for our DAG network.

Research and development

Research and development expenses decreased by less than $0.1 million in the nine months ended September 30, 2025, or 100.0%, to $0.0 million in the nine months ended September 30, 2025 from less than $0.1 million in the nine months ended September 30, 2024, primarily due to a reduction in participation in security audits and network hackathons.

Advertising and promotion

Advertising and promotion expenses decreased by $0.1 million in the nine months ended September 30, 2025, or 30.2%, to $0.3 million in the nine months ended September 30, 2025 from $0.4 million in the nine months ended September 30, 2024, primarily related to reduced conference and sponsorship spending. The prior-year period included one-time costs for major industry events such as Consensus 2024 and Digital Chamber of Commerce sponsorships. Additionally, lower exchange listing fees in 2025 contributed to the overall reduction.

General and administrative expenses

General and administrative expenses increased by $0.6 million in the nine months ended September 30, 2025, or 68.2%, to $1.5 million in the nine months ended September 30, 2025 from $0.9 million in the nine months ended September 30, 2024, primarily related to operational expansion and increase in product development activity. Key initiatives included Digital Evidence, Delegated Staking, Stargazer Wallet support and a decentralized exchange interface.

Digital assets gains

Digital assets gains increased by $5.7 million in the nine months ended September 30, 2025, or 396.2%, to $7.2 million in the nine months ended September 30, 2025 from $1.5 million in the nine months ended September 30, 2024, primarily related to a higher volume of digital asset liquidations during the period. In 2024, the assets sold consisted largely of DAG tokens previously recognized from Node Rewards, which carried an allocated cost basis. In contrast, the 2025 sales consist largely of internally generated DAG tokens with a zero-cost basis, resulting in higher realized gains upon liquidation.

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Other income (expense), net

Other income increased by $0.2 million in the nine months ended September 30, 2025, or 1,384.6%, to $0.2 million in the nine months ended September 30, 2025 from less than $0.1 million in the nine months ended September 30, 2024, primarily related to unrealized gains on digital assets adjusted to fair value during the period, as well as an increase in interest income from loans to officers.

Income tax expense

Income tax expense increased by $0.9 million in the nine months ended September 30, 2025, or 632.4%, to $1.1 million in the nine months ended September 30, 2025 from $0.2 million in the nine months ended September 30, 2024, primarily related to an increase in pretax income over the prior year period.

Comparison of fiscal year 2024 to fiscal year 2023

The following table summarizes our consolidated results of operations for the fiscal years ended December 31, 2024, and December 31, 2023, and the changes between periods.

	For the Fiscal Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
(in thousands)
Revenue:
Dor subscription revenue	$1,189	$1,005	$184	18.3%
Equipment sales revenue	401	3,310	(2,909)	(87.9)%
Government & network license income	816	962	(146)	(15.2)%
Rewards (node/staking)	3,972	2,798	1,174	42.0%
Total revenue	6,378	8,075	(1,697)	(21.0)%
Costs and expenses:
Cost of sales	750	1,274	(524)	(41.1)%
Salaries, wages and benefits	4,037	3,725	312	8.4%
Professional fees	3,350	3,430	(80)	(2.3)%
Research and development	114	6	108	1,800.0%
Advertising and promotion	800	591	209	35.3%
General and administrative expenses	1,299	828	471	56.8%
Digital assets gains	(3,611)	(5,959)	2,349	(39.4)%
Total operating costs and expenses	6,739	3,895	2,845	73.0%
Operating income (loss)	(361)	4,180	(4,542)	(108.7)%
Other income (expense), net	28	95	(67)	(70.5)%
Income (loss) before income tax	(333)	4,275	(4,609)	(107.8)%
Income tax expense	(488)	(253)	(235)	92.9%
Net income (loss)	$(821)	$4,022	$(4,844)	(120.4)%

Consolidated Results for the fiscal years ended 2024 and 2023

Dor subscription revenue

Dor subscription revenue increased by $0.2 million in fiscal year 2024, or 18.3%, to $1.2 million in fiscal year 2024 from $1.0 million from fiscal year fiscal year 2023, primarily attributable to an increase in the number of active SaaS subscriptions year over year.

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Equipment sales revenue

Equipment sales revenue decreased by $2.9 million in fiscal year 2024, or 87.9%, to $0.4 million in fiscal year 2024 from $3.3 million from fiscal year fiscal year 2023. The majority of the sales in fiscal year 2023 were from presold Dor Traffic Miner (DTM) equipment orders that were placed in 2022 as a part of a pre-order campaign but fulfilled in 2023. Sales of DTMs decreased during 2024 with product mix shifting to standard Dor sensors which do not generate DAG rewards and have a substantially lower price per unit.

Government & network license income

Government & network license income decreased slightly by $0.2 million in fiscal year 2024, or 15.2%, to $0.8 million in fiscal year 2024 from $1.0 million from fiscal year 2023, due to the pattern of service delivery on long-term contracts with government organizations.

Rewards (node/staking)

Reward (node/staking) revenue increased by $1.2 million in fiscal year 2024, or 42.0%, to $4.0 million in fiscal year 2024 from $2.8 million from fiscal year 2023, primarily attributable to a significant increase in rewards earned related to our DAG token.

Cost of sales

Cost of sales decreased by $0.5 million in fiscal year 2024, or 41.1%, to $0.8 million in fiscal year 2024 from $1.3 million from fiscal year 2023, primarily driven by a decrease in sales volume of DTM equipment. Constellation fulfilled a large volume of pre-orders for DMT equipment capable of generating DAG rewards during fiscal year 2023. The decrease in hardware costs from equipment sales was partially offset by increased hosting costs for our Dor SaaS platform during 2024.

Salaries, wages and benefits

Salaries, wages and benefits increased by $0.3 million in fiscal year 2024, or 8.4%, to $4.0 million in fiscal year 2024 from $3.7 million from fiscal year 2023, which primarily related to an increase in investment in our new commercial product lines, such as Digital Evidence, which are expected to generate additional revenue in late 2025 and onward. This investment led to an increase in employee headcount and officer compensation.

Professional Fees

Professional fees slightly decreased by less than $0.1 million in fiscal year 2024, or 2.3%, to $3.4 million in fiscal year 2024 from $3.4 million from fiscal year fiscal year 2023. The majority of professional fees relate to development and support for our DAG network.

Research and development

Research and development expenses increased by $0.1 million in fiscal year 2024, or 1,800.0%, to $0.1 million in fiscal year 2024 from less than $0.1 million from fiscal year 2023, primarily related to security audits conducted on our databases and additional non-recurring R&D expense on the Metagraph Framework during 2024.

Advertising and promotion

Advertising and promotion expenses increased by $0.2 million in fiscal year 2024, or 35.3%, to $0.8 million in fiscal year 2024 from $0.6 million from fiscal year 2023, primarily related to our advertising investment in the Digital Evidence product line.

General and administrative expenses

General and administrative expenses increased by $0.5 million in fiscal year 2024, or 56.8%, to $1.3 million in fiscal year 2024 from $0.8 million from fiscal year 2023, primarily related to our investment in the Digital Evidence product line.

Digital assets gains

Digital assets gains decreased by $2.4 million in fiscal year 2024, or 39.4%, to $3.6 million in fiscal year 2024 from $6.0 million from fiscal year 2023, primarily related to a decrease in the volume of sales of our digital assets, such as DAG and LTX.

Other income (expense), net

Other income decreased by less than $0.1 million in fiscal year 2024, or 70.5%, to less than $0.1 million in fiscal year 2024 from less than $0.1 million from fiscal year 2023, primarily related to a decrease in miscellaneous income.

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Income tax expense

Income tax expense increased by $0.2 million in fiscal year 2024, or 92.9%, to $0.5 million in fiscal year 2024 from $0.3 million from fiscal year 2023, primarily related to carry-over losses from previous years that partially offset 2023 taxable income but were no longer available for fiscal year 2024.

Non-GAAP Measures

In addition to net income determined in accordance with U.S. GAAP, the Company uses Adjusted EBITDA, a non-GAAP measure, to evaluate its business, measure its performance and make strategic decisions. Adjusted EBITDA is calculated as net income adjusted to exclude interest expense, income tax expense and depreciation and amortization, further adjusted to exclude non-core costs related to strategic initiatives, and certain non-recurring administrative costs.

Management uses Adjusted EBITDA to assess Constellation’s financial performance because it allows them to compare its operating performance on a consistent basis across periods by removing the effects of Constellation’s capital structure, asset base and other items that impact the comparability of financial results from period to period. Constellation’s presents Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting its business in addition to measures calculated in accordance with U.S. GAAP.

Management believes that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing its financial performance and results of operations across reporting periods by excluding items it does not believe are indicative of its core operating performance. Net income is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. Constellation’s non-GAAP financial measure should not be considered as an alternative to the most directly comparable U.S. GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis.

In evaluating Adjusted EBITDA, you should be aware that in the future Constellation may incur expenses that are the same as or similar to some of the adjustments in such presentation. Constellation’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that management will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of Constellation’s operating results as reported under U.S. GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and may not be comparable to similarly-titled measures of other companies, thereby diminishing its utility.

The table below presents our Adjusted EBITDA, reconciled to our Net income for the periods indicated:

	Nine Months Ended
(in thousands)	September 30, 2025	September 30, 2024
Net income (loss)	$537	$(881)
Adjusted for:
Depreciation and amortization	12	13
Other (income) expense, net	(193)	(13)
Income tax expense	1,062	145
Share-based compensation	1,784	363
Adjusted EBITDA	$3,202	$(373)

Adjusted EBITDA for the nine months ended September 30, 2025 was $3.2 million in income, an increase of $3.6 million, or 958.4%, from a $0.4 million loss for the nine months ended September 30, 2024, which was primarily driven by an increase in realized gains on sale of digital assets, partially offset by increases in salaries, wages, and benefits, and general and administrative expenses associated with investments in additional resources to support development of and enhancements to Constellation’s solutions including Digital Evidence.

	Year Ended
(in thousands)	December 31, 2024	December 31, 2023
Net income (loss)	$(821)	$4,022
Adjusted for:
Depreciation and amortization	18	18
Other (income) expense, net	(28)	(95)
Income tax expense	488	253
Share-based compensation	445	488
Adjusted EBITDA	$102	$4,686

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Adjusted EBITDA for the year ended December 31, 2024 was $0.1 million, a decrease of $4.6 million, or 97.8%, from $4.7 million for the year ended December 31, 2023, which was primarily driven by a decrease in realized gains on sale of digital assets as well as increased general and administrative expenses associated with investment in Constellation’s Digital Evidence solutions.

Liquidity and Capital Resources

Cash provided by operating activities was $1.2 million in the nine months ended September 30, 2025 compared to $0.5 million in cash provided by operating activities during the nine months ended September 30, 2024. Cash used in investing activities was $2.2 million in the nine months ended September 30, 2025 compared to $0.7 million in cash used in investing activities during the nine months ended September 30, 2024. In the nine months ended September 30, 2025 and 2024, cash related to financing activities was de minimis. We ended the nine months ended September 30, 2025 with $1.8 million in cash on hand.

Cash provided by operating activities was $2.6 million in 2024 compared to $0.7 million in cash used in operating activities during 2023. Cash used in investing activities was $0.8 million in 2024 compared to less than $0.1 million in 2023. In both 2024 and 2023, cash provided by or used in financing activities was de minimis. We ended 2024 with $2.9 million in cash on hand.

We believe that our existing cash on hand and cash generated from operations and available capacity will be sufficient to meet our liquidity needs in the short term. Our ability to satisfy our long-term liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the technology industry, digital asset prices and other factors, many of which are beyond our control.

Cash Flows

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	Nine Months Ended
	September 30, 2025	September 30, 2024
Net cash provided by operating activities	$1,177	$467
Net cash used in investing activities	(2,212)	(652)
Net cash provided by financing activities	-	3
Net decrease in cash and cash equivalents	$(1,035)	$(182)

Operating Activities

Net cash provided by operating activities in the nine months ended September 30, 2025 increased by $0.7 million compared to the nine months ended September 30, 2024, primarily driven by increased conversions of digital assets to cash resulting from a higher volume of digital asset liquidations.

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Investing Activities

Net cash used in investing activities increased by $1.6 million in the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024. The driver of increased cash used in investing activities was an increase in origination of related party loans to officers.

Financing Activities

With the exception of nominal proceeds from issuance of common stock pursuant to the exercise of employee stock options during the nine months ended September 30, 2024, there was no cash provided by or used in financing activities for the nine months ended September 30, 2025 and 2024.

	Year Ended
	December 31, 2024	December 30, 2023
Net cash provided by (used in) operating activities	$2,594	$(705)
Net cash used in investing activities	(805)	(16)
Net cash provided by financing activities	3	-
Net increase (decrease) in cash and cash equivalents	$1,792	$(721)

Operating Activities

Net cash provided by operating activities in 2024 increased by $3.3 million compared to 2023, primarily due to an increase in proceeds from sales of digital assets.

Investing Activities

Net cash used in investing activities increased by $0.8 million in 2024 as compared to 2023, primarily due to an increase in origination of related party loans to officers in 2024.

Financing Activities

Net cash provided by financing activities in 2024 was nominal and related to exercised stock options, while there were no financing activities during 2023.

Debt

We currently do not have any outstanding debt as of September 30, 2025 with third-parties or related parties.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of the financial statements in conformity with U.S. GAAP requires the use of certain judgments, estimates and assumptions that impact the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, as amounts of revenue and expenses during the period. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements.

On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. We review our financial reporting and disclosure practices and accounting policies periodically to confirm that they provide accurate and transparent information relative to the current economic and business environment. A summary of our significant accounting policies is included in Note 1 – Summary of Operations to our audited consolidated financial statements included elsewhere in this prospectus.

We believe that our critical accounting policies and estimates are:

Revenue recognition

We recognize revenue in accordance with Accounting Standard Codification (“ASC”) Topic 606, which outlines a five-step model for revenue recognition: (i) identifying the contract with the customer, (ii) determining performance obligations, (iii) establishing the transaction price, (iv) allocating the transaction price to performance obligations, and (v) recognizing revenue as obligations are satisfied. Performance obligations are assessed to determine if they are distinct, allowing customers to benefit from them independently. The transaction price may include fixed and variable components, with variable consideration recognized only when it is probable that no significant reversal will occur. Revenue from digital asset rewards is recognized upon successful validation of blockchain transactions, while revenue from equipment sales is recognized at the point of delivery. Subscription revenue is recognized over time, typically on a straight-line basis over the contract term. Constellation has determined that its hardware and SaaS offerings represent distinct performance obligations.

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Purchase, Disposal, and Impairment of Digital Assets

We mine digital assets and purchase digital assets on exchanges. We record our digital assets in accordance with ASC 350, Intangibles - Goodwill and Other, which required acquired intangible assets to be recorded at cost. Under ASC 350, an entity should determine whether an intangible asset has a finite or indefinite life. ASC 350-30-35-4 states that if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset should be considered indefinite. We will record our digital assets as indefinite-lived intangible assets. Indefinite-lived intangible assets are initially carried at the value determined in accordance with FASB ASC 350-30-30-1 and are not subject to amortization. Historically, they have been tested for impairment annually or more frequently if events or changes in circumstance indicate that the asset is more likely than not impaired. Once an impairment is recognized, the new carrying amount becomes the asset’s cost basis, and under U.S. GAAP, reversal of impairment losses is not permitted. As of September 30, 2025 the Company did not recognize any impairment losses on its digital asset holdings.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of our business, we are exposed to market risks, including interest rate risk and effects of inflation. We currently do not enter into derivatives or other financial instruments for trading or speculative purposes. Our principal operations are in the U.S., and we do not have material foreign currency exposure.

Interest Rate Risk

We do not have any outstanding interest-bearing indebtedness as of September 30, 2025 or December 31, 2024. We are exposed to market risk for changes in interest rates applicable to our cash and cash equivalents. We had cash and cash equivalents totaling $1.8 million as of September 30, 2025, and cash and cash equivalents totaling $2.9 million as of December 31, 2024. Our cash and cash equivalents were invested in interest bearing demand deposit accounts and high-quality money market funds. We did not have outstanding debt as of September 30, 2025 or December 31, 2024.

Effects of Inflation and Tariffs

While inflationary cost increases can affect our income from operations’ margin, we believe that inflation generally has not had a material adverse effect on our results of operations. Other than the potential for increased inflation as a result of new tariffs and retaliatory actions by other countries, inflationary cost increases are not expected to have a material adverse effect on our results of operations.

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DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock. We adopted an amended and restated certificate of incorporation and amended and restated bylaws in connection with the listing of our common stock on Nasdaq, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all information that may be important to you, does not purport to be complete, and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part, and by the applicable provisions of Delaware law.

Our authorized capital stock consists of 250,000,000 shares of capital stock, of which (i) 200,000,000 shares are common stock with a par value $0.001 per share and (ii) 50,000,000 shares are preferred stock with a par value of $0.001 per share. All of our authorized shares of preferred stock are undesignated. As of the date of this prospectus, there are [_______] shares of Class A common stock, [__________] shares of Class B common stock, and [_________] shares of preferred stock issued and outstanding.

Common Stock

Our amended and restated certificate of incorporation includes a number of provisions that in certain circumstances provide John Rochon effective control over all matters submitted to our stockholders for approval, including the election and removal of directors and significant corporate transactions such as a merger or other sale of our Company. These and other provisions in our amended and restated certificate of incorporation discussed in this section could deter takeovers or delay or prevent changes in control of our Company, as well as changes in our Board of Directors or management team.

Multi-Class Common Stock

Our amended and restated certificate of incorporation provides for a multi-class common stock pursuant to which: (1) Class A common stock has one (1) vote per share and (2) Class B common stock has ten (10) votes per share. Shares of Class B common stock have ten (10) votes per share on any matter submitted to a vote of our stockholders, provided that from and after the “Sunset” each share of Class B common stock shall entitle the holder thereof to one vote per share. “Sunset” means 5:00 p.m. New York City time on the day that directors are elected at the first annual meeting of stockholders of our company after the earlier of (a) the earliest date specified by the holders of a majority of the Class B common stock in a notice delivered to our Company (or if not date is specified, the date of the notice) or (b) the first day of the calendar quarter immediately following the fifth anniversary of the Direct Listing.

Voting Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Our amended and restated certificate of incorporation establishes initial three-year terms for each of the directors holding office as of the effective date of the registration statement of which this prospectus is a part, and thereafter, directors will be elected at each annual meeting of stockholders. Directors will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws and our amended and restated certificate of incorporation, the size of our Board of Directors, removal of directors, director liability, vacancies on our Board of Directors, special meetings, stockholder notices, actions by written consent, and exclusive jurisdiction.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, holders of our Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. We currently intend to pay quarterly cash dividends to our stockholders in an aggregate amount equal to 25% of the Company’s Free Cash Flow, commencing with the first full fiscal quarter following the first anniversary of the date of this prospectus. Dividends and other distributions shall not be declared or paid with respect to shares of Class B common stock. The determination as to the declaration and payment of dividends will be at the discretion of our Board of Directors. See the section titled “Dividend Policy” for further information.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of our Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding, and the holders of the Class B common stock, as such, shall be entitled to $0.001 per share.

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No Preemptive or Similar Rights

Our common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

General

Our amended and restated certificate of incorporation authorizes our Board of Directors, without action by the stockholders, to designate and issue up to 25,000,000 shares of preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

●	impairing dividend rights of the common stock;

●	diluting the voting power of the common stock;

●	impairing the liquidation rights of the common stock; and

●	delaying or preventing a change in control of us without further action by the stockholders.

Convertible Preferred Stock

[Terms to come]

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a plurality of the outstanding shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and our amended and restated bylaws, each to be effective immediately prior to the closing of this offering, will provide for stockholder actions at a duly called meeting of stockholders. A special meeting of stockholders may be called by a majority of our Board of Directors, the chair of our Board of Directors, or our chief executive officer or president. Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors.

As described above in “Management—Corporate Governance,” in accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, our Board of Directors will initially be elected to serve three-year terms.

The foregoing provisions will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Since our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management.

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Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

●	In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain stockholder litigation matters actions against us, which may limit an investor’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated bylaws dictate that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if the Delaware Court of Chancery does not have jurisdiction, the federal district court for the State of Delaware) is, to the fullest extent permitted by law, the sole and exclusive forum for certain actions including derivative action or proceeding brought on our behalf; an action asserting a breach of fiduciary duty owed by any current or former officer, director, employee or to the stockholders of our company; any claim arising under Delaware corporate law, our certificate of incorporation or our bylaws, as amended from time to time; and any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the provisions of our amended and restated bylaws.

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However, this provision of our amended and restated bylaws will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law-based stockholder actions, derivative suits and other infra-corporate disputes. With respect to such state law claims, our management believes limiting state law-based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

The choice of forum provisions contained in our amended and restated bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, the enforceability of similar choice of forum provisions in other issuers’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that in connection with any applicable action brought against our company, a court could find the choice of forum provisions contained in our bylaws, as amended, to be inapplicable or unenforceable in such action. As a result, we could incur additional costs associated with resolving such actions in other jurisdictions, which could harm our business, operating results and financial condition.

Transfer Agent and Registrar

We have appointed Odyssey Transfer & Trust Company, as the transfer agent for our common stock.

Trading Symbol and Market

In connection with this offering, we intend to apply to have our shares of common stock listed on the Nasdaq Global Market under the symbol “AIAI”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on Nasdaq, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market following our listing on Nasdaq, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

Upon the effectiveness of the registration statement of which this prospectus forms a part, a total of [__________] shares of our common stock are outstanding and [___________] shares of our common stock will be registered under this registration statement.

Any shares of common stock not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

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Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately [__________] shares immediately after this offering; or

●	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of the company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2025 Plan. The Form S-8 registration statement will become effective immediately on filing. Shares covered by the Form S-8 registration statement will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Each of the Registered Stockholders has agreed with the Company, subject to certain exceptions, not to lend, offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, [__]% of their shares of common stock during the period of [____] from the date of this prospectus, except with the prior consent of the Company.

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SALE PRICE HISTORY OF OUR CAPITAL STOCK

We have applied to list our common stock on Nasdaq. There has been no prior public market for our common stock. In addition, our common stock has no history in trading in private transactions. In connection with the acquisition of the Portfolio Companies, we are issuing an aggregate of [_________] shares our common stock to the equity holders of such entities. Each transaction agreement provides for a deemed price of $20.00 per share of our common stock to determine the number of shares issuable to the equity holders of the Portfolio Companies. Each transaction agreement also provides that if the opening public price of our common stock on Nasdaq is less than $20.00 per share, then we will issue additional shares of common stock so that the aggregate number of shares issued to the equity holders of each of the Portfolio Companies equals the purchase price of such Portfolio Company divided by the opening public price of our common stock on Nasdaq.

We have engaged RBW Capital Partners LLC as a placement agent, all securities offered through Dawson James Securities, Inc., for the sale of shares of our [convertible preferred stock] to unaffiliated third parties in a private placement at a price of $[__] per share, such issuance to occur concurrently with the Direct Listing. [TERMS] To date, with have agreements with investors to sell [_______] shares of our convertible preferred stock at the private placement price of $[__] per share for gross proceeds of approximately $[__________]. All [___________] are being registered by means of this registration statement. While the Advisor is expected to consider this information in connection with setting the opening public price of our common stock, this information may have little to no relation to broader market demand for our common stock and thus the opening public price and subsequent public price for our common stock on Nasdaq. As a result, you should not place undue reliance on the price per share paid for our convertible preferred stock as this price may differ materially from the opening public price and subsequent public price of our common stock on Nasdaq.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Party Transactions

Our Board of Directors has adopted a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related party transactions. This policy covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we are or were to be a participant and a related party had or will have a direct or indirect material interest, as determined by the audit committee of our Board of Directors, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness, and employment by us of a related party.

All related party transactions described in this section occurred prior to adoption of this policy and were approved by our Board of Directors considering similar factors to those described in the policy.

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Ongoing Agreements

We maintain several ongoing commercial relationships with entities affiliated with our directors and executive officers:

License Agreement:

We have entered into the License Agreement with M42. For a description of the terms and conditions of the License Agreement, please see the disclosure under the caption “Our Business—License Agreement.”

Office Lease Agreement:

We lease our corporate headquarters in Dallas, Texas from M42, an entity controlled by Mr. Rochon. The lease agreement provides for annual rent of $[amount] and expires on [date]. Our Board of Directors determined that the terms of this lease are no less favorable than could be obtained from unaffiliated third parties.

Employment Arrangements

We have entered into employment agreements with our executive officers as described in “Executive Compensation—Employment Agreements.” Additionally, we employ certain immediate family members of our executive officers and directors in the following capacities:

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Future Transactions

We intend that all future transactions between us and our officers, directors, principal stockholders, and their affiliates will be approved by our audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our written related party transaction policy and will be on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL AND REGISTERED STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth:

●	certain information regarding the beneficial ownership of our voting securities as of the date of this prospectus by (i) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our voting securities, (ii) each of our executive officers, (iii) each of our directors and director nominees and (iv) all of our directors, director nominees and executive officers as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common stock; and

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●	the number of shares of our common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

At the time of the Direct Listing, we will have issued an aggregate of [_________] shares of our Class A common stock and [__________] shares of our Class B common stock in private placements in connection with the acquisition of our Portfolio Companies at a price of $[____] per share. For more information see “Business—Our Portfolio Companies.” We have also agreed to issue [________] shares of our common stock] to M42 in consideration for the execution of the License Agreement. For more information, see “Business—License Agreement.” All [_________] shares of our common stock issued in connection with the acquisition of the Portfolio Companies are being registered by means of this registration statement, and unless otherwise indicated, all information regarding the number of shares of our common stock outstanding as of the date of this prospectus, the Registered Stockholders and the number of shares of our common stock to be sold pursuant to this prospectus gives effect to such issuance. We will also issue [_______] shares of our common stock to the Advisor in connection with and at the time of the Direct Listing. These shares are not registered under this prospectus, and the Advisor is not a Registered Stockholder.

The Registered Stockholders include an affiliate, M42, and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because they acquired their common stock from an affiliate or us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days. The Registered Stockholders may, or may not, elect to sell their common stock covered by this prospectus, as and to the extent they may determine. The Registered Stockholders may offer, sell or distribute all or a portion of the shares of common stock hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. The Registered Stockholders may elect to sell their shares in connection with this Direct Listing and in market transactions following this Direct Listing. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their common stock or the prices at which any such sales may occur. See “Plan of Distribution.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the common stock covered by this prospectus, we cannot determine the number of common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

The Registered Stockholders are not entitled to any registration rights with respect to the common stock. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of common stock by the Registered Stockholders. However, we will engage a financial advisor with respect to certain other matters relating to our listing. See “Plan of Distribution.”

As of the date of this prospectus, there are [__________] shares of Class A common stock, [_______] shares of Class B common stock, and [_________] shares of convertible preferred stock issued and outstanding. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days of the date of this prospectus. Shares of common stock issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person.

The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus.

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Name and address of Beneficial Owner	Common Stock Shares	%		Shares of Common Stock Being Registered Pursuant to this Prospectus
5% Stockholders:
%
Executive Officers, Directors and Director Nominees
			%	-

			%	-
			%	-
			%	-
		-		-
		*		-
		*		-
		*		-
			%	-
Directors, Director Nominees and Executive Officers as a Group ([__] persons)			%	-

Other Registered Stockholders:
Non-Executive Officer Employees, Consultants and Service Providers

*
*
*
*
*
*
*
*
*
*
*
*
*
*

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CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired pursuant to in this offering. This discussion does not describe all of the tax considerations that may be relevant to a particular holder’s acquisition, ownership or disposition of the common stock such as the potential application of the alternative minimum tax or Medicare contribution tax on net investment income. In addition, this discussion does not deal with state or local taxes, U.S. federal gift, and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to holders of our common stock in light of their particular circumstances.

Special rules different from those described below may apply to certain holders that are subject to special treatment under the Code, such as:

●	insurance companies, banks, and other financial institutions;

●	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

●	foreign governments and international organizations;

●	broker-dealers and traders in securities;

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

●	persons that own, or are deemed to own, more than five percent of our capital stock;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons who acquire our common stock through the exercise of an option or otherwise as compensation;

●	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

●	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

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PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership that holds our common stock is urged to consult its own tax advisor with regard to the U.S. federal income tax consequences of the ownership of our common stock.

For purposes of this section, a “U.S. Holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

●	a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

A “Non-U.S. Holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on our common stock

Distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under “—Gain on Disposition of Our Common Stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non-U.S. Holders who are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, should consult with their own tax advisor to determine if they are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

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We and the applicable withholding agents generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished us (or to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on disposition of our common stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (ii) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock.

Non-U.S. Holders described in (i) above, will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (i) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Individual Non-U.S. Holders described in (ii) above, will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though such holder is not considered a resident of the United States), provided such holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to (iii) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as the Non-U.S. Holder is a “qualified foreign pension fund” as defined in Section 897(l)(2) of the Code or an entity all of the interests of which are held by qualified foreign pension funds, or (i) the Non-U.S. Holder owned, directly, indirectly, or constructively, no more than five percent of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup withholding and information reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any distributions we pay on our common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

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Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes only, certain U.S. related brokers may be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and also would generally apply to payments of gross proceeds from the sale or other disposition of such stock. Under proposed U.S. Treasury Regulations, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. Withholding agents may, but are not required to, rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

149

PLAN OF DISTRIBUTION

The Registered Stockholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their shares of common stock covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the common stock are listed for trading. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out its role as financial advisor. We will not be involved in the price setting process. Additionally, the price of our shares in prior private transactions may have little or no relation to the opening price and subsequent public price of our stock on Nasdaq. The Registered Stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each such sale. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of common stock by the Registered Stockholders, except we have engaged the Advisor with respect to certain other matters relating to the registration of our common stock and listing of our common stock, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of their shares of common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules.

Under Nasdaq rules, the Current Reference Price means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of common stock at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained – a limit order to buy 500 shares of common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of common stock at an entered asking price of $10.00 per share – the Current Reference Price would be selected as follows:

●	Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the Maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

150

●	Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

●	Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500-share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

The Advisor will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade. Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under Nasdaq rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in shares of our common stock in Nasdaq systems. In addition, beginning at 4:00 a.m., market participants may enter orders in shares of our common stock on Nasdaq. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our common stock will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and shares of our common stock will be released for trading by Nasdaq when certain conditions are met, including Nasdaq’s receipt of notice from the Advisor that our shares of common stock are ready to trade, after which the Nasdaq system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Nasdaq system will conduct certain validation checks. The Advisor, with concurrence of Nasdaq, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the Direct Listing. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism and will not coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading; the Advisor will be issued of our common stock in connection with and at the time of the Direct Listing; such shares are not registered further to this prospectus and the Advisor is not a Registered Stockholder. While we will not be involved in Nasdaq’s price-setting mechanism, it is expected that we may coordinate or communicate with the Advisor with respect to any decision to delay or proceed with trading.

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our shares of common stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator, or the Net Order Imbalance Indicator, a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares of common stock that can be paired off the Current Reference Price, the number of shares of common stock that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process (that is, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level — the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of common stock may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly.

151

In addition, to list on Nasdaq, we are also required to have at least four registered and active market makers. We expect that the Advisor will act as a registered and active market maker and will engage other market makers.

In addition to sales made pursuant to this prospectus, the shares of common stock covered by this prospectus may be sold by the Registered Stockholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

A Registered Stockholder may from time to time transfer, distribute (including distributions in kind by Registered Stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the Registered Stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Stockholder that is an entity may elect to make an in-kind distribution of common stock to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.

We have engaged the Advisor, RBW Capital Partners LLC, as our financial advisor to advise and assist us with respect to certain matters relating to the Direct Listing. The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing and developing and assisting with our investor communication strategy in relation to the Direct Listing. In connection with its engagement as our financial advisor, the Advisor will be entitled to a fee of $[______] upon the successful consummation of the Direct Listing. The Advisor will also be paid up to $[________] for fees and expenses of legal counsel and other out-of-pocket expenses. All fees to be paid to the Advisor are entirely contingent on the successful completion of the Direct Listing. We have also agreed to issue the Advisor [________] shares of common stock in connection with and at the time of the Direct Listing; such shares are not registered further to this prospectus and the Advisor is not a Registered Stockholder.

The Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or the solicitation and/or sales of shares of our common stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to us in connection with the listing of our securities, neither the Advisor nor any affiliates of the Advisor have provided services of any kind to us.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Egan Nelson LLP, Dallas, Texas.

EXPERTS

The financial statement of AIAI Holdings Corporation as of December 31, 2024, has been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their report thereon, and included in the registration statement on Form S-1. Such financial statement has been included herein in reliance on such reports given on the authority of such firm as experts in auditing and accounting.

The financial statements of C.C, Carlton Industries, Ltd. as of December 31, 2024 and 2023, and for each of the years then ended, have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their report thereon, and included in this registration statement on Form S-1. Such financial statements have been included herein in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Constellation Network Inc. as of December 31, 2024 and 2023, and for each of the years then ended, have been audited by [_______], independent [__], as set forth in their report thereon, and included in this registration statement on Form S-1. Such financial statements have been included herein in reliance on such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov.

On the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at http://www.sec.gov.

We also maintain a website at www.aiaiholdings.com at which following the effectiveness of the registration statement of which this prospectus forms a part, you may also access these material free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

152

INDEX TO FINANCIAL STATEMENTS

AIAI HOLDINGS CORPORATION

C.C. CARLTON INDUSTRIES, LTD.

CONSTELLATION NETWORK, INC.

153

Report of Independent Registered Public Accounting Firm

To the Shareholder

AIAI Holdings Corporation

Opinion on the Financial Statement

We have audited the accompanying balance sheet of AIAI Holdings Corporation (the “Company”) as of December 31, 2024, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We have served as the Company’s auditor since 2024.

Dallas, Texas

November 22, 2025

F-1

AIAI HOLDINGS CORPORATION

BALANCE SHEET

(Dollars in thousands, except share amounts)

As of December 31, 2024
ASSETS
Cash and cash equivalents	$––
Total assets	$––
LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$––
Commitments and contingencies (Note 1)
Stockholders’ equity:
Common stock, $0.001 par value per share, 10,000,000 shares authorized, 0 shares issued and outstanding	$––
Additional paid-in capital	––
Total stockholder’s equity	––
Total liabilities and stockholders’ equity	$––

See the accompanying notes to the financial statement.

F-2

AIAI HOLDINGS CORPORATION

NOTES TO FINANCIAL STATEMENT

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization, Formation and Description of Business

AIAI Holdings Corporation (the “Company”) was formed as a Delaware corporation on July 19, 2024 under the name MXLII Corporation. On November 3, 2025, MXLII Corporation amended its certificate of incorporation to change its legal name to AIAI Holdings Corporation. The Company was formed for the purpose of completing a direct equity listing and creating an AI-powered ecosystem through acquiring, integrating, and scaling companies that have high potential for increased operating results through the application of AI.

Financial Statement Preparation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“U.S. GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). Separate statements of income and comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity since its formation.

Use of Estimates

The preparation of the accompanying financial statement and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results could differ from those estimates.

Commitments and Contingencies

The Company is not a party to any pending claims or legal proceedings and is not aware of any other claims that it believes could, individually or in the aggregate, have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Subsequent Events

On March 1, 2025, the Company issued 1,000 shares of common stock at par value in connection with a $1.00 stock subscription agreement entered with its sole stockholder. The Company has evaluated subsequent events through November 22, 2025 the date at which the financial statement was issued and determined that there are no additional items to disclose.

2. Stockholders’ Equity

As of December 31, 2024, the Company was authorized to issue 10,000,000 shares of common stock, par value $0.001 per share, and had issued no shares of common stock.

F-3

AIAI HOLDINGS CORPORATION

CONDENSED BALANCE SHEETS

(Dollars in thousands, except shares amounts)

	As of September 30, 2025	As of December 31, 2024
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$––	$––
Noncurrent assets:
Deferred tax assets	––	––
Total assets	$––	$––
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities	$427	$––
Total current liabilities	427	––
Total non-current liabilities	––	––
Total liabilities	$427	$––
Commitments and contingencies (Note 1)
Stockholders’ deficit:
Common stock, $0.001 par value per share, 10,000,000 shares authorized, 1,000 shares and 0 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	$––	$––
Stock subscription receivable	––	––
Additional paid-in capital	1,025	––
Accumulated deficit	(1,452)	––
Total stockholders’ deficit	(427)	––
Total liabilities and stockholders’ deficit	$––	$––

See the accompanying notes to the financial statements.

F-4

AIAI HOLDINGS CORPORATION

CONDENSED STATEMENTS OF LOSS

(Dollars in thousands, except shares amounts)

	For the nine months ended September 30, 2025	For the period from July 19, 2024 (inception) through September 30, 2024
	(unaudited)	(unaudited)
Revenue
Products	$––	$––
Services	––	––
Total revenue	––	––
Cost of sales	––	––
Gross profit	––	––
Transaction advisory costs	1,452	––
Operating loss	(1,452)	––
Other income (expense), net	––	––
Loss before income taxes	(1,452)	––
Provision for income tax	––	––
Net loss	$(1,452)	$––

Per Share Data
Net loss per share attributable to common shareholders-basic and diluted	$(2.17)	––
Weighted average common shares outstanding-basic and diluted	670	––

See the accompanying notes to the financial statements.

F-5

AIAI HOLDINGS CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the nine months ended September 30, 2025	For the period from July 19, 2024 (inception) through September 30, 2024
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(1,452)	$––
Adjustment to reconcile net loss to net cash used in operating activities:
Deferred income taxes	––	––
Change in accrued liabilities	427	––
Net cash used in operating activities	(1,025)	––
Cash flows from investing activities
Net cash provided by investing activities	––	––
Cash flows from financing activities
Proceeds from share issuance	––	––
Stockholder contribution	1,025	––
Net provided by financing activities	1,025	––
Net (decrease)/increase in cash and cash equivalents	––	––
Cash and equivalents, beginning of period	––	––
Cash and equivalents, end of period	$––	$––

See the accompanying notes to the financial statements.

F-6

AIAI HOLDINGS CORPORATION

CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Dollars in thousands, except share amounts)

For the period from July 19, 2024 (inception) to September 30, 2024 (unaudited)

	Common Stock		Additional paid-in	Accumulated	Total stockholders’
	Shares	Amount	capital	deficit	deficit
Beginning balance as of July 19, 2024	––	$––	$––	$––	$––
Net loss	––	––	––	––	––
Balance as of December 31, 2024	––	$––	$––	$––	$––

For the nine months ended September 30, 2025 (unaudited)

	Common Stock		Stock subscription	Additional paid-in	Accumulated	Total stockholders’
	Shares	Amount	receivable	capital	deficit	deficit
Beginning balance as of January 1, 2025	––	$––	$––	$––	$––	$––
Issuance of common stock	1,000	––	––	––	––	––
Stock subscription receivable	––	––	––	––	––	––
Stockholder contribution	––	––	––	1,025	––	1,025
Net loss	––	––	––	––	(1,452)	(1,452)
Balance as of September 30, 2025	1,000	$––	$––	1,025	$(1,452)	$(427)

See the accompanying notes to the financial statements.

F-7

AIAI HOLDINGS CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization, Formation and Description of Business

AIAI Holdings Corporation (the “Company”) was formed as a Delaware corporation on July 19, 2024 under the name MXLII Corporation. On November 3, 2025, MXLII Corporation amended its certificate of incorporation to change its legal name to AIAI Holdings Corporation. The Company was formed for the purpose of completing a direct equity listing and creating an AI-powered ecosystem through acquiring, integrating, and scaling companies that have high potential for increased operating results through the application of AI.

Financial Statement Preparation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“U.S. GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). The Condensed Balance Sheet as of December 31, 2024 has been derived from the audited financial statement.

Use of Estimates

The preparation of the accompanying financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results could differ from those estimates.

Commitments and Contingencies

The Company is not a party to any pending claims or legal proceedings and is not aware of any other claims that it believes could, individually or in the aggregate, have a material adverse effect on the Company’s financial position, results of operations or cash flows.

See Note 3. Transaction Advisory Costs for certain contingent fee arrangements that the Company has entered into with service providers.

2. Stockholders’ Equity

As of December 31, 2024 and September 30, 2025 (unaudited), the Company was authorized to issue 10,000,000 shares of common stock, par value $0.001 per share. No shares of common stock were outstanding as of December 31, 2024. On March 1, 2025, the Company issued 1,000 shares of common stock at par value in connection with a $1.00 stock subscription agreement entered with its sole stockholder.

3. Transaction Advisory Costs

In connection with the planned direct listing of the Company’s common equity on a U.S. stock exchange, the Company has incurred transaction advisory costs for legal, accounting advisory, valuation, and investor relations services during the nine months ended September 30, 2025. These costs were funded through capital contributions from the Company’s sole shareholder. Refer to Note 4, Related Party Transactions, for further discussion. To the extent that costs have been incurred but not yet remitted to third party vendors, unpaid amounts have been presented within Accrued liabilities on the condensed balance sheet as of September 30, 2025.

Additionally, the Company has engaged certain third-party service providers to provide transaction advisory services under contingent fee arrangements for which compensation will be become due upon the successful listing of the Company’s common equity on a U.S. stock exchange. Compensation for those services includes contingent fees ranging from $2.85 million to $10.85 million; of this amount $0.85 million is payable in cash with the remainder payable in common stock of the Company. Furthermore, the Company has entered into a contingent fee arrangement with a service provider under which the provider will receive a grant of common shares equal to 1% of the fully diluted shares outstanding as of the date of listing on a U.S. stock exchange.

The Company had no operations or expenses during the period from July 19, 2024 (inception) through September 30, 2024 (unaudited).

F-8

4. Related Party Transactions

In connection with transaction advisory costs incurred on its behalf, the Company received capital contributions totaling $1.025 million from an affiliated entity under common control of its sole shareholder as discussed in the Note 3 – Transaction Advisory Costs.

5. Employment Agreements

The Company had no employees as of December 31, 2024 or September 30, 2025 (unaudited). During the nine months ended September 30, 2025, the Company entered into employment agreements with certain executive officers which commence upon the effectiveness of a registration statement for the Company’s common stock. These executive officers will be entitled to stock-based compensation of $17 million granted upon the effectiveness of our registration statement, with one-third vesting upon listing and one-third vesting upon each of the two subsequent anniversary dates of the listing. In addition to equity awards, executive officers are entitled to annual cash compensation totaling $2.75 million and discretionary bonuses pursuant to their respective employment agreements.

6. Income Taxes

The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company has net operating loss carryforward deferred tax assets of $0.3 million as of September 30, 2025 (unaudited) which may be carried forward indefinitely. A full valuation allowance has been recorded on the operating loss carryforward deferred tax asset as of September 30, 2025.

7. Subsequent Events

The Company has evaluated subsequent events through November 22, 2025 the date at which the financial statements were issued and determined that there are no additional items to disclose.

F-9

C.C. CARLTON INDUSTRIES, LTD.

AUSTIN, TEXAS

Report of Independent Registered Public Accounting Firm

To the Partners

C.C. Carlton Industries, Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of C.C. Carlton Industries, Ltd., (the “Partnership”) as of December 31, 2024 and 2023, the related statements of income, changes in partners’ capital, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We have served as the Partnership’s auditor since 2023.

Dallas, Texas

November 21, 2025

F-10

C.C. CARLTON INDUSTRIES, LTD.

BALANCE SHEETS

December 31, 2024 and 2023

	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,545,465	$4,844,604
Accounts receivable
Contracts receivable	25,748,530	22,667,994
Retainage receivable - closed contracts	3,905,795	1,922,015

	29,654,325	24,590,009

Prepaid insurance	139,921	-
Contract assets classified as:
Costs and estimated earnings in excess of billings on contracts in progress	3,033,893	2,155,510
Retainage receivable - open contracts	11,245,319	9,325,757
Uninstalled materials	1,541,141	-

TOTAL CURRENT ASSETS	48,160,064	40,915,880

PROPERTY AND EQUIPMENT, NET	16,840,962	12,691,320

OTHER ASSETS
Due from related party	28,774	32,599
Finance right-of-use assets, net	12,166,664	9,039,897
Operating right-of-use assets, net	2,969,809	4,117,558

TOTAL ASSETS	$80,166,273	$66,797,254

See notes to financial statements.

F-11

C.C. CARLTON INDUSTRIES, LTD.

BALANCE SHEETS – continued

December 31, 2024 and 2023

	2024	2023
LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES
Accounts payable
Trade	$27,586,399	$26,178,502
Retainage payable - closed contracts	4,417,811	2,717,690

	32,004,210	28,896,192

Accrued expenses	288,145	141,569
Notes payable - current portion	384,401	846,251
Line of credit - current portion	327,505	2,539,818
Finance lease obligation - current maturities	5,932,508	2,522,629
Operating lease obligation - current maturities	1,347,349	1,259,698
Contract liabilities classified as:
Billings in excess of costs and estimated earnings on contracts in progress	4,762,905	1,674,775
Retainage payable - open contracts	3,663,369	2,413,095

	8,426,274	4,087,870

TOTAL CURRENT LIABILITIES	48,710,392	40,294,027

NONCURRENT LIABILITIES
Notes payable	677,888	88,930
Lines of credit	8,392,875	2,671,668
Noncurrent finance lease obligation	4,884,278	5,902,882
Noncurrent operating lease obligation	1,867,629	3,214,979

TOTAL LIABILITIES	64,533,062	52,172,486

PARTNERS’ CAPITAL
Limited Partner	15,090,739	14,117,289
General Partner	542,472	507,479
TOTAL PARTNERS’ CAPITAL	15,633,211	14,624,768

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$80,166,273	$66,797,254

See notes to financial statements.

F-12

C.C. CARLTON INDUSTRIES, LTD.

STATEMENTS OF INCOME

For the years ended December 31, 2024 and 2023

	2024	2023
INCOME
Revenue from contracts	$208,724,314	$180,400,330
Cost of contracts	176,107,764	157,830,813
GROSS PROFIT	32,616,550	22,569,517

OPERATING EXPENSES
General and administrative expenses	19,553,678	8,794,303
Loss on lease modifications	-	907,282
Gain on disposal of property and equipment	(6,996)	(155,552)
Provision for state taxes	122,289	97,368

INCOME FROM OPERATIONS	12,947,579	12,926,116

OTHER INCOME (EXPENSES)
Interest expense	(1,637,976)	(1,066,969)

NET INCOME	$11,309,603	$11,859,147

See notes to financial statements.

F-13

C.C. CARLTON INDUSTRIES, LTD.

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

For the years ended December 31, 2024 and 2023

Partner	Beginning Ownership %	Ending Ownership %	Capital January 1, 2024	Contributions	Net Income	Distributions and Withdrawals	Capital December 31, 2024
Limited Partner	96.26	96.26	$14,117,289	$-	$10,917,160	$(9,943,710)	$15,090,739
General Partner	3.74	3.74	507,479	-	392,443	(357,450)	542,472
			$14,624,768	$-	$11,309,603	$(10,301,160)	$15,633,211

Partner	Beginning Ownership %	Ending Ownership %	Capital January 1, 2023	Contributions	Net Income	Distributions and Withdrawals	Capital December 31, 2023
Limited Partner	96.26	96.26	$10,035,296	$-	$11,447,635	$(7,365,642)	$14,117,289
General Partner	3.74	3.74	360,743	-	411,512	(264,776)	507,479
			$10,396,039	$-	$11,859,147	$(7,630,418)	$14,624,768

See notes to financial statements.

F-14

C.C. CARLTON INDUSTRIES, LTD.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,309,603	$11,859,147
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,759,039	2,173,657
Amortization on finance right-of-use assets	1,905,954	1,581,725
Accounts receivable	(3,080,536)	(7,125,153)
Retainage receivable - closed contracts	(1,983,780)	(1,922,015)
(Gain) on disposal of property and equipment	(6,996)	(155,552)
Loss on lease modifications	-	907,282
Contract assets classified as:
Costs and estimated earnings in excess of billings on contracts in progress	(878,383)	(597,640)
Retainage receivable - open contracts	(1,919,562)	6,322,341
Uninstalled materials	(1,541,141)	-
Prepaid insurance	(139,921)	-
Accounts payable	1,295,947	5,979,339
Retainage payable - closed contracts	1,700,121	(3,283,194)
Accrued expenses	146,576	175,359
Contract liabilities classified as:
Billings in excess of costs and estimated earnings on contracts in progress	3,088,130	(667,884)
Retainage payable - open contracts	1,250,274	2,413,095

NET CASH PROVIDED BY OPERATING ACTIVITIES	13,905,325	17,660,507

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(5,928,342)	(3,126,334)
Proceeds from disposal of property and equipment	241,000	1,043,946
Issuance of related party note	(2,600,000)	(1,350,000)
Proceeds from related party note	2,600,000	1,350,000
Payments for related party transactions	(258,603)	(51,310)
Proceeds from related party transactions	262,428	18,711

NET CASH USED BY INVESTING ACTIVITIES	(5,683,517)	(2,114,987)

See notes to financial statements.

F-15

C.C. CARLTON INDUSTRIES, LTD.

STATEMENTS OF CASH FLOWS – continued

For the years ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on notes payable	(774,820)	(1,637,497)
Proceeds (repayments) on lines of credit, net	3,508,894	(8,803,518)
Repayment of finance leases	(2,953,861)	(2,606,412)
Distribution and withdrawals	(10,301,160)	(7,630,418)

NET CASH USED BY FINANCING ACTIVITIES	(10,520,947)	(20,677,845)

DECREASE IN CASH AND CASH EQUIVALENTS	(2,299,139)	(5,132,325)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,844,604	9,976,929

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,545,465	$4,844,604

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Interest	$1,641,808	$1,070,801

Taxes	$134,996	$97,368

Noncash transactions:

Right-of-use assets obtained in exchange for new finance lease liabilities	$5,345,136	$1,439,450

Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$509,321

Issuance of note payable for property and equipment	$901,928	$-

Transfer of finance lease to construction equipment	$312,415	$218,612

See notes to financial statements.

F-16

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

C.C. Carlton Industries, Ltd. (the “Partnership”) is a Texas limited partnership, governed by an agreement of limited partnership, as amended (the “Partnership Agreement”). Carlton GP, LLC (“GP”) is a Texas limited liability corporation, and C.C. Carlton Construction of Austin, Inc. (“Construction”) is an S-Corporation. As of and for the year ended December 31, 2023, GP and Construction owned 1.737% general partner interests in the Partnership. During the year ended December 31, 2024, Construction transferred its general partnership interest to GP. As of December 31, 2023, the sole limited partner (“Limited Partner”) owned a 96.526% interest in the Partnership and 100% of GP and Construction. As of December 31, 2024, the Limited Partner owned a 96.526% interest in the Partnership and a 99% interest in GP with an additional investor owning a 1% interest in GP. Subsequent to December 31, 2024, the Limited Partner transferred 12.3%, 15.1%, and 12.7% of its interests in the Partnership to three separate trusts, respectively.

The Partnership is engaged in the construction of site utilities, roads, bridges, and concrete structures in Texas.

Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Partnership Interests

Each partner’s ownership interest is represented by an individual capital account as provided for in the Partnership Agreement. Capital contributions, allocations of income, losses, distributions and any withdrawals are determined in accordance with the Partnership Agreement and based on each partner’s respective ownership percentage. The Partnership’s ownership interests are not unitized, there is no active or public market for such interests, and any transfers are subject to the approval and restrictions outlined in the Partnership Agreement.

Partner capital accounts fluctuate based on project performance, bonding capacity, and working capital needs as determined by management and the partners.

Presentation of Partners’ Equity

Partners’ equity is presented in the financial statements under the caption “Partners’ Capital.” Capital accounts for each partner class are shown individually, reflecting the respective share of capital contributions, allocated earnings, distributions, and any withdrawals in accordance with the Partnership Agreement. Since the Partnership has not issued ownership units or shares, no par value or number of units is assigned to partners’ equity. Changes in partners’ equity are presented in the statements of partners’ capital, consistent with the requirements of ASC 505, Equity.

F-17

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue Recognition

The Partnership recognizes revenue in accordance with ASC 606 whereby revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Partnership expects to be entitled to in exchange for those goods or services.

The Partnership primarily enters fixed-price customer contracts, with allowances for change orders, to provide civil construction and related services. The lengths of the Partnership’s contracts vary, typically lasting from six months to two years. Generally, each contract contains a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct, and the entire transaction price is attributed to that single performance obligation.

Subsequent to the inception of a contract, the transaction price could change due to executed or unapproved change orders, and unresolved contract modifications and/or claims. Changes are accounted for as an adjustment to the existing performance obligation. Changes are made to the transaction price to the extent the amount can be reasonably estimated and recovery is probable.

The Partnership’s performance obligations are satisfied over time because performance creates or enhances an asset that the customer controls as the asset is created or enhanced. Revenue is recognized over time as control is transferred to the customers by measuring the progress toward complete satisfaction of the performance obligation using an input (i.e., “cost to cost”) method. Under the cost to cost method, costs incurred to-date are generally the best depiction of transfer of control.

All contract costs are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined.

Contract Assets and Contract Liabilities

Contract assets include costs and estimated earnings in excess of amounts billed to customers as well as amounts due under contractual retention provisions. Costs and estimated earnings in excess of billings represent amounts earned and reimbursable under contracts and have a conditional right for billing and payment such as achievement of milestones or completion of the project. Generally, such unbilled amounts will become billable according to the contract terms and generally will be billed and collected over the next twelve months. Contracts include retention provisions to provide assurance to customers that the Partnership will perform in accordance with the contract terms and are not considered a financing benefit under ASC 606. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project work by the customer.

Contract liabilities consist of billings in excess of costs and estimated earnings, net of the related contract retention. Billings in excess of costs and estimated earnings are billings to customers on contracts in advance of work performed. Generally, unearned project-related costs will be earned over the next twelve months. Provisions for losses are recognized for the amount of total estimated losses in the period that evidence indicates that the estimated total cost of a performance obligation exceeds its estimated total revenue; there were no material provisions for losses as of December 31, 2024, and 2023.

F-18

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Cash and Cash Equivalents

Cash equivalents are securities having maturities of three months or less from the date of purchase. The Partnership had no cash equivalents at December 31, 2024, or 2023. From time to time, the Partnership’s balances may exceed FDIC insured limits; however, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable includes billed and unbilled amounts for services provided to customers for which the Partnership has an unconditional right to payment. The Partnership provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions adjusted for current conditions and reasonable and supportable forecasts. Receivables are due thirty days after the date of the invoice with retentions due thirty days after completion of the project and acceptance by the owner. Credit loss expense and allowance related to doubtful accounts receivable where collectability is not reasonably assured was $0 as of and for the periods ended December 31, 2024, and 2023.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable and contract assets. Cash and cash equivalents are held by more than one high credit quality financial institution.

As of December 31, 2024, there was one customer who accounted for approximately 12% of total accounts receivable. As of December 31, 2024, there were no customers who accounted for over 10% of total contract assets. For the year ending December 31, 2024, one customer represented approximately 10% of total revenue

As of December 31, 2023, two customers accounted for approximately 10% and 12% of total accounts receivable, respectively. As of December 31, 2023, there were no customers who accounted for over 10% of total contract assets. One of the same customers represented approximately 10% of total revenue for the year ending December 31, 2023.

Income and Franchise Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the financial statements.

The State of Texas franchise tax is calculated based on the gross margin times the applicable state tax rate subject to certain provisions and adjustments. Amounts incurred but not yet paid are recorded in accrued expenses on the balance sheets.

F-19

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to expense on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or respective estimated useful lives. Expenditures for maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related costs and accumulated depreciation are removed from the balance sheets, and any resulting gains or losses are recognized in the statements of income.

Categories of assets and their useful lives are as follows:

Asset Class	Estimated Useful Life
Buildings and improvements	15 – 40 years
Construction equipment	5 – 10 years
Transportation equipment	5 – 7 years
Furniture & fixtures	5 – 7 years
Office equipment	5 – 7 years
Leasehold improvements	Lesser of useful life or lease term

Summary of Property and Equipment is as follows:

December 31, 2024
Category	Cost	Accumulated Depreciation	Net Book Value
Land	$365,000	$-	$365,000
Construction equipment	23,582,267	(9,302,271)	14,279,996
Transportation equipment	1,847,834	(1,178,089)	669,745
Furniture & fixtures	28,799	(28,799)	-
Office equipment	255,390	(214,267)	41,123
Leasehold improvements	1,535,131	(50,033)	1,485,098
Total	$27,614,421	$(10,773,459)	$16,840,962

December 31, 2023
Category	Cost	Accumulated Depreciation	Net Book Value
Construction equipment	$17,354,224	$(6,986,605)	$10,367,619
Transportation equipment	1,804,334	(1,009,752)	794,582
Furniture & fixtures	28,799	(28,799)	-
Office equipment	255,390	(196,736)	58,654
Leasehold improvements	744,300	(19,421)	724,879
Construction in progress	745,586	-	745,586
Total	$20,932,633	$(8,241,313)	$12,691,320

F-20

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Property and Equipment – continued

Long-Lived Asset Impairment

The Partnership evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset are less than the carrying amount of the asset, the asset cost is adjusted to fair value, and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No long-lived asset impairment was recognized during the years ended December 31, 2024, and 2023.

Uninstalled Materials

Uninstalled materials consist of certain materials purchased for uncompleted customer contracts that have not yet been delivered to the jobsite. These materials are valued at the purchased cost using the specific identification method. Costs incurred in the period for materials, to which title is held, and will be installed as a part of future activity on contracts, are reported as a separate line item on the balance sheets as a part of contract assets.

Imputed Interest

As further described in Note F – Debt, the Partnership entered several equipment purchases in exchange for notes with maturities extending through 2028. The notes had stated interest rates of zero or near zero. The Partnership, in accordance with ASC 835, Interest, adjusted the stated amount of the notes to approximate the then current cash sales price of the equipment by imputing interest using a market rate. Each equipment purchase was recorded at its present value, with the difference between the face value of the notes and the present value recorded as a note discount. This notes discount is being amortized over the life of the notes using the effective interest method. The notes discount is $69,784 and $26,399 as of December 31, 2024, and 2023, respectively, and is presented on the balance sheets as a direct deduction from the carrying amount of the related notes.

Leases

The Partnership records leases in accordance with ASC 842, Leases. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of the contract and when the terms of an existing contract are changed. The Partnership determines lease classification as operating or finance and recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, generally discounted using the borrowing rate on the Partnership’s secured line of credit as the implicit rate is not readily determinable on the Partnership’s leases. The ROU asset equals the lease liability at lease commencement as there are not significant indirect direct costs, prepaid or deferred rent, or lease incentives. Generally, the Partnership’s lease contracts do not have the option to extend or renew. The Partnership does not have any material leases with residual value guarantees or restrictive covenants. Lease payments are generally fixed over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

The Partnership has elected to not record leases with an initial term of 12 months or less on the balance sheets. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

F-21

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Partnership’s ROU assets related to finance lease arrangements are amortized over the estimated useful life of the asset as ownership of the leased asset transfers to the Partnership by the end of the lease term, or the Partnership is reasonably certain to exercise a purchase option. Amortization expense for finance lease ROU assets is recognized on a straight-line basis and is included in cost of contracts on statements of income. Interest expense on finance lease liabilities is recognized separately from the amortization of the ROU asset and is included in interest expense on the statements of income.

During the year ended December 31, 2023, certain buy-out options were not exercised by the Partnership on expiring finance leases for which the Partnership determined at the commencement of the lease that exercise of the purchase options were reasonably certain. The removal of the ROU assets and lease liabilities resulted in a loss of $907,282, which is recorded in loss on lease modifications within the statement of income.

Advertising Expense

The Partnership expenses advertising costs as incurred in accordance with ASC 720, Other Expenses. Advertising expenses primarily include marketing materials, digital and print media campaigns, promotional activities, and outreach efforts that support project acquisition and brand development. Advertising expense totaled $1,606,703 and $1,393,155 for the years ended December 31, 2024 and 2023, respectively. The Partnership does not capitalize advertising costs, as such amounts do not meet the criteria for capitalization under U.S. GAAP.

Commitments and Contingencies – Legal Proceedings

The Partnership is subject to various claims and legal proceedings that arise in the ordinary course of business. Management is not aware of any pending or threatened litigation, claims, or assessments that are expected to have a material adverse effect on the Partnership’s financial position, results of operations, or cash flows. The total liabilities for legal proceedings were immaterial as of December 31, 2024, and 2023.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to observable inputs (Level 1) and the lowest priority to unobservable inputs (Level 3).

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 – Unobservable inputs for the asset or liability that rely on the Partnership’s own assumptions.

As of December 31, 2024, and 2023, the Partnership did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. Accordingly, no fair value hierarchy table has been presented. The carrying amounts of financial instruments such as cash, receivables, and payables approximate their fair values due to the short-term nature of these instruments. The fair value of the Partnership’s debt instruments approximate their carrying value due to variable interest rates, relatively short maturities, or how recent the debt was entered. The interest rates on the Partnership’s borrowings are consistent with current market rates available for similar instruments.

F-22

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recently Adopted Accounting Standards

The Partnership has adopted all accounting standards that were effective for public business entities as of January 1, 2023.

The adoption of these standards did not have a material impact on the Partnership’s financial statements but resulted in enhanced disclosures.

Effective January 1, 2024, the Partnership adopted Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update, issued by the Financial Accounting Standards Board (“FASB”) in November 2023, requires enhanced disclosures about significant segment expenses that are regularly provided to the CODM. The Partnership applied this guidance retrospectively. Adoption of this update did not have a material impact on the Partnership’s financial position, results of operations, or cash flows, but resulted in expanded segment disclosures presented in Note A – Summary of Significant Accounting Policies – Segment Reporting.

Accounting Standards Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires that a public business entity disclose detailed information about types of expense. Specifically, a public business entity would disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(d). In addition, a public business entity should include certain amounts that are already required to be disclosed under current U.S. GAAP in the same disclosure as the other disaggregation requirements. A public business entity would also disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the total amounts of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. For public business entities, the new guidance is effective for annual periods beginning after December 15, 2026. Early adoption is permitted. The new guidance should be applied either prospectively to financial statements issued after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Partnership is evaluating the impact of the new guidance.

The Partnership does not expect the adoption of this update, or any other recently issued but not yet effective accounting pronouncements, to have a material effect on the Partnership’s financial statements.

Segment Reporting

The Partnership operates as a single operating segment engaged in providing construction and related services to public and private sector clients. The Partnership’s reportable segment is determined by Craig Carlton, Manager of GP and Benjamin Lyon, CEO, the executive management team, which is designated as the Chief Operating Decision Maker (“CODM”), based upon information provided about the Partnership’s operations. The segment is also distinguished by the level of information provided to the CODM, which uses net income to review performance and allocate resources. The nature of the Partnership’s operations, the types of customers served, and the methods used to deliver services are substantially similar across all projects. Accordingly, management has determined that the Partnership has one reportable segment under Accounting Standards Codification (ASC) 280, Segment Reporting. Segment accounting policies are the same as those described in Note A – Summary of Significant Accounting Policies.

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C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE B - REVENUE FROM CONTRACTS WITH CUSTOMERS

Remaining Performance Obligations

As of December 31, 2024, and 2023, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied, or partially unsatisfied, was approximately $131,868,357 and $124,026,042, respectively. The Partnership expects to recognize unearned revenue at December 31, 2024, as follows:

Expected Timing of Revenue Recognition	Amount
Within 12 months	$116,044,154
13 to 24 months	10,549,469
Beyond 24 months	5,274,734
Total	$131,868,357

Amounts disclosed above represent management’s best estimate based on current contract schedules and anticipated project progress. Actual timing of revenue recognition may vary due to changes in project scope, performance, or customer requirements.

Contract Estimates

Accounting for long-term contracts with customers involves estimating total transaction price, total estimated costs at completion, and progress toward satisfaction of performance obligations which are used to recognize revenue earned. Unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. Total estimated costs at completion can be impacted by changes in productivity, scheduling, labor costs, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion and push the timing and amount of revenue recognition.

To the extent that original cost estimates are modified, estimated costs to complete the increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of the Partnership’s contracts gives rise to several types of variable consideration that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which the Partnership has an enforceable right to compensation or obligation for a reduction, which can result in increases or decreases to a contract’s transaction price. The effect of a change in variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis.

Contract modifications can result in contract specifications or requirements that either create new or changes existing enforceable rights and obligations of the parties to the contract. The Partnership considers unapproved change orders to be contract modifications for which customers have agreed to changes in the scope of the contract but have not agreed to the price.

The Partnership considers claims to be contract modifications for which the Partnership has sought, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no contractual agreement with the customer for changes in either the scope or price of the contract. Claims can also be caused by non-customer-caused changes, such as weather delays, work stoppages or other unanticipated events.

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C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE B - REVENUE FROM CONTRACTS WITH CUSTOMERS – continued

Contract Estimates - continued

Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. Contract modifications are generally for goods or services that are not distinct and, therefore, are accounted for as a part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

Disaggregation of Revenue

The Partnership’s customers are either in the public or private sector. The public sector primarily includes projects for federal, state, and municipal agencies involving infrastructure and public works construction. The private sector primarily includes commercial and industrial development projects with private clients.

The following table presents the Partnership’s revenue disaggregated by customer type.

Year Ended December 31	Public Sector Contracts	Private Sector Contracts	Total Revenue
2024	$175,848,458	$32,875,856	$208,724,314
2023	$129,446,875	$50,953,455	$180,400,330

As of December 31, 2024, and 2023, the status of uncompleted contracts is summarized as follows:

	2024	2023

Contract assets and liabilities classified as:
Costs and estimated earnings in excess of billings on contracts in progress	$(3,033,893)	$(2,155,510)
Billings in excess of costs and estimated earnings on contracts in progress	4,762,905	1,674,775
	$1,729,012	$(480,735)

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C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE B - REVENUE FROM CONTRACTS WITH CUSTOMERS – continued

Disaggregation of Revenue - continued

As work is performed, revenue is recognized, and the corresponding contract liabilities are reduced. During the years ended December 31, 2024, and 2023, the Partnership recognized revenue of $1,674,775 and $2,342,659, respectively, that was included in the contract liability balances at December 31, 2023, and 2022, respectively.

Contract claims and unapproved change orders included in contract assets and liabilities on uncompleted contracts at December 31, 2024, and 2023 were not material.

NOTE C – RELATED PARTY

The Partnership entered into the following transactions with related parties as of and for the years ended December 31, 2024, and 2023:

Limited Partner Loans and Transactions

In April 2024, the Partnership loaned $1,350,000 to the Limited Partner under a short-term promissory note. Interest income received and recognized on the note during the year ended December 31, 2024, was not material.

In July 2023, the Partnership loaned $500,000 to the Limited Partner under a short-term promissory note. The Limited Partner repaid the note and accrued interest during 2023. Total interest income received and recognized on the note during the year ended December 31, 2023, was not material.

The Partnership engaged in other short-term borrowings with the Limited Partner which are ultimately settled in cash and included in due from related party in the balance sheets.

Related Party Leases

The Partnership leases real estate used for construction equipment storage and operations from five companies, which are all under common control of the Limited Partner. The leases are classified as operating leases. Lease expense recognized under these arrangements was $1,337,755 and $1,285,027 for the years ended December 31, 2024, and 2023, respectively. Required lease information under ASC 842 is presented in NOTE D – Leases.

NOTE D – LEASES

The Partnership enters into lease arrangements primarily for office facilities, equipment, and vehicles used in construction operations. The Partnership’s lease portfolio consists of both operating and finance leases with varying terms, generally ranging from one to ten years. Lease agreements for office and yard facilities are typically operating leases, while equipment and vehicle leases are generally classified as finance leases.

Lease cost is as follows:

	For the year ended	For the year ended
	December 31, 2024	December 31, 2023

Operating lease cost	$1,337,755	$1,285,027
Finance lease cost	2,741,782	2,159,989
	$4,079,537	$3,445,016

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C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE D – LEASES - continued

Cash paid for amounts included in the measurement of lease obligations are as follows:

	For the year ended	For the year ended
	December 31, 2024	December 31, 2023

Cash flows from operating leases	$1,449,705	$1,250,873
Cash flows from finance leases	2,953,861	2,606,412
	$4,403,566	$3,857,285

Additional lease information is as follows:

	December 31, 2024	December 31, 2023

Weighted-average remaining lease term - operating leases	2.95	3.71
Weighted-average remaining lease term - finance leases	1.52	1.70
Weighted-average discount rate - operating leases	4.91%	4.83%
Weighted-average discount rate - finance leases	7.80%	6.38%

The aggregate annual lease obligations as of December 31, 2024 are as follows:

	Operating Leases	Finance Leases

2025	$1,476,415	$6,586,079
2026	1,194,639	2,227,771
2027	322,094	3,111,973
2028	209,724	-
2029	159,404	-
Thereafter	109,753	-
	3,472,029	11,925,823
Less imputed interest	(257,051)	(1,109,037)
Net lease obligation	$3,214,978	$10,816,786

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C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE E – DEBT

As of December 31, 2024 and 2023, the Partnership had the following notes payable:

	2024	2023

Note payable due in monthly installments of $80,621, at 0.00% stated interest, 6.5% imputed rate, maturing August 2024, secured by certain equipment of the Partnership. The note was paid in full during the year ended December 31, 2024.	$-	$293,776

Note payable due in monthly installments of $2,925, at 0.00% stated interest, 4.25% imputed rate, maturing April 2025, secured by certain equipment of the Partnership. The note was paid in full during the year ended December 31, 2024.	-	46,815

Note payable due in monthly installments of $2,926, at 0.00% stated interest, 4.25% imputed rate, maturing April 2025, secured by certain equipment of the Partnership. The note was paid in full during the year ended December 31, 2024.	-	46,797

Note payable due in monthly installments of $12,169, at 1.99% stated interest, 4.25% imputed rate, maturing June 2025, secured by certain equipment of the Partnership. The note was paid in full during the year ended December 31, 2024.	-	215,635

Note payable due in monthly installments of $15,121, at 0.90% stated interest, 4.25% imputed interest, , maturing June 2025, secured by certain equipment of the Partnership.	94,294	270,247

Note payable due in monthly installments of $2,948, at 0.00% stated interest, 4.25% imputed interest, maturing June 2025, secured by certain equipment of the Partnership.	27,663	61,911

Note payable due in monthly installments of $13,195, at 0.00% stated interest, 8.75% imputed interest, maturing October 2028, secured by certain equipment of the Partnership.	632,803	-

Note payable due in monthly installments of $8,676, at 0.00% stated interest, 8.75% imputed interest, maturing October 2027, secured by certain equipment of the Partnership.	307,529	-

	1,062,289	935,181
Less current portion	(384,401)	(846,251)

	$677,888	$88,930

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C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE F – DEBT – continued

Future maturities of long-term debt for the years following December 31, 2024 are as follows:

2025	$384,401
2026	262,444
2027	257,652
2028	157,792
Thereafter	-

$1,062,289

The Partnership maintains a revolving credit note agreement with a financial institution which is secured by the Partnership’s property and equipment. The line originated on December 16, 2022, with an initial maximum availability of $8,015,004, and maturing on December 15, 2025. Payments on principal are required only to the extent the outstanding balance is greater than the maximum availability, which is reduced annually based on the terms of the revolving credit note agreement. As of December 31, 2023, the maximum availability was $5,343,336, of which $5,211,486 was outstanding. Approximately $2,539,818 was required to be repaid in 2024 and is classified as current on the balance sheet as of December 31, 2023. On July 24, 2024, the Line was amended with a maximum availability of $14,100,030 and maturing on January 24, 2028. As of December 31, 2024, the maximum availability was $12,421,455, of which $8,720,380 was outstanding. Approximately $327,505 is required to be repaid in 2025 and is classified as current on the balance sheet as of December 31, 2024. The Line bears interest at the prime rate plus one percent (as defined in the revolving credit note agreement). The effective interest rate was approximately 8.2% and 8.1% for the years ended December 31, 2024, and 2023, respectively.

The Partnership maintains a revolving line of credit with a financial institution. The line originated on November 12, 2018, and matures on December 26, 2026, as amended, and bears interest at the Wall Street Journal’s prime rate plus 0.50%. At December 31, 2024, and 2023, $8,000,000 was available to borrow with no amounts outstanding.

Partnership must maintain a minimum current ratio, minimum net worth, and maximum leverage (as defined in the revolving note and revolving line agreements). As of December 31, 2024, and 2023, there were no debt covenant violations.

NOTE G – SUBSEQUENT EVENTS

Subsequent events have been evaluated through November 21, 2025, which is the date the financial statements were issued.

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C.C. CARLTON INDUSTRIES, LTD.

AUSTIN, TEXAS

UNAUDITED CONDENSED FINANCIAL STATEMENTS

F-30

C.C. CARLTON INDUSTRIES, LTD.

CONDENSED BALANCE SHEETS

	As of
	September 30, 2025 (Unaudited)	As of December 31, 2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$873,196	$2,545,465
Accounts receivable, net
Contracts receivable	36,509,768	25,748,530
Retainage receivable - closed contracts	4,593,928	3,905,795
	41,103,696	29,654,325

Prepaids and other current assets	-	139,921
Contract assets classified as:
Costs and estimated earnings in excess of billings on contracts in progress	1,225,529	3,033,893
Retainage receivable - open contracts	10,515,934	11,245,319
Uninstalled materials	-	1,541,141

TOTAL CURRENT ASSETS	53,718,355	48,160,064

PROPERTY AND EQUIPMENT, NET	21,735,259	16,840,962

OTHER ASSETS
Due from related party	1,543,197	28,774
Finance right-of-use assets, net	6,074,208	12,166,664
Operating right-of-use assets, net	2,069,326	2,969,809

TOTAL ASSETS	$85,140,345	$80,166,273

See notes to financial statements.

F-31

C.C. CARLTON INDUSTRIES, LTD.

CONDENSED BALANCE SHEETS – continued

	As of
	September 30, 2025 (Unaudited)	As of December 31, 2024
LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES
Accounts payable
Trade	$36,344,130	$27,586,399
Retainage payable - closed contracts	4,698,882	4,417,811
	41,043,012	32,004,210

Accrued expenses	682,802	288,145
Notes payable - current portion	1,691,510	384,401
Line of credit - current portion	-	327,505
Finance lease obligation - current maturities	2,241,082	5,932,508
Operating lease obligation - current maturities	1,448,854	1,347,349
Contract liabilities classified as:
Billings in excess of costs and estimated earnings on contracts in progress	2,877,108	4,762,905
Retainage payable - open contracts	6,229,917	3,663,369
	9,107,025	8,426,274

TOTAL CURRENT LIABILITIES	56,214,285	48,710,392

NONCURRENT LIABILITIES
Notes payable	2,647,427	677,888
Lines of credit	5,000,000	8,392,875
Noncurrent finance lease obligation	3,006,737	4,884,278
Noncurrent operating lease obligation	743,682	1,867,629

TOTAL LIABILITIES	67,612,131	64,533,062

PARTNERS’ CAPITAL
Limited Partner	16,912,984	15,090,739
General Partner	615,230	542,472
TOTAL PARTNERS’ CAPITAL	17,528,214	15,633,211

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$85,140,345	$80,166,273

See notes to financial statements.

F-32

C.C. CARLTON INDUSTRIES, LTD.

CONDENSED STATEMENTS OF INCOME (Unaudited)

For the nine months ended September 30, 2025 and 2024

	2025	2024
INCOME
Revenue from contracts	$192,358,589	$160,156,984
Cost of contracts	167,813,640	135,194,017
GROSS PROFIT	24,544,949	24,962,967

OPERATING EXPENSES
General and administrative expenses	17,200,502	16,246,835
(Gain) loss on disposal of property and equipment	34,985	(20,438)
Provision for state taxes	190,000	122,289

INCOME FROM OPERATIONS	7,119,462	8,614,281

OTHER INCOME (EXPENSES)
Interest expense	(526,927)	(1,095,646)

NET INCOME	$6,592,535	$7,518,635

See notes to financial statements.

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C.C. CARLTON INDUSTRIES, LTD.

CONDENSED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL (Unaudited)

For the nine months ended September 30, 2025 and 2024

Partner	Beginning Ownership %	Ending Ownership %	Capital January 1, 2025	Contributions	Net Income	Distributions and Withdrawals	Capital September 30, 2025
Limited Partner	96.26	96.26	$15,090,739	$-	$6,345,974	$(4,523,729)	$16,912,984
General Partner	3.47	3.74	542,472	-	246,561	(173,803)	615,230
			$15,633,211	$-	$6,592,535	$(4,697,532)	$17,528,214

Partner	Beginning Ownership %	Ending Ownership %	Capital January 1, 2024	Contributions	Net Income	Distributions and Withdrawals	Capital September 30, 2024
Limited Partner	96.26	96.26	$14,117,289	$-	$7,237,438	$(9,400,486)	$11,954,241
General Partner	3.47	3.74	507,479	-	281,197	(361,182)	427,494
			$14,624,768	$-	$7,518,635	$(9,761,668)	$12,381,735

See notes to financial statements.

F-34

C.C. CARLTON INDUSTRIES, LTD.

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

For the nine months ended September 30, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,592,535	$7,518,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,624,059	2,039,642
Amortization on finance right-of-use assets	1,098,218	1,330,079
Accounts receivable	(10,761,238)	(5,421,901)
Retainage receivable - closed contracts	631,657	(1,353,484)
(Gain) loss on disposal of property and equipment	34,985	(20,438)
Contract assets classified as:
Costs and estimated earnings in excess of billings on contracts in progress	1,808,364	131,532
Retainage receivable - open contracts	2,622,595	(3,929,200)
Uninstalled materials	1,541,141	(172,118)
Prepaid insurance	139,921	-
Accounts payable	8,635,772	8,076,023
Retainage payable - closed contracts	360,025	(199,529)
Accrued expenses	394,657	107,731
Contract liabilities classified as:
Billings in excess of costs and estimated earnings on contracts in progress	(5,098,797)	1,710,096
Retainage payable - open contracts	2,487,594	2,451,326

NET CASH PROVIDED BY OPERATING ACTIVITIES	$13,111,488	$12,268,394

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	105,030	241,000
Purchase of property and equipment	(1,823,359)	(4,727,021)
Issuance of related party note	(2,600,000)	(1,350,000)
Proceeds from related party note	1,200,000	100,000
Payments for related party transactions	(127,423)	(176,106)
Proceeds from related party transactions	13,000	186,016

NET CASH USED BY INVESTING ACTIVITIES	(3,232,752)	(5,726,111)

See notes to financial statements.

F-35

C.C. CARLTON INDUSTRIES, LTD.

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited) – continued

For the nine months ended September 30, 2025 and 2024

	2025	2024
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on notes payable	(1,243,048)	(838,069)
Proceeds (repayments) on lines of credit, net	(3,720,380)	1,656,463
Repayment of finance leases	(1,890,045)	(2,204,430)
Distribution and withdrawals	(4,697,532)	(9,761,668)

NET CASH USED BY FINANCING ACTIVITIES	(11,551,005)	(11,147,704)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,672,269)	(4,605,421)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,545,465	4,844,604

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$873,196	$239,183

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:

Interest	$530,759	$1,099,478

Taxes	$202,707	$109,582

Noncash transactions:

Issuance of note payable for property and equipment	$4,519,696	$945,669

Transfer of finance lease to construction equipment	$4,994,238	$417,185

See notes to financial statements.

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C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

C.C. Carlton Industries, Ltd. (the “Partnership”) is a Texas limited partnership, governed by an agreement of limited partnership, as amended (the “Partnership Agreement”). Carlton GP, LLC (“GP”) is a Texas limited liability corporation, and C.C. Carlton Construction of Austin, Inc. (“Construction”) is an S-Corporation. As of and for the year ended December 31, 2023, GP and Construction owned 1.737% general partner interests in the Partnership. During the year ended December 31, 2024, Construction transferred its general partnership interest to GP. As of December 31, 2023, the sole limited partner (“Limited Partner”) owned a 96.526% interest in the Partnership and 100% of GP and Construction. As of December 31, 2024, the Limited Partner owned a 96.526% interest in the Partnership and a 99% interest in GP with an additional investor owning a 1% interest in GP. During the nine months ended September 30, 2025, the Limited Partner transferred 12.3%, 15.1%, and 12.7% of its interests in the Partnership to three separate trusts, respectively.

The Partnership is engaged in the construction of site utilities, roads, bridges, and concrete structures in Texas.

Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The December 31, 2024 condensed balance sheet is derived from the audited financial statements.

Partnership Interests

Each partner’s ownership interest is represented by an individual capital account as provided for in the Partnership Agreement. Capital contributions, allocations of income, losses, distributions and any withdrawals are determined in accordance with the Partnership Agreement and based on each partner’s respective ownership percentage. The Partnership’s ownership interests are not unitized, there is no active or public market for such interests, and any transfers are subject to the approval and restrictions outlined in the Partnership Agreement.

Partner capital accounts fluctuate based on project performance, bonding capacity, and working capital needs as determined by management and the partners.

Presentation of Partners’ Equity

Partners’ equity is presented in the financial statements under the caption “Partners’ Capital.” Capital accounts for each partner class are shown individually, reflecting the respective share of capital contributions, allocated earnings, distributions, and any withdrawals in accordance with the Partnership Agreement. Since the Partnership has not issued ownership units or shares, no par value or number of units is assigned to partners’ equity. Changes in partners’ equity are presented in the statements of partners’ capital, consistent with the requirements of ASC 505, Equity.

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C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue Recognition

The Partnership recognizes revenue in accordance with ASC 606 whereby revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Partnership expects to be entitled to in exchange for those goods or services.

The Partnership primarily enters fixed-price customer contracts, with allowances for change orders, to provide civil construction and related services. The lengths of the Partnership’s contracts vary, typically lasting from six months to two years. Generally, each contract contains a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct, and the entire transaction price is attributed to that single performance obligation.

Subsequent to the inception of a contract, the transaction price could change due to executed or unapproved change orders, and unresolved contract modifications and/or claims. Changes are accounted for as an adjustment to the existing performance obligation. Changes are made to the transaction price to the extent the amount can be reasonably estimated and recovery is probable.

The Partnership’s performance obligations are satisfied over time because performance creates or enhances an asset that the customer controls as the asset is created or enhanced. Revenue is recognized over time as control is transferred to the customers by measuring the progress toward complete satisfaction of the performance obligation using an input (i.e., “cost to cost”) method. Under the cost to cost method, costs incurred to-date are generally the best depiction of transfer of control.

All contract costs are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined.

Contract Assets and Contract Liabilities

Contract assets include costs and estimated earnings in excess of amounts billed to customers as well as amounts due under contractual retention provisions. Costs and estimated earnings in excess of billings represent amounts earned and reimbursable under contracts and have a conditional right for billing and payment such as achievement of milestones or completion of the project. Generally, such unbilled amounts will become billable according to the contract terms and generally will be billed and collected over the next twelve months. Contracts include retention provisions to provide assurance to customers that the Partnership will perform in accordance with the contract terms and are not considered a financing benefit under ASC 606. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project work by the customer.

Contract liabilities consist of billings in excess of costs and estimated earnings, net of the related contract retention. Billings in excess of costs and estimated earnings are billings to customers on contracts in advance of work performed. Generally, unearned project-related costs will be earned over the next twelve months. Provisions for losses are recognized for the amount of total estimated losses in the period that evidence indicates that the estimated total cost of a performance obligation exceeds its estimated total revenue; there were no material provisions for losses as of September 30, 2025, and December 31, 2024.

Cash and Cash Equivalents

Cash equivalents are securities having maturities of three months or less from the date of purchase. The Partnership had no cash equivalents at September 30, 2025 or December 31, 2024. From time to time, the Partnership’s balances may exceed FDIC insured limits; however, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents

F-38

C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounts Receivable

Accounts receivable includes billed and unbilled amounts for services provided to customers for which the Partnership has an unconditional right to payment. The Partnership provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions adjusted for current conditions and reasonable and supportable forecasts. Receivables are due thirty days after the date of the invoice with retentions due thirty days after completion of the project and acceptance by the owner. Credit loss expense and allowance related to doubtful accounts receivable where collectability is not reasonably assured was $0 as of and for the periods ended September 30, 2025 and December 31,2024.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable and contract assets. Cash and cash equivalents are held by more than one high credit quality financial institution.

As of September 30, 2025, there was one customer who accounted for approximately 10% of total accounts receivable. As of December 31, 2024, there was one customer who accounted for approximately 12% of total accounts receivable.

As of September 30, 2025, and December 31, 2024, there were no customers who accounted for over 10% of total contract assets.

For the period ending September 30, 2025, there were no customers who accounted for over 10% of total revenue. For the period ending September 30, 2024, there was one customer that represented approximately 14% of total revenue.

Income and Franchise Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the financial statements.

The State of Texas franchise tax is calculated based on the gross margin times the applicable state tax rate subject to certain provisions and adjustments. Amounts incurred but not yet paid are recorded in accrued expenses on the condensed balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to expense on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or respective estimated useful lives. Expenditures for maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related costs and accumulated depreciation are removed from the condensed balance sheets, and any resulting gains or losses are recognized in the condensed statements of income.

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C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Property and Equipment - continued

Categories of assets and their useful lives are as follows:

Asset Class	Estimated Useful Life
Buildings and improvements	15 – 40 years
Construction equipment	5 – 10 years
Transportation equipment	5 – 7 years
Furniture & fixtures	5 – 7 years
Office equipment	5 – 7 years
Leasehold improvements	Lesser of useful life or lease term

Summary of Property and Equipment is as follows:

September 30, 2025
Category	Cost	Accumulated Depreciation	Net Book Value
Land	365,000	$-	$365,000
Construction equipment	30,400,951	(11,497,747)	18,903,204
Transportation equipment	2,330,097	(1,324,416)	1,005,681
Furniture & fixtures	28,799	(28,799)	-
Office equipment	255,390	(224,548)	30,842
Leasehold improvements	1,535,131	(104,599)	1,430,532
Total	$34,915,368	$(13,180,109)	$21,735,259

December 31, 2024
Category	Cost	Accumulated Depreciation	Net Book Value
Land	$365,000	$-	$365,000
Construction equipment	23,582,267	(9,302,271)	14,279,996
Transportation equipment	1,847,834	(1,178,089)	669,745
Furniture & fixtures	28,799	(28,799)	-
Office equipment	255,390	(214,267)	41,123
Leasehold improvements	1,535,131	(50,033)	1,485,098
Total	$27,614,421	$(10,773,459)	$16,840,962

F-40

C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Long-Lived Asset Impairment

The Partnership evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset are less than the carrying amount of the asset, the asset cost is adjusted to fair value, and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No long-lived asset impairment was recognized during the periods ended September 30, 2025, and September 30, 2024.

Uninstalled Materials

Uninstalled materials consist of certain materials purchased for uncompleted customer contracts that have not yet been delivered to the jobsite. These materials are valued at the purchased cost using the specific identification method. Costs incurred in the period for materials, to which title is held, and will be installed as a part of future activity on contracts, are reported as a separate line item on the condensed balance sheets as a part of contract assets.

Imputed Interest

As further described in Note E – Debt, the Partnership entered several equipment purchases in exchange for notes with maturities extending through 2028. The notes had stated interest rates of zero or near zero. The Partnership, in accordance with ASC 835, Interest, adjusted the stated amount of the notes to approximate the then current cash sales price of the equipment by imputing interest using a market rate. Each equipment purchase was recorded at its present value, with the difference between the face value of the notes and the present value recorded as a note discount. This notes discount is being amortized over the life of the notes using the effective interest method. The notes discount was $600,595 and $69,784 as of September 30, 2025, and December 31, 2024, respectively, and is presented on the balance sheets as a direct deduction from the carrying amount of the related notes.

Leases

The Partnership records leases in accordance with ASC 842, Leases. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of the contract and when the terms of an existing contract are changed. The Partnership determines lease classification as operating or finance and recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, generally discounted using the prime rate or the borrowing rate on the Partnership’s secured line of credit as the implicit rate is not readily determinable on the Partnership’s leases. The ROU asset equals the lease liability at lease commencement as there are not significant indirect direct costs, prepaid or deferred rent, or lease incentives. Generally, the Partnership’s lease contracts do not have the option to extend or renew. The Partnership does not have any material leases with residual value guarantees or restrictive covenants. Lease payments are generally fixed over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

The Partnership has elected not to record leases with an initial term of 12 months or less on the condensed balance sheets. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

The Partnership’s ROU assets related to finance lease arrangements are amortized over the estimated useful life of the asset as ownership of the leased asset transfers to the Partnership by the end of the lease term, or the Partnership is reasonably certain to exercise a purchase option. Amortization expense for finance lease ROU assets is recognized on a straight-line basis and is included in cost of contracts on the condensed statements of income. Interest expense on finance lease liabilities is recognized separately from the amortization of the ROU asset and is included in interest expense on the condensed statements of income.

Advertising Expense

The Partnership expenses advertising costs as incurred in accordance with ASC 720, Other Expenses. Advertising expenses consist primarily of marketing materials, digital and print media campaigns, promotional events, and bid-related outreach efforts supporting project acquisition. Advertising expense totaled $788,606 and $531,235 for the nine months ended September 30, 2025 and,2024, respectively. The Partnership does not capitalize any advertising costs, as such amounts do not meet the criteria for capitalization under U.S. GAAP.

F-41

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UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Commitments and Contingencies

The Partnership is subject to various claims and legal proceedings that arise in the ordinary course of business. Management is not aware of any pending or threatened litigation, claims, or assessments that are expected to have a material adverse effect on the Partnership’s financial position, results of operations, or cash flows. The total liabilities for legal proceedings were immaterial as of September 30, 2025 and December 31, 2024.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to observable inputs (Level 1) and the lowest priority to unobservable inputs (Level 3).

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 – Unobservable inputs for the asset or liability that rely on the Partnership’s own assumptions.

As of September 30, 2025, and December 31, 2024, the Partnership did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. Accordingly, no fair value hierarchy table has been presented. The carrying amounts of financial instruments such as cash, receivables, and payables approximate their fair values due to the short-term nature of these instruments. The fair value of the Partnership’s debt instruments approximate their carrying value due to variable interest rates, relatively short maturities, or how recent the debt was entered. The interest rates on the Partnership’s borrowings are consistent with current market rates available for similar instruments.

Recently Adopted Accounting Standards

The Partnership has adopted all accounting standards that were effective for public business entities as of the earliest period presented.

The adoption of these standards did not have a material impact on the Partnership’s financial statements but resulted in enhanced disclosures.

Effective January 1, 2024, the Partnership adopted Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update, issued by the Financial Accounting Standards Board (“FASB”) in November 2023, requires enhanced disclosures about significant segment expenses that are regularly provided to the CODM. The Partnership applied this guidance retrospectively. Adoption of this update did not have a material impact on the Partnership’s financial position, results of operations, or cash flows, but resulted in expanded segment disclosures presented in Note A – Summary of Significant Accounting Policies – Segment Reporting.

F-42

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UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounting Standards Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires that a public business entity disclose detailed information about types of expense. Specifically, a public entity would disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(d). In addition, a public business entity should include certain amounts that are already required to be disclosed under current U.S. GAAP in the same disclosure as the other disaggregation requirements. A public business entity would also disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the total amounts of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. For public business entities, the new guidance is effective for annual periods beginning after December 15, 2026. Early adoption is permitted. The new guidance should be applied either prospectively to financial statements issued after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Partnership is evaluating the impact of the new guidance.

The Partnership does not expect the adoption of this update, or any other recently issued but not yet effective accounting pronouncements, to have a material effect on the Partnership’s financial statements.

Segment Reporting

The Partnership operates as a single operating segment engaged in providing construction and related services to public and private sector clients. The Partnership’s reportable segment is determined by Craig Carlton, Manager of GP and Benjamin Lyon, CEO, the executive management team, which is designated as the Chief Operating Decision Maker (“CODM”), based upon information provided about the Partnership’s operations. The segment is also distinguished by the level of information provided to the CODM, which uses net income to review performance and allocate resources. The nature of the Partnership’s operations, the types of customers served, and the methods used to deliver services are substantially similar across all projects. Accordingly, management has determined that the Partnership has one reportable segment under Accounting Standards Codification (ASC) 280, Segment Reporting. Segment accounting policies are the same as those described in Note A – Summary of Significant Accounting Policies.

NOTE B - REVENUE FROM CONTRACTS WITH CUSTOMERS

Remaining Performance Obligations

As of September 30, 2025, and December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied, or partially unsatisfied, was approximately $125,747,040 and $131,868,357, respectively. The Partnership expects to recognize unearned revenue at September 30, 2025, as follows:

Expected Timing of Revenue Recognition	Amount
Within 12 months	$103,112,573
13 to 24 months	15,089,645
Beyond 24 months	7,544,822
Total	$125,747,040

Amounts disclosed above represent management’s best estimate based on current contract schedules and anticipated project progress. Actual timing of revenue recognition may vary due to changes in project scope, performance, or customer requirements.

Contract Estimates

Accounting for long-term contracts with customers involves estimating total transaction price, total estimated costs at completion, and progress toward satisfaction of performance obligations which are used to recognize revenue earned. Unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. Total estimated costs at completion can be impacted by changes in productivity, scheduling, labor costs, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion and push the timing and amount of revenue recognition.

F-43

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UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE B - REVENUE FROM CONTRACTS WITH CUSTOMERS - continued

Contract Estimates - continued

To the extent that original cost estimates are modified, estimated costs to complete the increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of the Partnership’s contracts gives rise to several types of variable consideration that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which the Partnership has an enforceable right to compensation or obligation for a reduction, which can result in increases or decreases to a contract’s transaction price. The effect of a change in variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis.

Contract modifications can result in contract specifications or requirements that either create new or changes existing enforceable rights and obligations of the parties to the contract. The Partnership considers unapproved change orders to be contract modifications for which customers have agreed to changes in the scope of the contract but have not agreed to the price.

The Partnership considers claims to be contract modifications for which the Partnership has sought, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no contractual agreement with the customer for changes in either the scope or price of the contract. Claims can also be caused by non-customer-caused changes, such as weather delays, work stoppages or other unanticipated events.

Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. Contract modifications are generally for goods or services that are not distinct and, therefore, are accounted for as a part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

Disaggregation of Revenue

The Partnership’s customers are either in the public or private sector. The public sector primarily includes projects for federal, state, and municipal agencies involving infrastructure and public works construction. The private sector primarily includes commercial and industrial development projects with private clients.

The following table presents the Partnership’s revenue disaggregated by customer type.

Nine Months Ended September 30,	Public Sector Contracts	Private Sector Contracts	Total Revenue
2025	$142,672,210	$49,686,379	$192,358,589
2024	$96,033,002	$64,123,982	$160,156,984

F-44

C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE B - REVENUE FROM CONTRACTS WITH CUSTOMERS - continued

As of September 30, 2025, and December 31, 2024, the status of uncompleted contracts is summarized as follows:

	September 30, 2025	December 31, 2024

Contract assets and liabilities classified as:
Costs and estimated earnings in excess of billings on contracts in progress	$(1,225,529)	$(3,033,893)
Billings in excess of costs and estimated earnings on contracts in progress	2,877,108	4,762,905
	$1,651,579	$1,729,012

As work is performed, revenue is recognized, and the corresponding contract liabilities are reduced. During the periods ended September 30, 2025 and 2024, the Partnership recognized revenue of $4,762,905 and $1,595,443 respectively, that was included in the contract liability balances at December 31, 2024 and 2023, respectively.

Contract claims and unapproved change orders included in contract assets and liabilities on uncompleted contracts at September 30, and December 31, 2024 were not material.

NOTE C – RELATED PARTY

The Partnership entered into the following transactions with related parties as of and for the periods ended September 30, 2025, and December 31, 2024:

Limited Partner Loans and Transactions

During the nine months ending September 30, 2025, the Partnership loaned $2,600,000 to the Limited Partner under short-term promissory notes, $1,400,000 of which is outstanding at September 30, 2025. Interest income, received and recognized on the note during the nine months ended September 30, 2025 was not material.

During the nine months ending September 30, 2024, the Partnership loaned $1,350,000 to the Limited Partner under short-term promissory notes. The Limited Partner repaid the notes and accrued interest during the period. Total interest income received and recognized on the note during the nine months ended September 30, 2024 was not material.

The Partnership engaged in other short-term borrowings with the Limited Partner which are ultimately settled in cash and included in due from related party in the condensed balance sheets.

Related Party Leases

The Partnership leases real estate used for construction equipment storage and operations from five companies, which are all under common control of the Limited Partner. All of the Partnership’s operating leases are related party leases. Required lease information under ASC 842 is presented in NOTE D – Leases.

F-45

C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE D – LEASES

The Partnership enters into lease arrangements primarily for office facilities, equipment, and vehicles used in construction operations. The Partnership’s lease portfolio consists of both operating and finance leases with varying terms, generally ranging from one to ten years. Lease agreements for office and yard facilities are typically operating leases, while equipment and vehicle leases are generally classified as finance leases.

Lease cost is as follows:

	Nine Months ended	Nine Months ended
	September 30, 2025	September 30, 2024

Operating lease cost	$1,003,316	$1,003,316
Finance lease cost	1,625,145	1,948,413
	$2,628,461	$2,951,729

Cash paid for amounts included in the measurement of lease obligations are as follows:

	Nine Months ended	Nine Months ended
	September 30, 2025	September 30, 2024

Cash flows from operating leases	$1,125,276	$1,082,797
Cash flows from finance leases	1,890,045	2,204,430
	$3,015,321	$3,287,227

F-46

C.C. CARLTON INDUSTRIES, LTD.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

NOTE E – DEBT

As of September 30, 2025 and December 31, 2024, the Partnership had the following notes payable:

	September 30, 2025	December 31, 2024
Note payable due in monthly installments of $15,121, at 0.90% stated interest, 4.25% imputed interest, , maturing June 2025, secured by certain equipment of the Partnership.	-	95,138

Note payable due in monthly installments of $2,948, at 0.00% stated interest, 4.25% imputed interest, maturing June 2025, secured by certain equipment of the Partnership.	-	28,034

Note payable due in monthly installments of $13,195, at 0.00% stated interest, 8.75% imputed interest, maturing October 2028, secured by certain equipment of the Partnership.	488,206	686,198

Note payable due in monthly installments of $8,676, at 0.00% stated interest, 8.75% imputed interest, maturing October 2027, secured by certain equipment of the Partnership.	216,889	322,703

Note payable due in monthly installments of $14,042, at 0.00% stated interest, 8.50% imputed interest. maturing January 2028, secured by certain equipment of the Company.	359,619	-

F-47

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE E – DEBT - continued

	September 30, 2025	December 31, 2024

Note payable due in monthly installments of $18,176, at 0.00% stated interest, 8.50% imputed interest, maturing February 2028, secured by certain equipment of the Company.	489,838	-

Note payable due in monthly installments of $9,567, at 0.00% stated interest, 8.50% imputed interest, maturing April 2028, secured by certain equipment of the Company.	274,146	-

Note payable due in monthly installments of $8,865, at 0.00% stated interest, 8.50% imputed interest, maturing May 2028, secured by certain equipment of the Company.	268,689	-

Note payable due in monthly installments of $2,923, at 0.00% stated interest, 8.50% imputed interest, maturing June 2029, secured by certain equipment of the Company.	131,517	-

Note payable due in monthly installments of $1,594, at 0.00% stated interest, 8.50% imputed interest, maturing July 2029, secured by certain equipment of the Company.	73,336	-

Note payable due in monthly installments of $79,279, at 0.00% stated interest, 8.50% imputed interest, maturing September 2028, secured by certain equipment of the Company.	2,637,292	-

	4,939,532	1,132,073
Less current portion	(1,691,510)	(384,401)
Less imputed interest	(600,595)	(69,784)

	$2,647,427	$677,888

F-48

C.C. CARLTON INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE E – DEBT - continued

The Partnership maintains a revolving credit note agreement with a financial institution which is secured by the Partnership’s property and equipment. The note originated on December 16, 2022, with an initial maximum availability of $8,015,004, and maturing on December 15, 2025. Payments on principal are required only to the extent the outstanding balance is greater than the maximum availability, which is reduced annually based on the terms of the revolving credit note agreement. On July 24, 2024, the note was amended with a maximum availability of $14,100,030 and maturing on January 24, 2028. As of September 30, 2025, the maximum availability was $9,400,020, of which $0 was outstanding. As of December 31, 2024, the maximum availability was $12,421,455, of which $8,720,380 was outstanding. Approximately $327,505 is required to be repaid in 2025 and is classified as current on the condensed balance sheet as of December 31, 2024. The note bears interest at the prime rate plus one percent (as defined in the revolving credit note agreement). The effective interest rate was approximately 8.25% and 8.75% for the periods ended September 30, 2025 and December 31, 2024, respectively.

The Partnership maintains a revolving line of credit with a financial institution. The line originated on November 12, 2018, and matures on December 26, 2026, as amended, and bears interest at the Wall Street Journal’s prime rate plus 0.50%. At September 30, 2025 and December 31, 2024, $5,000,000 and $0 was outstanding, respectively, with $3,000,000 and $8,000,000 available to borrow, respectively.

The Partnership must maintain a minimum current ratio, minimum net worth, and maximum leverage (as defined in the revolving note and revolving line agreements). As of September 30, 2025 and December 31,2024, there were no debt covenant violations.

NOTE F – SUBSEQUENT EVENTS

Subsequent events have been evaluated through November 22, 2025, which is the date the financial statements were issued.

F-49

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of
Constellation Network, Inc.

Opinion

We have audited the consolidated balance sheets of Constellation Network, Inc. and its subsidiaries (the ‘‘Company’’) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes to the consolidated financial statements (collectively, the ‘‘financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Constellation Network, Inc. as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants (AICPA). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers the Company’s internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our opinion.

F-50

Critical Audit Matters

The matters described below are matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audits of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation, classification and presentation of digital assets (including accounting for disposals and gains/losses)

Why the matter was considered to be a critical audit matter.

Why the matter was considered to be a critical audit matter. The Company holds and transacts in digital assets (including DAG, USDC, LTX and others) that are material to the consolidated financial statements and that are subject to significant judgment by management regarding classification, measurement, cost basis and the timing and presentation of gains or losses on disposals. Management’s accounting affects the carrying amounts reported in current assets (digital assets), the amounts of gain (loss) recognized in the consolidated statements of operations, and related disclosures. The digital asset market is volatile and evidencing custody and valuation requires specialized procedures.

How the critical audit matter was addressed in the audit.

How the critical audit matter was addressed in the audit. Our audit procedures to address this matter included, among others: obtaining and testing management’s digital asset master schedule and transaction-level detail; inspecting blockchain transaction records and confirming selected balances and transfers with custodians and exchanges; testing management’s determination of the carrying amounts for digital assets received as rewards and other non-cash consideration by comparing management’s fair-value measurements at recognition to independent quoted market prices at the relevant dates; recalculating realized gains and losses on selected disposals by comparing proceeds to carrying amounts; evaluating the appropriateness of management’s classification of digital assets as current or noncurrent; and evaluating the adequacy of related disclosures, including measurement methodologies and market price sources. We also involved our firm’s specialists with knowledge of digital asset markets and valuation techniques to assist in assessing valuation inputs and methodology.

F-51

Revenue recognition and deferred revenue for node/staking rewards and subscription / equipment arrangements

Why the matter was considered to be a critical audit matter.

Why the matter was considered to be a critical audit matter. The Company’s revenue arises from multiple sources, including Dor subscription services, equipment sales, government and network licensing arrangements, and rewards from operating validator nodes. Management exercises significant judgment in (i) determining whether token rewards or other token receipts should be accounted for as revenue under ASC 606 or recognized as other types of consideration, (ii) determining the timing of revenue recognition (including deferral policies applied to node rewards), and (iii) allocating transaction prices to performance obligations. Given the volume and complexity of contracts and the significant estimates inherent in the policies for deferring and recognizing node rewards as revenue, we determined this to be a critical audit matter.

How the critical audit matter was addressed in the audit.

How the critical audit matter was addressed in the audit. Our procedures included, among others: inspecting a selection of customer contracts (including subscription agreements and government contract documents) and analyzing contract terms and billing schedules; testing management’s revenue recognition judgments by examining evidence of performance and acceptance (for example, deliverable sign-offs for government CLINs); testing the deferred revenue roll forward and recalculating the recognition of revenue for a sample of node rewards and subscription arrangements; confirming management’s measurement of noncash consideration (tokens) received and verifying the fair value measurement at the time of receipt; evaluating the appropriateness of management’s classification and presentation of revenue versus gains on disposition; and assessing the adequacy of related disclosures in the financial statements. We also evaluated whether management’s policy to defer recognition of node rewards (and timing of recognition) is reasonable and consistently applied.

Valuation and disclosure of stock-based compensation and related assumptions

Why the matter was considered to be a critical audit matter.

Why the matter was considered to be a critical audit matter. The Company recognizes stock-based compensation expense for option awards using valuation models that require significant management estimates and assumptions, including the fair value of underlying common stock, expected volatility, expected term, and risk-free interest rate. The amounts are material to the consolidated statements of operations and stockholders’ equity, and the fair value inputs and the 409A valuation are subject to judgment and estimation uncertainty.

F-52

How the critical audit matter was addressed in the audit.

How the critical audit matter was addressed in the audit. Our procedures included, among others: obtaining and inspecting management’s model and inputs used to estimate the fair value of option awards, including the 409A valuation reports and option grant documentation; testing the mathematical accuracy of the Black-Scholes calculations and reperformance of the model for a sample of grants; evaluating the reasonableness of key assumptions by comparing management’s inputs to observable market data and to our internal benchmarks for similar companies; inspecting board minutes authorizing grants and testing a sample of option exercises to the cash receipts and equity ledger entries; and assessing the adequacy and completeness of disclosures required under ASC 718. We also involved valuation specialists in evaluating the appropriateness of certain assumptions and the method used for valuing the awards.

Other Information

Management is responsible for the other information included in the Company’s annual report, including the Management’s Discussion and Analysis and other information accompanying the financial statements. The other information does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we will not express an opinion or any form of assurance on the other information. In connection with our audits of the financial statements, our responsibility is to read the other information and consider whether such other information is materially inconsistent with the financial statements or our knowledge obtained in the audits, or otherwise appears to be materially misstated. If, based on the work we performed, we conclude that an other-than-misstatement matter exists with respect to the other information, we are required to report that fact. We have nothing to report in this regard.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether caused by error or fraud, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit performed in accordance with auditing standards generally accepted in the United States of America, as established by the Auditing Standards Board of the American Institute of Certified Public Accountants (AICPA), will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

F-53

As part of an audit, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion;

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, including evaluating the overall presentation of the financial statements;

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern; and

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Communication with Those Charged with Governance

We have communicated with management and those charged with governance the matters required to be communicated in accordance with auditing standards generally accepted in the United States of America, as established by the Auditing Standards Board of the American Institute of Certified Public Accountants (AICPA). These communications included, among other matters, the planned scope and timing of the audits, significant audit findings, and any significant deficiencies in internal control identified during our audits.

F-54

Constellation Network, Inc.

Consolidated Balance Sheet

As of December 31, 2024 and 2023

Particulars	2024	2023
ASSETS
Current assets
Cash at bank	$2,873,460	$1,081,817
Trade and other receivables	125,363	184,369
Officer loans receivables	805,718
Dor inventory	624,631	702,736
Prepaid expenses	26,211	37,533
Operating digital currencies	2,729,640	7,961,313
Total current assets	7,185,023	9,967,768
Non-current assets
Property and equipment	45,002	47,400
Investment deposits	200,000	200,000
Deferred tax asset	1,342,437	1,092,645
Total non-current assets	1,587,439	1,340,045
TOTAL ASSETS	$8,772,462	$11,307,813

LIABILITIES
Current liabilities
Trade and other payables	$56,428	$312,355
Wages payable	90,240	48,878
Deferred revenue	2,209,303	4,547,756
Income tax payable	1,736,143	1,345,447
Total current liabilities	4,092,114	6,254,436
TOTAL LIABILITIES	$4,092,114	$6,254,436

The accompanying notes are an integral part of these financial statements

F-55

Constellation Network, Inc.

Consolidated Balance Sheet

As of December 31, 2024 and 2023

Particulars	2024	2023
STOCKHOLDER’S EQUITY
Common stock	$62	$61
15,000,000 shares authorized at $0.00001 par value; 6,222,692 shares issued and outstanding at December 31, 2024 and 6,121,762 shares issued and outstanding at December 31, 2023
Additional Paid-in capital	17,861,725	17,413,546
Retained Earnings (Deficit)	(13,181,439)	(12,360,230)
Total stockholder’s equity	4,680,348	5,053,377
Total liabilities and stockholder’s equity	$8,772,462	$11,307,813

The accompanying notes are an integral part of these financial statements

F-56

Constellation Network, Inc.

Consolidated Income Statement

For the years ended as of December 31, 2024 and 2023

Particulars	2024	2023
REVENUE
Dor subscription revenue	$1,188,738	$1,005,026
Equipment sales revenue	400,562	3,309,825
Government & network license income	816,410	962,308
Rewards (node/staking)	3,971,962	2,797,896
Total operating revenues	6,377,672	8,075,055

Expenses
Cost of sales	749,374	1,273,947
Salaries, wages and benefits	4,037,057	3,725,069
Professional fees	3,350,263	3,430,415
Research and development	114,000	5,572
Advertising and promotion	799,676	591,014
General and administrative expenses	1,299,006	828,484
Digital assets (gains) losses	(3,610,672)	(5,959,227)
Total operating expenses	6,738,704	3,895,274

Operating income (loss)	(361,032)	4,179,781

Other income and loss
Interest earned	3,812	2,315
Other miscellaneous income	24,216	93,090
Total other income (loss)	28,028	95,405

Income (loss) before income tax	(333,004)	4,275,186
Income taxes expense	(488,205)	(252,802)
Net income (loss)	$(821,209)	$4,022,384

The accompanying notes are an integral part of these financial statements

F-57

Constellation Network, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

For the years ended as of December 31, 2024 and 2023

Particulars	Shares of Common Stock	Common Stock Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders’ Equity

Balance January 1, 2023	6,121,762	$61	$16,925,954	$(16,382,614)	$543,401
Net income	-	-	-	4,022,384	4,022,384
Stock-based compensation	-	-	487,592	-	487,592
Balance December 31, 2023	6,121,762	$61	$17,413,546	$(12,360,230)	$5,053,377

Net income		-	-	(821,209)	(821,209)
Stock-based compensation		-	445,435	-	445,435
Issuance of Capital Stock	100,930	1	2,744	-	2,745
Balance December 31, 2024	6,222,692	$62	$17,861,725	$(13,181,439)	$4,680,348

The accompanying notes are an integral part of these financial statements

F-58

Constellation Network, Inc.

Consolidated Statement of Cash Flows

For the years ended as of December 31, 2024 and 2023

Particulars	2024	2023
Net Income	$(821,209)	$4,022,384
Adjustments to reconcile net income to net cash provided by operations
Depreciation and amortization	17,865	18,011
Stock compensation expense	445,435	487,592
Non-cash revenues received as digital assets*	(3,971,962)	(2,797,896)
Cash proceeds in excess (shortfall) of gain from digital assets*	5,684,876	(1,170,825)
Expenses paid through digital assets	1,500,307	1,099,483
Deferred revenues	(320,000)	(2,644,765)
Interest income	(15,718)
Income tax provision	488,205	252,802
Changes in Current Assets
Trade and other receivables	59,006	15,238
Inventory	78,105	36,297
Prepaid expenses	11,322	6,044
Changes in Current Liabilities
Trade and other payables	(255,927)	138,254
Wages payable	41,362	9,178
Income tax payable	(347,301)	(176,932)
Net Cash from Operating Activities	2,594,366	(705,135)

The accompanying notes are an integral part of these financial statements

F-59

Constellation Network, Inc.

Consolidated Statement of Cash Flows

For the years ended as of December 31, 2024 and 2023

Particulars	2024	2023
Investing Activities
Officer loan receivable	(790,000)	-
Purchases of IT equipment	(15,467)	(15,880)
Net Cash from Investing Activities	(805,467)	(15,880)

Financing Activities
Issuance of capital stock	2,744	-
Net Cash from Financing Activities	2,744	-

Net Increase (Decrease) in Cash	1,791,643	(721,015)
Cash, beginning of year	1,081,817	1,802,832
Cash, End of Year	$2,873,460	$1,081,817

The accompanying notes are an integral part of these financial statements

* The net change in deferred revenue was $2,338,454 in 2024 and $1,470,698 in 2023. This change included both cash and non-cash components, because these items are non-cash in nature, only the portion of the deferred revenue change related to cash-based subscription billings and recognitions of $320,001 in 2024 and $2,644,765 in 2023 is reflected as a change in operating cash flows. The node rewards revenue recognized from deferred revenue of $3,971,962 in 2024 and $2,797,896 in 2023 is included in net income and presented as non-cash adjustment within operating activities in the consolidated statement of cash flows. More clarification on deferred revenues can be found in note 7.

F-60

*The Company’s sales of digital assets are generally transacted into stablecoins (primarily USDC or USDT), which may then be redeemed for cash and deposited into the Company’s bank accounts. Gain on digital assets represents the difference between the fair value of consideration received (including stablecoins) and the carrying amount of the assets sold. Because gain on digital assets is recognized at the time of conversion into stablecoins, while only a portion of those stablecoins is redeemed for cash during the same period, the amount reported in the Consolidated Income Statement may not equal the total cash proceeds reflected in the Consolidated Statement of Cash Flows. In certain periods (e.g., 2023), this results in a shortfall of cash proceeds relative to the reported gain, as part of the gain related to exchanges into USDC or USDT that were not liquidated for cash as of year-end.

Accordingly, the following supplemental information is provided for the years ended December 31, 2024 and 2023 (in USD):

Particulars	2024	2023
Gain on digital assets (noncash)	$3,610,672	$5,959,227
Digital asset conversions to USD	9,295,548	4,788,402
Cash proceeds in excess (shortfall) of gains	5,684,876	(1,170,825)

The accompanying notes are an integral part of these financial statements

F-61

Constellation Network, Inc.

Notes to the Consolidated Financial Statements

For the years ended as of December 31, 2024 and 2023

1. Organization and Nature of Operations

Constellation Network Inc. (“Constellation” or the “Company”) was incorporated in the State of Delaware on November 15, 2018, and is headquartered in San Francisco, California. The Company functions as a holding entity for subsidiaries engaged in blockchain infrastructure development, digital asset operations, and retail analytics technology.

The consolidated financial statements include the accounts of Constellation Network Inc. and its wholly owned or controlled subsidiaries, including Constellation Labs LLC, Constellation Foundation Company Limited, and Dor Technologies Inc. (collectively, the “Group” or the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

The Company’s operations are organized into the following principal areas:

● Blockchain Infrastructure and Digital Asset Operations: The Company develops and supports a decentralized network protocol designed to enable scalable and secure data transfer. The Company generates revenue through node participation, licensing arrangements, and digital asset rewards.

● Retail Analytics Technology: Through its subsidiary Dor Technologies Inc., the Company provides hardware and software tools for physical retail locations to monitor foot traffic and analyze customer behavior patterns.

Digital Asset Activities

The Group holds and transacts in various digital assets, including cryptocurrencies. Digital asset markets are subject to significant volatility, limited regulatory oversight, and evolving accounting and tax guidance. The valuation, custody, and conversion of these assets present ongoing operational and financial risks. See Notes 1.5 and 6 for additional discussion on digital assets and the related accounting policies.

F-62

Risks and Uncertainties

The Company operates in industries characterized by rapid technological change, evolving business models, and a complex regulatory landscape. The profitability of the Company’s digital asset-related operations is significantly influenced by market prices of digital assets (including but not limited to Bitcoin and DAG, the native utility token of Constellation Network), the cost and availability of mining or node infrastructure, and user adoption. Additionally, retail analytics customers may be affected by macroeconomic and industry-specific trends impacting physical retail traffic.

The Company continually evaluates its exposure to market, operational, regulatory, and cybersecurity risks, and implements controls to mitigate these risks.

However, due to the early-stage nature of some of its technologies and markets, there can be no assurance that the Company’s current business model will result in sustained profitability or that it will not require additional capital to fund operation. A substantial portion of the Company’s digital assets consist of DAG and LTX tokens, which are not widely traded and are subject to significant volatility. The concentration of holdings in these tokens exposes the Company to risks related to liquidity, valuation, and market adoption. Additionally, digital assets are maintained with third-party custodians, and the Company is exposed to credit risk in the event of custodian failure.

Summary of Significant Accounting Policies

1.1. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the financial position, results of operations, and cash flows of the Company and its subsidiaries for the years ended December 31, 2024 and 2023. All intercompany accounts and transactions have been eliminated in consolidation.

1.2. Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

F-63

Significant estimates include, but are not limited to, the fair value of digital assets, revenue recognition, useful lives and recoverability of long-lived assets, deferred revenue, and income tax valuation allowances. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including expectations of future events believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

1.3. Cash and cash equivalents

Cash and cash equivalents include deposits held with financial institutions and highly liquid investments with original maturities of three months or less from the date of purchase.

1.4. Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606 - Revenue from Contracts with Customers. Under ASC 606, revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue recognition follows a five-step model:

1. Identify the contract with the customer,

2. Identify the performance obligations in the contract,

3. Determine the transaction price,

4. Allocate the transaction price to the performance obligations; and

5. Recognize revenue when (or as) performance obligations are satisfied.

Performance obligations are identified by evaluating all promised goods or services in a contract and determining which of those are distinct. A promised good or service is considered distinct if the customer can benefit from it on its own or with other readily available resources, and if the promise to transfer the good or service is separately identifiable from other promises in the contract.

The transaction price reflects the amount of consideration the Company expects to be entitled to in exchange for transferring the promised goods or services. It may include fixed and variable components. The Company considers the following when determining the transaction price:

● Variable consideration and any constraints on such amounts;

● Significant financing components;

● Non-cash consideration; and

● Consideration payable to a customer.

F-64

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is resolved. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the goods or services and recognized when, or as, the performance obligation is satisfied.

1.4.1. Dor Subscription Revenue

Revenue related to the analytics platform subscription is recognized over time on a straight-line basis over the subscription term, which is typically one year. Payment is generally received in advance on a monthly basis at the beginning of each billing period. Amounts billed in advance are recorded as contract liabilities (deferred revenue) and recognized as revenue over the term of the subscription.

1.4.2. Equipment Revenue

Revenue from the sale of foot-traffic monitoring hardware is recognized at a point in time, when control of the equipment transfers to the customer, which typically occurs upon delivery. The transaction price is established in the sales contract or purchase order and is generally due upon shipment. Since there are no further performance obligations related to the hardware after delivery and payment terms are fixed, a receivable is recognized at the point of delivery.

1.4.3. (Node/Staking) Revenues

The Company earns rewards by operating validator nodes and participating in blockchain staking activities. Revenue is recognized when the Company satisfies its performance obligation, which occurs when a block is validated, and the Company becomes entitled to the related reward. In accordance with ASC 606, noncash consideration is measured at fair value at contract inception. For staking rewards, the contract inception and the reward receipt date are effectively the same point in time, as entitlement to the tokens arises simultaneously with their issuance to the validator. Accordingly, rewards are measured using the quoted market price of the related digital asset at the time of the transaction per “CoinGecko.com”. Subsequent changes in fair value are recorded as gains or losses, not as revenue.

1.4.4. Government & Network License Income

The Company earns revenue from government contracts and network licensing arrangements. These agreements generally require the Company to provide access to its blockchain protocol related development services, or licenses for use over a specified period. Performance obligations are evaluated separately under ASC 606 based on the terms of each arrangement.

F-65

Revenue is recognized as the underlying services are provided or when control of the licensed rights transfers to the customer, which may be over time or at a point in time depending on contract terms. Payments are typically received in advance or in installments based on milestones specified in the agreement. Amounts received in advance of performance are recorded as deferred revenue until the performance obligation is satisfied.

1.5. Digital Assets

The Company holds and transacts in crypto assets (e.g., USDC, DAG, LTX, BTC). The Company accounts for in-scope crypto assets as indefinite-lived intangible assets under U.S. GAAP. Crypto assets are initially recorded at cost and are tested for impairment whenever events or circumstances indicate the carrying amount may be impaired. If the carrying amount exceeds fair value (based on quoted market prices at the evaluation date), the excess is recognized as an impairment loss; impairment losses are not reversed. Realized gains and losses upon sale or conversion are recognized in other income (expense) in the period of disposition.

The Company recognizes crypto assets when obtained and controlled, including assets acquired via mining/staking, purchases, or as noncash consideration from customers. When crypto assets are received as consideration in revenue contracts, revenue is measured at the fair value of the crypto assets at contract inception in accordance with ASC 606, and the corresponding asset is recorded when received.

Digital assets are presented as current assets to the extent management reasonably expects to realize them in cash or use them in operations within the Company’s normal operating cycle (one year). Consistent with the Company’s practices, under which digital assets received are converted to fiat to fund operating expenditures within twelve months, the Company classified its digital asset holdings as current as of December 31, 2024 and 2023. If expectations change, amounts will be reclassified to noncurrent in future periods.

1.6. Accounts Receivable

Accounts receivable represents amounts billed to customers and are stated at the amounts the Company expects to collect. The Company evaluates collectability and records an allowance for expected credit losses, when necessary, based on historical collection experience, the aging of balances, customer-specific information, and current economic conditions. Receivables are written off when collection is no longer expected.

As of December 31, 2024 and 2023, expected credit losses were immaterial, and no allowance was recorded.

F-66

1.7. Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Cost includes the purchase price and other costs directly attributable to bringing the inventories to their present location and condition, such as freight and import duties.

The Company’s inventories primarily consist of hardware components, including foot-traffic sensors and related accessories. Inventories are regularly reviewed for obsolescence and excess quantities based on historical usage, expected future demand, and market conditions. When the carrying amount exceeds net realizable value, inventories are written down to net realizable value, and such write-downs are recognized in cost of goods sold in the period incurred. As of December 31, 2024 and 2023, no inventory write-downs were recorded.

1.8. Fair Value Measurements

The Company follows ASC 820 - Fair Value Measurement to measure certain financial and non-financial assets and liabilities at fair value. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price), using the asset’s highest and best use.

ASC 820 establishes a three-level hierarchy for inputs used in measuring fair value:

● Level 1: Quoted prices in active markets for identical assets or liabilities.

● Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities or inputs that are corroborated by observable market data.

● Level 3: Unobservable inputs that are not corroborated by market data and reflect the Company’s own assumptions about market participant pricing.

The classification within the hierarchy is based on the lowest level input that is significant to the valuation. As of December 31, 2024 and 2023, the Company did not have any assets or liabilities measured at fair value on a recurring basis. Digital currencies held by the Company are accounted for as indefinite-lived intangible assets. Revenue is measured based on the fair value of the coins received using the rate at the relevant dates of the transaction per “CoinGecko.com”, an online coin price aggregator. When events or changes in circumstances indicate that it is more likely than not that an impairment exists, the assets are written down to fair value, determined using quoted prices on active exchanges (Level 1 inputs). Impairment losses, once recognized, are not reversed.

F-67

Except for such nonrecurring impairment adjustments, the Company did not have any assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2024 and 2023.

1.9. Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and any impairment losses. Cost includes all expenditures directly attributable to the acquisition or construction of the asset.

Subsequent expenditures are capitalized only when it is probable that they will result in future economic benefits and the cost can be measured reliably. All other repair and maintenance costs are expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives are as follows:

● Computer hardware: 7 years

● Software: 15 years

● Furniture and fixtures: 7 years

When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts. Any resulting gains or losses are recognized in the statement of operations.

Description	2024	2023
Gross Fixed Assets, beginning of year	$162,784	$146,904
Additions	15,468	15,880
Gross Fixed Assets, end of year	178,252	162,784
Accumulated Depreciation, beginning of year	(115,385)	(97,374)
Depreciation Expense	(17,865)	(18,011)
Accumulated Depreciation, end of year	(133,250)	(115,385)
Net Book Value	$45,002	$47,400

F-68

1.10. Income Taxes

The Company accounts for income taxes using the asset-and-liability method under ASC 740. Income Taxes requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The income tax provision (benefit) on the statements of operations was comprised of the following for the years ended December 31:

Current	2024	2023
Federal	$590,524	$1,096,049
State	147,473	249,398
Foreign	-	-
Current income tax provision (benefit)	$737,997	$1,345,447

Deferred	2024	2023
Federal	$(235,590)	$(1,059,572)
State	(14,202)	(33,073)
Foreign	-	-
Deferred income tax provision (benefit)	(249,792)	(1,092,645)

Total Income Tax Provision (Benefit)	$488,205	$252,802

F-69

For the years ended December 31, 2024 and 2023, the reconciliation of the federal statutory tax rate to the benefit rate for income taxes is as follows:

Current	2024		2023
Federal taxes at U.S. statutory rate	(69,412)	21.0%	897,306	21.9%
Meals and entertainment	1,004	0.3%	915	0.0%
Stock compensation - ISO	58,080	17.6%	71,279	1.7%
Uncertain tax position	63,030	19.1%
Other permanent differences			17	0.0%
State taxes (net of federal benefit)	74,939	22.7%	232,380	5.7%
Change in valuation allowance	360,564	109.1%	6,189,239	151%
Beginning deferred - prior period			(7,138,334)	174.2%
Effective tax rate	488,205	147.7%	252,802	6.2%

Deferred tax assets and liabilities are comprised of the following at December 31:

Deferred tax assets	2024	2023
Intangibles	$44,307	$48,964
Section 174	1,415,000	1,093,374
Stock compensation - NQ	140,232	89,844
Loss carryforwards	6,259,572	6,018,411
R&D credits	35,629	35,629
Gross deferred tax asset	7,894,741	7,286,221
Valuation allowance	(6,549,802)	(6,189,239)
Net deferred tax assets	1,344,939	1,096,983

F-70

Deferred tax assets	2024	2023
Fixed assets	(2,502)	(4,338)
Deferred income tax provision (benefit)	(2,502)	(4,338)

Total net deferred tax assets	$1,342,437	$1,092,645

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of the deferred tax liabilities including the impact of available carryback and carryforward periods and does not believe it is more likely than not the Company will realize the benefits of the Net Operating Losses of Constellation Network Inc., and subsidiaries, and all the deferred tax assets of Dor Technology Inc. Accordingly, a valuation allowance of $6,549,802 and $6,189,239 has been recorded against the deferred tax assets at December 31, 2024 and 2023, respectively. The valuation allowance increased by $360,564 during the year ended December 31, 2024.

As of December 31, 2024, the Company had net operating loss carryforwards for federal and state income tax purposes of $18,855,730 and $28,416,172, respectively. Federal net operating .

losses generated prior to January 1, 2018, have a carryforward period of 20 years and will begin to expire in 2033. Federal net operating losses generated after December 31, 2017, will be carried forward indefinitely. California net operating losses will have a 20-year carryforward period and will begin to expire in 2033. The Company had net operating loss carryforwards for Massachusetts and North Carolina as well.

Utilization of net operating losses and credits may be subject to an annual limitation due to the “change in ownership” provisions pursuant to Sections 382 and 383 of the Internal Revenue Code, and similar state provisions. Such an annual limitation could result in the expiration of net operating losses and credits before utilization. The Company has not completed a formal Section 382 and 383 analyses to determine the effects of ownership changes on the Company’s ability to utilize net operating losses and credits. The Company would plan to do a formal Section 382 study before the release of valuation allowance or the utilization of the NOLs on the tax returns.

F-71

The Company also had federal tax credit carryforwards of $35,629. The federal tax credit carryforward will expire at various dates beginning 2035, if not utilized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (including interest and penalties) is as follows:

Balance as of December 31, 2023	$-
Additions for current year	-
Additions for prior year	1,060,346
Subtractions for current year	-
Balance as of December 31, 2024	$1,060,346

The Company files federal, state and foreign income tax returns with varying statutes of limitations. The tax years from 2017 through 2022 remain open to examination due to the carryover of unused net operating losses and tax credits.

1.11 Contingencies

The Company accounts for loss contingencies in accordance with ASC Topic 450 - Contingencies. A liability is accrued for legal proceedings, claims, or other contingencies when it is both probable that a loss has been incurred and the amount can be reasonably estimated.

F-72

The Company reviews and updates its assessment of such matters at each reporting period. If a loss contingency is probable but not reasonably estimable, or if it is reasonably possible that a loss may have been incurred, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss, if determinable.

As of December 31, 2024 and 2023, the Company was not involved in any legal proceedings or other matters that are expected to have a material impact on its consolidated financial position or results of operations, and no accrual for loss contingencies was recorded.

2. Officer Loan Receivables

At December 31, 2024, the Company had officer loans receivable totaling $805,718, which includes $15,718 of accrued interest. These loans are unsecured, bear interest at 4% per annum, and are expected to be repaid in full within the next 12 months. No repayments were made during the year ended December 31, 2024, and there was no such balance outstanding at December 31, 2023.

Description	2024	2023
Benjamin Diggles	$70,759	$-
Benjamin Jorgensen	367,479	-
Michael Brand	367,479	-
Total	$805,718	$-

3. Dor Inventory

Dor inventory consists entirely of finished goods related to foot traffic sensor equipment produced and sold by Dor Technologies Inc. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method.

The carrying value of Dor inventory was $624,631 as of December 31, 2024, and $702,736 as of December 31, 2023. No write-downs were recorded during either year.

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4. Investments and Investment Deposits

As of December 31, 2024 and 2023, the Company recorded investment deposits totaling $200,000 within non-current assets. These deposits relate to the following:

● 1Kin Ltd. SAFE and Token Warrant - In September 2022, the Company invested $100,000 in 1Kin Ltd. through a Simple Agreement for Future Equity (SAFE) with a post-money valuation cap of $30 million. In connection with this SAFE, the Company also received a Token Warrant granting the right to acquire approximately 1.67% of tokens issued at any future Token Generation Event by 1Kin Ltd. Because no tokens have been issued to date and no reliable fair value can be established, the Token Warrant has not been recognized as an asset in the accompanying financial statements. The SAFE is accounted for as a non-marketable equity security measured at cost, adjusted for impairment if indicators arise. As of December 31, 2024 and 2023, no impairment was recognized. Baukunst Fund I - In March 2022, the Company submitted an indication of interest for a $100,000 capital commitment to Baukunst Fund I, LP, a Delaware limited partnership. The amount was funded as an investment deposit but remains subject to final subscription and capital call processes. The commitment is classified as a non-current asset, carried at cost. No distributions or impairments were recorded as of December 31, 2024 and 2023.

Management evaluates these investments periodically for impairment based on available information. As of December 31, 2024 and 2023, management concluded that no impairment indicators existed.

5. Digital Assets

As of December 31, 2024 and 2023, the Company held digital assets that are classified as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. Digital assets are recorded at cost, less impairment, and are not amortized. The Company evaluates these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the carrying amount exceeds fair value, an impairment loss is recognized and the carrying amount is adjusted to the new cost basis. Subsequent increases in fair value are not recognized under U.S. GAAP.

F-74

A reconciliation of digital asset balances is as follows:

Description	2024	2023
Balance at beginning of year	$7,961,313	$3,918,009
Additions	1,953,508	3,971,962
Digital Asset Gain	3,610,672	5,959,227
Disposals	(10,795,853)	(5,887,885)
Balance at end of year	$2,729,640	$7,961,313

● Additions represent digital assets (DAG) received as validator node rewards, measured at fair value on the date earned.

● Disposals represent the carrying amounts of digital assets removed from the balance sheet, including USDC and USDT tokens sold for cash and tokens used to settle operating expenses.

● Gains included in net income represent the excess of proceeds or fair value at the time of settlement over the carrying amount of digital assets disposed of. During 2024, the Company disposed of 174,086,424 DAG tokens previously earned as validator node rewards. These tokens carried an aggregate cost basis of $9,396,205 (approximately $0.05397 per token). During 2023, only DAG tokens held in the treasury that were internally created were sold and carried a cost basis of $0. For 2024 and 2023, the Company recognized realized gains of $3,610,672 and $5,959,227, respectively. No realized losses or impairments on digital asset disposals were recognized in 2024 or 2023.

Carrying value of digital assets:

Digital Asset	2024	2023
USD Coin (USDC)	$2,670,038	$180,011
DAG (Constellation)	-	7,721,700
COTI	59,602	59,602
Total	$2,729,640	$7,961,313

F-75

The Company determines the cost basis of its digital assets as follows:

● DAG (Constellation) node rewards - recorded at the average fair market value when the network node has validated a block and the Company becomes entitled to the related reward

● DAG Treasury allocation (365,017,213 tokens as of December 31, 2024) - internally created/allocated and recorded with a cost basis of $0, consistent with ASC 350.

● Lattice Token (LTX) (30,248,267 tokens as of December 31, 2024) - internally created and recorded with a cost basis of $0.

● COTI (2,322,391 tokens) - recorded at average cost upon receipt, with an aggregate cost basis of $59,602.

For informational purposes only (not recognized in carrying value), the estimated fair values of significant digital asset holdings were approximately $23.0 million and $16.1 million as of December 31, 2024 and 2023, respectively, as follows:

Digital Asset	2024	2023
DAG (Constellation)	$18,684,501	$13,056,261
Lattice Token (LTX)	4,089,414	2,847,616
USD Coin (USDC)	2,670,038	180,011
COTI	274,068	158,723
Total	$25,718,021	$16,242,611

The Company determines fair value of digital assets using quoted prices per “CoinGecko.com”, an online coin price aggregator which uses active exchanges, which it considers Level 1 inputs within the ASC 820 fair value hierarchy. As of December 31, 2024 and 2023, all fair values disclosed were based on Level 1 inputs.

As of December 31, 2024, none of the Company’s digital asset holdings were subject to contractual sale restrictions.

6. Gains on Digital Assets

The Company engages in transactions involving digital assets, which may be received as consideration for services, validator node rewards, or other noncash activities. When digital assets are exchanged or sold (including exchanges into stablecoins such as USDC), the Company recognizes a gain or loss on digital assets. Such gains represent the difference between the fair value of consideration received (including stablecoins) and the carrying value of the assets disposed.

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Because gains are recognized upon conversion into USDC, while not all USDC is converted into cash in the same period, amounts reported as gain on digital assets may differ from the cash proceeds received.

For the year ended December 31, 2023, digital assets sold had no associated cost basis; therefore, the full amount of the proceeds was recognized as gain on digital assets of $5,959,227. For the year ended December 31, 2024, the Company recorded a cost basis of $9,396,205 for the digital assets sold, resulting in gain on digital assets of $3,610,672.

7. Deferred Revenue

Deferred revenue consists of contract liabilities arising from amounts billed to customers or received in advance, for which revenue recognition criteria under ASC 606 have not yet been satisfied. The balance primarily includes prepaid subscription fees for software services, advance payments for hardware not yet delivered, and validator node rewards recognized over time.

The Company’s remaining performance obligations primarily relate to Dor subscription contracts. As of December 31, 2024, the deferred subscription revenue balance of $255,794 represents the amount of transaction price allocated to unsatisfied performance obligations, which will be recognized as revenue over the subscription terms through 2025.

The Company’s deferred revenue balance related to node rewards does not represent remaining performance obligations under ASC 606, as these amounts do not arise from enforceable contracts with customers.

The following table presents the roll-forward of deferred revenue for the years ended December 31:

Component	2024	2023
Beginning balance	$4,547,756	$6,018,454
Additions - Subscription deferred revenue	868,739	978,351
Additions - Node rewards deferred revenue	1,953,508	3,971,962
Revenue recognized - Subscription	(1,188,738)	(1,005,026)
Revenue recognized - Equipment	-	(2,618,089)
Revenue recognized - Node rewards	(3,971,962)	(2,797,896)
Ending balance	$2,209,303	$4,547,756

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Dor Technologies Subscription Revenue: Customers pay upfront for access to the Company’s retail analytics platform, generally under 12-month subscription agreements. Revenues are recognized ratably over the term of the contract. In 2023, $978,351 was added to deferred subscription revenue and $1,005,026 was recognized resulting in a balance of $575,794 as of December 31, 2023. In 2024, $868,739 was added to deferred subscription revenue and $1,188,738 was recognized, resulting in a balance of $255,794 as of December 31, 2024.

Dor Traffic Miner (DTM) Revenue: In 2022, the Company recorded $2,618,089 of deferred revenue related to presales of Dor Traffic Miner hardware. These performance obligations were fully satisfied during 2023, and the entire amount was recognized as revenue.

Deferred Node Rewards: Validator node rewards are recorded initially as deferred revenue and recognized as revenue after a 12-month deferral period, representing the point at which the Company can realize the economic benefits of the rewards. In 2023, $3,971,962 was added to deferred node rewards and $2,797,896 was recognized, resulting in a balance of $3,971,962 at the year-end. In 2024, $1,953,508 was added to deferred node rewards and $3,971,962 was recognized, resulting in a balance of $1,953,508 at year-end.

8. Share capital

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.00001 per share.

As of December 31, 2024 and 2023, the Company had issued and outstanding 6,222,692 and 6,121,762 shares of common stock, respectively. Any amount received in excess of the par value of shares is recorded as Additional Paid-in Capital.

9. Stock-Based Compensation

The Company maintains stock option plans that provide for the granting of options to employees, directors, and consultants. Options generally vest over a four-year period and have a contractual term of ten years.

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The following table summarizes option activity for the years ended December 31, 2024 and 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
Outstanding at December 31, 2022	2,960,433	$1.05	6.11
Granted in 2023	478,590	$5.44
Expired in 2023	(329,599)
Outstanding at December 31, 2023	3,109,424	$1.05	5.05
Granted in 2024	23,082	$5.44
Exercised in 2024	(100,930)	$0.38
Expired in 2024	(4,281)
Outstanding at December 31, 2024	3,027,295	$1.11	5.71

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2024, and 2023, respectively, based on the Company’s most recent common stock fair value of $5.44 per share are the following:

	Options Outstanding	Options Exercisable	Intrinsic Value per Option	Intrinsic Value Outstanding	Intrinsic Value Exercisable
2023	3,116,934	2,949,758	$4.34	$13,528,357	$12,802,767
2024	3,027,295	2,943,043	$4.39	$13,289,785	$12,919,920

The aggregate intrinsic value of options exercised during 2024 was approximately $507,687. No options were exercised during 2023. In 2024, a total of 100,930 stock options were exercised, of which 100,000 were settled through a net-share (cashless) exercise, resulting in the surrender of 7,510 options to satisfy the exercise price. The remaining 930 options were exercised for cash, generating $2,744 of proceeds. No cash proceeds were received in 2023. No tax benefits were realized from option exercises during either period, as all related deferred tax assets are fully offset by a valuation allowance.

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The Company recognized stock-based compensation expense of $445,435 and $487,592 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, the Company had $667,551 and $1,113,446 of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted-average period of 2.25 and 2.92 years, respectively.

The weighted average grant-date fair value of options granted was approximately $4.20 in 2024 and $4.19 in 2023, per option as estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

● Common stock fair value: $5.44 per share (based on an independent third-party 409A valuation dated March 21, 2025)

● Expected volatility: 90%

● Expected term: 6.25 years

● Risk-free interest rate: 4-4.25%

● Dividend yield: 0%

10. Subsequent Events

The Company management has evaluated subsequent events through the date the consolidated financial statements were available to be issued. No events have occurred subsequent to the balance sheet date that would require recognition or disclosure in the accompanying consolidated financial statements.

F-80

Constellation Network, Inc.

Condensed Consolidated Balance Sheets

	As of September 30, 2025 (Unaudited)	As of December 31, 2024
Assets
Current assets
Cash at bank	$1,838,954	$2,873,460
Trade and other receivables, net	53,646	125,363
Officer loans receivables	3,104,148	805,718
Dor inventory	549,903	624,631
Prepaid expenses	27,765	26,211
Operating digital currencies	3,690,968	2,729,640
Restricted digital currencies	679,748	-
Total current assets	9,945,132	7,185,023
Non-current assets
Property and equipment, net	40,436	45,002
Investment deposits	200,000	200,000
Deferred tax asset	280,496	1,342,437
Total non-current assets	520,932	1,587,439
Total assets	$10,466,064	$8,772,462

Liabilities
Current liabilities
Trade and other payables	$139,629	$56,428
Wages payable	39,895	90,240
Deferred revenue	1,377,270	2,209,303
Income tax payable	1,693,736	1,736,143
Total current liabilities	3,250,530	4,092,114
Total liabilities	$3,250,530	$4,092,114

Stockholders’ equity
Common stock, 15,000,000 shares authorized at $0.00001 par value; 6,222,692 shares issued and outstanding at September 30, 2025, and December 31, 2024	$62	$62
Additional paid-in capital	19,645,335	17,861,725
Accumulated Deficit	(12,429,863)	(13,181,439)
Total stockholders’ equity	7,215,534	4,680,348
Total liabilities and stockholders’ equity	$10,466,064	$8,772,462

The accompanying notes are an integral part of these condensed consolidated financial statements

F-81

Constellation Network, Inc.

Condensed Consolidated Comprehensive Income Statements (Unaudited)

	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024
Revenue
Dor subscription revenue	$923,525	$889,257
Equipment sales revenue	74,361	387,171
Government and network license income	116,700	341,406
Rewards (node/staking)	1,953,508	3,133,305
Total operating revenues	3,068,094	4,751,139

Expenses
Cost of sales	467,907	529,930
Salaries, wages and benefits	4,449,869	2,851,071
Professional fees	2,240,806	2,292,283
Research and development	-	14,000
Advertising and promotion	277,207	396,691
General and administrative expenses	1,475,688	876,561
Digital assets (gains) losses	(7,249,247)	(1,460,718)
Total operating expenses	1,662,230	5,499,818

Operating income (loss)	1,405,864	(748,679)

Other income and loss
Interest earned	99,264	3,218
Other miscellaneous income	53,262	9,090
Unrealized gains (loss) on digital asset	40,661	-
Total other income (loss)	193,187	12,308

Income (loss) before income tax	1,559,051	(736,371)
Provision for income tax	(1,061,941)	(144,751)
Net income (loss)	$537,110	$(881,122)

The accompanying notes are an integral part of these condensed consolidated financial statements

F-82

Constellation Network, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

For the nine months ended as of September 30, 2025 and 2024 (Unaudited)

	Shares of Common Stock	Common Stock Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders’ Equity
Balance January 1, 2025	6,222,692	$62	$17,861,725	$(13,181,439)	$4,680,348
Cumulative-effect adjustment for adoption of ASU 2023-08 — fair-value measurement of digital assets	-	-	-	214,466	214,466
Net income	-	-	-	537,110	537,110
Stock-based compensation	-	-	1,783,610	-	1,783,610
Balance September 30, 2025	6,222,692	$62	$19,645,335	$(12,429,863)	$7,215,534

Balance January 1, 2024	6,121,762	$61	$17,413,546	$(12,360,230)	$5,053,377
Net income	-	-	-	(881,122)	(881,122)
Stock-based compensation	-	-	362,606	-	362,606
Issuance of Common Stock	100,930	1	2,744	-	2,745
Balance September 30, 2024	6,222,692	$62	$17,778,896	$(13,241,352)	$4,537,606

The accompanying notes are an integral part of these condensed consolidated financial statements

F-83

Constellation Network, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024

Net income (loss)	$537,110	$(881,122)
Adjustments to reconcile net income to net cash provided by operations
Depreciation and amortization	11,836	13,157
Stock compensation expense	1,783,610	362,606
Non-cash revenues received as digital assets*	(1,953,508)	(3,133,305)
Cash proceeds in excess (shortfall) of gain from digital assets*	(1,411,504)	3,551,097
Expenses paid through digital assets	982,581	851,986
Deferred revenues	121,084	(249,515)
Non-cash interest income	(91,429)	(8,391)
Income tax provision	1,061,941	144,751
Changes in Current Assets
Trade and other receivables	71,717	75,482
Inventory	74,728	(26,000)
Prepaid expenses	(1,554)	3,975
Changes in Current Liabilities
Trade and other payables	83,201	(110,144)
Wages payable	(50,345)	7,583
Income tax payable	(42,408)	(135,000)
Net cash from operating activities	1,177,060	467,160

Investing activities
Origination of officer loan receivable	(2,207,000)	(640,000)
Purchases of IT equipment	(4,566)	(11,984)
Net cash from investing activities	(2,211,566)	(651,984)

Financing activities
Issuance of common stock	-	2,744
Net cash from financing activities	-	2,744

Net increase (decrease) in cash	(1,034,506)	(182,080)
Cash, beginning of year	2,873,460	1,081,817
Cash, ending balance of September 30	$1,838,954	$899,737

The accompanying notes are an integral part of these condensed consolidated financial statements

* The net change in deferred revenue was $1,429,312 as of September 30, 2024, and $832,033 as of September 30, 2025. This change included both cash and non-cash components, because these items are non-cash in nature, only the portion of the deferred revenue change related to cash-based subscription billings and recognitions of $249,515 as of September 30, 2024, and $121,084 as of September 30, 2025, is reflected as a change in operating cash flows. The node rewards revenue recognized from deferred revenue of $3,133,305 as of September 30, 2024, and $1,953,508 as of September 30, 2025, is included in net income and presented as non-cash adjustment within operating activities in the consolidated statement of cash flows. More clarification on deferred revenues can be found in note 7.

*The Company’s sales of digital assets are generally transacted into stablecoins (primarily USDC or USDT), which may then be redeemed for cash and deposited into the Company’s bank accounts. Gain on digital assets represents the difference between the fair value of consideration received (including stablecoins) and the carrying amount of the assets sold. Because gain on digital assets is recognized at the time of conversion into stablecoins, while only a portion of those stablecoins is redeemed for cash during the same period, the amount reported in the Consolidated Income Statement may not equal the total cash proceeds reflected in the Consolidated Statement of Cash Flows. In certain periods, this results in a shortfall of cash proceeds relative to the reported gain, as part of the gain related to exchanges into USDC or USDT that were not liquidated for cash as of year-end.

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Accordingly, the following supplemental information is provided for the nine months ended September 30, 2025 and 2024 (in USD):

	As of September 30, 2025	As of September 30, 2024
Gain on digital assets (noncash)	$7,249,247	$1,460,718
Unrealized gain on digital assets (noncash)	40,661	-
Digital asset conversions to USD	5,878,404	5,011,815
Cash proceeds in excess (shortfall) of gains	(1,411,504)	3,551,097

F-85

Constellation Network, Inc.

Unaudited Notes to the Condensed Consolidated Financial Statements

For the nine months ended September 30, 2025

1. Organization and Nature of Operations

Constellation Network Inc. (“Constellation” or the “Company”) was incorporated in the State of Delaware on November 15, 2018, and is headquartered in San Francisco, California. The Company functions as a holding entity for subsidiaries engaged in blockchain infrastructure development, digital asset operations, and retail analytics technology.

The consolidated financial statements include the accounts of Constellation Network Inc. and its wholly owned or controlled subsidiaries, including Constellation Labs LLC, Constellation Foundation Company Limited, and Dor Technologies Inc. (collectively, the “Group” or the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

The Company’s operations are organized into the following principal areas:

●	Blockchain Infrastructure and Digital Asset Operations: The Company develops and supports a decentralized network protocol designed to enable scalable and secure data transfer. The Company generates revenue through node participation, licensing arrangements, and digital asset rewards.

●	Retail Analytics Technology: Through its subsidiary Dor Technologies Inc., the Company provides hardware and software tools for physical retail locations to monitor foot traffic and analyze customer behavior patterns.

Digital Asset Activities

The Group holds and transacts in various digital assets, including cryptocurrencies. Digital asset markets are subject to significant volatility, limited regulatory oversight, and evolving accounting and tax guidance. The valuation, custody, and conversion of these assets present ongoing operational and financial risks. See Notes 1.5, 5 and 6 for additional discussion on digital assets and the related accounting policies.

Risks and Uncertainties

The Company operates in industries characterized by rapid technological change, evolving business models, and a complex regulatory landscape. The profitability of the Company’s digital asset-related operations is significantly influenced by market prices of digital assets (including but not limited to Bitcoin and DAG, the native utility token of Constellation Network), the cost and availability of mining or node infrastructure, and user adoption. Additionally, retail analytics customers may be affected by macroeconomic and industry-specific trends impacting physical retail traffic.

The Company continually evaluates its exposure to market, operational, regulatory, and cybersecurity risks, and implements controls to mitigate these risks.

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However, due to the early-stage nature of some of its technologies and markets, there can be no assurance that the Company’s current business model will result in sustained profitability or that it will not require additional capital to fund operation. A substantial portion of the Company’s digital assets consist of DAG and LTX tokens, which are not widely traded and are subject to significant volatility. The concentration of holdings in these tokens exposes the Company to risks related to liquidity, valuation, and market adoption. Additionally, digital assets are maintained with third-party custodians, and the Company is exposed to credit risk in the event of custodian failure.

Summary of Significant Accounting Policies

1.1. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the financial position, results of operations, and cash flows of the Company and its subsidiaries for the nine months ended September 30, 2025 and 2024. All intercompany accounts and transactions have been eliminated in consolidation.

1.2. Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates include, but are not limited to, the fair value of digital assets, revenue recognition, useful lives and recoverability of long-lived assets, deferred revenue, and income tax valuation allowances. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including expectations of future events believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

1.3. Cash and cash equivalents

Cash and cash equivalents include deposits held with financial institutions and highly liquid investments with original maturities of three months or less from the date of purchase.

1.4. Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606 – Revenue from Contracts with Customers. Under ASC 606, revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue recognition follows a five-step model:

1.	Identify the contract with the customer,

2.	Identify the performance obligations in the contract,

3.	Determine the transaction price,

4.	Allocate the transaction price to the performance obligations; and Recognize revenue when (or as) performance obligations are satisfied.

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Performance obligations are identified by evaluating all promised goods or services in a contract and determining which of those are distinct. A promised good or service is considered distinct if the customer can benefit from it on its own or with other readily available resources, and if the promise to transfer the good or service is separately identifiable from other promises in the contract.

The transaction price reflects the amount of consideration the Company expects to be entitled to in exchange for transferring the promised goods or services. It may include fixed and variable components. The Company considers the following when determining the transaction price:

●	Variable consideration and any constraints on such amounts;

●	Significant financing components;

●	Non-cash consideration; and

●	Consideration payable to a customer.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is resolved. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the goods or services and recognized when, or as, the performance obligation is satisfied.

1.4.1. Dor Subscription Revenue

Revenue related to the analytics platform subscription is recognized over time on a straight-line basis over the subscription term, which is typically one year. Payment is generally received in advance on a monthly basis at the beginning of each billing period. Amounts billed in advance are recorded as contract liabilities (deferred revenue) and recognized as revenue over the term of the subscription.

1.4.2. Equipment Revenue

Revenue from the sale of foot-traffic monitoring hardware is recognized at a point in time, when control of the equipment transfers to the customer, which typically occurs upon delivery. The transaction price is established in the sales contract or purchase order and is generally due upon shipment. Since there are no further performance obligations related to the hardware after delivery and payment terms are fixed, revenue and a related receivable are recognized at point in time of delivery.

1.4.3. (Node/Staking) Revenues

The Company earns rewards by operating validator nodes and participating in blockchain staking activities. Revenue is recognized when the Company satisfies its performance obligation, which occurs when a block is validated and the Company becomes entitled to the related reward. In accordance with ASC 606, noncash consideration is measured at fair value at contract inception. For staking rewards, the contract inception and the reward receipt date are effectively the same point in time, as entitlement to the tokens arises simultaneously with their issuance to the validator. Accordingly, rewards are measured using the quoted market price of the related digital asset at the time of the transaction per CoinGecko.com. Subsequent disposals of these digital assets and changes in their fair value are not recognized as revenue. Instead, they are presented under operating expenses in the line item Digital assets (gains) losses.

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1.4.4. Government & Network License Revenue

The Company earns revenue from government contracts and network licensing arrangements. These agreements generally require the Company to provide access to its blockchain protocol related development services, or licenses for use over a specified period. Performance obligations are evaluated separately under ASC 606 based on the terms of each arrangement.

Revenue is recognized as the underlying services are provided or when control of the licensed rights transfers to the customer, which may be over time or at a point in time depending on contract terms. Payments are typically received in advance or in installments based on milestones specified in the agreement. Amounts received in advance of performance are recorded as contract liabilities (deferred revenue) until the performance obligation is satisfied.

1.5. Digital Assets

Effective January 1, 2025, the Company adopted Accounting Standards Update (“ASU”) 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under this guidance, crypto assets that meet the scope criteria of Subtopic 350-60 are measured at fair value, with changes in fair value recognized in net income each reporting period.

The Company holds and transacts in crypto assets such as DAG, LTX, USDC, and BTC. Crypto assets that are not created or issued by the Company (e.g., USDC, BTC, and COTI) are considered in-scope assets and are measured at fair value using quoted market prices (Level 1 inputs under ASC 820). Changes in fair value are recorded as unrealized gain (loss) on digital assets in other income (expense) in the period of remeasurement.

Crypto assets that are internally generated or issued by the Company (e.g., DAG and LTX tokens earned through network activity or protocol issuance) are outside the scope of ASU 2023-08 and continue to be accounted for as indefinite-lived intangible assets under ASC 350. Such assets are recorded at and tested for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable.

The Company recognizes crypto assets when obtained and controlled, including assets acquired through purchases, mining, staking, or as noncash consideration from customers. When crypto assets are received as consideration in revenue contracts, revenue is measured at the fair value of the assets at contract inception in accordance with ASC 606, and the corresponding asset is recorded when received.

Digital assets expected to be realized in cash or used in operations within the Company’s normal operating cycle (one year) are classified as current assets. Consistent with the Company’s practice of converting digital assets to fiat within twelve months to fund operations, the Company classified its digital asset holdings as current as of September 30, 2025. If expectations change, amounts will be reclassified to noncurrent in future periods.

Prior to adoption of ASU 2023-08, the Company accounted for all digital assets as indefinite-lived intangible assets under ASC 350 and measured them at cost less impairment. The adoption represents a change in accounting policy for in-scope crypto assets, which was applied using a cumulative-effect adjustment to opening retained earnings as of January 1, 2025.

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1.6. Accounts Receivable

Accounts receivable represents amounts billed to customers and are stated at the amounts the Company expects to collect. The Company evaluates collectability and records an allowance for expected credit losses, when necessary, based on historical collection experience, the aging of balances, customer-specific information, and current economic conditions. Receivables are written off when collection is no longer expected.

As of September 30, 2025 and December 31, 2024 , expected credit losses were immaterial, and no allowance was recorded.

1.7. Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Cost includes the purchase price and other costs directly attributable to bringing the inventories to their present location and condition, such as freight and import duties. The Company’s inventories primarily consist of hardware components, including foot-traffic sensors and related accessories. Inventories are regularly reviewed for obsolescence and excess quantities based on historical usage, expected future demand, and market conditions. When the carrying amount exceeds net realizable value, inventories are written down to net realizable value, and such write-downs are recognized in cost of sales in the period incurred. For the nine months ending September 30, 2025 and 2024, no inventory write-downs were recorded.

1.8. Fair Value Measurements

The Company follows ASC 820 – Fair Value Measurement to measure certain financial and non-financial assets and liabilities at fair value. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price), using the asset’s highest and best use.

ASC 820 establishes a three-level hierarchy for inputs used in measuring fair value:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities or inputs that are corroborated by observable market data.

●	Level 3: Unobservable inputs that are not corroborated by market data and reflect the Company’s own assumptions about market participant pricing.

The classification within the hierarchy is based on the lowest level input that is significant to the valuation.

As of September 30, 2025, the Company held certain crypto assets measured at fair value on a recurring basis in accordance with ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60). Crypto assets that meet the scope criteria of ASU 2023-08 (for example, USDC, BTC, and COTI) are measured at fair value using quoted market prices on active exchanges (Level 1 inputs). Changes in fair value are recorded as Unrealized gain (loss) on digital assets in Other income (expense) in the period of remeasurement.

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Crypto assets that are internally created or issued by the Company (for example, DAG and LTX tokens earned through network activity or protocol issuance) are excluded from the scope of ASU 2023-08 and continue to be accounted for as indefinite-lived intangible assets under ASC 350, carried at cost (typically zero) and evaluated for impairment when indicators exist.

Except for the recurring fair-value remeasurement of in-scope crypto assets, the Company did not have other assets or liabilities measured at fair value on a recurring basis as of September 30, 2025.

1.9. Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and any impairment losses. Cost includes all expenditures directly attributable to the acquisition or construction of the asset.

Subsequent expenditures are capitalized only when it is probable that they will result in future economic benefits and the cost can be measured reliably. All other repair and maintenance costs are expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives are as follows:

●	Computer hardware: 7 years

●	Software: 15 years

●	Furniture and fixtures: 7 years

When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts. Any resulting gains or losses are recognized in the statement of operations.

The following table summarizes the balances and activity for property and equipment:

Description	As of September 30, 2025	As of December 31, 2024
Gross fixed assets, beginning of period	$178,252	$162,784
Additions	7,270	15,468
Gross fixed assets, end of period	185,522	178,252
Accumulated depreciation, beginning of period	(133,250)	(115,385)
Depreciation expense	(11,836)	(17,865)
Accumulated depreciation, end of period	(145,086)	(133,250)
Net book value	$40,436	$45,002

1.10. Income Taxes

Accounting policy

The Company accounts for income taxes using the asset-and-liability method in accordance with Accounting Standards Codification Topic 740, Income Taxes (ASC 740). Under the asset-and-liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance to the extent that, in management’s judgment, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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Interim period income tax provision

The provision for income taxes for interim periods is determined by applying an estimated annual effective tax rate to year-to-date pretax income (the “estimated annual effective tax rate method”), with recognition of discrete items in the period in which they occur, in accordance with ASC 740-270. The estimate of the annual effective tax rate requires significant judgment and consideration of expected annual taxable income, enacted tax rates, the expected mix of domestic and foreign income, projected discrete items, and other tax attributes. The effective tax rates for the nine months ended September 30, 2025 and September 30, 2024 were based on the Company’s forecasted annualized effective tax rates and were adjusted for discrete items that occurred within the periods presented.

The Company’s provision for income taxes for the nine months ended September 30, 2025, was $1,061,941 compared to $144,751 for the same period in 2024. The Company reported a pre-tax loss of $(544,672) for the nine months ended September 30, 2025, and $(736,371) for the same period in 2024, resulting in an effective tax rate of (-195%) and (-19.7%) for 2025 and 2024, respectively. The change in the effective tax rate was primarily driven by the increase in the Company’s pre-tax loss for the current year and the relative impact of non-deductible expenses.

	For the nine months ended September 30,
	2025	2024
Income (loss) before income taxes	$(544,672)	$(736,371)
Income tax expense	1,061,941	144,571
Effective tax rate	(-195%)	(-19.7%)

The Company files U.S. federal and various state income tax returns. The Company is not under examination by the IRS or any state tax authorities, and all tax years prior to 2021 are closed to further examination in all major jurisdictions.

The Company evaluates uncertain tax positions in accordance with ASC 740-10. As of September 30, 2025, there were no material changes to unrecognized tax benefits during the nine months ended September 30, 2025, and the Company does not expect any significant increases or decreases in such amounts within the next twelve months.

During the nine months ended September 30, 2025, the Company accrued additional interest related to uncertain tax positions in the amount of $54,313. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. The provisions of the bill solidify numerous tax law changes originally enacted in the Tax Cuts and Jobs Act (“TCJA”) of 2017. The provisions of the OBBBA were reflected in the Q3 2025 financial statements.

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1.11 Contingencies

The Company accounts for loss contingencies in accordance with ASC Topic 450 – Contingencies. A liability is accrued for legal proceedings, claims, or other contingencies when it is both probable that a loss has been incurred and the amount can be reasonably estimated.

The Company reviews and updates its assessment of such matters at each reporting period. If a loss contingency is probable but not reasonably estimable, or if it is reasonably possible that a loss may have been incurred, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss, if determinable.

As of September 30, 2025, and December 31, 2024, the Company was not involved in any legal proceedings or other matters that are expected to have a material impact on its consolidated financial position or results of operations, and no accrual for loss contingencies was recorded.

2. Officer Loan Receivables

The Company had officer loans receivable totaling $3,104,148 as of September 30, 2025, and $805,718 as of December 31, 2024, which includes $107,148 of accrued interest as of September 30, 2025, and $15,718 of accrued interest as of December 31, 2024. These loans are unsecured, bear interest at 4% per annum. No repayments were made during nine months ended September 30, 2025 and 2024, respectively.

Description	As of September 30, 2025	As of December 31, 2024
Benjamin Diggles	$703,726	$70,760
Benjamin Jorgensen	1,221,166	367,479
Michael Brand	1,179,256	367,479
Total	$3,104,148	$805,718

3. Dor Inventory

Dor inventory consists entirely of finished goods related to foot traffic sensor equipment produced and sold by Dor Technologies Inc. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method.

The carrying value of Dor inventory was $549,903 as of September 30, 2025, and $624,631 as of December 31, 2024. No write-downs were recorded for the nine months ending September 30, 2025, and 2024, respectively.

4. Investments and Investment Deposits

As of September 30, 2025, and December 31, 2024, the Company recorded investment deposits totaling $200,000 within non-current assets. These deposits relate to the following:

●	1Kin Ltd. SAFE and Token Warrant – In September 2022, the Company invested $100,000 in 1Kin Ltd. through a Simple Agreement for Future Equity (SAFE) with a post-money valuation cap of $30 million. In connection with this SAFE, the Company also received a Token Warrant granting the right to acquire approximately 1.67% of tokens issued at any future Token Generation Event by 1Kin Ltd. Because no tokens have been issued to date and no reliable fair value can be established, the Token Warrant has not been recognized as an asset in the accompanying financial statements. The SAFE is accounted for as a non-marketable equity security measured at cost, adjusted for impairment if indicators arise. As September 30, 2025, no impairment was recognized. Baukunst Fund I – In March 2022, the Company submitted an indication of interest for a $100,000 capital commitment to Baukunst Fund I, LP, a Delaware limited partnership. The amount was funded as an investment deposit but remains subject to final subscription and capital call processes. The commitment is classified as a non-current asset, carried at cost. No distributions or impairments were recorded as of September 30, 2025 and December 31, 2024.

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Management evaluates these investments periodically for impairment based on available information. As of September 30, 2025, management concluded that no impairment indicators existed.

5. Digital Assets

Effective January 1, 2025, the Company adopted Accounting Standards Update (“ASU”) 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. The standard requires crypto assets within its scope to be measured at fair value each reporting period, with changes in fair value recognized in net income.

Upon adoption, the Company recorded a cumulative-effect adjustment to opening retained earnings of $214,466, representing the difference between the carrying amount and the fair value of its COTI holdings at January 1, 2025. The Company did not restate prior-period amounts.

Under ASU 2023-08, crypto assets that meet the scope criteria — fungible, cryptographically secured assets that are not created or issued by the Company or its affiliates — are measured at fair value in accordance with ASC 820, Fair Value Measurement. As of September 30, 2025, the Company held certain crypto assets measured at fair value on a recurring basis (e.g., USDC, BTC, and COTI) using quoted market prices on active exchanges (Level 1 inputs). For the nine months ended September 30, 2025, the Company recognized net unrealized gains of $40,661 on these digital assets, recorded within Other income (expense).

Digital assets that are internally generated or issued by the Company’s network (e.g., DAG tokens earned through validator activity or protocol issuance) are outside the scope of ASU 2023-08 and continue to be accounted for as indefinite-lived intangible assets under ASC 350. These assets are recorded at cost and tested for impairment when indicators exist.

A reconciliation of digital asset balances is as follows:

	As of September 30, 2025	As of December 31, 2024
Balance at beginning of period	$2,729,640	$7,961,313
Additions	1,543,479	1,953,508
Digital asset gain	7,249,247	3,610,672
Unrealized digital asset gain	40,661	-
Disposals	(8,086,525)	(10,795,853)
Balance at end of period	$3,476,502	$2,729,640

●	Additions represent digital assets received as validator node rewards, measured at fair value on the date earned and purchases, recorded at average cost upon receipt. For the nine months ended September 30, 2025, and 2024, DAG received as a validator node reward totaled $1,000,391 and $1,953,508, respectively. During the nine months ended September 30, 2025, purchases included Bitcoin (BTC) for $200,000, Coinbase Bitcoin (cbBTC) for $100,000, Aerodrome ETH/DAG Pool for $90,000, Beefy cbBTC/USDC Pool for $75,000, Upsider AI (UP) for $68,088, and DIMES for $10,000.There were no purchases of digital assets for the nine months ending September 30, 2024.

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●	Disposals represent the carrying amounts of digital assets removed from the balance sheet, including USDC and USDT tokens sold for cash and tokens used to settle operating expenses using the first-in, first-out method. For the nine months ending September 30, 2025 and 2024 the digital asset disposals totaled $8,086,525 and $5,863,799, respectively.

●	Gains included in net income represent the excess of proceeds or fair value at the time of settlement over the carrying amount of digital assets disposed of. For the nine months ended September 30, 2025, only DAG tokens held in the treasury that were internally created were sold and carried a cost basis of $0 and recognized realized gains of $7,249,247. For the nine months ended September 30, 2024, the Company disposed of DAG tokens previously earned as validator node rewards that carried an aggregate cost basis of $6,100,395 and recognized realized gains of $1,460,718. No realized losses or impairments on digital asset disposals were recognized in 2025 or 2024.

Carrying value of digital assets:

Digital Asset	As of September 30, 2025	As of December 31, 2024
USD Coin (USDC)	$1,832,760	$2,670,038
DAG (Constellation)	1,000,391	-
Bitcoin (BTC)	238,226	-
Coinbase Bitcoin (cbBTC)	130,297	-
Aerodrome ETH/DAG Pool	90,000	-
Beefy cbBTC/USDC Pool	84,107	-
Upsider AI (UP)	205,498	-
COTI	99,700	59,602
DIMES	9,989	-
Total	$3,690,968	$2,729,640

The Company determines the carrying value of its digital assets as follows:

●	DAG (Constellation) node rewards totaled 21,056,790 DAG as of September 30, 2025, with an average cost basis value of $0.048 per token for a total cost basis of $1,000,391 – recorded at the average fair market value when the network node has validated a block and the Company becomes entitled to the related reward. No DAG received from node rewards was held as of December 31, 2024.

●	DAG Treasury allocation (211,635,911 tokens as of September 30, 2025 and 365,017,213 tokens as of December 31, 2024) – internally created/allocated and recorded with a cost basis of $0, consistent with ASC 350.

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●	Lattice Token (LTX) (30,491,323 tokens as of September 30, 2025, and 30,248,267 tokens as of December 31, 2024) – internally created and recorded with a cost basis of $0.

●	COTI (2,322,391 tokens as of September 30, 2025, and December 31, 2024) – recorded at the fair market value of $99,700, with an aggregate cost basis of $59,602.

●	Bitcoin (BTC) (2.0892 tokens as of September 30, 2025, none as of December 31, 2024) – recorded at the fair market value of $238,226, with an aggregate cost basis of $200,000.

●	Coinbase Bitcoin (cbBTC) (1.143 tokens as of September 30, 2025, and none as of December 31, 2024) — recorded at the fair market value of $130,297, with an aggregate cost basis of $100,000.

●	Aerodrome ETH/DAG Pool – recorded at the fair market value of $90,000, with an aggregate cost basis of $90,000 as of September 30, 2025, and none as of December 31, 2024.

●	Beefy cbBTC/USDC Pool – recorded at the fair market value of $84,107, with an aggregate cost basis of $75,000 as of September 30, 2025, and none as of December 31, 2024

●	Upsider AI (UP) (81,065,250 tokens as of September 30, 2025, and none as of December 31, 2024) – recorded at the fair market value of $205,498, with an aggregate cost basis of $68,088.

●	DIMES (1,076,435,069 tokens as of September 30, 2025, and none as of December 31, 2024) – recorded at the fair market value of $9,989, with an aggregate cost basis of $10,000.

●	For informational purposes, the summary of estimated fair values of significant digital asset holdings were approximately $9.6 million and $25.7 million as of September 30, 2025, and December 31, 2024, respectively, as follows:

Digital Asset	As of September 30, 2025	As of December 31, 2024
DAG (Constellation)	$6,271,801	$18,684,501
Lattice Token (LTX)	665,008	4,089,414
USD Coin (USDC)	1,832,760	2,670,038
COTI	99,700	274,068
Bitcoin (BTC)	238,226	-
Coinbase Bitcoin (cbBTC)	130,297	-
Aerodrome ETH/DAG Pool	90,000	-
Beefy cbBTC/USDC Pool	84,107	-
Upsider AI (UP)	205,498	-
DIMES	9,989	-
Total	$9,627,386	$25,718,021

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The Company determines fair value of digital assets using quoted prices per “CoinGecko.com”, an online coin price aggregator which uses active exchanges, which it considers Level 1 inputs within the ASC 820 fair value hierarchy. As of September 30, 2025, and December 31, 2024, all fair values disclosed were based on Level 1 inputs.

As of September 30, 2025, approximately $679,748 of the Company’s digital asset holdings were subject to contractual sale restrictions related to collateral pledged to market-maker service providers in connection with exchange liquidity arrangements. These assets remain restricted until the related market-maker obligations are settled or the collateral is released and therefore have not yet been realized through settlement or conversion. No digital assets were subject to contractual sale restrictions as of December 31, 2024.

6. Gains on Digital Assets

The Company engages in transactions involving digital assets, which may be received as consideration for services, validator node rewards, or other noncash activities. When digital assets are exchanged or sold (including exchanges into stablecoins such as USDC), the Company recognizes a gain or loss on digital assets. Such gains represent the difference between the fair value of consideration received (including stablecoins) and the carrying value of the assets disposed. Because gains are recognized upon conversion into USDC, while not all USDC is converted into cash in the same period, amounts reported as gain on digital assets may differ from the cash proceeds received.

Effective January 1, 2025, the Company adopted ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60), which requires qualifying crypto assets to be measured at fair value with changes recognized in net income. As a result, the Company now recognizes unrealized gains and losses on in-scope crypto assets based on their fair value at each reporting date.

For the nine months ended September 30, 2025, digital assets sold had no associated cost basis; therefore, the full amount of the proceeds was recognized as realized gain on digital assets of $7,249,247. In addition, the Company recognized unrealized gains of $40,661 related to fair-value remeasurement of in-scope crypto assets under ASU 2023-08 during the same period.

For the nine months ended September 30, 2024, prior to adoption of ASU 2023-08, the Company recorded a cost basis of $6,100,395 for the digital assets sold, resulting in realized gains of $1,460,718. No unrealized fair-value gains or losses were recognized in 2024 under the prior cost-less-impairment model.

7. Deferred Revenue

Deferred revenue consists of contract liabilities arising from amounts billed to customers or received in advance, for which revenue recognition criteria under ASC 606 have not yet been satisfied. The balance primarily includes prepaid subscription fees for software services, advance payments for hardware not yet delivered, and validator node rewards recognized over time.

The Company’s remaining performance obligations primarily relate to Dor subscription contracts. As of September 30, 2025, the deferred subscription revenue balance of $376,879 represents the amount of transaction price allocated to unsatisfied performance obligations, which will be recognized as revenue over the subscription terms through 2025 and 2026.

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The Company’s deferred revenue balance related to node rewards does not represent remaining performance obligations under ASC 606, as these amounts do not arise from enforceable contracts with customers.

The following table presents the roll-forward of deferred revenue for the periods ended September 30 2025, and 2024:

Component	As of September 30, 2025	As of September 30, 2024
Beginning balance	$2,209,303	$4,547,756
Additions – Subscription deferred revenue	1,044,609	639,742
Additions – Node rewards deferred revenue	1,000,391	1,953,508
Revenue recognized – Subscription	(923,525)	(889,257)
Revenue recognized – Node rewards	(1,953,508)	(3,133,305)
Ending balance	$1,377,270	$3,118,444

Dor Technologies Subscription Revenue: Customers pay upfront for access to the Company’s retail analytics platform, generally under 12-month subscription agreements. Revenues are recognized ratably over the term of the contract. For the nine months ended September 30, 2025, $1,044,609 was added to deferred subscription revenue and $923,525 was recognized resulting in a balance of $376,879. For the nine months ended September 30, 2024, $639,742 was added to deferred subscription revenue and $889,257 was recognized, resulting in a balance of $326,279.

Deferred Node Rewards: Validator node rewards are recorded initially as deferred revenue and recognized as revenue after a 12-month deferral period, representing the point at which the Company can realize the economic benefits of the rewards. For the nine months ending September 30, 2025, $1,000,391 was added to deferred node rewards and $1,953,508 was recognized, resulting in a balance of $1,000,391. For the nine months ending September 30, 2024, $1,953,508 was added to deferred node rewards and $3,133,305 was recognized, resulting in a balance of $2,792,165.

8. Share Capital

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.00001 per share.

As of September 30, 2025, and December 31, 2024, the Company had issued and outstanding 6,222,692 shares of common stock. Any amount received in excess of the par value of shares is recorded as Additional Paid-in Capital.

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9. Stock-Based Compensation

The Company maintains stock option plans that provide for the granting of options to employees, directors, and consultants. Options generally vest over a four-year period and have a contractual term of ten years.

The following table summarizes option activity for the nine months ended September 30, 2025:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
Outstanding at December 31, 2024	3,027,295	$1.10	5.74
Granted as of September 30, 2025	2,547,670	$5.44	-
Exercised as of September 30, 2025	-	-	-
Expired as of September 30, 2025	(2,730)	$4.31	-
Outstanding at September 30, 2025	5,572,235	$3.13	6.74

The aggregate intrinsic value of options outstanding and exercisable as of September 30, 2025, and December 31, 2024, respectively, based on the Company’s most recent common stock fair value of $5.44 per share are the following:

	Options Outstanding	Options Exercisable	Intrinsic Value per Option	Intrinsic Value Outstanding	Intrinsic Value Exercisable
As of December 31, 2024	3,027,295	2,943,043	$4.39	$13,289,785	$12,919,920
As of September 30, 2025	5,572,235	4,230,344	$2.31	$12,889,486	$9,785,474

The aggregate intrinsic value of options exercised for the nine months ending September 30, 2025 was zero. No options were exercised for the nine months ending September 30, 2025. For the nine months ending September 30, 2024, a total of 100,930 stock options were exercised, of which 100,000 were settled through a net-share (cashless) exercise, resulting in the surrender of 7,510 options to satisfy the exercise price. The remaining 930 options were exercised for cash, generating $2,744 of proceeds. No cash proceeds were received for the nine months ending September 30, 2025. No tax benefits were realized from option exercises during either period, as all related deferred tax assets are fully offset by a valuation allowance.

The Company recognized stock-based compensation expense of $1,783,610 and $362,606 for the nine months ended September 30, 2025 and 2024, respectively. The related expense is classified within general and administrative expenses in the accompanying consolidated statements of operations. As of September 30, 2025, the Company had $9,592,349 of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted-average period of 1.1 years.

The weighted average grant-date fair value of options granted was approximately $4.20 in 2024 and 2025, per option as estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

●	Common stock fair value: $5.44 per share (based on an independent third-party 409A valuation dated March 21, 2025)

●	Expected volatility: 90%

●	Expected term: 6.25 years

●	Risk-free interest rate: 4-4.25%

●	Dividend yield: 0%

10. Subsequent Events

The Company management has evaluated subsequent events through October 31, 2025 when the condensed consolidated financial statements were available to be issued. No events have occurred subsequent to the balance sheet date that would require recognition or disclosure in the accompanying consolidated financial statements.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us (the Registrant), other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the SEC Registration Fee.

Amounts to be Paid
SEC registration fee	$	*
Printing fees and expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its Stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of the registrant shall be personally liable to it or its shareholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL, as amended. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

II-1

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

As of the date of this Prospectus, AIAI Holdings Corporation has issued: (i) [   ] Shares of its Class A common stock to [   ] accredited investors at a price $[    ] per share, (ii) [_______] shares of its Class B common stock to one accredited investors at a price of $0.001 per share, (iii) [    ] shares of its convertible preferred stock to various unaffiliated third parties in a private placement at a price of $[   ] per share, and (iv) [   ] shares of its common stock to Dawson James Securities, Inc upon the Direct Listing.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

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Item 16. Exhibits and Financial Statement Schedules.

(1)	Exhibits.

See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Incorporation*
3.2	Form of Amended and Restated Certificate of Incorporation*
3.3	Bylaws*
3.4	Amended and Restated Bylaws*
5.1	Opinion of Egan Nelson LLP*
10.1#	AIAI Holdings Corporation 2025 Equity Incentive Plan*
10.2#	Form of Restricted Stock Agreement*
10.3#	Form of Indemnity Agreement between AIAI Holdings Corporation and each of its directors and executive officers*
10.4	License Agreement by and between AIAI Holdings Corporation and Messier 42 LLC*
10.5#	Employment Agreement dated [ ], between AIAI Holdings Corporation and Todd Furniss*
10.6#	Employment Agreement dated, [ ], between AIAI Holdings Corporation and Stephanie Liebman*
10.7#	Employment Agreement dated [ ], between AIAI Holdings Corporation and Kenneth Betts*
10.8#	Employment Agreement dated, [ ], between AIAI Holdings Corporation and Barbara Barton Weiszhaar*
10.9#	Restricted Stock Award Agreement, dated [________], between AIAI Holdings Corporation and Todd Furniss*
10.10#	Restricted Stock Award Agreement, dated [_____________], between AIAI Holdings Corporation and Stephanie Liebman*
10.11#	Restricted Stock Award Agreement, dated [___________], between AIAI Holdings Corporation and Kenneth Betts*
10.12#	Restricted Stock Award Agreement, dated [___________], between AIAI Holdings Corporation and Barbara Barton Weiszhaar*
10.13	Direct Listing Engagement Letter dated November [__], 2025, between AIAI Holdings Corporation, RBW Capital Partners LLC, and Dawson James Securities, Inc.*
10.14	Private Placement Engagement Letter dated November [__], 2025, between AIAI Holdings Corporation, RBW Capital Partners LLC, and Dawson James Securities, Inc.*
10.16	Office Lease, dated [__________], by and between AIAI Holdings Corporation and Messier 42 LLC*
21.1	List of Subsidiaries of AIAI Holdings Corporation Inc.*
23.1	Consent of Egan Nelson LLP (included in Exhibit 5.1)*
23.2	Consent of Forvis Mazars, LLP*
24.1	Power of Attorney (included on signature page)*
107	SEC Filing Fee Table*

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on [_________], 2025.

AIAI HOLDINGS CORPORATION

By:
Name:	Todd Furniss
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Todd Furniss with full power of substitution and resubstitution and full power to act, as his true and lawful attorney-in-fact and agent to act in his name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute, may lawfully do or cause to be done by virtue hereof.

As required under the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Chief Executive Officer and Director	[_______], 2025
Todd Furniss	(Principal Executive Officer)

	Chief Financial Officer	[_______], 2025
Stephanie Liebman	(Principal Financial Officer)

	Chairman and Director	[_______], 2025
John P. Rochon

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